As filed with the Securities and Exchange Commission on January 4, 2010
Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Registration Statement
on
FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF UNIT INVESTMENT TRUSTS
REGISTERED ON FORM N-8B-2

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Exact Name of Registrant)

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)
 (Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)

Depositor's Telephone Number, including Area Code:
(614) 249-7111

Name and Address of Agent for Service:	Copy to:

Robert W. Horner, III Vice President and Secretary One Nationwide Plaza Columbus, Ohio 43215	Mary Thornton Payne, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2415

Approximate date of proposed public offering:
As soon as practicable after effectiveness of this registration statement.
______________

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
______________

Title of securities being registered:
Units of Interest in Flexible Premium Adjustable Survivorship Variable Life Insurance Policies.

SURVIVOR OPTIONS PLUS
Flexible Premium Adjustable Survivorship Variable Life

Issued by
Nationwide Provident VLI Separate Account 1

and

Nationwide Life Insurance Company
(Formerly Issued by Nationwide Life Insurance Company of America)

Prospectus supplement dated January 4, 2010 to
Prospectus dated May 1, 2000,
as supplemented June 9, 2009, May 1, 2004,
December 23, 2003, May 1, 2003, and October 1, 2002.

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.  You may obtain a copy of the prospectus for your Policy by calling (800) 848-6331 (TDD 1-800-238-3035) or write:

Nationwide Life Insurance Company
5100 Rings Road, RR1-04-F4
Dublin, Ohio 43017

Effective following the close of business on December 31, 2009, Nationwide Life Insurance Company of America (“NLICA”) merged with and into Nationwide Life Insurance Company (“NLIC”).  Upon consummation of the merger, NLICA’s separate corporate existence ceased by operation of law, and NLIC assumed legal ownership of all of the assets of NLICA, including the separate accounts funding the flexible premium adjustable survivorship variable life policies (each a “Policy”) formerly issued by NLICA, and the assets of those separate accounts.  As a result of the merger, NLIC became responsible for all liabilities and obligations of NLICA, including those created under the Policies; and the separate account that funds the benefits for your Policy, became a separate account of NLIC.  The Policies have thereby become variable life policies funded by a separate account of NLIC, and each Policy Owner has become a Policy Owner of NLIC.  Thus, references to Nationwide Life Insurance Company of America or NLICA in the May 1, 2000 prospectus should generally be replaced by references to Nationwide Life Insurance Company or NLIC.

Please note:  The merger will not affect your rights under the Policy; there are no income tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

Before January 1, 2010, the Policies were issued by NLICA, at that time a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Also as a part of the sponsored demutualization the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI Separate Account 1.

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March, 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  NLIC provides life insurance, annuities and retirement products.  NLIC is a wholly owned subsidiary of NFS.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of Nationwide Mutual Insurance Company.

1

The following supplements the prospectus and replaces any inconsistent information:

Change to the Name of the Issuer:

Effective following the close of business on December 31, 2009, the issuer changed from Nationwide Life Insurance Company of America (“NLICA”) (formerly Provident Mutual Life Insurance Company or PMLIC) to Nationwide Life Insurance Company (“NLIC”).  Any and all references to Nationwide Life Insurance Company of America or NLICA, and Provident Mutual Life Insurance Company or PMLIC are replaced with Nationwide Life Insurance Company or NLIC.  The new contact information for the issuer is as follows:

Service Center: 5100 Rings Road, RR1-04-F4 Dublin, Ohio 43017 (800) 848-6331 (TDD 1-800-238-3035)	Main Administrative Office: One Nationwide Plaza Columbus, Ohio 43215 (614) 249-7111

The following replaces the second paragraph and the list of Portfolios available under the Policy, as shown on the first page of the Prospectus:

After certain deductions are made, Net Premiums are allocated to the Nationwide Provident VLI Separate Account 1 (“the Separate Account”), or the Guaranteed Account, or both.  The Separate Account is divided into subaccounts (the “Subaccounts”), the assets of are used to purchase shares of a designated corresponding investment Portfolio that is part of one of the following mutual fund companies (the “Funds”):

AIM Variable Insurance Funds
AllianceBernstein Variable Products Series Fund, Inc.

American Century Variable Portfolios II, Inc.
Dreyfus Investment Portfolios
Dreyfus Stock Index Fund, Inc.
Dreyfus Variable Investment Fund
Federated Insurance Series
Fidelity Variable Insurance Products Fund
Franklin Templeton Variable Insurance Products Trust
Janus Aspen Series
MFS Variable Insurance Trust
Nationwide Variable Insurance Trust
Neuberger Berman Advisers Management Trust
Oppenheimer Variable Account Funds
Putnam Variable Trust
The Universal Institutional Funds, Inc.
Van Eck Worldwide Insurance Trust
Wells Fargo Advantage Variable Trust

The following replaces the disclosure in the second paragraph under the “Allocation of Net Premiums” section in the Prospectus:

Nationwide Provident VLI Separate Account 1 is divided into Subaccounts, the assets of which are used to purchase shares of a designated corresponding mutual fund portfolio (each, a “Portfolio”) that is part of one of the funds shown on the first page of this Prospectus (the “Funds”, each, a “Fund”).  There is no assurance that the investment objectives of a particular Portfolio will be met.

2

Delete the phrase “0% to 4%” under the “Premium Expense Charge” section within the “Charges Assessed Under the Policy” section in the Prospectus and replace with “0% to 5%.”

The following replaces the disclosure under the “TABLE OF FUND FEES AND EXPENSES” section in the Prospectus:

The next table shows the minimum and maximum total operating expenses, as of December 31, 2008, charged by the Portfolios periodically during the life of the Policies.  The table does not reflect short-term trading fees.  More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses1	Minimum	Maximum
(expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of Portfolio assets)	0.28%	1.98%
____________________

1  The minimum and maximum Portfolio operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some Portfolios.  Therefore, actual expenses could be lower.  Refer to the individual Portfolio prospectuses for specific expense information.

Delete the current “Provident Mutual Life Insurance Company,” “The Separate Account,” and “The Funds”  sections in the Prospectus and replace with the following:

Nationwide Life Insurance Company

Nationwide Life Insurance Company (“NLIC”) is a stock life insurance company organized under Ohio law in March 1929, with its Main Administrative Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  NLIC is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.  NLIC is a wholly owned subsidiary of Nationwide Financial Services, Inc. (“NFS”), a holding company.  NLIC is an indirect wholly owned subsidiary, and NFS a direct wholly owned subsidiary, of NMIC.

On January 1, 2009, NFS became a private wholly owned subsidiary of NMIC.  NFS is the holding company of NLIC and other companies that comprise the retirement savings operations of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $135 billion as of December 31, 2008.

Before January 1, 2010, the Policies were issued by Nationwide Life Insurance Company of America (“NLICA”), at that time a wholly owned subsidiary of NFS.  NLICA was chartered by the Commonwealth of Pennsylvania in 1865 under the name Provident Mutual Life Insurance Company (“PMLIC”).  On October 1, 2002, PMLIC converted from a mutual insurance company to a stock insurance company, changed its name to Nationwide Life Insurance Company of America, and became a wholly owned subsidiary of NFS, pursuant to terms of a sponsored demutualization.  Effective following the close of business on December 31, 2009, NLICA merged with and into NLIC, and NLIC was the surviving company.

We submit annual statements on our operations and finances to insurance officials in all states and jurisdictions in which we do business.  We have filed the Policy with insurance officials in those jurisdictions in which the Policy is sold.

We intend to reinsure a portion of the risks assumed under the Policies.

3

Nationwide Provident VLI Separate Account 1

The Nationwide Provident VLI Separate Account 1 (the “Separate Account”) was established by Provident Mutual Life Insurance Company or PMLIC (now known as Nationwide Life Insurance Company or NLIC) under the provisions of Pennsylvania law and commenced operations on October 1, 1985.  The Separate Account is a separate investment account of NLIC established by the Board of Directors of PMLIC (now known as NLIC) under Delaware law to support the Policies and other variable life insurance policies.  NLIC has registered the Separate Account with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”).  Such registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account.

The Separate Account was originally named Provident Mutual Variable Growth Separate Account, and on May 1, 2000, changed its name to the Provident Mutual Variable Life Separate Account.

On October 1, 2002, in connection with the sponsored demutualization (whereby NLICA converted from a mutual insurance company to a stock life insurance company, became a wholly-owned subsidiary of NFS, and changed its name from Provident Mutual Life Insurance Company to Nationwide Life Insurance Company of America), the Provident Mutual Variable Life Separate Account changed its name to the Nationwide Provident VLI  Separate Account 1.

The assets of the Separate Account are owned by NLIC.  However, these assets are held separate from other assets and are not part of NLIC’s General Account.  The portion of the assets of the Separate Account equal to the reserves or other policy liabilities of the Separate Account are not chargeable with liabilities that arise from any other business NLIC conducts.  NLIC may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy Account Value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of NLIC.  NLIC may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

The Funds

The Portfolios are each part of one of eighteen (18) Funds.  Each of the Funds is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios.  The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies.  Some of the Funds may, in the future, create additional Portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio.

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and NLIC makes no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

4

AIM Variable Insurance Funds- AIM V.I. Basic Value Fund: Series I Shares
This Portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund: Series I Shares
This Portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Growth of capital.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	Invesco Aim Advisors, Inc.
Sub-adviser:
Invesco Trimark Investment Management, Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited

Investment Objective:	Long-term capital growth.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Growth and Income Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Adviser:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S. inflation.

5

American Century Variable Portfolios, Inc. - American Century VP Income & Growth Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Capital growth by investing in common stocks. Income is a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP International Fund: Class I
This Portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	American Century Global Investment Management, Inc.
Investment Objective:	Capital growth.

American Century Variable Portfolios, Inc. - American Century VP Ultra Fund: Class I
This Portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
This Portfolio is only available for Policies issued before May 1, 2009
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P SmallCap 600 Index®. *

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Mellon Capital Management
Investment Objective:	To match performance of the S&P 500.*

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Fayez Sarofim
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Dreyfus Variable Investment Fund - Developing Leaders Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Sub-adviser:	Franklin Portfolio Associates
Investment Objective:	Capital growth.

Federated Insurance Series - Federated Capital Appreciation Fund II: Primary Shares
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Investment Objective:	Capital appreciation.

Federated Insurance Series – Federated Clover Value Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Federated Global Investment Management Corp.
Investment Objective:	To seek long-term growth of capital.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

6

Fidelity Variable Insurance Products Fund - VIP Asset Manager Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High total return.

Fidelity Variable Insurance Products Fund - VIP Contrafund® Portfolio: Initial Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP High Income Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Initial Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Long-term capital growth.

Fidelity Variable Insurance Products Fund - VIP Value Strategies Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company (FMR)
Sub-adviser:	Fidelity Management & Research Co., Inc. (FMR Co., Inc.); Fidelity Research & Analysis Company (FRAC)
Investment Objective:	Capital appreciation.

7

Franklin Templeton Variable Insurance Products Trust - Franklin Rising Dividends Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class I
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Janus Aspen Series - Balanced Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital, consistent with preservation of capital and balanced by current income.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - INTECH Risk-Managed Core Portfolio: Service Shares
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Janus Capital Management LLC
Sub-adviser:	INTECH Investment Management LLC ("INTECH")
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Overseas Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

MFS® Variable Insurance Trust - MFS Investors Growth Stock Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS VIT Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

8

Nationwide Variable Insurance Trust – AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.
Investment Objective:	Seeks a high level of current income consistent with preserving capital.

This underlying mutual fund or subaccount assesses a short-term trading fee (please see the “Short-Term Trading Fees” section in this prospectus).

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	American Century Investment Management, Inc.
Investment Objective:	Seeks capital appreciation.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Nationwide Variable Insurance Trust - Gartmore NVIT Global Utilities Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Global Financial Services Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Nationwide Asset Management, LLC
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - NVIT Growth Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Health Sciences Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

9

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Nationwide Fund Advisors
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Capital appreciation.

10

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Federated Investment Management Company
Investment Objective:	The fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Logan Circle Partners, L.P.
Investment Objective:	Above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - NVIT Multi-Manager International Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	AllianceBernstein L.P.; JPMorgan Investment Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Neuberger Berman Management Inc. and American Century Investment Management Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Waddell & Reed Investment Management Company; OppenheimerFunds, Inc.
Investment Objective:	Capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; JPMorgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:
Aberdeen Asset Management, Inc.: American Century Investment Management Inc.; Gartmore Global Partners; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT Nationwide Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class IV*
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

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Nationwide Variable Insurance Trust - NVIT Technology and Communications Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Aberdeen Asset Management, Inc.
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust – Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	OppenheimerFunds, Inc.
Investment Objective:	Seeks long-term capital growth.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class IV
Investment Adviser:	Nationwide Fund Advisors
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and convertible securities.

Neuberger Berman Advisers Management Trust - AMT Mid-Cap Growth Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Growth of capital.

Neuberger Berman Advisers Management Trust - AMT Partners Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Capital growth.

Neuberger Berman Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Lehman Brothers Asset Management LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal; total return is a secondary goal.

Neuberger Berman Advisers Management Trust - AMT Small Cap Growth Portfolio: S Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

Neuberger Berman Advisers Management Trust - AMT Socially Responsive Portfolio: I Class
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Neuberger Berman Management LLC
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth by investing primarily in securities of companies that meet financial criteria and social policy.

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Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA:  Non-Service Shares
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non-Service Shares
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

Putnam Variable Trust - Putnam VT Growth and Income Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital growth and current income.

Putnam Variable Trust - Putnam VT International Equity Fund: Class IB
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Putnam Investment Management, LLC
Sub-adviser:	Putnam Investments Limited and Putnam Advisory Company, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Putnam Variable Trust - Putnam VT Voyager Fund: Class IB
Investment Adviser:	Putnam Investment Management, LLC
Investment Objective:	Capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

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The Universal Institutional Funds, Inc. – Core Plus Fixed Income Portfolio: Class I
This Portfolio is only available in Policies issued before May 1, 2009
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. – Emerging Markets Debt Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio: Class I
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

Van Eck Worldwide Insurance Trust - Worldwide Bond Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	High total return – income plus capital appreciation – by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Insurance Trust - Worldwide Emerging Markets Fund: Initial Class
This Portfolio is only available for Policies issued before May 1, 2008
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in equity securities in emerging markets around the world.

Van Eck Worldwide Insurance Trust - Worldwide Hard Assets Fund: Initial Class
Investment Adviser:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

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Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Discovery Fund
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long-term capital appreciation.

Wells Fargo Advantage Funds® Variable Trust - Wells Fargo Advantage VT Opportunity Fund
This Portfolio is only available in Policies issued before May 1, 2008
Investment Adviser:	Wells Fargo Funds Management, LLC
Sub-adviser:	Wells Capital Management Incorporated
Investment Objective:	Long term growth of capital appreciation.

This underlying mutual fund or subaccount may invest in other funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors may incur higher charges in this underlying mutual fund or subaccount than a fund that does not invest in other funds.

___________________________

* “Standard & Poor's®”, “S&P®”, “S&P 500®”, “Standard & Poor's 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by NLIC and its affiliates and subsidiaries.  The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Policy.  See “Standard & Poor's” in the SAI which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

Add the following disclosure after the fourth paragraph under the “Additional Information About the Funds and Portfolios” section in the  Prospectus:

For the year ended December 31, 2008, the Portfolio payments we and our affiliates received from the Portfolios did not exceed 0.55% (as a percentage of the average daily net assets invested in the Portfolios) offered through this Policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been reflected in this percentage and could have increased the percentage shown if taken into account.

Add the following disclosure as the first paragraph under the “The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A” section in the Prospectus:

THE SERIES WITHIN THE ZERO TRUST MATURED ON FEBRUARY 15, 2006, AND THE ZERO  TRUST IS NO LONGER AVAILABLE AS AN INVESTMENT OPTION UNDER THE POLICY.  The original disclosure regarding the Zero Trust is shown below.

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Add the following disclosure at the end of the “Payment and Allocation of Premiums” section in the  Prospectus:

Anti-Money Laundering.  In order to comply with the USA Patriot Act and rules promulgated thereunder, NLIC has implemented procedures designed to prevent Policies described in this Prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Add the following disclosure after the “Transfers” section within the “Transfers of Policy Account Value”  section in the Prospectus:

Excessive trading (including short-term “market timing” trading) may adversely affect the performance of the Subaccounts.  If a pattern of excessive trading by an Owner or the Owner’s agent develops, NLIC reserves the right not to process the transfer request.  If a transfer request is not processed, it will not be countered as a transfer for purposes of determining the number of free transfers executed.

Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the Funds which allow the Funds to:

1.	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any NLIC Policy Owner;

2.	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and

3.	instruct NLIC to restrict or prohibit further purchases or exchanges by Policy Owners that violate policies established by the Fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the Funds upon their request.  In addition, we are required to restrict or prohibit further purchases or exchange requests upon instruction from the Fund.  NLIC and any affected Policy Owner may not have advance notice of such instructions from a Fund to restrict or prohibit further purchases or exchange requests.  If a Fund refuses to accept a purchase or exchange request submitted by us, we will keep any affected Policy Owner in their current Fund allocation.

Short-Term Trading Fees (i.e. Redemption Fees).  Some underlying Portfolios assess a short-term trading fee in connection with transfers from a Portfolio that occur within a specified number of days after the date of the allocation to the Portfolio.  Such fees are intended to compensate the underlying Portfolio (and Policy Owners with interests allocated in the underlying Portfolio) for negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Policy Owners not engaged in such strategies.  Any short-term trading fees paid are retained by the underlying Portfolio, not by NLIC, and are a part of the underlying Portfolio’s assets.

[Missing Graphic Reference]
Delete the current “Telephone Transfers” section under the “Transfers of Policy Account Value” section of the Prospectus and replace with the following:

Telephone, Fax, and E-Mail Requests. In addition to written requests, NLIC may accept telephone, fax, and e-mail instructions from the Owner or an authorized third party regarding transfers, Dollar-Cost Averaging, Automatic Asset Rebalancing, loans (excluding 403(b) plans), exercise of the Special Transfer Right, and Partial Withdrawals (fax and e-mail only), provided the appropriate election has been made at the time of application or proper authorization is provided to NLIC.  NLIC reserves the right to suspend telephone, fax, and/or e-mail privileges at any time for any class of policies, for any reason.

NLIC will employ reasonable procedures to confirm that instructions communicated by telephone, fax, or e-mail are genuine, and if NLIC follows such procedures, it will not be liable for any losses due to authorized or fraudulent instructions.  NLIC, however, may be liable for such losses if it does not follow those reasonable

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procedures.  The procedures NLIC will follow for telephone, fax, and e-mail transaction include requiring some form of personal identification prior to acting on instructions, providing written confirmation of the transaction, and making a tape-recording of any instructions given by telephone.

Telephone, fax, and e-mail may not always be available.  Any telephone, fax, or computer system, whether it is the Owner’s, the Owner’s service provider’s or agent’s, or NLIC’s, can experience outages or slowdowns for a variety of reasons.  These outages or slowdowns may delay or prevent the processing of a request.  Although NLIC has taken precautions to help its systems handle heavy use, NLIC cannot promise complete reliability under all circumstances.  If problems arise, the request should be made by writing to the Service Center.

If the Owner is provided a personal identification number (“PIN”) in order to execute electronic transactions, the Owner should protect his or her PIN, because self-service options will be available to the Owner’s agent of record and to anyone who provides the Owner’s PIN.  NLIC will not be able to verify that the person providing instructions by telephone, fax, or e-mail is the Owner or is authorized by the Owner.

The following replaces the disclosure in “Premium Tax Charge” section under the “CHARGES AND DEDUCTIONS” section in the Prospectus:

NLIC will charge against the Policy value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  NLIC will assess premium taxes to the Policy at the time NLIC is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.

Premium taxes may be deducted from Death Benefit proceeds.

Under the “STANDARDS & POOR’S” section in the Prospectus, update with the following:

Delete “Market Street Fund, Inc. (“Market Street”)” and replace with “Nationwide Variable Insurance Trust (“NVIT”).”

Delete “Market Street” and replace with “NVIT.”

Delete “Equity 500 Index Portfolio” and replace with “S&P 500 Index Fund.”

Delete the current “Termination of Participation Agreements” and “PMLIC’S EXECUTIVE OFFICERS AND DIRECTORS” sections in the Prospectus and replace with the following:

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NLIC’S EXECUTIVE OFFICERS AND DIRECTORS

NLIC is governed by a board of directors.  The following table sets forth the name, address and principal occupation during the past 5 years of each of NLIC’S executive officers and directors.  Unless otherwise noted, each person’s principal business address is c/o Nationwide Life Insurance Company, One Nationwide Plaza, Columbus, Ohio 43215.

Board of Directors and Executive Officers
Names	Position	Principal Occupation During Past 5 Years
Kirt A. Walker	President and Chief Operating Officer and Director
Kirt A. Walker was elected President of Nationwide Insurance, Exclusive Operations in November 2008.  Previously, he was Regional Vice President of the Rocky Mountain Region in 1997, Regional Vice President of the Pacific Coast Region in 1998, and President of Allied beginning in September 2003.

Mark R. Thresher	Executive Vice President and Director	Mark R. Thresher has been President and Chief Operating Officer of NFS since May 2004. Previously, he was President and Chief Operating Officer – Elect from April 2004 to May 2004.
Patricia R. Hatler	Executive Vice President and Chief Legal and Governance Officer
Patricia R. Hatler has been Executive Vice President – Chief Legal and Governance Officer of Nationwide Mutual and NFS since December 2004.  Prior to that time, Ms. Hatler served as the Senior Vice President, General Counsel and Secretary of Nationwide Mutual and NFS from April 2000 to December 2004.

Terri L. Hill	Executive Vice President-Chief Administrative Officer
Terri L. Hill has been Executive Vice President – Chief Administrative Officer of Nationwide Mutual, NFS and several other Nationwide companies since September 2003.  Prior to that time, she was Senior Vice President – Human Resources/Operations from December 2000 to September 2003 of Scottsdale and its affiliates.

Michael C. Keller	Executive Vice President-Chief Information Officer
Michael C. Keller has been Executive Vice President – Chief Information Officer of Nationwide Mutual since May 2001 and of NFS since August 2001.  He is also a director/officer of several Nationwide affiliates and subsidiaries.

James R. Lyski	Executive Vice President-Chief Marketing Officer
James R. Lyski has been Executive Vice President – Chief Marketing Officer of Nationwide Mutual and NFS since October 2006.  Mr. Lyski previously served as Senior Vice President for Strategy, Product and Marketing at CIGNA HealthCare, Inc., an employee benefits company, from October 2002 to October 2006.

Lawrence A. Hilsheimer	Executive Vice President-Finance
Larry A. Hilsheimer has been Executive Vice President – Chief Financial Officer of Nationwide Mutual and Executive Vice President – Finance of NFS and several other companies within Nationwide since October 2007.  Prior to joining Nationwide, Mr. Hilsheimer served as a partner of Deloitte and Touche USA LLP from June 1988 to October 2007.

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Mark A. Pizzi	Executive Vice President
Mark A. Pizzi has been President – Chief Operating Officer, Customer Choice Distribution of Nationwide Mutual since March 2009 and Executive Vice President of NFS since June 2009.  Prior to that time, Mr. Pizzi was Senior Vice President – Customer Choice Distribution from 2006 to June 2009 and Vice President – Regional Operations from 2003 to 2006.  Mr. Pizzi joined Nationwide in 1978.

Harry H. Hallowell	Senior Vice President and Treasurer
Harry H. Hallowell has been Senior Vice President and Treasurer of Nationwide Mutual and NFS since January 2006.  Previously, Mr. Hallowell served as Vice President and Head of Portfolio Risk Management for Nationwide’s Office of Investments from May 2003 to December 2005.

Robert J. Puccio	Senior Vice President-Associate Services
Robert J. Puccio has been Senior Vice President – Associate Services of Nationwide Mutual since February 2007.  Prior to that time, Mr. Puccio was Vice President – Associate Services of Nationwide Mutual.

Gregory S. Moran	Senior Vice President-Business Transformation Office
Gregory S. Moran has been Senior Vice President – Project Management Office for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Mr. Moran worked for Ford Motor Company from 2001 to 2007.

Carol Baldwin Moody	Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody has been Senior Vice President, Chief Compliance Officer of Nationwide Mutual since November 2005. Previously, she was the chief compliance officer for TIAA-CREF from 2004 to 2005.
Timothy G. Frommeyer	Senior Vice President-Chief Financial Officer and Director
Timothy G. Frommeyer has been Senior Vice President – Chief Financial Officer of NFS since November 2005 and Vice President and Chief Actuary of Nationwide Mutual since May 2004.  He served as Vice President and Chief Actuary of NFS from May 2004 to November 2005.  He has served as a director of NFS since January 2009.

Gail G. Snyder	Senior Vice President-Chief Investment Officer
Gail G. Snyder has been Executive Vice President – Chief Investment Officer of Nationwide Mutual since February 2009 and of NFS since May 2009.  Previously, she was Senior Vice President – Chief Investment Officer of Nationwide Mutual from January 2006 to February 2009 and of NFS from January 2006 to May 2009 and Senior Vice President – Enterprise Portfolio and Strategy Management of Nationwide Mutual from January 2005 to January 2006.  Prior to that time, Ms. Snyder served as Senior Vice President – Portfolio Management of Genworth Financial, Inc., an insurance and financial services company, from May 2004 to December 2004.

Randolph C. Wiseman	Senior Vice President-Chief Litigation Counsel
Randolph C. Wiseman has been Senior Vice President – Chief Litigation Counsel for Nationwide Mutual since July 2007.  Prior to that time, he was Vice President – Associate General Counsel from September 2005 to July 2007.  Prior to joining Nationwide in September 2005, Mr. Wiseman was a partner at the law firm Bricker & Eckler LLP.

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Michael W. Mahaffey	Senior Vice President-Chief Risk Officer
Michael W. Mahaffey has been Senior Vice President – Chief Risk Officer of Nationwide Mutual since October 2008.   Prior to that time, he was Vice President – Enterprise Risk Management from 2007 to 2008, and Associate Vice President – Enterprise Risk Management from 2005 to 2007.  Prior to joining Nationwide, Mr. Mahaffey was a consultant with Deloitte and Touche.

Robert J. Dickson	Senior Vice President-CIO NSC
Robert J. Dickson has been Senior Vice President – Chief Information Officer NSC of Nationwide Mutual since January 2007.  Prior to joining Nationwide, Mr. Dickson held a variety of positions for Ford Motor Company from 1976 to January 2007.

Paul D. Ballew	Senior Vice President-Customer Insight/Analytic
Paul D. Ballew has been Senior Vice President, Customer Insights and Analytics for Nationwide Mutual since November 2007.  Prior to joining Nationwide, Paul served as Executive Director for Global Market and Industry Analysis for General Motors Corporation.

David R. Jahn	Senior Vice President-Customer Relationships
David R. Jahn has been Senior Vice President – Customer Relationships since February 2007.  Prior to that time, he was Senior Vice President – Property and Casualty Claims of Nationwide Mutual from October 2003 to February 2007.  Mr. Jahn has been with Nationwide since 1972.

Roger A. Craig	Senior Vice President-Division General Counsel
Roger A. Craig has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007 and Senior Vice President – Division General Counsel and Assistant Secretary of NFS since August 2007.  Previously, Mr. Craig served several Nationwide companies as Vice President – Division General Counsel from October 2004 to July 2007.

Thomas W. Dietrich	Senior Vice President-Division General Counsel
Thomas W. Dietrich has been Senior Vice President – Division General Counsel of Nationwide Mutual since October 2004.   He served as Vice President, Associate General Counsel of Nationwide Mutual from 1988 to 2004.   Mr. Dietrich has been with Nationwide since 1977.

Sandra L. Neely	Senior Vice President-Division General Counsel
Sandra L. Neely has been Senior Vice President – Division General Counsel of Nationwide Mutual since July 2007.  Prior to that time, Ms. Neely was Vice President – Division General Counsel of Nationwide Mutual from October 2004 to July 2007.

Jeffrey D. Rouch	Senior Vice President-Government Relations
Jeffrey D. Rouch has been Senior Vice President – Government Relations of Nationwide Mutual since January 2008.  Prior to that time, Mr. Rouch oversaw Nationwide’s federal affairs office from 1997 to January 2008.

Pamela A. Biesecker	Senior Vice President-Head of Taxation	Pamela A. Biesecker has been Senior Vice President – Head of Taxation since November 2006. Prior to joining Nationwide, Ms. Biesecker was vice president of tax for DTE Energy Co. in Detroit, Michigan.

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Kim R. Geyer	Senior Vice President-Human Resources
Kim R. Geyer has been Senior Vice President – Human Resources of Nationwide Mutual since April 2007.  Previously, she was Vice President – NF Human Resources from August 2004 to April 2007.   Ms. Geyer has been with Nationwide since 1987.

Eric S. Henderson	Senior Vice President-Individual Investments Business Head
Eric S. Henderson has been Senior Vice President – Individual Investments Business Head of NFS since August 2007.  Previously, Mr. Henderson served as Vice President and Chief Financial Officer – Individual Investments from August 2004 to August 2007.

Peter A. Golato	Senior Vice President-Individual Protection Business Head and Director	Peter A. Golato has been Senior Vice President – Individual Protection Business Head of Nationwide Mutual and NFS since May 2004.
Srinivas Koushik	Senior Vice President-PCIO Information Technology
Srinivas Koushik has been Senior Vice President – PCIO IT of Nationwide Mutual since 2006.  Previously, he was Senior Vice President – Chief Technology Officer of Nationwide Services from December 2003 to March 2006.

Gordon E. Hecker	Senior Vice President-NF Marketing
Gordon E. Hecker has been Senior Vice President – NF Marketing for Nationwide Mutual since August 2004.  Prior to joining Nationwide, Mr. Hecker was the Senior Vice President of Marketing for the Scotts Miracle-Gro Company in Marysville, Ohio from 1999 to 2004.

Susan Gueli	Senior Vice President-NF Systems
Susan J. Gueli has been Senior Vice President, NF Systems for Nationwide Mutual since January 2008.  Previously, she was Vice President, NF Systems from October 2006 to January 2008 and Vice President, Information Risk Management from April 2002 to October 2006.

Michael A. Hamilton	Senior Vice President-NFN Retail Distribution
Michael A. Hamilton has been Senior Vice President – NFN Retail Distribution of NFS since October 2007.  Previously, he served as Vice President – NFN Retail Distribution of NLIC and Nationwide Life and Annuity Insurance Company, affiliates of Nationwide Mutual and NFS, from April 2007 to October 2007.  Prior to joining Nationwide, Mr. Hamilton served as the President of Pennsylvania Life Insurance Company from April 2004 to January 2007.

John L. Carter	Senior Vice President-Non-Affiliated Sales
John L. Carter has been Senior Vice President – Non-Affiliated Sales of NFS since November 2005. Previously, he served as corporate vice president of Platform Distribution at Prudential Financial, a financial services company in Newark, New Jersey, from August 1999 to November 2005.

William S. Jackson	Senior Vice President-NW Retirement Plans
William S. Jackson has been Senior Vice President – Nationwide Retirement Plans of NFS since October 2006.  Previously, Mr. Jackson served as Sales Center Vice President from August 2001 to September 2006.

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Anne L. Arvia	Senior Vice President-President – NW Retirement Plans
Anne L. Arvia has been Senior Vice President – Nationwide Retirement Plans since November 2009.  Previously, Ms. Arvia served as Senior Vice President - President Nationwide Bank beginning in September 2006.  Prior to joining Nationwide Bank, Ms. Arvia served as the chief executive officer of ShoreBank, a community and environmental bank, from May 2002 to August 2006 and served as the president of ShoreBank from May 2001 to August 2006.

Michael S. Spangler	Senior Vice President-President-Nationwide Funds Group
Michael S. Spangler has been Senior Vice President – President, Nationwide Funds Group since June 2008.  Prior to joining Nationwide, Mr. Spangler was Managing Director at Morgan Stanley, heading Americas Retail and Intermediary Product Management from May 2004 to June 2008.

W. Kim Austen	Senior Vice President-Property and Casualty Commercial/Farm Product Pricing
W. Kim Austen has been President and Chief Operating Officer – Allied since February 2009.  Prior to that time, he was Senior Vice President – Property and Casualty Commercial/Farm Product Pricing of Nationwide Mutual from September 2003 to February 2009.

Gale V. King	Senior Vice President-PCIO Human Resources
Gale V. King has been Executive Vice President and Chief Human Resources Officer of Nationwide Mutual and NFS since February 2009.  Previously, she was Senior Vice President – Property and Casualty Human Resources of Nationwide Mutual from October 2003 to February 2009.  Ms. King has been with Nationwide since 1983.

J. Lynn Greenstein	Senior Vice President-Property and Casualty Personal Lines Product Pricing
J. Lynn Greenstein has been Senior Vice President – Property and Casualty Product and Pricing Management of Nationwide Mutual since March 2003.  She is also a director/officer of other Nationwide affiliates and subsidiaries.  Ms. Greenstein has been with Nationwide since 1985.

Jennifer M. Hanley	Senior Vice President – Marketing Services
Jennifer M. Hanley has been Senior Vice President Marketing Services, Office of Marketing and Communications at Nationwide since March 2009. Ms. Hanley joined Nationwide in November 2007 as the Vice President Marketing Programs. Prior to joining Nationwide she was the Vice President, Marketing Services from August 2006 to October 2007 and Senior Director, Creative Services, Media Promotions at The Scotts Miracle-Gro Company from January 2004 - July 2006.

James R. Burke	Senior Vice President – Property and Casualty/Farm Product Pricing
 Jim has been involved with P&C Commercial / Agribusiness since 2006 and in April 2009 was named the VP of Commercial/Agribusiness Underwriting, Audit, Loss Control and Training.  In 2004/2005, Jim led operational and strategic planning for Nationwide’s property casualty operations.

Kai V. Monahan	Senior Vice President
Kai V. Monahan has been Senior Vice President – Internal Audit of Nationwide Mutual and since November 2008.  Previously, Mr. Monahan was a Partner in Ernst & Young’s Business Risk Services practice from 2004 to 2008.

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Matthew Jauchius	Senior Vice President
Matthew Jauchius has been Senior Vice President – Chief Strategy Officer, OCEO Administration of Nationwide Mutual since April 2009.  Previously, he served as Vice President – PCIO Strategy for Nationwide Mutual from April 2007 to April 2009, and Vice President – Strategic Planning Nationwide Mutual from June 2006 to April 2007.  Previously, Mr. Jauchius was Associate Principal with McKinsey & Company from September 1998 to June 2006.

Stephen S. Rasmussen	Director
Stephen S. Rasmussen has been a director and the Chief Executive Officer of Nationwide Mutual since February 2009.  He previously served as the President and Chief Operating Officer of Nationwide Mutual and Executive Vice President of NFS from September 2003 to February 2009.

NLIC holds the Separate Account’s assets physically segregated and apart from the general account.  NLIC maintains records of all purchases and sale of Portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering NLIC’s officers and employees has been issued by Reliance Insurance Company.

Under the “STATE REGULATION” section in the Prospectus, delete the phrase “Commonwealth of Pennsylvania” and replace with “State of Ohio.”

Delete the current “LEGAL PROCEEDINGS,” “EXPERTS,” and “LEGAL MATTERS” sections in the Prospectus and replace with the following:

LEGAL PROCEEDINGS

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

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In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny on a broad range of issues by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations on such issues as late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has responded to information requests and/or subpoenas from the SEC in 2003 and the New York State Attorney General in 2005 in connection with investigations regarding market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company is not aware of any further action on these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back Medium Term Notes (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by, self reported or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Attorney General, which assumed the investigation from the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company's retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

On September 10, 2009, Nationwide Retirement Solutions, Inc. (NRS) was named in a lawsuit filed in the Circuit Court for Montgomery County, Alabama entitled Twanna Brown, Individually and on behalf of all other persons in Alabama who are similarly situated, v Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc., Edwin “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson, and Robert Wagstaff; and Unknown Defendants A-Z. The complaint, in Count One, alleges that beginning in the year 2000, the defendants, including NRS, were participants in a Civil Conspiracy. In Count One, the plaintiff seeks to recover actual damages and such punitive damages as the jury may find to be appropriate. In Counts Two and Three, although NRS is not named, it is alleged that the remaining defendants breached their fiduciary duty and seeks declaratory and injunctive relief with respect to the alleged breaches of fiduciary duty.

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Plaintiff seeks to recover actual damages, forfeiture of all other payments and/or salaries found by the jury to be the fruit of such other payments, punitive damages, costs and attorney’s fees and a finding that the individual defendants have breached their fiduciary duties and by a permanent injunction removing them from their respective offices in the Alabama State Employees Association (ASEA) and PEBCO. Also on September 10, 2009, a similar lawsuit was filed by the same plaintiff as a Complaint in Intervention in a case already pending in the Circuit Court for Montgomery County, captioned Nationwide Retirement Solutions, Inc. v. Alabama State Personnel Board, PEBCO, Inc., and Alabama State Employees Association. In the Complaint in Intervention, Plaintiff added Edwin J. “Mac” McArthur, Steve Walkley, Glenn Parker, Ulysses Lavender, Diana McLain, Randy Hebson and Robert Wagstaff as Third-Party/Crossclaim Defendants. The Company intends to defend these cases vigorously.

NFS, NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court held the fairness hearing for approval of the proposed settlement on June 23, 2009. The court approved the class settlement, certified the class, awarded attorneys’ fees and costs, and dismissed the case on August 19, 2009.

On November 20, 2007, NLIC and NRS were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the ASEA Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA's directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys' fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. This motion was denied on April 25, 2009.  On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. On April 28, 2009, the court denied the plaintiffs’ motion for preliminary injunction. On July 1, 2009, the Alabama State Personnel Board and the State of Alabama by and through the Alabama Personnel Board filed a Notice of Withdrawal of Motion to Intervene. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee

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Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On July 10, 2009, the Court of Appeals heard oral argument. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. On October 13, 2009, the 6th Circuit Court of Appeals heard oral argument. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the parties reached settlement on this case.  On June 5, 2009, the court approved the settlement.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is

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found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. On April 30, 2009, plaintiffs filed an appeal with the U.S. Supreme Court. On October 5, 2009, the U. S. Supreme Court denied the plaintiffs' Motion for Certiori.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other  unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. On February 27, 2009, the Court heard oral argument on the plaintiffs’ motion for class certification. NFS and NLIC continue to defend this lawsuit vigorously.

EXPERTS

The financial statements of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Variable Account as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2008 consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries contains an explanatory paragraph that states that Nationwide Life Insurance Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

The following replaces the “FINANCIAL STATEMENTS” section on page F-1 of the Prospectus:

FINANCIAL STATEMENTS

The financial statements of NLIC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and the financial statements of the Nationwide Provident VLI Separate Account l  as of December 31, 2008 and for the two years ended December 31, 2008 have been included herein in

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reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

All financial statements included in the Prospectus should be considered only as bearing on our ability to meet our obligations under the Policies.  They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Nationwide Life Insurance Company of
America and Policyholders of Nationwide Provident VLI Separate Account 1:

We have audited the accompanying statements of assets and liabilities of Nationwide Provident VLI Separate Account 1 (comprised of the sub-accounts listed in note 1) (collectively, the Account) as of December 31, 2008, and the related statements of operations for the year then ended, the statements of changes in net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the sub-accounts in the Account as of December 31, 2008, and the results of their operations for the year then ended, the changes in their net assets for the years ended December 31, 2008 and 2007 and the financial highlights for each of the years in the five year period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, PA
April 13, 2009

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008

	Shares	Cost	Fair Value

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	12,622,072	$149,555,055	$82,295,910
NVIT Money Market Fund Class IV	62,713,362	$62,713,362	$62,713,362
NVIT Government Bond Fund Class IV	2,103,240	$24,433,265	$25,238,879
JP Morgan NVIT Balanced Fund Class IV	3,788,996	$37,739,793	$26,522,975
NVIT Mid Cap Growth Fund Class IV	2,062,648	$42,434,984	$36,220,092
NVIT Multi-Manager International Value Fund Class IV	2,597,073	$32,761,208	$20,049,403
NVIT Growth Fund Class IV	1,760,766	$17,907,360	$15,582,776
Van Kampen NVIT Comstock Value Fund Class IV	2,237,852	$23,679,510	$15,642,583
NVIT Multi-Manager Small Company Fund Class IV	1,489,306	$31,207,608	$16,024,936
NVIT Multi-Manager Small Cap Value Fund Class IV	2,601,449	$29,138,219	$17,195,578
NVIT S&P 500 Index Fund Class IV	18,000,293	$152,173,608	$113,041,838
NVIT Government Bond Fund Class I	58,928	$681,774	$707,730
NVIT Investor Destinations Aggressive Fund Class II	564,661	$6,712,916	$3,890,511
NVIT Investor Destinations Conservative Fund Class II	103,180	$930,747	$956,476
NVIT Investor Destinations Moderate Fund Class II	1,666,692	$18,781,412	$14,100,218
NVIT Investor Destinations Moderately Aggressive Fund Class II	2,494,009	$29,869,385	$19,852,313
NVIT Investor Destinations Moderately Conservative Fund Class II	218,667	$2,424,469	$1,935,199
NVIT Core Plus Bond Fund Class I	4,382	$42,719	$42,858
Neuberger Berman NVIT Socially Responsible Fund Class II	1,310	$9,723	$8,436
Gartmore NVIT Emerging Markets Fund Class I	131,166	$2,333,548	$924,719
NVIT Mid Cap Index Fund Class I	229,373	$3,991,762	$2,580,449
Federated NVIT High Income Bond Fund Class I	66,379	$499,230	$331,230
NVIT Global Financial Services Fund Class I	24,982	$325,855	$143,147
NVIT Health Sciences Fund Class I	46,163	$503,756	$372,997
NVIT Technology and Communications Fund Class I	66,657	$303,768	$148,645
Gartmore NVIT Global Utilities Fund Class I	52,844	$667,193	$411,127
NVIT Multi-Manager Small Cap Growth Fund Class I	126,094	$2,075,340	$1,216,806
NVIT U.S. Growth Leaders Fund Class I	216,377	$2,194,649	$1,289,605
NVIT Multi Sector Bond Fund Class I	176,954	$1,685,531	$1,295,305
NVIT Multi-Manager International Value Fund Class III	1,949,164	$29,446,777	$15,008,562
Gartmore NVIT Emerging Markets Fund Class III	398,464	$6,363,866	$2,801,202
NVIT Global Financial Services Fund Class III	47,354	$518,871	$271,337
NVIT Health Sciences Fund Class III	61,685	$651,412	$499,652
NVIT Technology and Communications Fund Class III	136,968	$579,035	$308,177
Gartmore NVIT Global Utilities Fund Class III	157,421	$1,960,041	$1,229,455
Federated NVIT High Income Bond Fund Class III	143,356	$1,080,216	$713,912
Gartmore NVIT International Equity Fund Class VI	5,870	$53,541	$36,688
NVIT Core Bond Fund Class I	19,302	$189,651	$187,033
NVIT Short Term Bond Fund Class II	2,736	$27,084	$26,729
Van Kampen NVIT Real Estate Fund Class I	2,307	$18,970	$13,170
American Funds NVIT Asset Allocation Fund Class II	12,326	$211,304	$160,356
American Funds NVIT Bond Fund Class II	29,804	$338,163	$284,027
American Funds NVIT Global Growth Fund Class II	31,465	$734,778	$470,089
American Funds NVIT Growth Fund Class II	15,875	$985,341	$586,563
American Funds NVIT Growth-Income Fund Class II	3,406	$136,243	$89,406
NVIT Cardinal Aggressive Fund I	32,308	$253,290	$212,267
NVIT Cardinal Balanced Fund I	140	$1,106	$1,140
NVIT Cardinal Capital Appreciation Fund I	3,172	$30,061	$23,569
NVIT Cardinal Conservative Fund I	1,195	$10,831	$10,896
NVIT Cardinal Moderate Fund I	10,332	$80,518	$80,383
NVIT Cardinal Moderately Aggressive Fund I	3,264	$30,583	$23,112
NVIT Cardinal Moderately Conservative Fund I	612	$6,102	$5,188

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

NVIT Multi-Manager International Growth Fund Class III	384	$2,365	$2,463
NVIT Multi-Manager Large Cap Growth Fund Class I	34	$217	$229
NVIT Multi-Manager Large Cap Value Fund Class I	4,845	$37,699	$32,071
NVIT Multi-Manager Mid Cap Growth Fund Class I	33	$208	$221
NVIT Multi-Manager Mid Cap Value Fund Class II	168	$1,192	$1,191

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	6,039,547	$136,847,084	$79,601,232
Fidelity VIP Growth Portfolio: Initial Class	4,170,260	$148,155,460	$98,126,223
Fidelity VIP High Income Portfolio: Initial Class	2,262,352	$13,612,171	$8,958,912
Fidelity VIP Overseas Portfolio: Initial Class	1,465,570	$22,973,830	$17,835,985
Fidelity VIP Overseas Portfolio: Initial Class R	1,514,591	$29,459,650	$18,387,137
Fidelity VIP Equity-Income Portfolio: Service Class	186,532	$4,374,733	$2,451,036
Fidelity VIP Growth Portfolio: Service Class	66,025	$2,304,270	$1,549,616
Fidelity VIP Overseas Portfolio: Service Class	7,303	$137,347	$88,514
Fidelity VIP Overseas Portfolio: Service Class R	124,071	$2,518,643	$1,501,257
Fidelity VIP High Income Portfolio: Initial Class R	631,590	$3,544,661	$2,494,782

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	2,856,594	$39,869,379	$29,451,488
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	2,974,385	$37,562,357	$35,216,723
Fidelity VIP II Contrafund Portfolio: Initial Class	5,408,279	$135,699,055	$83,233,410
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	96,440	$1,192,113	$1,133,174

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	521,447	$16,232,069	$9,558,131
Fidelity VIP III Value Strategies Portfolio: Service Class	248,155	$2,887,799	$1,220,920

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	89,359	$2,090,547	$1,018,687
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	37,977	$436,646	$312,550
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	94,489	$1,084,014	$727,565
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	105,482	$1,259,769	$751,032

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	998,451	$12,803,607	$10,693,406

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	2,121,078	$30,351,330	$15,080,866
Neuberger Berman AMT Fasciano Portfolio — S Class	72,149	$977,955	$602,446
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	65,174	$1,618,312	$1,051,912
Neuberger Berman AMT Socially Responsive Portfolio — I Class	72,370	$1,098,601	$679,550
Neuberger Berman AMT International Portfolio — S Class	52,470	$731,368	$382,503
Neuberger Berman AMT Regency Portfolio — S Class	16,559	$275,887	$152,676

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	380,688	$4,478,851	$4,385,521
Van Eck Worldwide Hard Assets Fund: Initial Class	267,226	$7,666,484	$5,010,496
Van Eck Worldwide Emerging Markets Fund: Initial Class	1,629,380	$25,709,920	$9,580,754
Van Eck Worldwide Real Estate Portfolio: Initial Class	275,091	$4,205,972	$1,705,563
Van Eck Worldwide Bond Fund: Class R	429,897	$4,961,746	$4,952,409
Van Eck Worldwide Hard Assets Fund: Class R	336,506	$10,766,622	$6,306,119
Van Eck Worldwide Emerging Markets Fund: Class R	1,244,397	$19,756,314	$7,304,612
Van Eck Worldwide Real Estate Portfolio: Class R	465,556	$7,023,191	$2,867,824

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	1,101,759	$18,577,740	$19,368,930

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	548,544	$7,370,887	$6,138,212
Wells Fargo VT Opportunity Fund — Investor Class	448,498	$8,480,587	$4,556,744

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	83,402	$3,238,609	$2,408,659
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	5,306	$198,062	$100,865

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	424,094	$6,924,728	$4,393,618

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	268,540	$8,856,061	$6,171,041

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	78,658	$695,313	$467,231
American Century VP Ultra Fund: Class I	224,836	$2,222,150	$1,362,504
American Century VP Value Fund: Class I	1,129,976	$8,425,933	$5,288,287
American Century VP Income and Growth Fund: Class I	212,969	$1,630,159	$1,026,509
American Century VP International Fund: Class III	234,431	$2,175,184	$1,392,518
American Century VP Mid Cap Value Fund: Class I	54,896	$711,532	$536,882
American Century VP Vista Fund: Class I	33,824	$648,925	$364,283

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	236,933	$2,469,498	$2,345,636

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	106,586	$3,981,265	$2,421,640
Janus Aspen Series — International Growth Portfolio: Service Shares	62,868	$3,290,835	$1,635,205
Janus Aspen Series — Global Technology Portfolio: Service Shares	34,626	$150,495	$100,416
Janus Aspen Series — Balanced Portfolio: Service Shares	58,975	$1,722,285	$1,400,663
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	19,514	$247,288	$154,550
Janus Aspen Series — International Growth Portfolio: Service II Shares	164,082	$8,752,460	$4,290,746
Janus Aspen Series — Global Technology Portfolio: Service II Shares	129,464	$629,672	$383,213

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	122,675	$4,693,879	$3,149,079
Oppenheimer Global Securities Fund/VA: Non-Service Shares	80,523	$2,485,547	$1,627,364
Oppenheimer Main Street Fund/VA: Non-Service Shares	144,552	$3,190,895	$2,104,670
Oppenheimer High Income Fund/VA: Non-Service Shares	82,653	$621,481	$130,592
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	129,531	$2,293,886	$1,379,509
Oppenheimer Global Securities Fund/VA: Class 3	318,080	$10,337,129	$6,469,742
Oppenheimer High Income Fund/VA: Class 3	103,705	$464,721	$162,816

AIM Variable Insurance Funds, Inc.:
AIM V.I. Basic Value Fund: Series I Shares	345,108	$3,106,585	$1,414,944
AIM V.I. Capital Appreciation Fund: Series I Shares	13,430	$340,106	$226,827
AIM V.I. Capital Development Fund: Series I Shares	119,063	$1,815,503	$944,172

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	229,103	$2,516,966	$2,291,033
Federated American Leaders Fund II: Primary Shares	6,562	$102,359	$53,416
Federated Capital Appreciation Fund II: Primary Shares	12,507	$82,773	$63,786

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statement of Assets and Liabilities, December 31, 2008 — continued

	Shares	Cost	Fair Value

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	480,753	$8,149,797	$5,158,477
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	470,996	$9,043,046	$6,575,110
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	102,015	$1,634,566	$1,117,066
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	218,630	$2,841,620	$1,316,153
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	93,965	$1,568,117	$1,605,869
Franklin Founding Funds Allocation Fund — Class 2	63	$506	$351

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	156,421	$3,719,151	$2,049,116
AllianceBernstein VPS Small/Mid Cap Value Portfolio: Class A	217,521	$3,699,374	$2,157,811

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	71,431	$708,905	$507,162
MFS Value Series: Initial Class	262,155	$3,657,254	$2,558,629

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	17,308	$389,171	$198,519
Putnam VT International Equity Fund: Class IB	19,152	$315,436	$170,265
Putnam VT Voyager Fund: Class IB	15,402	$429,504	$307,741

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	123,328	$2,232,991	$1,489,798
Vanguard Total Bond Market Index Portfolio	98,661	$1,107,964	$1,146,439
Vanguard High Yield Bond Portfolio	123,585	$979,185	$730,389
Vanguard Mid Cap Index Portfolio	229,211	$3,797,413	$2,113,322

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	132,026	$1,487,469	$1,308,376
Van Kampen Emerging Markets Debt Portfolio: Class I	56,440	$463,701	$365,164
Van Kampen U.S. Real Estate Portfolio: Class I	343,426	$6,524,697	$2,819,531

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	154,922	$1,645,540	$1,037,979
T Rowe Price Equity Income Portfolio — Class II	106,269	$2,483,223	$1,520,707
T Rowe Price Limited Term Bond Portfolio — Class II	236,075	$1,170,430	$1,140,244

Total Investments			$1,091,910,742
Accounts Receivable			—

Total Assets			$1,091,910,742
Accounts Payable			152,894

Net Assets (See Note 7)			$1,091,757,848

Policyholders’ Equity			$1,091,458,998
Attributable to Nationwide Life Insurance Company of America			298,851

			$1,091,757,848

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008

										NVIT
										Multi-	NVIT			NVIT	NVIT
			NVIT		JP Morgan		NVIT Multi-		Van Kampen	Manager	Multi-			Investor	Investor
		NVIT	Money	NVIT	NVIT	NVIT Mid	Manager	NVIT	NVIT	Small	Manager	NVIT S&P	NVIT	Destinations	Destinations
		Nationwide	Market	Government	Balanced	Cap Growth	International	Growth	Comstock	Company	Small Cap	500 Index	Government	Aggressive	Conservative
		Fund	Fund	Bond Fund	Fund	Fund	Value Fund	Fund	Value Fund	Fund	Value Fund	Fund	Bond Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

Investment Income
Dividends	$27,972,706	$1,741,584	$1,305,746	$1,097,510	$912,998	—	$575,987	$56,906	$456,625	$192,465	$263,413	$3,017,869	$32,777	$111,248	$29,631
Expenses
Mortality and expense risks	10,322,698	724,057	416,637	167,038	207,731	$361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166
Investment Expense	15,018	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	10,337,716	724,057	416,637	167,038	207,731	361,399	212,274	147,946	153,743	162,186	166,769	1,066,168	5,734	37,313	6,166

Net investment income (loss)	17,634,990	1,017,527	889,109	930,472	705,267	(361,399)	363,713	(91,040)	302,882	30,279	96,644	1,951,701	27,043	73,935	23,465

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	102,151,995	19,844,483	—	—	3,831,314	—	4,758,678	—	318,857	4,939,782	—	—	—	942,417	15,572
Net realized (loss) gain from redemption of investment shares	(26,982,248)	(3,079,118)	—	(218,199)	(702,560)	1,558,939	399,632	715,758	309,107	(3,349,131)	(373,335)	(3,679,098)	2,733	(211,389)	(102,642)

Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	249,922,044	11,742,571	—	(260,325)	2,452,204	27,302,500	11,688,605	8,724,632	2,784,984	(2,777,254)	(3,317,303)	30,118,521	6,656	312,319	(5,980)
End of year	(545,784,788)	(67,259,145)	—	805,614	(11,216,817)	(6,214,892)	(12,711,805)	(2,324,584)	(8,036,927)	(15,182,672)	(11,942,640)	(39,131,770)	25,955	(2,822,405)	25,729

Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net realized and unrealized gain (loss) on investments	(720,537,085)	(62,236,351)	—	847,740	(10,540,267)	(31,958,453)	(19,242,100)	(10,333,458)	(10,193,947)	(10,814,767)	(8,998,672)	(72,929,389)	22,032	(2,403,696)	(55,361)

Net increase (decrease) in net assets resulting from operations	$(702,902,095)	$(61,218,824)	$889,109	$1,778,212	$(9,835,000)	$(32,319,852)	$(18,878,387)	$(10,424,498)	$(9,891,065)	$(10,784,488)	$(8,902,028)	$(70,977,688)	$49,075	$(2,329,761)	$(31,896)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — Continued

		NVIT	NVIT		Neuberger								NVIT
	NVIT	Investor	Investor	NVIT	Berman	Gartmore		Federated	NVIT			Gartmore	Multi-
	Investor	Destinations	Destinations	Core	NVIT	NVIT		NVIT	Global	NVIT	NVIT	NVIT	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	Plus	Socially	Emerging	NVIT Mid	High	Financial	Health	Technology and	Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Bond	Responsible	Markets	Cap Index	Income	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Bond Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

Investment Income
Dividends	$445,951	$630,351	$65,607	$712	$25	$21,522	$46,114	$47,275	$4,216	$1,324	—	$18,959	—	—
Expenses
Mortality and expense risks	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	$1,616	3,852	$11,296	$13,383
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	113,173	180,977	14,780	122	16	12,253	25,850	3,630	1,495	3,047	1,616	3,852	11,296	13,383

Net investment income (loss)	332,778	449,374	50,827	590	9	9,269	20,264	43,645	2,721	(1,723)	(1,616)	15,107	(11,296)	(13,383)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	1,347,548	2,645,159	107,328	—	—	384,738	237,042	—	—	34,949	34,108	7,566	—	389,672
Net realized (loss) gain from redemption of investment shares	(19,000)	(161,880)	(3,437)	(68)	(176)	234,260	4,325	(62,149)	(17,932)	(2,128)	(7,468)	(66,024)	(51,617)	(101,691)

Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,014,001	2,220,204	14,331	—	—	715,874	379,839	(27,788)	(66,088)	38,355	41,451	(39,372)	78,768	330,178
End of year	(4,681,194)	(10,017,072)	(489,270)	139	(1,286)	(1,408,829)	(1,411,313)	(167,999)	(182,708)	(130,759)	(155,123)	(256,066)	(858,535)	(905,043)

Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net realized and unrealized gain (loss) on investments	(4,366,647)	(9,753,997)	(399,710)	71	(1,462)	(1,505,705)	(1,549,785)	(202,360)	(134,552)	(136,293)	(169,934)	(275,152)	(988,920)	(947,240)

Net increase (decrease) in net assets resulting from operations	$(4,033,869)	$(9,304,623)	$(348,883)	$661	$(1,453)	$(1,496,436)	$(1,529,521)	$(158,715)	$(131,831)	$(138,016)	$(171,550)	$(260,045)	$(1,000,216)	$(960,623)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								Federated				Van	American		American		American
	NVIT	NVIT	Gartmore	NVIT			Gartmore	NVIT			NVIT	Kampen	Funds	American	Funds	American	Funds
	Multi	Multi-	NVIT	Global	NVIT	NVIT	NVIT	High	Gartmore	NVIT	Short	NVIT	NVIT	Funds	NVIT	Funds	NVIT
	Sector	Manager	Emerging	Financial	Health	Technology and	Global	Income	NVIT	Core	Term	Real	Asset	NVIT	Global	NVIT	Growth-
	Bond	International	Markets	Services	Sciences	Communications	Utilities	Bond	International	Bond	Bond	Estate	Allocation	Bond	Growth	Growth	Income
	Fund	Value Fund	Fund	Fund	Fund	Fund	Fund	Fund	Equity Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

Investment Income
Dividends	$117,879	$403,010	$60,224	$7,493	$1,603	—	$56,514	$86,050	$405	$3,502	$303	$427	$4,915	$16,584	$16,916	$15,790	$2,706
Expenses
Mortality and expense risks	11,316	151,846	35,603	2,426	3,855	$3,358	12,205	7,003	82	450	53	51	978	2,229	4,299	4,518	813
Investment Expense	—	365	467	156	83	7	43	—	—	—	—	—	—	—	—	—	—

Total expenses	11,316	152,211	36,070	2,582	3,938	3,365	12,248	7,003	82	450	53	51	978	2,229	4,299	4,518	813

Net investment income (loss)	106,563	250,799	24,154	4,911	(2,335)	(3,365)	44,266	79,047	323	3,052	250	376	3,937	14,355	12,617	11,272	1,893

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	41,774	3,317,552	1,097,188	—	47,706	67,035	23,076	—	5,517	—	—	—	1,910	221	19,481	44,097	37
Net realized (loss) gain from redemption of investment shares	(87,012)	(645,906)	109,154	(56,493)	(15,996)	(37,304)	(124,975)	(46,645)	(1,461)	(207)	(6)	(495)	(6,034)	(12,477)	(8,300)	(2,276)	(16,612)

Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	(3,717)	1,585,043	1,616,055	(82,462)	46,307	45,774	(55,899)	(38,121)	—	—	—	—	525	(18,207)	22,583	20,011	(2,310)
End of year	(390,226)	(14,438,215)	(3,562,664)	(247,534)	(151,760)	(270,858)	(730,586)	(366,304)	(16,853)	(2,618)	(355)	(5,800)	(50,948)	(54,136)	(264,689)	(398,778)	(46,837)

Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net realized and unrealized gain (loss) on investments	(431,747)	(13,351,612)	(3,972,377)	(221,565)	(166,357)	(286,901)	(776,586)	(374,828)	(12,797)	(2,825)	(361)	(6,295)	(55,597)	(48,185)	(276,091)	(376,968)	(61,102)

Net increase (decrease) in net assets resulting from operations	$(325,184)	$(13,100,813)	$(3,948,223)	$(216,654)	$(168,692)	$(290,266)	$(732,320)	$(295,781)	$(12,474)	$227	$(111)	$(5,919)	$(51,660)	$(33,830)	$(263,474)	$(365,696)	$(59,209)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

								NVIT	NVIT	NVIT	NVIT	NVIT
			NVIT			NVIT	NVIT	Multi-	Multi-	Multi-	Multi-	Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	Manager	Manager	Manager	Manager	Manager
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	International	Large Cap	Large Cap	Mid Cap	Mid Cap
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Growth Fund	Growth Fund	Value Fund	Growth Fund	Value Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

Investment Income
Dividends	$1,524	$8	$323	$94	$508	$346	$84	$3	—	$183	—	$9
Expenses Mortality and expense risks	534	—	57	15	26	72	27	1	—	61	$3	1
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	534	—	57	15	26	72	27	1	—	61	3	1

Net investment income (loss)	990	8	266	79	482	274	57	2	—	122	(3)	8

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	4,592	6	225	17	539	264	15	—	—	—	—	—
Net realized (loss) gain from redemption of investment shares	(2,120)	1	(143)	34	(77)	(283)	(213)	(26)	—	(228)	(590)	(1)

Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—
End of year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net realized and unrealized gain (loss) on investments	(38,551)	41	(6,410)	117	327	(7,490)	(1,113)	71	12	(5,856)	(578)	(2)

Net increase (decrease) in net assets resulting from operations	$(37,561)	$49	$(6,144)	$196	$809	$(7,216)	$(1,056)	$73	$12	$(5,734)	$(581)	$6

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Fidelity		Fidelity			Fidelity						Fidelity		Fidelity
	VIP	Fidelity	VIP	Fidelity	Fidelity	VIP	Fidelity	Fidelity	Fidelity	Fidelity	Fidelity	VIP	Fidelity	VIP II
	Equity-	VIP	High	VIP	VIP	Equity-	VIP	VIP	VIP	VIP	VIP	II Investment	VIP II	Investment
	Income	Growth	Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	High Income	II Asset	Grade Bond	Contrafund	Grade Bond
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Manager	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Initial	Portfolio:	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Initial Class	Class	Class	Class

Investment Income
Dividends	$2,930,790	$1,249,417	$1,015,264	$696,266	$712,484	$85,117	$16,834	$3,388	$55,840	$284,717	$1,030,643	$1,853,408	$1,204,565	$52,567
Expenses
Mortality and expense risks	788,606	1,030,509	80,979	181,671	179,347	24,723	16,297	1,176	14,768	22,273	258,358	289,266	822,117	9,991
Investment Expense	—	—	—	—	4,632	—	—	—	104	300	—	—	—	—

Total expenses	788,606	1,030,509	80,979	181,671	183,979	24,723	16,297	1,176	14,872	22,573	258,358	289,266	822,117	9,991

Net investment income (loss)	2,142,184	218,908	934,285	514,595	528,505	60,394	537	2,212	40,968	262,144	772,285	1,564,142	382,448	42,576

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	126,988	—	—	3,597,661	3,181,411	3,238	—	22,788	227,850	—	4,111,325	35,989	3,625,280	1,039
Net realized (loss) gain from redemption of investment shares	(4,519,304)	(9,512,954)	(564,476)	1,210,368	529,190	(135,728)	56,439	24,263	(2,754)	(238,997)	(1,098,578)	(1,221,231)	(2,645,205)	(29,593)

Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	3,064,595	32,101,543	(1,037,709)	15,442,070	7,652,430	(233,729)	597,309	78,072	350,062	(195,385)	5,983,490	(330,607)	13,411,706	13,871
End of year	(57,245,852)	(50,029,238)	(4,653,259)	(5,137,845)	(11,072,512)	(1,923,697)	(754,654)	(48,832)	(1,017,386)	(1,049,879)	(10,417,891)	(2,345,634)	(52,465,644)	(58,939)

Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net realized and unrealized gain (loss) on investments	(64,702,763)	(91,643,735)	(4,180,026)	(15,771,886)	(15,014,341)	(1,822,458)	(1,295,524)	(79,853)	(1,142,352)	(1,093,491)	(13,388,634)	(3,200,269)	(64,897,275)	(101,364)

Net increase (decrease) in net assets resulting from operations	$(62,560,579)	$(91,424,827)	$(3,245,741)	$(15,257,291)	$(14,485,836)	$(1,762,064)	$(1,294,987)	$(77,641)	$(1,101,384)	$(831,347)	$(12,616,349)	$(1,636,127)	$(64,514,827)	$(58,788)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

							Lehman
		Fidelity					Brothers			Neuberger	Neuberger
	Fidelity	VIP III		Fidelity VIP	Fidelity VIP	Fidelity VIP	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	VIP	Value	Fidelity VIP	IV Freedom	IV Freedom	IV Freedom	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	III Mid Cap	Strategies	IV Energy	Fund 2010	Fund 2020	Fund 2030	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Service Class	Service Class	Service Class 2	Service Class	Service Class	Service Class	Class	Class	Class	Class	Class	Class	Class

Investment Income
Dividends	$48,813	$13,943	—	$10,631	$23,629	$22,700	$614,823	$138,609	—	—	$20,704	$2	$2,218
Expenses
Mortality and expense risks	94,285	14,386	$13,064	2,957	6,129	7,748	89,220	173,397	$5,892	$9,181	6,699	4,738	1,410
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	94,285	14,386	13,064	2,957	6,129	7,748	89,220	173,397	5,892	9,181	6,699	4,738	1,410

Net investment income (loss)	(45,472)	(443)	(13,064)	7,674	17,500	14,952	525,603	(34,788)	(5,892)	(9,181)	14,005	(4,736)	808

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	2,271,637	458,573	66,346	17,526	48,393	75,736	—	4,373,623	29,742	—	70,790	6	483
Net realized (loss) gain from redemption of investment shares	(81,581)	(212,212)	88,836	(4,783)	37	(55,611)	(474,197)	5,638	(18,619)	22,420	1,220	(37,830)	(5,029)

Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,915,932	(99,017)	351,817	13,506	47,203	4,554	(116,652)	6,144,532	26,537	183,589	107,275	(46,091)	(623)
End of year	(6,673,938)	(1,666,879)	(1,071,860)	(124,096)	(356,450)	(508,737)	(2,110,201)	(15,270,464)	(375,508)	(566,400)	(419,051)	(348,865)	(123,212)

Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net realized and unrealized gain (loss) on investments	(6,399,814)	(1,321,501)	(1,268,495)	(124,859)	(355,223)	(493,166)	(2,467,746)	(17,035,735)	(390,922)	(727,569)	(454,316)	(340,598)	(127,135)

Net increase (decrease) in net assets resulting from operations	$(6,445,286)	$(1,321,944)	$(1,281,559)	$(117,185)	$(337,723)	$(478,214)	$(1,942,143)	$(17,070,523)	$(396,814)	$(736,750)	$(440,311)	$(345,334)	$(126,327)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
		Van Eck		Van Eck					Alger			Variable	Investment	Investment
	Van Eck	Worldwide	Van Eck	Worldwide			Van Eck		American			Investment	Fund —	Portfolios	Dreyfus
	Worldwide	Hard	Worldwide	Real	Van Eck	Van Eck	Worldwide	Van Eck	Small		Wells Fargo VT	Fund —	Developing	Small Cap	Stock
	Bond	Assets	Emerging	Estate	Worldwide	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Index
	Fund:	Fund:	Markets	Portfolio:	Bond	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Initial	Fund: Initial	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Class	Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

Investment Income
Dividends	$409,379	$26,460	—	$187,951	$372,664	$36,658	—	$270,019	—	—	$127,063	$75,986	$1,145	$49,941	$182,592
Expenses
Mortality and expense risks	30,838	55,962	$137,700	22,093	34,015	70,174	$93,053	33,242	$196,036	$67,846	47,999	25,810	914	41,633	63,023
Investment Expense	—	—	—	—	735	2,408	2,382	111	—	—	—	—	—	—	—

Total expenses	30,838	55,962	137,700	22,093	34,750	72,582	95,435	33,353	196,036	67,846	47,999	25,810	914	41,633	63,023

Net investment income (loss)	378,541	(29,502)	(137,700)	165,858	337,914	(35,924)	(95,435)	236,666	(196,036)	(67,846)	79,064	50,176	231	8,308	119,569

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	1,448,943	11,018,409	606,813	—	1,642,405	6,953,440	871,777	410,734	—	1,499,772	283,048	6,861	864,283	—
Net realized (loss) gain from redemption of investment shares	(89,707)	1,317,212	959,050	(83,359)	(130,456)	464,091	(831,695)	(480,291)	1,386,669	420,932	302,176	73,525	(6,061)	(28,638)	138,588

Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588

Net unrealized appreciation (depreciation) of investments:
Beginning of year	91,434	4,443,483	14,904,365	495,166	109,551	3,120,629	6,171,104	(90,708)	20,181,020	4,122,188	1,113,724	762,467	(37,894)	347,579	1,437,496
End of year	(93,330)	(2,655,987)	(16,129,166)	(2,500,409)	(9,337)	(4,460,503)	(12,451,702)	(4,155,367)	791,189	(1,232,675)	(3,923,842)	(829,951)	(97,197)	(2,531,111)	(2,685,020)

Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net realized and unrealized gain (loss) on investments	(274,471)	(4,333,315)	(19,056,072)	(2,472,121)	(249,344)	(5,474,636)	(12,501,061)	(3,673,173)	(17,592,428)	(4,933,931)	(3,235,618)	(1,235,845)	(58,503)	(2,043,045)	(3,983,928)

Net increase (decrease) in net assets resulting from operations	$104,070	$(4,362,817)	$(19,193,772)	$(2,306,263)	$88,570	$(5,510,560)	$(12,596,496)	$(3,436,507)	$(17,788,464)	$(5,001,777)	$(3,156,554)	$(1,185,669)	$(58,272)	$(2,034,737)	$(3,864,359)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

													Janus
										Janus			Aspen	Janus	Janus
										Aspen	Janus Aspen		Series —	Aspen	Aspen
				American		American		American	Janus Aspen	Series	Series —	Janus Aspen	INTECH	Series —	Series —
	American	American	American	Century VP	American	Century VP	American	Century VP	Series —	International	Global	Series —	Risk —	International	Global
	Century VP	Century VP	Century VP	Income	Century VP	Mid Cap	Century VP	Inflation	Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	and	International	Value	Vista	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Growth Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,698	—	$169,911	$30,729	$16,858	$390	—	$119,830	$425	$85,203	$144	$38,843	$1,427	$191,159	$473
Expenses
Mortality and expense risks	5,009	$13,788	48,574	10,633	14,238	3,517	$3,420	17,226	27,541	19,827	1,230	9,133	1,472	44,386	3,903
Investment Expense	—	—	—	—	1,372	—	—	—	—	—	—	—	—	1,663	13

Total expenses	5,009	13,788	48,574	10,633	15,610	3,517	3,420	17,226	27,541	19,827	1,230	9,133	1,472	46,049	3,916

Net investment income (loss)	1,689	(13,788)	121,337	20,096	1,248	(3,127)	(3,420)	102,604	(27,116)	65,376	(1,086)	29,710	(45)	145,110	(3,443)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	78,675	302,276	902,057	184,096	198,026	—	21,853	—	—	456,694	—	106,636	12,384	1,025,154	—
Net realized (loss) gain from redemption of investment shares	106,010	(72,625)	(577,574)	(46,018)	100,903	(21,362)	(24,373)	(15,777)	620,284	245,232	22,692	5,853	(8,861)	95,209	18,601

Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601

Net unrealized appreciation (depreciation) of investments:
Beginning of year	384,345	358,100	(562,239)	152,664	630,180	(28,971)	35,718	48,385	1,226,932	1,081,442	60,292	112,918	706	1,549,556	53,239
End of year	(228,081)	(859,646)	(3,137,646)	(603,650)	(782,666)	(174,650)	(284,642)	(123,862)	(1,559,626)	(1,655,630)	(50,079)	(321,622)	(92,738)	(4,461,714)	(246,460)

Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net realized and unrealized gain (loss) on investments	(427,741)	(988,095)	(2,250,924)	(618,236)	(1,113,917)	(167,041)	(322,880)	(188,024)	(2,166,274)	(2,035,146)	(87,679)	(322,051)	(89,921)	(4,890,907)	(281,098)

Net increase (decrease) in net assets resulting from operations	$(426,052)	$(1,001,883)	$(2,129,587)	$(598,140)	$(1,112,669)	$(170,168)	$(326,300)	$(85,420)	$(2,193,390)	$(1,969,770)	$(88,765)	$(292,341)	$(89,966)	$(4,745,797)	$(284,541)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series	Fund: Series	Fund: Series	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	I Shares	I Shares	I Shares	Shares	Shares	Shares

Investment Income
Dividends	$6,994	$36,594	$47,967	$43,257	$10,785	$138,481	$18,862	$20,016	—	—	$153,466	$1,379	$343
Expenses
Mortality and expense risks	35,088	15,496	21,494	3,863	14,632	66,098	1,955	15,850	$2,207	$8,784	21,588	508	709
Investment Expense	—	—	—	—	—	161	16	—	—	—	—	—	—

Total expenses	35,088	15,496	21,494	3,863	14,632	66,259	1,971	15,850	2,207	8,784	21,588	508	709

Net investment income (loss)	(28,094)	21,098	26,473	39,394	(3,847)	72,222	16,891	4,166	(2,207)	(8,784)	131,878	871	(366)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	—	160,791	208,418	—	119,749	609,654	—	432,981	—	187,361	—	21,339	2,095
Net realized (loss) gain from redemption of investment shares	40,929	44,622	49,839	(93,042)	(92,122)	(111,490)	(15,855)	(148,487)	(6,795)	(14,471)	(104,427)	(14,388)	2,540

Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635

Net unrealized appreciation (depreciation) of investments:
Beginning of year	1,207,412	536,036	575,985	(29,352)	52,020	1,295,326	(2,864)	118,752	44,944	47,469	59,044	(12,866)	18,443
End of year	(1,544,800)	(858,183)	(1,086,225)	(490,889)	(914,377)	(3,867,387)	(301,905)	(1,691,641)	(113,279)	(871,331)	(225,933)	(48,943)	(18,988)

Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net realized and unrealized gain (loss) on investments	(2,711,283)	(1,188,806)	(1,403,953)	(554,579)	(938,770)	(4,664,549)	(314,896)	(1,525,899)	(165,018)	(745,910)	(389,404)	(29,126)	(32,796)

Net increase (decrease) in net assets resulting from operations	$(2,739,377)	$(1,167,708)	$(1,377,480)	$(515,185)	$(942,617)	$(4,592,327)	$(298,005)	$(1,521,733)	$(167,225)	$(754,694)	$(257,526)	$(28,255)	$(33,162)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

	Franklin		Franklin	Franklin	Franklin
	Templeton	Franklin	Templeton	Templeton	Templeton				MFS
	VIP Franklin	Templeton	VIP	VIP	VIP	Franklin		AllianceBernstein	Investors
	Small	VIP Franklin	Templeton	Templeton	Templeton	Founding	AllianceBernstein	Small/	Growth
	Cap	Rising	Foreign	Developing	Global	Funds	Growth and	Mid Cap	Stock		Putnam VT	Putnam VT
	Value	Dividends	Securities	Markets	Income	Allocation	Income	Value	Series:	MFS Value	Growth &	International	Putnam VT
	Securities	Securities	Fund:	Securities	Securities	Fund —	Portfolio:	Portfolio:	Initial	Series:	Income Fund:	Equity Fund:	Voyager Fund:
	Fund: Class 1	Fund: Class 1	Class 1	Fund — Class 3	Fund — Class 3	Class 2	Class A	Class A	Class	Initial Class	Class IB	Class IB	Class IB

Investment Income
Dividends	$100,445	$159,027	$42,419	$58,320	$54,226	$11	$63,120	$22,410	$4,237	$45,345	$6,590	$4,971	—
Expenses
Mortality and expense risks	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	$2,912
Investment Expense	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenses	48,603	53,642	10,542	14,582	9,757	1	21,312	21,032	5,034	24,194	2,142	1,544	2,912

Net investment income (loss)	51,842	105,385	31,877	43,738	44,469	10	41,808	1,378	(797)	21,151	4,448	3,427	(2,912)

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	543,364	58,853	153,489	409,253	—	10	537,373	318,583	34,629	153,005	56,667	38,191	—
Net realized (loss) gain from redemption of investment shares	69,290	(129,593)	86,409	(56,359)	40,437	(32)	(217,182)	(161,968)	2,395	12,775	(72,634)	5,531	(2,492)

Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)

Net unrealized appreciation (depreciation) of investments:
Beginning of year	288,488	5,221	571,454	327,840	65,905	—	278,409	(125,575)	148,058	454,056	(55,547)	28,762	62,687
End of year	(2,991,321)	(2,467,936)	(517,501)	(1,525,467)	37,752	(155)	(1,670,034)	(1,541,563)	(201,743)	(1,098,625)	(190,653)	(145,171)	(121,763)

Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net realized and unrealized gain (loss) on investments	(2,667,155)	(2,543,897)	(849,057)	(1,500,413)	12,284	(177)	(1,628,252)	(1,259,373)	(312,777)	(1,386,901)	(151,073)	(130,211)	(186,942)

Net increase (decrease) in net assets resulting from operations	$(2,615,313)	$(2,438,512)	$(817,180)	$(1,456,675)	$56,753	$(167)	$(1,586,444)	$(1,257,995)	$(313,574)	$(1,365,750)	$(146,625)	$(126,784)	$(189,854)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Operations for the Year Ended December 31, 2008 — continued

						Van Kampen		T Rowe	T Rowe	T Rowe
					Van Kampen	Emerging	Van Kampen	Price	Price	Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II
Investment Income
Dividends	$69,234	$57,108	$65,135	$44,314	$67,562	$31,124	$156,036	$1,519	$46,340	$31,531
Expenses
Mortality and expense risks	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841
Investment Expense	—	—	—	—	—	—	—	—	—	—

Total expenses	18,308	13,091	7,974	26,542	10,081	2,562	31,870	11,389	15,516	5,841

Net investment income (loss)	50,926	44,017	57,161	17,772	57,481	28,562	124,166	(9,870)	30,824	25,690

Net Realized and Unrealized Gain (Loss) on Investments
Realized gain distributions reinvested	174,240	—	—	389,966	—	17,964	1,711,308	—	61,487	—
Net realized (loss) gain from redemption of investment shares	(87,453)	19,492	(32,776)	(47,396)	(31,496)	(17,578)	(784,617)	54,025	(170,548)	3,689

Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689

Net unrealized appreciation (depreciation) of investments:
Beginning of year	87,584	45,735	(15,923)	103,321	19,177	(5,959)	(759,110)	239,197	(70,156)	5,455
End of year	(743,193)	38,475	(248,796)	(1,684,091)	(179,093)	(98,536)	(3,705,166)	(607,560)	(962,516)	(30,186)

Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net realized and unrealized gain (loss) on investments	(743,990)	12,232	(265,649)	(1,444,842)	(229,766)	(92,191)	(2,019,365)	(792,732)	(1,001,421)	(31,952)

Net increase (decrease) in net assets resulting from operations	$(693,064)	$56,249	$(208,488)	$(1,427,070)	$(172,285)	$(63,629)	$(1,895,199)	$(802,602)	$(970,597)	$(6,262)

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008

							NVIT Multi-		Van Kampen					NVIT	NVIT
			NVIT	NVIT	JP Morgan		Manager		NVIT	NVIT Multi-	NVIT Multi-		NVIT	Investor	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	International	NVIT	Comstock	Manager	Manager	NVIT S&P	Government	Destinations	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	Value	Growth	Value	Small	Small Cap Value	500 Index	Bond	Aggressive	Conservative
		Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Company Fund	Fund	Fund	Fund	Fund	Fund
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II	Class II

From Operations
Net investment income (loss)	$17,634,990	$1,017,527	$889,109	$930,472	$705,267	$(361,399)	$363,713	$(91,040)	$302,882	$30,279	$96,644	$1,951,701	$27,043	$73,935	$23,465
Net realized (loss) gain on investments	75,169,747	16,765,365	—	(218,199)	3,128,754	1,558,939	5,158,310	715,758	627,964	1,590,651	(373,335)	(3,679,098)	2,733	731,028	(87,070)
Net unrealized appreciation (depreciation) during the year	(795,706,832)	(79,001,716)	—	1,065,939	(13,669,021)	(33,517,392)	(24,400,410)	(11,049,216)	(10,821,911)	(12,405,418)	(8,625,337)	(69,250,291)	19,299	(3,134,724)	31,709

Net increase (decrease) in net assets operations	(702,902,095)	(61,218,824)	889,109	1,778,212	(9,835,000)	(32,319,852)	(18,878,387)	(10,424,498)	(9,891,065)	(10,784,488)	(8,902,028)	(70,977,688)	49,075	(2,329,761)	(31,896)

From Variable Life Policy Transactions
Policyholders’ net premiums	131,904,396	6,484,143	7,831,408	1,969,052	2,143,720	3,788,733	269,014	2,073,305	1,955,467	1,979,205	2,023,366	15,502,255	147,242	1,031,822	185,451
Cost of insurance and administrative charges	(110,307,235)	(6,414,067)	(6,381,049)	(1,775,917)	(2,322,822)	(3,241,377)	(1,802,456)	(1,702,071)	(1,562,098)	(1,737,587)	(1,667,564)	(13,178,965)	(102,723)	(455,134)	(142,615)
Surrenders and forfeitures	(120,732,326)	(8,149,128)	(12,611,414)	(1,766,561)	(2,445,755)	(4,266,654)	(1,846,878)	(1,430,147)	(2,186,939)	(1,757,807)	(2,212,144)	(9,525,206)	(50,236)	(196,760)	(719,884)
Transfers between portfolios and the Guaranteed Account	(4,136,328)	(2,234,272)	13,802,611	(740,383)	(452,063)	(584,559)	(2,046,751)	(455,297)	(981,150)	(1,305,344)	(1,813,027)	(4,438,355)	51,603	194,047	1,180,355
Net (withdrawals) repayments due to policy loans	(4,431,138)	1,142,485	(453,190)	(116,063)	233,922	37,947	26,929	(115,633)	(106,143)	(205,135)	(58,878)	(453,088)	(2,489)	(50,577)	(32,527)
Withdrawals due to death benefits	(5,189,572)	(618,207)	(170,655)	(58,932)	(140,399)	(18,052)	(120,195)	(30,061)	(36,394)	(55,251)	(48,784)	(560,088)	—	(54)	—

Net (decrease) increase in net assets derived from policy transactions	(112,892,203)	(9,789,046)	2,017,711	(2,488,804)	(2,983,397)	(4,283,962)	(5,520,337)	(1,659,904)	(2,917,257)	(3,081,919)	(3,777,031)	(12,653,447)	43,397	523,344	470,780

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	4,000	(5,500)	(13,000)	14,500	(14,000)	(14,500)	(3,500)	(4,000)	(3,188)	(3,500)	(14,000)	26	449	(100)

Total increase (decrease) in net assets	(815,794,298)	(71,003,870)	2,901,320	(723,592)	(12,803,897)	(36,617,814)	(24,413,224)	(12,087,902)	(12,812,322)	(13,869,595)	(12,682,559)	(83,645,135)	92,498	(1,805,968)	438,784
Net Assets
Beginning of year	1,907,552,146	153,225,767	59,797,867	25,930,430	39,328,207	72,839,906	44,480,597	27,674,678	28,458,405	29,899,031	29,880,637	196,693,473	615,277	5,696,603	517,592

End of year	$1,091,757,848	$82,221,897	$62,699,187	$25,206,838	$26,524,310	$36,222,092	$20,067,373	$15,586,776	$15,646,083	$16,029,436	$17,198,078	$113,048,338	$707,775	$3,890,635	$956,376

Changes in Units
Beginning units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001	3,953

Units purchased	1,254,457	18,312	181,126	21,912	6,642	11,798	1,245	23,399	20,771	17,493	17,308	54,268	3,027	11,114	14,575
Units sold	(1,618,101)	(32,850)	(183,094)	(31,226)	(12,362)	(18,561)	(14,536)	(36,082)	(36,381)	(36,016)	(37,348)	(90,310)	(2,630)	(8,302)	(10,461)

Ending units	5,402,562	134,973	277,875	62,329	48,504	83,922	59,201	158,183	125,870	123,710	122,276	374,555	5,626	32,813	8,067

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT	NVIT		Neuberger
	NVIT	Investor	Investor		Berman	Gartmore							NVIT Multi-
	Investor	Destinations	Destinations		NVIT	NVIT		Federated	NVIT Global		NVIT	Gartmore	Manager	NVIT U.S.
	Destinations	Moderately	Moderately	NVIT Core	Socially	Emerging	NVIT Mid	NVIT High	Financial	NVIT Health	Technology and	NVIT Global	Small Cap	Growth
	Moderate	Aggressive	Conservative	Plus Bond	Responsible	Markets	Cap Index	Income Bond	Services	Sciences	Communications	Utilities	Growth	Leaders
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class II	Class II	Class II	Class I	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$332,778	$449,374	$50,827	$590	$9	$9,269	$20,264	$43,645	$2,721	$(1,723)	$(1,616)	$15,107	$(11,296)	$(13,383)
Net realized (loss) gain on investments	1,328,548	2,483,279	103,891	(68)	(176)	618,998	241,367	(62,149)	(17,932)	32,821	26,640	(58,458)	(51,617)	287,981
Net unrealized appreciation (depreciation) during the year	(5,695,195)	(12,237,276)	(503,601)	139	(1,286)	(2,124,703)	(1,791,152)	(140,211)	(116,620)	(169,114)	(196,574)	(216,694)	(937,303)	(1,235,221)

Net increase (decrease) in net assets operations	(4,033,869)	(9,304,623)	(348,883)	661	(1,453)	(1,496,436)	(1,529,521)	(158,715)	(131,831)	(138,016)	(171,550)	(260,045)	(1,000,216)	(960,623)

From Variable Life Policy Transactions
Policyholders’ net premiums	2,305,123	3,894,067	240,853	4,248	182	51,208	409,952	7,793	3,426	6,129	2,208	14,260	156,557	198,165
Cost of insurance and administrative charges	(1,324,525)	(1,984,914)	(243,493)	(4,227)	(214)	(68,499)	(225,739)	(69,125)	(12,817)	(13,915)	(15,512)	(22,521)	(94,609)	(119,107)
Surrenders and forfeitures	(833,483)	(1,191,686)	(123,720)	—	—	(421,913)	(348,928)	(74,565)	(2,756)	(2,864)	(3,362)	(7,721)	(83,468)	(104,083)
Transfers between portfolios and the Guaranteed Account	1,646,216	684,169	316,617	42,177	9,922	245,580	(44,067)	(1,576)	(2,175)	(59,292)	(107,034)	(189,646)	129,107	74,889
Net (withdrawals) repayments due to policy loans	(150,404)	(66,110)	(43,491)	—	—	364	(44,593)	1,008	(3,200)	20,935	2,174	448	(5,276)	(7,432)
Withdrawals due to death benefits	(144,419)	(40,947)	—	—	—	—	(815)	(4,309)	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	1,498,508	1,294,579	146,766	42,198	9,890	(193,260)	(254,190)	(140,774)	(17,522)	(49,007)	(121,526)	(205,180)	102,311	42,432

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	(492)	—	(1)	(1)	(156)	(100)	(100)	—	32	(400)	—	(65)	77

Total increase (decrease) in net assets	(2,535,661)	(8,010,536)	(202,117)	42,858	8,436	(1,689,852)	(1,783,811)	(299,589)	(149,353)	(186,991)	(293,476)	(465,225)	(897,971)	(918,114)
Net Assets
Beginning of year	16,638,079	27,863,426	2,137,616	—	—	2,614,716	4,364,660	631,119	292,500	559,904	442,621	876,457	2,114,898	2,207,661

End of year	$14,102,418	$19,852,890	$1,935,499	$42,858	$8,436	$924,864	$2,580,849	$331,530	$143,147	$372,913	$149,145	$411,232	$1,216,928	$1,289,547

Changes in Units
Beginning units	103,981	155,909	14,050	—	—	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241

Units purchased	30,932	37,067	4,353	477	141	1,434	4,174	120	23	101	31	38	3,688	2,303
Units sold	(19,272)	(29,616)	(3,317)	(44)	(4)	(1,892)	(5,519)	(904)	(131)	(335)	(506)	(443)	(2,796)	(2,207)

Ending units	115,641	163,360	15,086	433	137	2,027	18,702	2,375	1,077	1,869	597	734	12,402	10,337

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		NVIT Multi-	Gartmore						Gartmore				American		American
		Manager	NVIT	NVIT Global		NVIT	Gartmore	Federated	NVIT			Van Kampen	Funds NVIT	American	Funds NVIT	American	American
	NVIT Multi	International	Emerging	Financial	NVIT Health	Technology and	NVIT Global	NVIT High	International	NVIT Core	NVIT Short	NVIT Real	Asset	Funds NVIT	Global	Funds NVIT	Funds NVIT
	Sector Bond	Value	Markets	Services	Sciences	Communications	Utilities	Income Bond	Equity	Bond	Term Bond	Estate	Allocation	Bond	Growth	Growth	Growth-Income
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund
	Class I	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class VI	Class I	Class II	Class I	Class II	Class II	Class II	Class II	Class II

From Operations Net investment income (loss)	$106,563	$250,799	$24,154	$4,911	$(2,335)	$(3,365)	$44,266	$79,047	$323	$3,052	$250	$376	$3,937	$14,355	$12,617	$11,272	$1,893
Net realized (loss) gain on investments	(45,238)	2,671,646	1,206,342	(56,493)	31,710	29,731	(101,899)	(46,645)	4,056	(207)	(6)	(495)	(4,124)	(12,256)	11,181	41,821	(16,575)
Net unrealized appreciation (depreciation) during the year	(386,509)	(16,023,258)	(5,178,719)	(165,072)	(198,067)	(316,632)	(674,687)	(328,183)	(16,853)	(2,618)	(355)	(5,800)	(51,473)	(35,929)	(287,272)	(418,789)	(44,527)

Net increase (decrease) in net assets operations	(325,184)	(13,100,813)	(3,948,223)	(216,654)	(168,692)	(290,266)	(732,320)	(295,781)	(12,474)	227	(111)	(5,919)	(51,660)	(33,830)	(263,474)	(365,696)	(59,209)

From Variable Life Policy Transactions
Policyholders’ net premiums	139,324	2,936,676	529,859	43,118	86,800	98,865	125,675	143,469	4,423	7,753	923	1,332	15,060	26,397	102,364	88,725	10,916
Cost of insurance and administrative charges	(137,096)	(1,272,605)	(384,644)	(22,140)	(37,168)	(44,498)	(118,212)	(66,922)	(1,260)	(10,323)	(275)	(462)	(12,448)	(47,669)	(42,379)	(38,603)	(4,465)
Surrenders and forfeitures	(203,169)	(2,708,656)	(194,536)	(30,667)	(33,570)	(38,536)	(78,386)	(55,083)	—	—	—	—	(3,321)	(60,441)	(51,939)	(10,082)	—
Transfers between portfolios and the Guaranteed Account	(39,781)	(57,050)	(10,174)	94,214	114,150	19,687	(128,032)	(27,797)	45,999	189,375	26,191	18,220	97,211	89,264	285,663	629,421	69,553
Net (withdrawals) repayments due to policy loans	(18,060)	(64,981)	(40,451)	(969)	(16,000)	(15,290)	(34,937)	(98,737)	—	—	—	—	—	(575)	(7,162)	(7,709)	—
Withdrawals due to death benefits	(12,045)	(23,553)	(68,855)	—	—	—	—	(5,017)	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(270,827)	(1,190,169)	(168,801)	83,556	114,212	20,228	(233,892)	(110,087)	49,162	186,805	26,839	19,090	96,502	6,976	286,547	661,752	76,004

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(150)	36,987	(481)	—	(26)	186	16	326	(1)	(1)	(1)	(2)	1	5	14	15	(4)

Total increase (decrease) in net assets	(596,161)	(14,253,995)	(4,117,505)	(133,098)	(54,506)	(269,852)	(966,196)	(405,542)	36,687	187,031	26,727	13,169	44,843	(26,849)	23,087	296,071	16,791
Net Assets
Beginning of year	1,891,816	29,225,522	6,918,910	404,427	554,249	578,394	2,195,734	1,119,687	—	—	—	—	115,502	310,864	446,988	290,487	72,608

End of year	$1,295,655	$14,971,527	$2,801,405	$271,329	$499,743	$308,542	$1,229,538	$714,145	$36,687	$187,031	$26,727	$13,169	$160,345	$284,015	$470,075	$586,558	$89,399

Changes in Units
Beginning units	12,772	148,290	22,669	2,656	4,539	4,082	10,028	9,487	—	—	—	—	1,044	2,900	3,650	2,536	738

Units purchased	2,294	32,836	7,011	1,489	2,219	1,594	2,353	2,009	692	1,996	273	242	1,582	1,297	4,409	7,575	1,346
Units sold	(5,216)	(40,496)	(7,755)	(809)	(1,245)	(1,413)	(3,952)	(3,022)	(23)	(107)	(3)	(8)	(547)	(1,235)	(1,756)	(862)	(606)

Ending units	9,850	140,630	21,925	3,336	5,513	4,263	8,429	8,474	669	1,889	270	234	2,079	2,962	6,303	9,249	1,478

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

								NVIT Multi-	NVIT Multi-	NVIT Multi-
			NVIT			NVIT	NVIT	Manager	Manager	Manager	NVIT Multi-	NVIT Multi-
	NVIT	NVIT	Cardinal	NVIT	NVIT	Cardinal	Cardinal	International	Large Cap	Large Cap	Manager Mid	Manager Mid
	Cardinal	Cardinal	Capital	Cardinal	Cardinal	Moderately	Moderately	Growth	Growth	Value	Cap Growth	Cap Value
	Aggressive	Balanced	Appreciation	Conservative	Moderate	Aggressive	Conservative	Fund	Fund	Fund	Fund	Fund
	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Fund I	Class III	Class I	Class I	Class I	Class II

From Operations
Net investment income (loss)	$990	$8	$266	$79	$482	$274	$57	$2	$0	$122	$(3)	$8
Net realized (loss) gain on investments	2,472	7	82	51	462	(19)	(198)	(26)	—	(228)	(590)	(1)
Net unrealized appreciation (depreciation) during the year	(41,023)	34	(6,492)	66	(135)	(7,471)	(915)	97	12	(5,628)	12	(1)

Net increase (decrease) in net assets operations	(37,561)	49	(6,144)	196	809	(7,216)	(1,056)	73	12	(5,734)	(581)	6

From Variable Life Policy Transactions
Policyholders’ net premiums	34,008	1,058	1,083	421	876	6,376	1,587	2,051	108	782	366	364
Cost of insurance and administrative charges	(6,163)	(48)	(577)	(2,512)	(226)	(647)	(1,891)	(796)	(17)	(570)	(88)	(16)
Surrenders and forfeitures	—	—	—	(3,025)	—	—	—	—	—	—	—	—
Transfers between portfolios and the Guaranteed Account	221,983	81	29,207	15,816	78,924	24,599	6,548	1,135	126	37,593	523	836
Net (withdrawals) repayments due to policy loans	—	—	—	—	—	—	—	—	—	—	—	—
Withdrawals due to death benefits	—	—	—	—	—	—	—	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	249,828	1,091	29,713	10,700	79,574	30,328	6,244	2,390	217	37,805	801	1,184

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(1)	—	—	—	—	(1)	(1)	(1)	—	(1)	—	—

Total increase (decrease) in net assets	212,266	1,140	23,569	10,896	80,383	23,111	5,187	2,462	229	32,070	220	1,190
Net Assets
Beginning of year	—	—	—	—	—	—	—	—	—	—	—	—

End of year	$212,266	$1,140	$23,569	$10,896	$80,383	$23,111	$5,187	$2,462	$229	$32,070	$220	$1,190

Changes in Units
Beginning units	—	—	—	—	—	—	—	—	—	—	—	—

Units purchased	3,418	15	334	181	1,062	346	83	54	4	515	23	18
Units sold	(93)	(1)	(8)	(61)	(2)	(9)	(21)	(14)	(0)	(8)	(19)	(0)

Ending units	3,325	14	326	120	1,060	337	62	40	4	507	4	18

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

												Fidelity		Fidelity
						Fidelity VIP					Fidelity	VIP II		VIP II
	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Fidelity VIP	Equity-	Fidelity VIP	Fidelity VIP	Fidelity VIP		VIP II Asset	Investment	Fidelity VIP II	Investment
	Equity-	Growth	High Income	Overseas	Overseas	Income	Growth	Overseas	Overseas	Fidelity VIP	Manager	Grade Bond	Contrafund	Grade Bond
	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	High Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Portfolio: Initial	Initial	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio: Initial	Initial	Initial	Initial	Service
	Class	Class	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class

From Operations
Net investment income (loss)	$2,142,184	$218,908	$934,285	$514,595	$528,505	$60,394	$537	$2,212	$40,968	$262,144	$772,285	$1,564,142	$382,448	$42,576
Net realized (loss) gain on investments	(4,392,316)	(9,512,954)	(564,476)	4,808,029	3,710,601	(132,490)	56,439	47,051	225,096	(238,997)	3,012,747	(1,185,242)	980,075	(28,554)
Net unrealized appreciation (depreciation) during the year	(60,310,447)	(82,130,781)	(3,615,550)	(20,579,915)	(18,724,942)	(1,689,968)	(1,351,963)	(126,904)	(1,367,448)	(854,494)	(16,401,381)	(2,015,027)	(65,877,350)	(72,810)

Net increase (decrease) in net assets operations	(62,560,579)	(91,424,827)	(3,245,741)	(15,257,291)	(14,485,836)	(1,762,064)	(1,294,987)	(77,641)	(1,101,384)	(831,347)	(12,616,349)	(1,636,127)	(64,514,827)	(58,788)

From Variable Life Policy Transactions
Policyholders’ net premiums	9,592,950	13,488,541	266,464	415,489	3,264,305	1,014,879	583,470	2,724	611,175	898,534	3,134,726	3,294,766	8,612,665	267,021
Cost of insurance and administrative charges	(8,810,846)	(12,182,939)	(946,292)	(1,693,254)	(1,445,721)	(412,763)	(258,189)	(24,736)	(215,072)	(288,658)	(3,189,036)	(3,172,267)	(7,630,710)	(145,395)
Surrenders and forfeitures	(8,357,683)	(11,049,393)	(886,663)	(2,172,041)	(1,878,938)	(177,438)	(165,589)	(46,792)	(80,379)	(195,401)	(2,604,466)	(5,774,960)	(6,886,302)	(248,326)
Transfers between portfolios and the Guaranteed Account	(3,130,801)	(3,697,321)	(474,422)	(862,836)	604,246	(8,599)	122,125	(1,908)	36,333	(373,653)	(259,514)	(3,543,619)	(2,377,480)	49,116
Net (withdrawals) repayments due to policy loans	(422,797)	(390,207)	(18,454)	(369,922)	(235,270)	503	(3,358)	(555)	(3,794)	(29,757)	(296,286)	(273,333)	(532,572)	(428)
Withdrawals due to death benefits	(467,473)	(535,314)	(85,703)	(93,794)	(90,522)	(163)	(67)	—	(71)	(79,396)	(327,890)	(324,343)	(329,820)	(565)

Net (decrease) increase in net assets derived from policy transactions	(11,596,650)	(14,366,633)	(2,145,070)	(4,776,358)	218,100	416,419	278,392	(71,267)	348,192	(68,331)	(3,542,466)	(9,793,756)	(9,144,219)	(78,577)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	3,000	18,500	(3,500)	1,568	30,070	—	—	—	(1,558)	(91)	(4,000)	(7,000)	(4,500)	—

Total increase (decrease) in net assets	(74,154,229)	(105,772,960)	(5,394,311)	(20,032,081)	(14,237,666)	(1,345,645)	(1,016,595)	(148,908)	(754,750)	(899,769)	(16,162,815)	(11,436,883)	(73,663,546)	(137,365)
Net Assets
Beginning of year	153,760,461	203,923,917	14,359,223	37,866,134	32,578,014	3,797,081	2,566,611	237,622	2,255,519	3,395,178	45,608,803	46,653,606	156,900,456	1,270,739

End of year	$79,606,232	$98,150,957	$8,964,912	$17,834,053	$18,340,348	$2,451,436	$1,550,016	$88,714	$1,500,769	$2,495,409	$29,445,988	$35,216,723	$83,236,910	$1,133,374

Changes in Units
Beginning units	289,559	417,459	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782

Units purchased	37,027	62,928	1,150	2,115	39,476	8,654	6,003	17	5,694	18,783	15,297	23,647	39,813	3,463
Units sold	(66,888)	(99,494)	(12,143)	(21,390)	(35,074)	(5,671)	(3,811)	(331)	(3,223)	(19,290)	(29,612)	(66,589)	(64,073)	(4,221)

Ending units	259,698	380,893	43,872	69,280	154,536	25,036	16,514	634	15,108	33,979	101,048	138,130	305,223	10,024

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

		Fidelity		Fidelity			Lehman
	Fidelity	VIP III	Fidelity	VIP IV	Fidelity VIP	Fidelity VIP	Brothers			Neuberger	Neuberger
	VIP III	Value	VIP IV	Freedom	IV Freedom	IV Freedom	AMT Short	Neuberger	Neuberger	Berman AMT	Berman AMT	Neuberger	Neuberger
	Mid Cap	Strategies	Energy	Fund 2010	Fund 2020	Fund 2030	Duration	Berman AMT	Berman AMT	Mid Cap	Socially	Berman AMT	Berman AMT
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Bond	Partners	Fasciano	Growth	Responsive	International	Regency
	Service	Service	Service	Service	Service	Service	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — I	Portfolio — I	Portfolio — S	Portfolio — S
	Class	Class	Class 2	Class	Class	Class	Class	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$(45,472)	$(443)	$(13,064)	$7,674	$17,500	$14,952	$525,603	$(34,788)	$(5,892)	$(9,181)	$14,005	$(4,736)	$808
Net realized (loss) gain on investments	2,190,056	246,361	155,182	12,743	48,430	20,125	(474,197)	4,379,261	11,123	22,420	72,010	(37,824)	(4,546)
Net unrealized appreciation (depreciation) during the year	(8,589,870)	(1,567,862)	(1,423,677)	(137,602)	(403,653)	(513,291)	(1,993,549)	(21,414,996)	(402,045)	(749,989)	(526,326)	(302,774)	(122,589)

Net increase (decrease) in net assets operations	(6,445,286)	(1,321,944)	(1,281,559)	(117,185)	(337,723)	(478,214)	(1,942,143)	(17,070,523)	(396,814)	(736,750)	(440,311)	(345,334)	(126,327)

From Variable Life Policy Transactions
Policyholders’ net premiums	1,070,996	183,285	163,458	13,264	64,587	137,580	1,224,515	1,828,401	80,962	108,878	67,273	64,642	15,787
Cost of insurance and administrative charges	(823,455)	(131,623)	(122,205)	(40,681)	(52,496)	(57,434)	(1,054,240)	(1,679,426)	(68,752)	(90,181)	(56,462)	(42,638)	(6,603)
Surrenders and forfeitures	(653,231)	(55,994)	(331,598)	(294,829)	(9,838)	(905)	(1,171,379)	(2,338,095)	(67,817)	(27,001)	(59,250)	(25,675)	(9,462)
Transfers between portfolios and the Guaranteed Account	(87,055)	(185,268)	679,124	198,898	184,164	(75,584)	(939,004)	284,713	24,486	273,434	71,840	(322,996)	59,192
Net (withdrawals) repayments due to policy loans	41,565	(1,968)	(22,143)	—	154	77,696	(95,450)	(117,246)	(3,750)	(15,939)	(3,861)	(2,904)	(248)
Withdrawals due to death benefits	(25,336)	(7,569)	—	—	—	—	(6,639)	(151,702)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(476,516)	(199,137)	366,636	(123,348)	186,571	81,353	(2,042,197)	(2,173,355)	(34,871)	249,191	19,540	(329,571)	58,666

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	100	—	110	12	32	37	1,640	(10,500)	(3,000)	38	37	(61)	10

Total increase (decrease) in net assets	(6,921,702)	(1,521,081)	(914,813)	(240,521)	(151,120)	(396,824)	(3,982,700)	(19,254,378)	(434,685)	(487,521)	(420,734)	(674,966)	(67,651)
Net Assets
Beginning of year	16,480,933	2,742,101	1,933,441	553,045	878,659	1,147,827	14,668,779	34,337,244	1,040,631	1,539,406	1,100,244	1,057,420	220,309

End of year	$9,559,231	$1,221,020	$1,018,628	$312,524	$727,539	$751,003	$10,686,079	$15,082,866	$605,946	$1,051,885	$679,510	$382,454	$152,658

Changes in Units
Beginning units	52,370	11,327	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683

Units purchased	9,033	2,971	6,345	1,815	2,124	2,863	10,540	20,476	1,303	2,437	1,307	1,612	714
Units sold	(10,886)	(3,878)	(4,936)	(2,866)	(561)	(2,336)	(20,412)	(29,143)	(1,616)	(1,040)	(1,178)	(3,917)	(223)

Ending units	50,517	10,420	9,988	3,319	8,101	8,736	58,973	129,860	5,711	6,626	5,980	4,896	2,174

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

													Dreyfus
												Dreyfus	Variable	Dreyfus
									Alger			Variable	Investment	Investment
			Van Eck	Van Eck			Van Eck		American		Wells Fargo	Investment	Fund —	Portfolios —
	Van Eck	Van Eck	Worldwide	Worldwide		Van Eck	Worldwide	Van Eck	Small		VT	Fund —	Developing	Small Cap	Dreyfus
	Worldwide	Worldwide	Emerging	Real Estate	Van Eck	Worldwide	Emerging	Worldwide	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index
	Bond Fund:	Hard Assets	Markets	Portfolio:	Worldwide	Hard Assets	Markets	Real Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:
	Initial	Fund:	Fund:	Initial	Bond Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial
	Class	Initial Class	Initial Class	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$378,541	$(29,502)	$(137,700)	$165,858	$337,914	$(35,924)	$(95,435)	$236,666	$(196,036)	$(67,846)	$79,064	$50,176	$231	$8,308	$119,569
Net realized (loss) gain on investments	(89,707)	2,766,155	11,977,459	523,454	(130,456)	2,106,496	6,121,745	391,486	1,797,403	420,932	1,801,948	356,573	800	835,645	138,588
Net unrealized appreciation (depreciation) during the year	(184,764)	(7,099,470)	(31,033,531)	(2,995,575)	(118,888)	(7,581,132)	(18,622,806)	(4,064,659)	(19,389,831)	(5,354,863)	(5,037,566)	(1,592,418)	(59,303)	(2,878,690)	(4,122,516)

Net increase (decrease) in net assets operations	104,070	(4,362,817)	(19,193,772)	(2,306,263)	88,570	(5,510,560)	(12,596,496)	(3,436,507)	(17,788,464)	(5,001,777)	(3,156,554)	(1,185,669)	(58,272)	(2,034,737)	(3,864,359)

From Variable Life Policy Transactions
Policyholders’ net premiums	83,870	120,247	157,058	36,715	528,604	652,260	1,448,315	494,473	2,386,790	880,013	584,346	411,411	22,286	1,149,826	1,244,301
Cost of insurance and administrative charges	(294,777)	(306,496)	(887,750)	(188,338)	(327,177)	(490,673)	(687,569)	(323,014)	(2,104,362)	(696,710)	(531,179)	(310,145)	(9,729)	(539,197)	(669,877)
Surrenders and forfeitures	(358,387)	(550,620)	(1,441,226)	(158,569)	(389,932)	(609,516)	(1,051,512)	(326,611)	(1,793,079)	(618,071)	(789,551)	(848,200)	(463)	(551,790)	(1,024,637)
Transfers between portfolios and the Guaranteed Account	134,478	402,260	(1,247,154)	(317,895)	1,082,751	1,248,621	410,895	(109,436)	(628,704)	(268,238)	(191,427)	(302,441)	(682)	(370,713)	(606,813)
Net (withdrawals) repayments due to policy loans	(71,204)	(85,290)	197,589	9,483	(43,693)	(126,024)	(80,164)	(43,772)	(87,836)	(26,891)	(7,855)	(2,595)	634	(42,701)	(40,475)
Withdrawals due to death benefits	(17,098)	(10,624)	(33,155)	(1,344)	(3,534)	(3,280)	(32,012)	(3,505)	(99,844)	(6,081)	(2,564)	(331)	—	(2,675)	(15,675)

Net (decrease) increase in net assets derived from policy transactions	(523,118)	(430,523)	(3,254,638)	(619,948)	847,019	671,388	7,953	(311,865)	(2,327,035)	(735,978)	(938,230)	(1,052,301)	12,046	(357,250)	(1,113,176)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(4,200)	2,500	7,000	(14,500)	3,121	(11,310)	24,768	(1,178)	5,500	4,304	(2,000)	1,736	(17)	(1,500)	(2,800)

Total increase (decrease) in net assets	(423,248)	(4,790,840)	(22,441,410)	(2,940,711)	938,710	(4,850,482)	(12,563,775)	(3,749,550)	(20,109,999)	(5,733,451)	(4,096,784)	(2,236,234)	(46,243)	(2,393,487)	(4,980,335)
Net Assets
Beginning of year	4,804,569	9,798,836	32,027,164	4,630,774	4,015,337	11,151,910	19,846,880	6,617,437	39,487,928	11,868,973	8,654,528	4,641,082	147,110	6,788,604	11,155,576

End of year	$4,381,321	$5,007,996	$9,585,754	$1,690,063	$4,954,047	$6,301,428	$7,283,105	$2,867,887	$19,377,930	$6,135,522	$4,557,744	$2,404,848	$100,867	$4,395,118	$6,175,241

Changes in Units
Beginning units	13,677	11,498	56,497	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314

Units purchased	1,224	1,585	1,232	287	15,686	11,063	18,095	6,147	24,069	18,634	7,526	3,887	237	9,058	13,415
Units sold	(4,055)	(3,222)	(11,137)	(2,685)	(13,282)	(8,838)	(14,010)	(6,176)	(35,902)	(28,135)	(14,124)	(11,597)	(123)	(10,868)	(21,023)

Ending units	10,846	9,861	46,592	9,119	28,883	26,325	53,636	24,291	172,061	124,354	51,776	23,951	993	31,726	53,706

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

										Janus Aspen	Janus Aspen		Janus Aspen	Janus Aspen	Janus Aspen
				American		American		American		Series —	Series —	Janus Aspen	Series —	Series —	Series —
	American	American	American	Century VP		Century VP		Century VP	Janus Aspen	International	Global	Series —	INTECH Risk-	International	Global
	Century VP	Century VP	Century VP	Income and	American	Mid Cap	American	Inflation	Series - Forty	Growth	Technology	Balanced	Managed Core	Growth	Technology
	International	Ultra	Value	Growth	Century VP	Value	Century VP	Protection	Portfolio —	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Fund:	Fund:	Fund:	Fund:	International	Fund:	Vista Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II
	Class I	Class I	Class I	Class I	Fund: Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$1,689	$(13,788)	$121,337	$20,096	$1,248	$(3,127)	$(3,420)	$102,604	$(27,116)	$65,376	$(1,086)	$29,710	$(45)	$145,110	$(3,443)
Net realized (loss) gain on investments	184,685	229,651	324,483	138,078	298,929	(21,362)	(2,520)	(15,777)	620,284	701,926	22,692	112,489	3,523	1,120,363	18,601
Net unrealized appreciation (depreciation) during the year	(612,426)	(1,217,746)	(2,575,407)	(756,314)	(1,412,846)	(145,679)	(320,360)	(172,247)	(2,786,558)	(2,737,072)	(110,371)	(434,540)	(93,444)	(6,011,270)	(299,699)

Net increase (decrease) in net assets operations	(426,052)	(1,001,883)	(2,129,587)	(598,140)	(1,112,669)	(170,168)	(326,300)	(85,420)	(2,193,390)	(1,969,770)	(88,765)	(292,341)	(89,966)	(4,745,797)	(284,541)

From Variable Life Policy Transactions
Policyholders’ net premiums	27,489	320,817	645,273	226,810	215,165	63,942	54,579	160,584	483,860	67,393	1,322	96,233	25,088	442,035	67,600
Cost of insurance and administrative charges	(57,386)	(180,580)	(466,093)	(116,680)	(139,343)	(35,382)	(36,809)	(144,504)	(268,053)	(138,498)	(16,145)	(112,171)	(15,859)	(359,501)	(36,010)
Surrenders and forfeitures	(171,364)	(136,905)	(542,356)	(90,841)	(152,364)	(25,125)	(9,232)	(134,497)	(162,830)	(145,044)	(14,868)	(111,861)	(9,921)	(255,772)	(17,661)
Transfers between portfolios and the Guaranteed Account	(100,190)	28,602	(412,623)	(234,934)	95,817	274,889	164,327	751,087	512,539	(143,825)	(6,166)	801,526	(3,990)	2,490,336	38,767
Net (withdrawals) repayments due to policy loans	(2,851)	(5,641)	(8,173)	536	(26,326)	(13,464)	(7,334)	(24,286)	(132,607)	6,227	(8,507)	(4,367)	5,658	(14,941)	(77,721)
Withdrawals due to death benefits	—	(5,775)	—	—	—	(8,410)	—	(31,628)	(8,155)	—	(5,693)	(8,537)	—	—	(439)

Net (decrease) increase in net assets derived from policy transactions	(304,302)	20,518	(783,972)	(215,109)	(7,051)	256,450	165,531	576,756	424,754	(353,747)	(50,057)	660,823	976	2,302,157	(25,464)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	2,000	(500)	(500)	(2,300)	(21)	10	17	161	203	2,000	500	(9,590)	37	87	32

Total increase (decrease) in net assets	(728,354)	(981,865)	(2,914,059)	(815,549)	(1,119,741)	86,292	(160,752)	491,497	(1,768,433)	(2,321,517)	(138,322)	358,892	(88,953)	(2,443,553)	(309,973)
Net Assets
Beginning of year	1,193,085	2,344,869	8,201,346	1,844,758	2,512,359	450,566	525,010	1,854,054	4,190,073	3,956,322	238,438	1,041,880	243,433	6,734,353	693,193

End of year	$464,731	$1,363,004	$5,287,287	$1,029,209	$1,392,618	$536,858	$364,258	$2,345,551	$2,421,640	$1,634,805	$100,116	$1,400,772	$154,480	$4,290,800	$383,220

Changes in Units
Beginning units	2,778	17,069	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592

Units purchased	32	4,751	7,684	1,898	4,830	3,524	3,123	9,151	11,970	409	69	6,158	223	16,107	1,797
Units sold	(1,028)	(4,318)	(13,397)	(3,484)	(4,667)	(1,503)	(2,020)	(5,521)	(10,195)	(1,681)	(459)	(2,132)	(207)	(7,814)	(1,830)

Ending units	1,782	17,502	44,924	8,662	13,738	5,470	4,165	16,799	19,072	4,620	1,026	9,537	1,151	32,523	4,559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

	Oppenheimer	Oppenheimer			Oppenheimer								Federated
	Capital	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer			AIM V.I.	AIM V.I.	Federated	Federated	Capital
	Appreciation	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	AIM V.I.	Capital	Capital	Quality Bond	American	Appreciation
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Basic Value	Appreciation	Development	Fund II:	Leaders Fund	Fund II:
	Non-Service	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Fund: Series I	Fund: Series I	Fund: Series I	Primary	II: Primary	Primary
	Shares	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$(28,094)	$21,098	$26,473	$39,394	$(3,847)	$72,222	$16,891	$4,166	$(2,207)	$(8,784)	$131,878	$871	$(366)
Net realized (loss) gain on investments	40,929	205,413	258,257	(93,042)	27,627	498,164	(15,855)	284,494	(6,795)	172,890	(104,427)	6,951	4,635
Net unrealized appreciation (depreciation) during the year	(2,752,212)	(1,394,219)	(1,662,210)	(461,537)	(966,397)	(5,162,713)	(299,041)	(1,810,393)	(158,223)	(918,800)	(284,977)	(36,077)	(37,431)

Net increase (decrease) in net assets operations	(2,739,377)	(1,167,708)	(1,377,480)	(515,185)	(942,617)	(4,592,327)	(298,005)	(1,521,733)	(167,225)	(754,694)	(257,526)	(28,255)	(33,162)

From Variable Life Policy Transactions
Policyholders’ net premiums	782,165	60,665	365,406	11,142	177,137	1,532,011	114,889	283,727	51,440	81,164	408,598	10,004	13,221
Cost of insurance and administrative charges	(451,406)	(135,371)	(249,122)	(57,508)	(134,009)	(770,099)	(15,312)	(193,296)	(33,522)	(61,728)	(318,161)	(8,778)	(9,499)
Surrenders and forfeitures	(625,866)	(98,989)	(300,707)	(19,707)	(140,085)	(748,242)	(8,662)	(273,920)	(44,337)	(61,688)	(497,122)	(646)	(10,102)
Transfers between portfolios and the Guaranteed Account	34,369	(106,225)	(166,631)	(44,093)	(128,578)	116,745	106,093	78,904	31,165	891,208	(11,668)	(9,588)	(21,800)
Net (withdrawals) repayments due to policy loans	(18,268)	18,715	(1,825)	(1,782)	(7,635)	10,380	(7,391)	(5,610)	(1,367)	(14,145)	(725)	(68)	(316)
Withdrawals due to death benefits	(66)	—	—	—	—	(168,318)	—	(1,354)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(279,072)	(261,205)	(352,879)	(111,948)	(233,170)	(27,523)	189,617	(111,549)	3,379	834,811	(419,078)	(9,076)	(28,496)

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(300)	—	(1,100)	8	9	(999)	392	(530)	14	(30)	(200)	(80)	(49)

Total increase (decrease) in net assets	(3,018,749)	(1,428,913)	(1,731,459)	(627,125)	(1,175,778)	(4,620,849)	(107,996)	(1,633,812)	(163,832)	80,087	(676,804)	(37,411)	(61,707)
Net Assets
Beginning of year	6,167,528	3,055,277	3,836,029	757,773	2,555,347	11,090,536	271,194	3,049,274	390,640	864,111	2,967,937	90,737	125,461

End of year	$3,148,779	$1,626,364	$2,104,570	$130,648	$1,379,569	$6,469,687	$163,198	$1,415,462	$226,808	$944,198	$2,291,133	$53,326	$63,754

Changes in Units
Beginning units	41,017	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770

Units purchased	11,251	489	4,703	335	2,419	17,060	5,915	4,458	797	6,356	6,079	101	107
Units sold	(12,982)	(1,720)	(7,088)	(1,524)	(3,735)	(18,236)	(636)	(4,964)	(795)	(1,526)	(10,635)	(166)	(318)

Ending units	39,286	7,895	22,083	3,768	10,063	67,077	8,100	15,197	2,258	8,221	19,621	547	559

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

				Franklin
	Franklin		Franklin	Templeton
	Templeton	Franklin	Templeton	VIP	Franklin
	VIP Franklin	Templeton	VIP	Templeton	Templeton	Franklin
	Small Cap	VIP Franklin	Templeton	Developing	VIP	Founding			MFS		Putnam VT	Putnam VT
	Value	Rising	Foreign	Markets	Templeton	Funds	AllianceBernstein	AllianceBernstein	Investors		Growth &	International	Putnam VT
	Securities	Dividends	Securities	Securities	Global Income	Allocation	Growth and	Small / Mid Cap	Growth Stock	MFS Value	Income	Equity	Voyager
	Fund:	Securities Fund:	Fund:	Fund —	Securities Fund —	Fund —	Income Portfolio:	Value Portfolio:	Series: Initial	Series: Initial	Fund:	Fund:	Fund:
	Class 1	Class 1	Class 1	Class 3	Class 3	Class 2	Class A	Class A	Class	Class	Class IB	Class IB	Class IB

From Operations
Net investment income (loss)	$51,842	$105,385	$31,877	$43,738	$44,469	$10	$41,808	$1,378	$(797)	$21,151	$4,448	$3,427	$(2,912)
Net realized (loss) gain on investments	612,654	(70,740)	239,898	352,894	40,437	(22)	320,191	156,615	37,024	165,780	(15,967)	43,722	(2,492)
Net unrealized appreciation (depreciation) during the year	(3,279,809)	(2,473,157)	(1,088,955)	(1,853,307)	(28,153)	(155)	(1,948,443)	(1,415,988)	(349,801)	(1,552,681)	(135,106)	(173,933)	(184,450)

Net increase (decrease) in net assets operations	(2,615,313)	(2,438,512)	(817,180)	(1,456,675)	56,753	(167)	(1,586,444)	(1,257,995)	(313,574)	(1,365,750)	(146,625)	(126,784)	(189,854)

From Variable Life Policy Transactions
Policyholders’ net premiums	630,910	611,746	61,999	275,966	68,866	186	270,441	210,854	74,378	284,947	35,429	6,579	27,995
Cost of insurance and administrative charges	(477,891)	(590,194)	(109,161)	(169,933)	(55,614)	(85)	(229,404)	(159,342)	(60,647)	(247,730)	(23,230)	(8,575)	(23,044)
Surrenders and forfeitures	(418,071)	(644,580)	(114,052)	(105,983)	(24,726)	—	(293,843)	(123,791)	(44,145)	(287,527)	(48,389)	(42)	(5,875)
Transfers between portfolios and the Guaranteed Account	(88,560)	(216,867)	(59,073)	57,830	693,660	418	(138,234)	232,257	(10,388)	(146,434)	(23,539)	8,700	(12,541)
Net (withdrawals) repayments due to policy loans	(38,637)	(33,979)	(3,211)	(18,076)	(19,427)	—	10,706	(3,274)	(1,087)	3,136	76	372	16,150
Withdrawals due to death benefits	(11,221)	(7,680)	—	—	—	—	—	(4,005)	—	—	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(403,470)	(881,554)	(223,498)	39,804	662,759	519	(380,334)	152,699	(41,889)	(393,608)	(59,653)	7,034	2,685

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	(400)	(119)	153	115	37	(1)	79	60	(18)	(100)	12	—	—

Total increase (decrease) in net assets	(3,019,183)	(3,320,185)	(1,040,525)	(1,416,756)	719,549	351	(1,966,699)	(1,105,236)	(355,481)	(1,759,458)	(206,266)	(119,750)	(187,169)
Net Assets
Beginning of year	8,178,749	9,896,092	2,157,443	2,732,875	886,275	—	4,016,345	3,263,027	862,693	4,318,487	404,763	290,074	494,910

End of year	$5,159,567	$6,575,907	$1,116,918	$1,316,119	$1,605,824	$351	$2,049,646	$2,157,791	$507,212	$2,559,029	$198,497	$170,324	$307,741

Changes in Units
Beginning units	35,735	55,089	4,015	13,184	7,296	—	20,678	13,917	4,862	18,297	2,406	560	3,387

Units purchased	5,806	22,393	317	4,153	8,008	6	3,038	3,788	686	4,981	480	35	343
Units sold	(7,945)	(27,598)	(941)	(3,822)	(2,768)	(1)	(6,044)	(3,694)	(1,041)	(7,068)	(885)	(71)	(536)

Ending units	33,596	49,884	3,391	13,515	12,536	5	17,672	14,011	4,507	16,210	2,001	524	3,194

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2008 — continued

						Van Kampen
					Van Kampen	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Vanguard	Vanguard	Vanguard	Vanguard	Core Plus	Markets	U.S. Real	Blue Chip	Equity	Limited
	Equity	Total Bond	High Yield	Mid Cap	Fixed Income	Debt	Estate	Growth	Income	Term Bond
	Income	Market Index	Bond	Index	Portfolio:	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Portfolio	Portfolio	Portfolio	Portfolio	Class I	Class I	Class I	Class II	Class II	Class II

From Operations
Net investment income (loss)	$50,926	$44,017	$57,161	$17,772	$57,481	$28,562	$124,166	$(9,870)	$30,824	$25,690
Net realized (loss) gain on investments	86,787	19,492	(32,776)	342,570	(31,496)	386	926,691	54,025	(109,061)	3,689
Net unrealized appreciation (depreciation) during the year	(830,777)	(7,260)	(232,873)	(1,787,412)	(198,270)	(92,577)	(2,946,056)	(846,757)	(892,360)	(35,641)

Net increase (decrease) in net assets operations	(693,064)	56,249	(208,488)	(1,427,070)	(172,285)	(63,629)	(1,895,199)	(802,602)	(970,597)	(6,262)

From Variable Life Policy Transactions
Policyholders’ net premiums	466,476	300,583	280,841	806,264	100,316	7,506	430,981	149,164	212,682	38,563
Cost of insurance and administrative charges	(235,503)	(156,349)	(98,317)	(331,251)	(85,675)	(22,410)	(334,850)	(102,216)	(226,200)	(49,340)
Surrenders and forfeitures	(216,303)	(336,834)	(41,888)	(208,963)	(40,952)	(2,641)	(315,134)	(521,734)	(205,175)	(3,882)
Transfers between portfolios and the Guaranteed Account	(26,603)	45,771	(33,763)	49,190	(33,685)	(22,790)	(836,022)	123,251	276,812	759,317
Net (withdrawals) repayments due to policy loans	(7,983)	(798)	(3,880)	(1,748)	(23,553)	1,467	(32,668)	(1,759)	(3,759)	(1,366)
Withdrawals due to death benefits	(154)	—	(160)	(329)	—	—	(12,527)	—	—	—

Net (decrease) increase in net assets derived from policy transactions	(20,070)	(147,627)	102,833	313,163	(83,549)	(38,868)	(1,100,220)	(353,294)	54,360	743,292

Amounts (withdrawn)/contributed by Nationwide Life and Annuity Company of America, including seed money and reimbursements	—	—	—	(435)	100	9	(202)	90	(11)	(68)

Total increase (decrease) in net assets	(713,134)	(91,378)	(105,655)	(1,114,342)	(255,734)	(102,488)	(2,995,621)	(1,155,806)	(916,248)	736,962
Net Assets
Beginning of year	2,203,732	1,238,117	836,344	3,227,929	1,564,510	467,623	5,815,477	2,193,719	2,436,788	403,165

End of year	$1,490,598	$1,146,739	$730,689	$2,113,587	$1,308,776	$365,135	$2,819,856	$1,037,913	$1,520,540	$1,140,127

Changes in Units
Beginning units	12,966	10,397	6,190	15,734	9,965	1,307	23,396	16,056	19,103	3,708

Units purchased	3,630	5,075	2,664	5,934	2,081	109	3,562	4,328	6,979	9,371
Units sold	(3,782)	(6,233)	(1,859)	(3,791)	(2,720)	(253)	(9,104)	(7,038)	(7,242)	(2,664)

Ending units	12,814	9,239	6,995	17,877	9,326	1,163	17,854	13,346	18,840	10,415

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007

										Nationwide	Nationwide
									Van	Multi-	Multi-			Nationwide
			Nationwide	Nationwide					Kampen	Manager	Manager		Nationwide	NVIT
		Nationwide	NVIT	NVIT	JP Morgan	Nationwide	Nationwide	Nationwide	NVIT	NVIT	NVIT	Nationwide	NVIT	Investor
		NVIT	Money	Government	NVIT	NVIT Mid	NVIT	NVIT	Comstock	Small	Small Cap	NVIT S&P	Government	Destinations
		Nationwide	Market	Bond	Balanced	Cap Growth	International	Growth	Value	Company	Growth	500 Index	Bond	Aggressive
		Fund —	Fund —	Fund —	Fund —	Fund —	Value Fund	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Total	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class IV	Class I	Class II

From Operations
Net investment income (loss)	$20,001,474	$722,833	$2,489,763	$971,863	$624,147	$(485,698)	$711,490	$(133,656)	$330,268	$(180,444)	$168,264	$1,896,036	$21,879	$66,257
Net realized (loss) gain on investments	141,612,391	8,365,776	—	(254,089)	1,382,269	1,894,148	5,492,804	689,874	2,973,312	3,396,179	5,923,248	706,632	(2,254)	353,314
Net unrealized appreciation (depreciation) during the year	13,054,973	2,208,550	—	913,030	(463,912)	4,499,979	(4,950,157)	4,128,058	(4,044,340)	(2,684,988)	(8,506,099)	6,415,338	16,401	(176,709)

Net increase in net assets from operations	174,668,838	11,297,159	2,489,763	1,630,804	1,542,504	5,908,429	1,254,137	4,684,276	(740,760)	530,747	(2,414,587)	9,018,006	36,026	242,862

From Variable Life Policy Transactions
Policyholders’ net premiums	152,934,694	7,372,806	10,040,782	2,157,300	2,499,004	4,437,922	360,009	2,518,488	2,360,985	2,450,654	2,478,347	17,739,951	119,565	939,613
Cost of insurance and administrative charges	(110,847,362)	(6,546,453)	(6,135,388)	(1,664,568)	(2,306,080)	(3,422,392)	(2,019,537)	(1,811,478)	(1,647,821)	(1,828,329)	(1,778,620)	(13,722,940)	(68,504)	(374,456)
Surrenders and forfeitures	(122,321,318)	(9,887,271)	(6,709,224)	(1,518,595)	(2,131,062)	(4,424,400)	(3,196,601)	(2,085,808)	(1,799,022)	(1,443,734)	(2,516,257)	(13,109,304)	(40,725)	(273,230)
Transfers between portfolios and the Guaranteed Account	(1,650,836)	(1,968,497)	3,129,199	57,436	896,152	(1,189,903)	(2,257,322)	(1,382,999)	(1,370,398)	(718,281)	(2,187,280)	(6,412,046)	28,556	856,611
Net (withdrawals) repayments due to policy loans	(8,494,887)	1,061,823	64,957	(18,921)	131,042	3,392	16,788	(114,897)	(21,660)	(104,096)	6,421	(1,212,754)	51	9,973
Withdrawals due to death benefits	(6,073,859)	(864,670)	(795,002)	(129,512)	(340,323)	(95,975)	(42,212)	(103,226)	(94,047)	(84,230)	(53,902)	(660,779)	(1,434)	(19,124)

Net (decrease) increase in net assets derived from policy transactions	(96,453,568)	(10,832,262)	(404,676)	(1,116,860)	(1,251,267)	(4,691,356)	(7,138,875)	(2,979,920)	(2,571,963)	(1,728,016)	(4,051,291)	(17,377,872)	37,509	1,139,387

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	37	786	1,000	1,009	990	1,196	955	343	(364)	268	1,043	879	(26)	(218)

Total increase (decrease) in net assets	78,215,307	465,683	2,086,087	514,953	292,227	1,218,269	(5,883,783)	1,704,699	(3,313,087)	(1,197,001)	(6,464,835)	(8,358,987)	73,509	1,382,031
Net Assets
Beginning of year	1,829,336,841	152,760,084	57,711,780	25,415,477	39,035,980	71,621,637	50,364,380	25,969,979	31,771,492	31,096,032	36,345,472	205,052,460	541,768	4,314,572

End of year	$1,907,552,148	$153,225,767	$59,797,867	$25,930,430	$39,328,207	$72,839,906	$44,480,597	$27,674,678	$28,458,405	$29,899,031	$29,880,637	$196,693,473	$615,277	$5,696,603

Changes in Units
Beginning units	5,963,402	163,814	277,898	76,487	57,587	97,321	85,335	190,353	151,538	150,845	157,866	448,660	4,897	23,860

Units purchased	1,264,825	15,700	200,857	15,334	7,800	9,600	1,262	22,190	25,086	19,104	21,154	52,689	1,484	11,539
Units sold	(1,462,021)	(30,003)	(198,912)	(20,178)	(11,163)	(16,236)	(14,105)	(41,677)	(35,144)	(27,716)	(36,704)	(90,752)	(1,152)	(5,398)

Ending units	5,766,206	149,511	279,843	71,643	54,224	90,685	72,492	170,866	141,480	142,233	142,316	410,597	5,229	30,001

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

			Nationwide	Nationwide						Nationwide		Nationwide		Van
	Nationwide	Nationwide	NVIT	NVIT		Nationwide	Federated	Nationwide	Nationwide	NVIT		Multi-Manager	Nationwide	Kampen
	NVIT	NVIT	Investor	Investor	Gartmore	NVIT	NVIT	NVIT	NVIT	Global	Gartmore	NVIT	NVIT	NVIT
	Investor	Investor	Destinations	Destinations	NVIT	Mid	High	Global	Global	Technology	NVIT	Small	U.S.	Multi
	Destinations	Destinations	Moderately	Moderately	Emerging	Cap	Income	Financial	Health	and	Global	Cap	Growth	Sector
	Conservative	Moderate	Aggressive	Conservative	Markets	Index	Bond	Services	Sciences	Communications	Utilities	Growth	Leaders	Bond
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —
	Class II	Class II	Class II	Class II	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I	Class I

From Operations
Net investment income (loss)	$17,006	$301,152	$402,028	$43,410	$1,430	$28,078	$49,625	$8,155	$(4,617)	$(2,037)	$15,792	$(11,166)	$(15,140)	$62,736
Net realized (loss) gain on investments	22,424	394,222	720,951	72,743	389,333	237,203	(9,489)	65,248	68,643	22,971	210,937	67,187	19,948	4,604
Net unrealized appreciation (depreciation) during the year	(10,135)	(45,651)	44,188	(44,279)	319,322	1,170	(19,682)	(70,417)	37,786	25,335	(96,693)	33,277	410,129	4,223

Net increase in net assets from operations	29,295	649,723	1,167,167	71,874	710,085	266,451	20,454	2,986	101,812	46,269	130,036	89,298	414,937	71,563

From Variable Life Policy Transactions
Policyholders’ net premiums	69,904	2,629,406	4,851,548	270,997	63,325	501,643	14,333	13,503	5,591	2,633	12,729	172,862	227,544	196,956
Cost of insurance and administrative charges	(65,657)	(1,213,030)	(1,909,085)	(162,755)	(66,860)	(231,153)	(77,690)	(20,897)	(17,886)	(17,150)	(23,511)	(83,063)	(109,429)	(131,218)
Surrenders and forfeitures	(7,364)	(241,220)	(544,093)	(86,272)	(98,610)	(102,180)	(115,610)	(12,568)	(8,749)	(23,705)	(17,703)	(55,833)	(114,020)	(101,432)
Transfers between portfolios and the Guaranteed Account	45,755	2,192,023	4,153,457	570,623	425,192	(37,718)	(90,206)	(150,490)	(91,134)	221,059	244,536	716,570	(76,135)	135,702
Net (withdrawals) repayments due to policy loans	(12)	(18,464)	3,784	(1,174)	(919)	20,091	18,876	2,907	(442,830)	12,240	4,060	8,707	346	3,606
Withdrawals due to death benefits	—	(23,874)	(390)	—	—	—	—	—	—	—	—	(20)	—	(3,002)

Net (decrease) increase in net assets derived from policy transactions	42,626	3,324,841	6,555,221	591,419	322,128	150,683	(250,297)	(167,545)	(555,008)	195,077	220,111	759,223	(71,694)	100,612

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	—	90	20	(3)	28	3	(1)	—	(40)	(5)	—	(43)	14	(1)

Total increase (decrease) in net assets	71,921	3,974,654	7,722,408	663,290	1,032,241	417,137	(229,844)	(164,559)	(453,236)	241,341	350,147	848,478	343,257	172,174
Net Assets
Beginning of year	445,671	12,663,425	20,141,018	1,474,326	1,582,475	3,947,524	860,963	457,059	1,013,140	201,280	526,310	1,266,420	1,864,404	1,719,642

End of year	$517,592	$16,638,079	$27,863,426	$2,137,616	$2,614,716	$4,364,661	$631,119	$292,500	$559,904	$442,621	$876,457	$2,114,898	$2,207,661	$1,891,816

Changes in Units
Beginning units	3,363	82,512	119,754	10,321	2,474	19,628	5,094	1,502	2,526	870	985	7,850	10,539	12,056

Units purchased	1,516	32,221	53,930	5,745	469	3,830	89	433	196	501	350	6,640	2,646	3,463
Units sold	(926)	(10,752)	(17,775)	(2,016)	(458)	(3,411)	(2,024)	(750)	(619)	(299)	(196)	(2,980)	(2,944)	(2,747)

Ending units	3,953	103,981	155,909	14,050	2,485	20,047	3,159	1,185	2,103	1,072	1,139	11,510	10,241	12,772

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

					Nationwide
			Nationwide	Nationwide	NVIT		Federated	American		American		American
	Nationwide	Gartmore	NVIT	NVIT	Global	Gartmore	NVIT	Funds	American	Funds	American	Funds
	NVIT	NVIT	Global	Global	Technology	NVIT	High	NVIT	Funds	NVIT	Funds	NVIT	Fidelity VIP
	International	Emerging	Financial	Health	and	Global	Income	Asset	NVIT	Global	NVIT	Growth —	Equity-	Fidelity VIP
	Value	Markets	Services	Sciences	Communications	Utilities	Bond	Allocation	Bond	Growth	Growth	Income	Income	Growth
	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Fund —	Portfolio:	Portfolio:
	Class III	Class III	Class III	Class III	Class III	Class III	Class III	Class II	Class II	Class II	Class II	Class II	Initial Class	Initial Class

From Operations
Net investment income (loss)	$447,567	$(3,226)	$11,139	$(3,616)	$(5,029)	$34,663	$71,811	$1,555	$19,570	$7,543	$(38)	$711	$1,827,110	$317,051
Net realized (loss) gain on investments	3,914,418	1,197,073	53,437	14,352	113,688	567,390	(295)	722	130	2,220	2,829	3	14,708,077	(4,045,431)
Net unrealized appreciation (depreciation) during the year	(3,635,537)	715,362	(72,858)	52,297	(1,136)	(266,857)	(48,698)	(785)	(18,577)	19,585	14,264	(2,310)	(14,700,803)	47,779,470

Net increase in net assets from operations	726,448	1,909,209	(8,282)	63,033	107,523	335,196	22,818	1,492	1,123	29,348	17,055	(1,596)	1,834,384	44,051,090

From Variable Life Policy Transactions
Policyholders’ net premiums	3,533,688	454,208	47,863	92,957	85,513	164,194	164,401	8,161	11,166	63,584	63,434	3,668	11,212,674	15,641,122
Cost of insurance and administrative charges	(1,355,159)	(300,381)	(25,576)	(34,043)	(39,029)	(117,671)	(56,009)	(7,305)	(23,537)	(14,987)	(14,917)	(860)	(9,087,457)	(12,649,807)
Surrenders and forfeitures	(5,702,912)	(251,669)	(16,001)	(18,332)	(17,449)	(164,149)	(14,623)	(346)	—	(1,606)	(4,858)	—	(9,186,872)	(11,770,343)
Transfers between portfolios and the Guaranteed Account	713,834	1,201,533	27,329	(161,926)	(174,614)	(20,581)	114,528	83,256	306,712	324,287	128,998	71,400	(1,642,100)	(8,342,003)
Net (withdrawals) repayments due to policy loans	(129,285)	(85,664)	230	605	9	(21,557)	(8,563)	—	—	(205)	(1)	—	(784,371)	(980,166)
Withdrawals due to death benefits	(172,114)	—	—	(18)	(21)	—	—	—	—	—	—	—	(508,558)	(556,449)

Net (decrease) increase in net assets derived from policy transactions	(3,111,948)	1,018,027	33,845	(120,757)	(145,591)	(159,764)	199,734	83,766	294,341	371,073	172,656	74,208	(9,996,684)	(18,657,646)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(9,585)	(483)	32	(817)	(1,898)	5	(51)	(9)	(16)	(25)	(16)	(4)	2,041	8,980

Total increase (decrease) in net assets	(2,395,085)	2,926,753	25,595	(58,541)	(39,966)	175,437	222,501	85,249	295,448	400,396	189,695	72,608	(8,160,259)	25,402,424
Net Assets
Beginning of year	31,620,607	3,992,157	378,832	612,790	618,360	2,020,297	897,186	30,253	15,416	46,592	100,792	—	161,920,720	178,521,493

End of year	$29,225,522	$6,918,910	$404,427	$554,249	$578,394	$2,195,734	$1,119,687	$115,502	$310,864	$446,988	$290,487	$72,608	$153,760,461	$203,923,917

Changes in Units
Beginning units	169,162	18,901	2,443	5,642	5,206	11,033	7,786	288	147	432	977	—	310,744	461,606

Units purchased	33,291	12,036	813	1,378	4,669	4,684	2,993	825	2,979	3,367	1,779	746	33,081	55,600
Units sold	(54,163)	(8,268)	(600)	(2,481)	(5,793)	(5,689)	(1,292)	(69)	(226)	(149)	(220)	(8)	(54,266)	(99,747)

Ending units	148,290	22,669	2,656	4,539	4,082	10,028	9,487	1,044	2,900	3,650	2,536	738	289,559	417,459

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Fidelity		Fidelity
									Fidelity	VIP II		VIP II	Fidelity	Fidelity
	Fidelity VIP			Fidelity	Fidelity	Fidelity	Fidelity		VIP II	Investment	Fidelity	Investment	VIP III	VIP III
	High	Fidelity VIP	Fidelity VIP	VIP	VIP	VIP	VIP	VIP	Asset	Grade	VIP II	Grade	Mid	Value
	Income	Overseas	Overseas	Equity-Income	Growth	Overseas	Overseas	High	Manager	Bond	Contrafund	Bond	Cap	Strategies
	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Income	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:
	Initial	Initial	Initial	Service	Service	Service	Service	Portfolio — Initial	Initial	Initial	Initial	Service	Service	Service
	Class	Class	Class R	Class	Class	Class	Class R	Class R	Class	Class	Class	Class	Class	Class

From Operations
Net investment income (loss)	$1,173,362	$1,013,507	$809,468	$39,344	$(3,678)	$5,569	$48,210	$189,786	$2,399,301	$1,782,083	$411,386	$40,660	$3,544	$3,509
Net realized (loss) gain on investments	(225,406)	4,472,270	3,194,769	362,855	97,773	24,839	183,560	(10,139)	1,072,657	(265,115)	41,271,490	(13,525)	1,965,310	289,868
Net unrealized appreciation (depreciation) during the year	(545,800)	408,774	609,776	(399,143)	430,570	4,884	46,342	(195,385)	2,578,882	173,626	(18,376,010)	15,177	153,557	(191,818)

Net increase in net assets from operations	402,156	5,894,551	4,614,013	3,056	524,665	35,292	278,112	(15,738)	6,050,840	1,690,594	23,306,866	42,312	2,122,411	101,559

From Variable Life Policy Transactions
Policyholders’ net premiums	772,741	498,821	3,803,677	991,649	561,070	2,441	505,509	733,317	3,453,106	3,990,928	9,837,210	289,057	1,269,505	215,320
Cost of insurance and administrative charges	(1,233,316)	(1,852,882)	(1,383,496)	(390,437)	(214,074)	(21,059)	(184,465)	(59,793)	(3,056,354)	(3,092,093)	(7,752,655)	(168,824)	(802,236)	(149,322)
Surrenders and forfeitures	(1,337,640)	(2,910,025)	(1,561,896)	(130,961)	(82,301)	(997)	(100,545)	(16,088)	(2,491,093)	(6,594,430)	(8,298,156)	(65,062)	(642,992)	(57,548)
Transfers between portfolios and the Guaranteed Account	(3,072,224)	(1,004,924)	201,198	186,883	(88,635)	(666)	200,676	2,770,434	(790,029)	(60,947)	(1,865,800)	852	250,834	235,041
Net (withdrawals) repayments due to policy loans	60,930	(132,736)	(66,609)	(23,838)	(3,126)	316	(21,068)	(17,156)	(156,761)	(84,886)	(802,952)	(3,804)	(91,077)	5,940
Withdrawals due to death benefits	(33,059)	(52,006)	(51,359)	(4,018)	(5,844)	(3,856)	(2,045)	(516)	(339,505)	(40,894)	(394,817)	(2,165)	(116,086)	(2,004)

Net (decrease) increase in net assets derived from policy transactions	(4,842,568)	(5,453,752)	941,515	629,278	167,090	(23,821)	398,062	3,410,198	(3,380,636)	(5,882,322)	(9,277,170)	50,054	(132,052)	247,427

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,239	(9,837)	(9)	29	1	915	718	(6)	1,099	(15)	2	910	—

Total increase (decrease) in net assets	(4,439,412)	442,038	5,545,691	632,325	691,784	11,472	677,089	3,395,178	2,670,198	(4,190,629)	14,029,681	92,368	1,991,269	348,986
Net Assets
Beginning of year	18,798,635	37,424,096	27,032,323	3,164,756	1,874,827	226,150	1,578,430	—	42,938,605	50,844,235	142,870,775	1,178,371	14,489,664	2,393,115

End of year	$14,359,223	$37,866,134	$32,578,014	$3,797,081	$2,566,611	$237,622	$2,255,519	$3,395,178	$45,608,803	$46,653,606	$156,900,456	$1,270,739	$16,480,933	$2,742,101

Changes in Units
Beginning units	80,318	106,054	145,516	18,502	13,173	1,049	10,294	—	126,173	209,573	354,948	10,341	53,198	10,422

Units purchased	5,143	2,256	35,975	6,866	4,300	12	4,677	38,287	13,027	28,527	37,574	3,013	10,177	6,182
Units sold	(30,596)	(19,755)	(31,357)	(3,315)	(3,151)	(113)	(2,334)	(3,801)	(23,837)	(57,028)	(63,039)	(2,572)	(11,005)	(5,277)

Ending units	54,865	88,555	150,134	22,053	14,322	948	12,637	34,486	115,363	181,072	329,483	10,782	52,370	11,327

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Fidelity	Fidelity	Fidelity	Lehman			Neuberger
		VIP IV	VIP IV	VIP IV	Brothers			Berman	Neuberger
	Fidelity	Freedom	Freedom	Freedom	AMT	Neuberger	Neuberger	AMT	Berman	Neuberger	Neuberger	Van Eck	Van Eck	Van Eck
	VIP IV	Fund	Fund	Fund	Short	Berman	Berman	Mid	AMT	Berman	Berman	Worldwide	Worldwide	Worldwide
	Energy	2010	2020	2030	Duration	AMT	AMT	Cap	Socially	AMT	AMT	Bond	Hard	Emerging
	Portfolio:	Portfolio —	Portfolio —	Portfolio —	Bond	Partners	Fasciano	Growth	Responsive	International	Regency	Fund:	Assets	Markets
	Service	Service	Service	Service	Portfolio —	Portfolio	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Portfolio —	Initial	Fund:	Fund:
	Class 2	Class	Class	Class	I Class	I Class	S Class	I Class	I Class	S Class	S Class	Class	Initial Class	Initial Class

From Operations
Net investment income (loss)	$(7,897)	$10,513	$13,875	$17,078	$305,962	$(3,620)	$(7,253)	$(7,936)	$(6,273)	$12,949	$(425)	$257,380	$(45,254)	$(64,076)
Net realized (loss) gain on investments	35,354	14,026	48,610	69,485	(79,063)	4,600,312	41,021	135,281	52,980	75,254	6,640	(5,459)	2,696,302	8,836,384
Net unrealized appreciation (depreciation) during the year	455,825	(1,716)	830	(10,967)	364,553	(1,725,157)	(35,544)	58,435	21,365	(102,289)	(2,103)	154,195	649,815	698,502

Net increase in net assets from operations	483,282	22,823	63,315	75,596	591,452	2,871,535	(1,776)	185,780	68,072	(14,086)	4,112	406,116	3,300,863	9,470,810

From Variable Life Policy Transactions
Policyholders’ net premiums	88,305	21,015	30,691	372,564	1,518,259	2,133,890	96,531	102,547	96,809	77,454	16,041	121,407	133,110	169,628
Cost of insurance and administrative charges	(77,060)	(14,885)	(32,485)	(56,309)	(1,018,762)	(1,824,140)	(69,888)	(80,106)	(55,415)	(35,801)	(6,090)	(275,375)	(273,446)	(994,901)
Surrenders and forfeitures	(228,285)	(448)	—	(3,620)	(1,059,855)	(2,696,408)	(71,761)	(114,250)	(48,163)	(13,699)	(1,412)	(139,915)	(571,819)	(2,062,559)
Transfers between portfolios and the Guaranteed Account	719,986	373,833	395,719	570,897	(332,762)	107,844	54,649	682,820	93,545	581,141	75,477	13,813	41,560	(711,096)
Net (withdrawals) repayments due to policy loans	(1,287)	—	(274)	(80,641)	60,398	(145,663)	(1,155)	(13,314)	(3,368)	(3,811)	(3,470)	(13,294)	(1,095,874)	(1,378,757)
Withdrawals due to death benefits	—	—	—	—	(10,286)	(155,322)	(1,299)	—	—	—	—	(12,482)	(6,986)	(17,367)

Net (decrease) increase in net assets derived from policy transactions	501,659	379,515	393,651	802,891	(843,008)	(2,579,799)	7,077	577,697	83,408	605,284	80,546	(305,846)	(1,773,455)	(4,995,052)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	2,952	(27)	(35)	(54)	(3,398)	9,215	994	(66)	(57)	30	(16)	983	2,113	1,218

Total increase (decrease) in net assets	987,893	402,311	456,931	878,433	(254,954)	300,951	6,295	763,411	151,423	591,228	84,642	101,253	1,529,521	4,476,976
Net Assets
Beginning of year	945,548	150,734	421,728	269,394	14,923,733	34,036,293	1,034,336	775,995	948,821	466,192	135,667	4,703,316	8,269,315	27,550,188

End of year	$1,933,441	$553,045	$878,659	$1,147,827	$14,668,779	$34,337,244	$1,040,631	$1,539,406	$1,100,244	$1,057,420	$220,309	$4,804,569	$9,798,836	$32,027,164

Changes in Units
Beginning units	6,071	1,284	3,434	2,127	72,788	158,015	5,940	3,483	5,451	3,252	1,061	15,761	13,836	65,596

Units purchased	6,604	3,214	4,002	7,857	12,849	13,639	1,590	3,448	1,967	4,536	784	480	691	1,804
Units sold	(4,096)	(128)	(898)	(1,775)	(16,792)	(33,127)	(1,506)	(1,702)	(1,567)	(587)	(162)	(2,564)	(3,029)	(10,903)

Ending units	8,579	4,370	6,538	8,209	68,845	138,527	6,024	5,229	5,851	7,201	1,683	13,677	11,498	56,497

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

										Dreyfus
									Dreyfus	Variable	Dreyfus
						Alger			Variable	Investment	Investment
	Van Eck		Van Eck	Van Eck	Van Eck	American		Wells Fargo	Investment	Fund —	Portfolios —
	Worldwide	Van Eck	Worldwide	Worldwide	Worldwide	Small		VT	Fund —	Developing	Small Cap	Dreyfus	American
	Real Estate	Worldwide	Hard	Emerging	Real	Capitalization	Wells Fargo	Opportunity	Appreciation	Leaders	Stock Index	Stock Index	Century VP	American
	Portfolio:	Bond	Assets	Markets	Estate	Portfolio:	Advantage	Fund —	Portfolio:	Portfolio:	Portfolio:	Fund, Inc.:	International	Century VP
	Initial	Fund:	Fund:	Fund:	Portfolio:	Class O	VT Discovery	Investor	Initial	Initial	Service	Initial	Fund:	Ultra Fund:
	Class	Class R	Class R	Class R	Class R	Shares	Fund	Class	Shares	Shares	Shares	Shares	Class I	Class I

From Operations
Net investment income (loss)	$21,481	$184,870	$(49,989)	$(48,737)	$18,890	$(257,313)	$(82,507)	$(9,603)	$38,687	$201	$(23,572)	$116,602	$7	$(15,247)
Net realized (loss) gain on investments	999,603	(70,215)	1,720,586	4,181,058	638,901	2,030,757	491,458	1,617,549	142,589	18,643	501,316	480,800	78,511	61,480
Net unrealized appreciation (depreciation) during the year	(962,478)	201,159	1,517,823	1,375,870	(679,814)	4,071,331	1,754,332	(1,108,886)	104,766	(40,897)	(600,789)	(142,157)	103,086	349,148

Net increase in net assets from operations	58,606	315,814	3,188,420	5,508,191	(22,023)	5,844,775	2,163,283	499,060	286,042	(22,053)	(123,045)	455,245	181,604	395,381

From Variable Life Policy Transactions
Policyholders’ net premiums	52,422	521,304	611,429	1,708,761	588,459	2,761,950	1,099,772	790,683	473,648	24,079	1,269,461	1,490,493	33,322	340,401
Cost of insurance and administrative charges	(226,158)	(210,033)	(377,011)	(730,275)	(374,935)	(2,251,307)	(701,210)	(524,863)	(281,960)	(17,647)	(497,981)	(686,935)	(59,785)	(161,903)
Surrenders and forfeitures	(275,541)	(139,362)	(603,578)	(1,069,679)	(385,746)	(2,304,830)	(374,288)	(320,897)	(179,834)	(1,629)	(181,584)	(1,555,315)	(40,652)	(79,097)
Transfers between portfolios and the Guaranteed Account	(175,450)	236,432	1,195,185	(405,085)	1,317,223	(806,133)	(518,293)	(165,392)	(172,161)	(44,454)	197,808	804,400	41,139	(179,207)
Net (withdrawals) repayments due to policy loans	(24,963)	(38,349)	18,883	(35,860)	(656)	(478,131)	(144,406)	(70,879)	21,716	(13,808)	(17,302)	(46,053)	(4,677)	(6,899)
Withdrawals due to death benefits	(485)	(2,520)	(33,902)	(42,890)	(10,667)	(40,944)	(9,314)	(4,201)	(3,657)	—	(305)	(3,595)	(3,568)	—

Net (decrease) increase in net assets derived from policy transactions	(650,175)	367,472	811,006	(575,028)	1,133,678	(3,119,395)	(647,739)	(295,549)	(142,248)	(53,459)	770,097	2,995	(34,221)	(86,705)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,002	(1,088)	4,579	(11,142)	(794)	(469)	(1,994)	992	(542)	(16)	52	7	994	960

Total increase (decrease) in net assets	(590,567)	682,198	4,004,005	4,922,021	1,110,861	2,724,911	1,513,550	204,503	143,252	(75,528)	647,104	458,247	148,377	309,636
Net Assets
Beginning of year	5,221,341	3,333,139	7,147,905	14,924,859	5,506,576	36,763,017	10,355,423	8,450,025	4,497,830	222,638	6,141,500	10,697,329	1,044,708	2,035,233

End of year	$4,630,774	$4,015,337	$11,151,910	$19,846,880	$6,617,437	$39,487,928	$11,868,973	$8,654,528	$4,641,082	$147,110	$6,788,604	$11,155,576	$1,193,085	$2,344,869

Changes in Units
Beginning units	13,258	23,711	23,664	50,796	22,052	201,820	142,861	60,023	32,783	1,095	29,618	62,009	3,313	18,237

Units purchased	527	7,466	8,581	12,438	8,545	20,474	17,542	7,208	4,698	196	9,772	15,050	109	3,348
Units sold	(2,268)	(4,698)	(8,145)	(13,683)	(6,277)	(38,400)	(26,548)	(8,857)	(5,820)	(412)	(5,854)	(15,745)	(644)	(4,516)

Ending units	11,517	26,479	24,100	49,551	24,320	183,894	133,855	58,374	31,661	879	33,536	61,314	2,778	17,069

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

								Janus	Janus		Janus Aspen	Janus	Janus
						American	Janus	Aspen	Aspen	Janus	Series—	Aspen	Aspen
		American		American	American	Century	Aspen	Series—	Series—	Aspen	INTECH	Series—	Series—	Oppenheimer
		Century VP	American	Century VP	Century	VP	Series—	International	Global	Series—	Risk-Managed	International	Global	Capital
	American	Income and	Century VP	Mid Cap	VP	Inflation	Forty	Growth	Technology	Balanced	Core	Growth	Technology	Appreciation
	Century VP	Growth	International	Value	Vista	Protection	Portfolio—	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Portfolio:	Fund/VA:
	Value Fund:	Fund:	Fund:	Fund:	Fund:	Fund:	Service	Service	Service	Service	Service	Service II	Service II	Non-Service
	Class I	Class I	Class III	Class I	Class I	Class II	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Shares

From Operations
Net investment income (loss)	$83,646	$19,768	$(1,474)	$183	$(3,130)	$65,208	$(14,363)	$(6,482)	$(773)	$17,487	$(538)	$(14,711)	$(272)	$(30,169)
Net realized (loss) gain on investments	831,477	129,907	123,047	17,286	81,688	(5,102)	125,693	327,016	13,402	78,548	1,148	357,374	10,071	184,585
Net unrealized appreciation (depreciation) during the year	(1,399,603)	(179,026)	230,784	(47,694)	32,489	85,482	767,240	397,966	30,340	(938)	11,300	918,622	32,350	592,442

Net increase in net assets from operations	(484,480)	(29,351)	352,357	(30,225)	111,047	145,588	878,570	718,500	42,969	95,097	11,910	1,261,285	42,149	746,858

From Variable Life Policy Transactions
Policyholders’ net premiums	751,312	259,661	253,214	62,325	33,239	204,902	324,020	103,086	4,055	124,241	27,507	390,798	50,519	859,953
Cost of insurance and administrative charges	(482,492)	(162,647)	(131,105)	(34,348)	(32,711)	(93,754)	(200,160)	(117,234)	(17,009)	(80,507)	(14,046)	(243,593)	(18,987)	(429,342)
Surrenders and forfeitures	(355,191)	(75,575)	(150,151)	(55,304)	(303,207)	(24,017)	(83,760)	(143,091)	(5,124)	(35,577)	(540)	(143,407)	(22,555)	(277,314)
Transfers between portfolios and the Guaranteed Account	(549,243)	23,522	273,233	240,850	590,992	14,206	943,327	780,979	(5,142)	(139,559)	(14,460)	1,886,587	400,949	(177,121)
Net (withdrawals) repayments due to policy loans	(36,312)	(4,384)	(10,105)	(3,569)	(6,363)	(16,941)	(11,393)	(6,898)	14,401	62,822	2,137	(87,380)	(1,763)	(6,031)
Withdrawals due to death benefits	(3,242)	(38)	—	—	—	—	—	—	(1,523)	—	—	(20,596)	—	(6,631)

Net (decrease) increase in net assets derived from policy transactions	(675,168)	40,539	235,086	209,954	281,950	84,396	972,034	616,842	(10,342)	(68,580)	598	1,782,409	408,163	(36,486)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1	(203)	(22)	(28)	(334)	1,303	773	208	1,000	(351)	(11,272)	(22)	13

Total increase (decrease) in net assets	(1,158,648)	11,189	587,240	179,707	392,969	229,650	1,851,907	1,336,115	32,835	27,517	12,157	3,032,422	450,290	710,385
Net Assets
Beginning of year	9,359,994	1,833,569	1,925,119	270,859	132,041	1,624,404	2,338,166	2,620,207	205,603	1,014,363	231,276	3,701,931	242,903	5,457,143

End of year	$8,201,346	$1,844,758	$2,512,359	$450,566	$525,010	$1,854,054	$4,190,073	$3,956,322	$238,438	$1,041,880	$243,433	$6,734,353	$693,193	$6,167,528

Changes in Units
Beginning units	54,195	10,276	12,193	2,012	1,069	12,803	14,008	5,388	1,499	6,135	1,125	16,893	1,946	41,327

Units purchased	9,457	3,606	4,295	2,385	5,854	2,389	5,849	1,782	268	1,995	180	12,397	3,042	8,143
Units sold	(13,015)	(3,634)	(2,913)	(948)	(3,861)	(2,023)	(2,560)	(1,278)	(351)	(2,619)	(170)	(5,060)	(396)	(8,453)

Ending units	50,637	10,248	13,575	3,449	3,062	13,169	17,297	5,892	1,416	5,511	1,135	24,230	4,592	41,017

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

														Franklin
													Franklin	Templeton
													Templeton	VIP
	Oppenheimer			Oppenheimer				AIM V.I.	AIM V.I.		Federated	Federated	VIP	Franklin
	Global	Oppenheimer	Oppenheimer	Main Street	Oppenheimer		AIM V.I.	Capital	Capital	Federated	American	Capital	Franklin	Rising
	Securities	Main Street	High Income	Small Cap	Global	Oppenheimer	Basic Value	Appreciation	Development	Quality Bond	Leaders	Appreciation	Small	Dividends
	Fund/VA:	Fund/VA:	Fund/VA:	Fund/VA:	Securities	High Income	Fund:	Fund:	Fund:	Fund II:	Fund II:	Fund II:	Cap Value	Securities
	Non-Service	Non-Service	Non-Service	Non-Service	Fund/VA:	Fund/VA:	Series I	Series I	Series I	Primary	Primary	Primary	Securities	Fund:
	Shares	Shares	Shares	Shares	Class 3	Class 3	Shares	Shares	Shares	Shares	Shares	Shares	Fund: Class 1	Class 1

From Operations
Net investment income (loss)	$19,867	$9,519	$70,092	$(9,604)	$55,304	$(490)	$(2,952)	$(2,900)	$(5,790)	$104,065	$669	$211	$15,352	$174,536
Net realized (loss) gain on investments	287,621	180,601	(15,061)	182,676	789,798	(297)	277,299	27,939	121,821	(29,287)	9,867	20,637	941,188	997,875
Net unrealized appreciation (depreciation) during the year	(130,549)	(55,987)	(57,415)	(234,885)	(309,758)	(2,864)	(241,133)	16,171	(48,127)	55,478	(22,110)	(5,097)	(1,187,572)	(1,524,727)

Net increase in net assets from operations	176,939	134,133	(2,384)	(61,813)	535,344	(3,651)	33,214	41,210	67,904	130,256	(11,574)	15,751	(231,032)	(352,316)

From Variable Life Policy Transactions
Policyholders’ net premiums	76,838	474,144	78,205	223,921	1,730,101	91,493	331,363	56,918	117,072	415,508	10,719	23,044	765,135	811,999
Cost of insurance and administrative charges	(138,563)	(243,465)	(75,743)	(126,711)	(687,492)	(3,218)	(202,805)	(39,910)	(52,898)	(234,692)	(8,986)	(11,391)	(495,746)	(581,931)
Surrenders and forfeitures	(21,333)	(103,465)	(28,660)	(137,371)	(536,478)	(870)	(211,637)	(9,074)	(36,298)	(123,812)	(669)	(14,936)	(403,554)	(395,553)
Transfers between portfolios and the Guaranteed Account	66,015	52,428	(277,657)	320,377	906,464	189,203	66,828	3,301	97,247	19,507	(47,560)	(50,087)	98,564	(211,442)
Net (withdrawals) repayments due to policy loans	10,831	(47,799)	(21,635)	(31,531)	(90,678)	(1,753)	(9,138)	(5,334)	(12,408)	40,814	(67)	(327)	(98,550)	(25,976)
Withdrawals due to death benefits	—	(6,235)	—	—	(25,177)	—	(1,291)	(19)	—	(3,852)	—	—	(21,265)	(2,706)

Net (decrease) increase in net assets derived from policy transactions	(6,212)	125,608	(325,490)	248,685	1,296,740	274,855	(26,680)	5,882	112,715	113,473	(46,563)	(53,697)	(155,416)	(405,609)

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	1,000	1,043	(44)	(97)	(233)	(10)	(104)	(26)	(32)	(3)	(7)	(8)	(13)	(487)

Total increase (decrease) in net assets	171,727	260,784	(327,918)	186,775	1,831,851	271,194	6,430	47,066	180,587	243,726	(58,144)	(37,954)	(386,461)	(758,412)
Net Assets
Beginning of year	2,883,550	3,575,245	1,085,691	2,368,572	9,258,685	—	3,042,844	343,574	683,524	2,724,211	148,881	163,415	8,565,210	10,654,504

End of year	$3,055,277	$3,836,029	$757,773	$2,555,347	$11,090,536	$271,194	$3,049,274	$390,640	$864,111	$2,967,937	$90,737	$125,461	$8,178,749	$9,896,092

Changes in Units
Beginning units	9,975	23,629	7,314	10,503	60,153	—	15,813	2,210	2,821	23,630	644	920	36,733	57,462

Units purchased	672	5,994	606	2,793	20,120	2,981	2,983	1,055	1,141	9,110	135	217	6,465	29,853
Units sold	(1,521)	(5,155)	(2,963)	(1,917)	(12,020)	(160)	(3,093)	(1,009)	(571)	(8,563)	(167)	(367)	(7,463)	(32,226)

Ending units	9,126	24,468	4,957	11,379	68,253	2,821	15,703	2,256	3,391	24,177	612	770	35,735	55,089

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

		Franklin	Franklin
	Franklin	Templeton	Templeton
	Templeton	VIP	VIP			MFS		Putnam							Van
	VIP	Templeton	Templeton	AllianceBernstein	AllianceBernstein	Investors		VT	Putnam			Vanguard			Kampen
	Templeton	Developing	Global	Growth	Small/Mid	Growth	MFS	Growth	VT	Putnam		Total	Vanguard		Core Plus
	Foreign	Markets	Income	and	Cap	Stock	Value	&	International	VT	Vanguard	Bond	High	Vanguard	Fixed
	Securities	Securities	Securities	Income	Value	Series:	Series:	Income	Equity	Voyager	Equity	Market	Yield	Mid Cap	Income
	Fund:	Fund —	Fund —	Portfolio:	Portfolio:	Initial	Initial	Fund:	Fund:	Fund:	Income	Index	Bond	Index	Portfolio:
	Class 1	Class 3	Class 3	Class A	Class A	Class	Class	Class IB	Class IB	Class IB	Portfolio	Portfolio	Portfolio	Portfolio	Class I

From Operations
Net investment income (loss)	$30,270	$29,886	$15,723	$29,639	$8,470	$(3,287)	$10,361	$3,639	$5,856	$(5,165)	$29,169	$32,834	$41,134	$6,822	$37,083
Net realized (loss) gain on investments	188,360	243,661	6,941	407,129	453,407	39,323	374,676	93,597	50,678	119,428	155,074	(1,360)	(708)	343,958	419
Net unrealized appreciation (depreciation) during the year	66,548	162,374	48,450	(261,039)	(434,979)	50,977	(118,398)	(125,674)	(35,468)	(62,025)	(117,572)	37,629	(34,886)	(227,178)	25,324

Net increase in net assets from operations	285,178	435,921	71,114	175,729	26,898	87,013	266,639	(28,438)	21,066	52,238	66,671	69,103	5,540	123,602	62,826

From Variable Life Policy Transactions
Policyholders’ net premiums	65,136	261,627	54,211	340,126	239,106	103,285	350,286	63,310	1,843	31,576	456,940	258,037	272,608	787,293	139,677
Cost of insurance and administrative charges	(101,037)	(134,546)	(28,684)	(237,175)	(165,412)	(61,661)	(225,588)	(36,827)	(11,022)	(23,088)	(178,759)	(110,268)	(97,952)	(270,666)	(77,590)
Surrenders and forfeitures	(39,159)	(296,495)	(5,253)	(127,805)	(125,131)	(39,922)	(342,623)	(70,533)	(37,554)	(3,602)	(80,554)	(28,035)	(17,575)	(84,911)	(50,463)
Transfers between portfolios and the Guaranteed Account	88,346	1,218,595	288,190	(409,768)	189,354	(60,708)	680,375	(76,117)	85,634	(142,959)	15,133	(12,569)	14,103	200,731	338,629
Net (withdrawals) repayments due to policy loans	21,958	(5,664)	(3,585)	(13,252)	(17,693)	(9,356)	(52,708)	(14,345)	356	(423,855)	201	(8,596)	(1,352)	(9,446)	(16,876)
Withdrawals due to death benefits	—	—	—	(3,599)	—	—	(2,736)	—	—	(2,398)	(4,232)	(1,263)	(3,022)	(1,208)	(5,980)

Net (decrease) increase in net assets derived from policy transactions	35,244	1,043,517	304,879	(451,473)	120,224	(68,362)	407,006	(134,512)	39,257	(564,326)	208,729	97,306	166,810	621,793	327,397

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(302)	(110)	(115)	(117)	(122)	(28)	(27)	(21)	—	—	(2)	5	—	4	—

Total increase (decrease) in net assets	320,120	1,479,328	375,878	(275,861)	147,000	18,623	673,618	(162,971)	60,323	(512,088)	275,398	166,414	172,350	745,399	390,223
Net Assets
Beginning of year	1,837,323	1,253,547	510,397	4,292,206	3,116,027	844,070	3,644,869	567,734	229,751	1,006,998	1,928,334	1,071,703	663,994	2,482,530	1,174,287

End of year	$2,157,443	$2,732,875	$886,275	$4,016,345	$3,263,027	$862,693	$4,318,487	$404,763	$290,074	$494,910	$2,203,732	$1,238,117	$836,344	$3,227,929	$1,564,510

Changes in Units
Beginning units	4,317	7,730	4,632	23,141	13,955	5,315	17,085	2,837	728	3,775	11,748	9,537	4,963	12,722	9,217

Units purchased	250	9,084	3,649	3,724	5,160	680	6,154	460	45	270	3,464	2,583	2,481	4,940	2,286
Units sold	(552)	(3,630)	(985)	(6,187)	(5,198)	(1,133)	(4,942)	(891)	(213)	(658)	(2,246)	(1,723)	(1,254)	(1,928)	(1,538)

Ending units	4,015	13,184	7,296	20,678	13,917	4,862	18,297	2,406	560	3,387	12,966	10,397	6,190	15,734	9,965

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
of Nationwide Life Insurance Company of America
Statements of Changes in Net Assets for the Year Ended December 31, 2007 — continued

	Van Kampen
	Emerging	Van Kampen	T Rowe Price	T Rowe Price	T Rowe Price
	Markets	U.S. Real	Blue Chip	Equity	Limited
	Debt	Estate	Growth	Income	Term Bond
	Portfolio:	Portfolio:	Portfolio —	Portfolio —	Portfolio —
	Class I	Class I	Class II	Class II	Class II
From Operations
Net investment income (loss)	$26,374	$28,182	$(10,484)	$20,444	$11,156
Net realized (loss) gain on investments	15,887	1,207,274	32,804	234,818	88
Net unrealized appreciation (depreciation) during the year	(19,364)	(2,521,117)	155,471	(219,693)	3,603

Net increase in net assets from Operations	22,897	(1,285,661)	177,791	35,569	14,847

From Variable Life Policy Transactions
Policyholders’ net premiums	19,656	577,467	132,621	370,428	30,350
Cost of insurance and administrative charges	(17,339)	(356,872)	(86,482)	(188,836)	(15,712)
Surrenders and forfeitures	(25,646)	(276,704)	(161,451)	(174,968)	(6,699)
Transfers between portfolios and the Guaranteed Account	114,856	(273,410)	639,095	508,674	113,424
Net (withdrawals) repayments due to policy loans	19,638	(85,173)	(20,270)	(15,187)	—

Net (decrease) increase in net assets derived from policy transactions	111,165	(414,692)	503,513	500,111	121,363

Amounts (withdrawn)/contributed by Nationwide Life Insurance Company of America, including seed money and reimbursements	(25)	(463)	(99)	(97)	(5)

Total increase (decrease) in net assets	134,037	(1,700,816)	681,205	535,583	136,205
Net Assets
Beginning of year	333,586	7,516,293	1,512,514	1,901,205	266,960

End of year	$467,623	$5,815,477	$2,193,719	$2,436,788	$403,165

Changes in Units
Beginning units	1,475	24,171	12,367	15,244	2,565

Units purchased	117	6,544	6,288	10,012	1,363
Units sold	(285)	(7,319)	(2,599)	(6,153)	(220)

Ending units	1,307	23,396	16,056	19,103	3,708

See accompanying notes to financial statements

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements
     December 31, 2008 and 2007

1.	Organization

The Nationwide Provident VLI Separate Account 1 (Separate Account) was established by Nationwide Life Insurance Company of America (Nationwide Provident) under the provisions of the Pennsylvania Insurance Law. The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under single premium, modified premium, scheduled premium and flexible premium adjustable variable life insurance policies (the Policies). The Nationwide NVIT Nationwide Fund Class IV, Nationwide NVIT Money Market Fund Class IV, Nationwide NVIT Government Bond Fund Class IV and J.P. Morgan NVIT Balanced Fund Class IV subaccounts are the only subaccounts available with single premium and scheduled premium policies.

As of December 31, 2008, Nationwide Life Insurance Company of America no longer sells variable life contacts. The Policies were distributed principally through career agents and brokers.

Nationwide Provident has structured the Separate Account as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of one hundred and fifty subaccounts:

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV
NVIT Money Market Fund Class IV
NVIT Government Bond Fund Class IV
JP Morgan NVIT Balanced Fund Class IV
NVIT Mid Cap Growth Fund Class IV
NVIT Multi-Manager International Value Fund Class IV
  (Formerly NVIT International Value Fund Class IV)
NVIT Growth Fund Class IV
Van Kampen NVIT Comstock Value Fund Class IV
NVIT Multi-Manager Small Company Fund Class IV
NVIT Multi-Manager Small Cap Value Fund Class IV
  (Formerly NVIT Multi-Manager Small Cap Growth Fund Class IV)
NVIT S&P 500 Index Fund Class IV
NVIT Government Bond Fund Class I
NVIT Investor Destinations Aggressive Fund Class II
NVIT Investor Destinations Conservative Fund Class II
NVIT Investor Destinations Moderate Fund Class II
NVIT Investor Destinations Moderately Aggressive Fund Class II
NVIT Investor Destinations Moderately Conservative Fund Class II
NVIT Core Plus Bond Fund Class I
Neuberger Berman NVIT Socially Responsible Fund Class II
Gartmore NVIT Emerging Markets Fund Class I
NVIT Mid Cap Index Fund Class I
Federated NVIT High Income Bond Fund Class I
NVIT Global Financial Services Fund Class I
NVIT Health Sciences Fund Class I
  (Formerly NVIT Global Health Sciences Fund Class I)
NVIT Technology and Communications Fund Class I
  (Formerly NVIT Global Technology and Communications Fund Class I)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Nationwide Variable Insurance Trust: (Continued)
Gartmore NVIT Global Utilities Fund Class I
NVIT Multi-Manager Small Cap Growth Fund Class I
NVIT U.S. Growth Leaders Fund Class I
NVIT Multi Sector Bond Fund Class I
NVIT Multi-Manager International Value Fund Class III
Gartmore NVIT Emerging Markets Fund Class III
NVIT Global Financial Services Fund Class III
NVIT Health Sciences Fund Class III
  (Formerly NVIT Global Health Sciences Fund Class III)
NVIT Technology and Communications Fund Class III
  (Formerly NVIT Global Technology and Communications Fund Class III)
Gartmore NVIT Global Utilities Fund Class III
Federated NVIT High Income Bond Fund Class III
Gartmore NVIT International Equity Fund Class VI
NVIT Core Bond Fund Class I
NVIT Short Term Bond Fund Class II
Van Kampen NVIT Real Estate Fund Class I
American Funds NVIT Asset Allocation Fund Class II
American Funds NVIT Bond Fund Class II
American Funds NVIT Global Growth Fund Class II
American Funds NVIT Growth Fund Class II
American Funds NVIT Growth-Income Fund Class II
NVIT Cardinal Aggressive Fund I
NVIT Cardinal Balanced Fund I
NVIT Cardinal Capital Appreciation Fund I
NVIT Cardinal Conservative Fund I
NVIT Cardinal Moderate Fund I
NVIT Cardinal Moderately Aggressive Fund I
NVIT Cardinal Moderately Conservative Fund I
NVIT Multi-Manager International Growth Fund Class III
NVIT Multi-Manager Large Cap Growth Fund Class I
NVIT Multi-Manager Large Cap Value Fund Class I
NVIT Multi-Manager Mid Cap Growth Fund Class I
NVIT Multi-Manager Mid Cap Value Fund Class II

Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class
Fidelity VIP Growth Portfolio: Initial Class
Fidelity VIP High Income Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class
Fidelity VIP Overseas Portfolio: Initial Class R
Fidelity VIP Equity-Income Portfolio: Service Class
Fidelity VIP Growth Portfolio: Service Class

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Fidelity Variable Insurance Products Fund: (Continued)
Fidelity VIP Overseas Portfolio: Service Class
Fidelity VIP Overseas Portfolio: Service Class R
Fidelity VIP High Income Portfolio: Initial Class R

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class
Fidelity VIP II Contrafund Portfolio: Initial Class
Fidelity VIP II Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class
Fidelity VIP III Value Strategies Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class

Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class
Neuberger Berman AMT Fasciano Portfolio — S Class
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class
Neuberger Berman AMT Socially Responsive Portfolio — I Class
Neuberger Berman AMT International Portfolio — S Class
Neuberger Berman AMT Regency Portfolio — S Class

Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class
Van Eck Worldwide Hard Assets Fund: Initial Class
Van Eck Worldwide Emerging Markets Fund: Initial Class
Van Eck Worldwide Real Estate Portfolio: Initial Class
Van Eck Worldwide Bond Fund: Class R
Van Eck Worldwide Hard Assets Fund: Class R
Van Eck Worldwide Emerging Markets Fund: Class R
Van Eck Worldwide Real Estate Portfolio: Class R

The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund
Wells Fargo VT Opportunity Fund — Investor Class

Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares

Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares

American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I
American Century VP Ultra Fund: Class I
American Century VP Value Fund: Class I
American Century VP Income and Growth Fund: Class I
American Century VP International Fund: Class III
American Century VP Mid Cap Value Fund: Class I
American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares
Janus Aspen Series — International Growth Portfolio: Service Shares
Janus Aspen Series — Global Technology Portfolio: Service Shares
Janus Aspen Series — Balanced Portfolio: Service Shares
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares
Janus Aspen Series — International Growth Portfolio: Service II Shares
Janus Aspen Series — Global Technology Portfolio: Service II Shares

Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Non-Service Shares
Oppenheimer Main Street Fund/VA: Non-Service Shares
Oppenheimer High Income Fund/VA: Non-Service Shares
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares
Oppenheimer Global Securities Fund/VA: Class 3
Oppenheimer High Income Fund/VA: Class 3

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares
AIM V.I. Capital Appreciation Fund: Series I Shares
AIM V.I. Capital Development Fund: Series I Shares

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares
Federated American Leaders Fund II: Primary Shares
Federated Capital Appreciation Fund II: Primary Shares

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3
Franklin Founding Funds Allocation Fund — Class 2

AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class
MFS Value Series: Initial Class

Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB
Putnam VT International Equity Fund: Class IB
Putnam VT Voyager Fund: Class IB

Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio
Vanguard Total Bond Market Index Portfolio
Vanguard High Yield Bond Portfolio
Vanguard Mid Cap Index Portfolio

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I
Van Kampen Emerging Markets Debt Portfolio: Class I
Van Kampen U.S. Real Estate Portfolio: Class I

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II
T Rowe Price Equity Income Portfolio — Class II
T Rowe Price Limited Term Bond Portfolio — Class II

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

1.	Organization, continued

The policyholder’s equity is affected by the investment results of each fund, equity transactions by policyholders and certain contract expenses (see note 5).

Net premiums from in force policies are allocated to the subaccounts in accordance with policyholder instructions and are recorded as policyholders net premiums in the accompanying statements of changes in net assets. Such amounts are used to provide money to pay benefits under the policies. The Separate Account’s assets are the property of Nationwide Provident.

Transfers between investment portfolios include transfers between the subaccounts and the Guaranteed Account (not shown), which is part of Nationwide Provident’s general account.

A policyholder may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are available through the variable life policy and therefore, not available to the general public directly.

Some of the underlying mutual funds have been established by investment advisers, which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

2.	Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Separate Account in preparing the accompanying financial statements.

Investment Valuation:

The fair value of the underlying mutual funds is based on the closing net asset value per share at December 31, 2008. Transactions are recorded on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

Realized Gains and Losses:

Realized gains and losses on sales of investment shares are determined using the specific identification basis for financial reporting and income tax purposes.

Federal Income Taxes:

The operations of the Separate Account are included in the Federal income tax return of Nationwide Provident. Under the provisions of the policies, Nationwide Provident has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax. Nationwide Provident does not provide for income taxes within the Separate Account. Taxes are the responsibility of the policyholder upon termination or withdrawal.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

2.	Summary of Significant Accounting Policies, continued

Estimates:

The preparation of the accompanying financial statements required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts from operations and policy transactions during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standard:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Account’s financial position or results of operations.

3.	Death Benefits

Death benefit proceeds result in a redemption of policy value from the Separate Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the account value on the date of death, the excess is paid by Nationwide Provident’s general account.

4.	Policy Loans

Policy provisions allow policyholders to borrow up to the policy’s non-loaned surrender value (90% of cash surrender value for Options policies). Interest is charged on the outstanding loan and is due and payable at the end of each policy year or when the loan is repaid. Any unpaid interest is added to the loan balance and bears interest at the same loan rate.

At the time the loan is granted, the amount of the loan is transferred from the Separate Account to Nationwide Provident’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made. Interest credited is paid by Nationwide Provident’s general account to the Separate Account. Loan repayments result in a transfer of collateral including interest back to the Separate Account.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

4.	Policy Loans, continued

5.	Expenses and Related Party Transactions

Deductions from Premiums

Nationwide Provident makes certain deductions from premiums before amounts are allocated to each subaccount selected by the policyholder. The deductions may include (1) state premium taxes (0-4% of premium/scheduled premium payments depending on the Insured state of residence), (2) premiums for supplementary benefits, (3) sales charges (5% of each scheduled base/unscheduled premium for Options policies only) and (4) premium processing charges and Federal tax charges (1.5-10% of premiums). Premiums adjusted for these deductions are recorded as net premiums in the statements of changes in net assets.

Mortality and Expense Charges

In addition to the aforementioned charges, each subaccount is charged for mortality and expense risks assumed by Nationwide Provident. The annual rates charged to cover these risks range from 0.00% to 1.00% of the average daily net assets held for the benefit of policyholders. These charges are assessed through the daily unit value calculation.

Cost of Insurance

Each subaccount is also charged by Nationwide Provident for the cost of insurance protection, which is based on a number of variables such as issue age, sex, premium class, policy year and net amount at risk (death benefit less total policy account value). For single premium policies, the charge is accrued daily and deducted annually from the amount invested. For scheduled premium, modified premium and flexible premium adjustable policies, the charge is deducted monthly. The amount of the charge is computed based upon the amount of insurance provided during the year and the insured’s attained age. The cost of insurance charge is assessed monthly against each policy by liquidating units.

Administrative Charges

Depending upon the type of policy, additional recurring monthly deductions may be made for (1) administrative charges ($3.25-$8.00), (2) first year policy charges ($5.00-$17.50) and (3) supplementary charges (ranging from $0-0.11 per $1,000 of face amount). Optional monthly deductions for additional riders may be made for (1) disability benefit waiver benefit which waives monthly deductions in the event of disability ($.01-$1.76 per $1,000 of net amount at risk), (2) disability waiver of premium benefit waives agreed upon premium in the event of disability (2% to 23.2% of agreed upon premium amount), (3) children’s term insurance rider which provides a death benefit for a covered child ($.52 per $1,000 of coverage), (4) additional insurance benefit rider or term insurance rider ($.02-$115.10 per $1,000 of coverage for single life policies and $0-$20.79 for survivorship policies), (5) convertible term life insurance rider for term insurance on someone other than the primary insured individual ($.06-$113.17 per $1,000 of rider coverage), (6) minimum death benefit which guarantees a death benefit if specified premiums are paid ($.01 per $1,000 of Guaranteed Minimum Death Benefit), (7) long term care accelerated benefit which pays an accelerated death benefit in the event of a covered illness ($.02-$3.24 per $1,000 of net amount at risk), (8) long term care waiver benefit waives monthly deductions in the event of a covered illness ($.01-$3.47 per $1,000 of net amount at risk), (9) long term care extended insurance benefit rider provides additional benefits after accelerated benefits are exhausted ($.01-$8.72 per $1,000 of rider coverage) and (10) four years survivorship term life insurance provides additional death benefits in the first four years of the policy ($.03-$.15 per $1,000 of rider coverage). A face

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

amount increase charge is made upon an increase in face amount ($50-$300 plus $0-$1 per $1,000 of face amount increase). During any given policy year, the first four or twelve transfers (depending on the policy) by a policyholder of amounts in the subaccounts are free of charge. A fee of $25 is assessed for each additional transfer. These charges are included in the statements of changes in net assets and are assessed against each policy by liquidating units.

The policies provide for an initial free-look period. If a policy is cancelled within certain time constraints, the policyholder will receive a refund equal to the policy account value plus reimbursements of certain deductions previously made under the policy. Where state law requires a minimum refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the policy and will not reflect investment experience.

If a policy is surrendered within the first 9-15 policy years (depending on the policy), a contingent deferred sales load charge and/or contingent deferred administrative charge is assessed. The deferred administrative charge ranges from $0-$5 per $1,000 face amount. The deferred sales load charge ranges from 6-35% of premiums paid up to the sales surrender cap. A deferred sales charge and/or a deferred administrative charge will be imposed if certain policies are surrendered or lapse at any time within 10-15 years after the effective date of an increase in face amount (similar charges applied to surrenders/lapses for the initial face amount are applied to the premiums related to the increase in face amount).

A portion of the deferred sales charge and/or deferred administrative charge will be deducted if the face amount is decreased in the first 10-15 years or the related increment of face amount is decreased within 10-15 years after such increase took effect. These charges totaled $6,751,356 and $5,646,646 for the years ended December 31, 2008 and 2007, respectively. These charges are included with administrative charges in the statements of changes in net assets and are assessed against each policy by liquidating units.

Upon the transfer of the subaccount value out of a subaccount within 60 days after allocation to that subaccount, certain subaccounts charge a fee of 1% of the amount transferred. These amounts are paid directly to the fund company, and are shown as an investment expense in the statements of operations. These charges totaled $15,018 and 22,409 for the years ended December 31, 2008 and 2007, respectively.

Nationwide Provident made a daily asset charge against the assets of the Zero Coupon Bond 2007 Series Subaccount. The charge was to reimburse Nationwide Provident for the transaction charge paid directly by Nationwide Provident to Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPFS) on the sale of the Zero Coupon Trust units to the Zero Coupon Bond 2007 Series Subaccount. Nationwide Provident paid these amounts from general account assets. The amount of the asset charge currently was equivalent to an effective annual rate of .25% of the average daily net assets of each Subaccount. The charge was cost based (taking into account the loss of interest) with no anticipated element of profit for Nationwide Provident. These charges were included in the statements of changes in net assets and were assessed against each policy by liquidating units.

Nationwide Provident, or an affiliate, may receive compensation from a fund or its investment adviser or distributor (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the funds and their availability through the policies. The amount of this compensation is based upon a percentage of the assets of the fund attributable to the policies and other policies issued by Nationwide Provident (or an affiliate). These percentages differ, and some funds, advisers, or distributors (or affiliates) may pay Nationwide Provident more than others. Nationwide Provident also may receive 12b-1 fees.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

5.	Expenses and Related Party Transactions, continued

6.	Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with SFAS 157, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

Level 1 — Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The assets utilizing Level 1 valuations represent investments in publicly-traded registered mutual funds with quoted market prices.

Level 2 — Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The assets utilizing Level 2 valuations represent investments in privately-traded registered mutual funds only offered through insurance products.

Level 3 — Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. The Account invests only in funds with fair value measurements in the first two levels of the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Separate Account Investments	$0	$1,091,910,742	$0	$1,091,910,742

Accounts Receivable of $0 and Accounts Payable of $152,894 are measured at settlement value which approximates the fair value payable to the short-term nature of such assets.

The Account did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights

Nationwide Provident offers several variable life products through the Separate Account that have unique combinations of features and fees that are assessed to the policyholder. Differences in fee structures result in different contract expense rates, unit fair values and total returns. The following table is a summary of units, unit fair values and policyholders’ equity for variable life contracts as of the period indicated, and net investment income ratio, policy expense ratio and total return for each period in the five year period ended December 31, 2008. The information is presented as a range of minimum and maximum values based upon product grouping. The range is determined by identifying the lowest and highest contract expense rates. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual policy amounts may not be within the ranges presented.

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
NVIT Nationwide Fund Class IV	134,973	$200.90 to $5,744.05	$82,191,405	1.44%	0.00% to 0.75%	-41.99% to -41.55%
NVIT Money Market Fund Class IV	277,875	$168.77 to $3,294.21	$62,691,091	2.11%	0.00% to 0.75%	1.38% to 2.15%
NVIT Government Bond Fund Class IV	62,329	$256.19 to $5,758.07	$25,195,143	4.25%	0.00% to 0.75%	6.81% to 7.62%
JP Morgan NVIT Balanced Fund Class IV	48,504	$227.22 to $3,524.27	$26,513,389	2.74%	0.35% to 0.75%	-26.11% to -25.82%
NVIT Mid Cap Growth Fund Class IV	83,922	$278.05 to $4,197.82	$36,215,004	0.00%	0.60% to 0.75%	-46.51% to -46.43%
NVIT Multi-Manager International Value Fund Class IV	59,201	$205.04 to $2,103.89	$20,061,144	1.78%	0.60% to 0.75%	-46.75% to -46.67%
NVIT Growth Fund Class IV	158,183	$73.34 to $745.25	$15,578,987	0.26%	0.60% to 0.75%	-39.24% to -39.15%
Van Kampen NVIT Comstock Value Fund Class IV	125,870	$92.30 to $937.84	$15,634,305	2.06%	0.60% to 0.75%	-37.44% to -37.34%
NVIT Multi-Manager Small Company Fund Class IV	123,710	$100.60 to $1,022.25	$16,027,358	0.82%	0.60% to 0.75%	-38.65% to -38.56%
NVIT Multi-Manager Small Cap Value Fund Class IV	122,276	$108.86 to $1,106.13	$17,192,696	1.09%	0.60% to 0.75%	-32.78% to -32.68%
NVIT S&P 500 Index Fund Class IV	374,555	$228.04 to $2,333.76	$113,036,809	1.92%	0.60% to 0.75%	-37.76% to -37.66%
NVIT Government Bond Fund Class I	5,626	$125.80	$707,775	4.32%	0.75%	6.91%
NVIT Investor Destinations Aggressive Fund Class II	32,813	$117.19 to $1,191.75	$3,890,635	2.14%	0.60% to 0.75%	-37.32% to -37.22%
NVIT Investor Destinations Conservative Fund Class II	8,067	$116.69 to $1,165.91	$956,120	3.33%	0.60% to 0.75%	-6.73% to -6.58%
NVIT Investor Destinations Moderate Fund Class II	115,641	$117.08 to $1,179.33	$14,101,689	2.88%	0.60% to 0.75%	-23.77% to -23.66%
NVIT Investor Destinations Moderately Aggressive Fund Class II	163,360	$117.77 to $1,193.85	$19,852,890	2.52%	0.60% to 0.75%	-31.90% to -31.80%
NVIT Investor Destinations Moderately Conservative Fund Class II	15,086	$117.20 to $1,174.75	$1,935,339	3.18%	0.60% to 0.75%	-15.68% to -15.55%
NVIT Core Plus Bond Fund Class I	433	$98.98	$42,858	1.75%	0.75%	-1.02%	(a)
Neuberger Berman NVIT Socially Responsible Fund Class II	137	$61.46 to $61.50	$8,436	0.41%	0.65% to 0.75%	-38.54% to -38.50%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore NVIT Emerging Markets Fund Class I	2,027	$208.00 to $2,097.81	$924,864	1.16%	0.60% to 0.75%	-58.08% to -58.01%
NVIT Mid Cap Index Fund Class I	18,702	$123.23 to $1,242.85	$2,580,573	1.28%	0.60% to 0.75%	-36.94% to -36.84%
Federated NVIT High Income Bond Fund Class I	2,375	$98.66 to $995.07	$331,329	8.94%	0.60% to 0.75%	-28.53% to -28.42%
NVIT Global Financial Services Fund Class I	1,077	$110.92 to $1,118.65	$143,104	1.93%	0.60% to 0.75%	-46.68% to -46.60%
NVIT Health Sciences Fund Class I	1,869	$122.56 to $1,236.04	$372,913	0.29%	0.60% to 0.75%	-25.77% to -25.66%
NVIT Technology and Communications Fund Class I	597	$95.24 to $960.56	$148,925	0.00%	0.60% to 0.75%	-48.96% to -48.88%
Gartmore NVIT Global Utilities Fund Class I	734	$176.91 to $1,784.21	$411,192	3.18%	0.60% to 0.75%	-33.44% to -33.34%
NVIT Multi-Manager Small Cap Growth Fund Class I	12,402	$90.05 to $908.20	$1,216,928	0.00%	0.60% to 0.75%	-46.82% to -46.74%
NVIT U.S. Growth Leaders Fund Class I	10,337	$115.93 to $1,169.24	$1,289,547	0.00%	0.60% to 0.75%	-41.73% to -41.64%
NVIT Multi Sector Bond Fund Class I	9,850	$100.62 to $1,014.84	$1,295,458	7.30%	0.60% to 0.75%	-17.91% to -17.79%
NVIT Multi-Manager International Value Fund Class III	140,630	$85.24 to $858.40	$14,971,527	1.81%	0.60% to 0.75%	-46.73% to -46.65%
Gartmore NVIT Emerging Markets Fund Class III	21,925	$127.54 to $442.42	$2,801,405	1.22%	0.60% to 0.75%	-58.15% to -55.76%
NVIT Global Financial Services Fund Class III	3,336	$81.08 to $81.46	$271,329	2.09%	0.65% to 0.75%	-46.62% to -46.56%
NVIT Health Sciences Fund Class III	5,513	$90.52 to $90.95	$499,743	0.30%	0.65% to 0.75%	-25.79% to -25.72%
NVIT Technology and Communications Fund Class III	4,263	$72.24 to $72.58	$308,542	0.00%	0.65% to 0.75%	-48.97% to -48.92%
Gartmore NVIT Global Utilities Fund Class III	8,429	$145.50 to $146.18	$1,229,538	3.27%	0.65% to 0.75%	-33.40% to -33.34%
Federated NVIT High Income Bond Fund Class III	8,474	$84.13 to $84.44	$714,145	8.93%	0.65% to 0.75%	-28.64% to -28.56%
Gartmore NVIT International Equity Fund Class VI	669	$54.80 to $54.84	$36,687	2.21%	0.65% to 0.75%	-45.20% to -45.16%	(a)
NVIT Core Bond Fund Class I	1,889	$98.96 to $99.02	$187,031	2.12%	0.65% to 0.75%	-1.04% to -0.98%	(a)
NVIT Short Term Bond Fund Class II	270	$98.94 to $99.00	$26,727	1.58%	0.65% to 0.75%	-1.06% to -1.00%	(a)
Van Kampen NVIT Real Estate Fund Class I	234	$56.18 to $56.22	$13,169	3.57%	0.65% to 0.75%	-43.82% to -43.78%	(a)
American Funds NVIT Asset Allocation Fund Class II	2,079	$77.13	$160,345	3.69%	0.75%	-30.30%
American Funds NVIT Bond Fund Class II	2,962	$95.88	$284,015	5.63%	0.75%	-10.55%
American Funds NVIT Global Growth Fund Class II	6,303	$74.58	$470,075	2.92%	0.75%	-39.10%
American Funds NVIT Growth Fund Class II	9,249	$63.42	$586,558	2.57%	0.75%	-44.63%
American Funds NVIT Growth-Income Fund Class II	1,478	$60.51	$89,399	2.37%	0.75%	-38.53%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

NVIT Cardinal Aggressive Fund I	3,325	$63.84	$212,266	1.27%	0.75%	-36.16%	(a)
NVIT Cardinal Balanced Fund I	14	$79.62	$1,140	0.74%	0.75%	-20.38%	(a)
NVIT Cardinal Capital Appreciation Fund I	326	$72.27	$23,569	1.33%	0.75%	-27.73%	(a)
NVIT Cardinal Conservative Fund I	120	$90.97	$10,896	0.70%	0.75%	-9.03%	(a)
NVIT Cardinal Moderate Fund I	1,060	$75.89	$80,383	0.63%	0.75%	-24.11%	(a)
NVIT Cardinal Moderately Aggressive Fund I	337	$68.62	$23,111	1.89%	0.75%	-31.38%	(a)
NVIT Cardinal Moderately Conservative Fund I	62	$83.34	$5,187	1.46%	0.75%	-16.66%	(a)
NVIT Multi-Manager International Growth Fund Class III	40	$61.10 to $61.14	$2,462	0.36%	0.65% to 0.75%	-38.90% to -38.86%	(a)
NVIT Multi-Manager Large Cap Growth Fund Class I	4	$63.33 to $63.37	$229	0.18%	0.65% to 0.75%	-36.67% to -36.63%	(a)
NVIT Multi-Manager Large Cap Value Fund Class I	507	$63.25 to $63.29	$32,070	0.81%	0.65% to 0.75%	-36.75% to -36.71%	(a)
NVIT Multi-Manager Mid Cap Growth Fund Class I	4	$62.48 to $62.52	$220	0.00%	0.65% to 0.75%	-37.52% to -37.48%	(a)
NVIT Multi-Manager Mid Cap Value Fund Class II	18	$67.24 to $67.29	$1,190	1.70%	0.65% to 0.75%	-32.76% to -32.71%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	259,698	$216.20 to $2,212.64	$79,594,296	2.48%	0.60% to 0.75%	-43.08% to -43.00%
Fidelity VIP Growth Portfolio: Initial Class	380,893	$186.82 to $1,911.89	$98,116,407	0.82%	0.60% to 0.75%	-47.56% to -47.48%
Fidelity VIP High Income Portfolio: Initial Class	43,872	$130.21 to $1,373.62	$8,959,756	8.33%	0.60% to 0.75%	-25.55% to -25.43%
Fidelity VIP Overseas Portfolio: Initial Class	69,280	$147.69 to $1,509.77	$17,824,415	2.52%	0.60% to 0.75%	-44.23% to -44.14%
Fidelity VIP Overseas Portfolio: Initial Class R	154,536	$99.84 to $1,005.39	$18,340,348	2.72%	0.60% to 0.75%	-44.23% to -44.15%
Fidelity VIP Equity-Income Portfolio: Service Class	25,036	$97.91	$2,450,897	2.59%	0.75%	-43.13%
Fidelity VIP Growth Portfolio: Service Class	16,514	$93.85	$1,549,717	0.78%	0.75%	-47.63%
Fidelity VIP Overseas Portfolio: Service Class	634	$139.64	$88,602	2.25%	0.75%	-44.28%
Fidelity VIP Overseas Portfolio: Service Class R	15,108	$99.37	$1,500,769	2.85%	0.75%	-44.30%
Fidelity VIP High Income Portfolio: Initial Class R	33,979	$73.37 to $73.49	$2,495,409	9.07%	0.65% to 0.75%	-25.44% to -25.37%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	101,048	$183.07 to $1,873.52	$29,440,111	2.63%	0.60% to 0.75%	-29.25% to -29.15%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	138,130	$200.61 to $2,050.71	$35,209,804	4.47%	0.60% to 0.75%	-3.97% to -3.83%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Contrafund Portfolio: Initial Class	305,223	$199.47 to $2,032.93	$83,226,683	0.99%	0.60% to 0.75%	-42.94% to -42.86%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,024	$113.05	$1,133,223	3.99%	0.75%	-4.07%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	50,517	$156.60 to $1,579.35	$9,557,589	0.36%	0.60% to 0.75%	-39.96% to -39.87%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,420	$100.32 to $1,011.76	$1,220,851	0.68%	0.60% to 0.75%	-51.54% to -51.47%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	9,988	$101.82 to $102.19	$1,018,628	0.00%	0.65% to 0.75%	-54.75% to -54.70%
Fidelity VIP IV Freedom Fund 2010 Portfolio: Service Class	3,319	$93.95 to $94.29	$312,524	2.45%	0.65% to 0.75%	-25.64% to -25.56%
Fidelity VIP IV Freedom Fund 2020 Portfolio: Service Class	8,101	$89.66 to $89.99	$727,539	2.71%	0.65% to 0.75%	-33.21% to -33.15%
Fidelity VIP IV Freedom Fund 2030 Portfolio: Service Class	8,736	$85.89 to $86.20	$751,003	2.15%	0.65% to 0.75%	-38.54% to -38.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	58,973	$143.89 to $1470.93	$10,686,079	4.73%	0.60% to 0.75%	-14.08% to -13.95%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	129,860	$76.35 to $1,583.72	$15,078,612	0.53%	0.60% to 0.75%	-52.75% to -52.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,711	$89.07 to $898.31	$602,443	0.00%	0.60% to 0.75%	-39.93% to -39.84%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	6,626	$124.64 to $1,257.07	$1,051,885	0.00%	0.60% to 0.75%	-43.79% to -43.71%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,980	$106.37 to $1,072.82	$679,510	2.18%	0.60% to 0.75%	-39.90% to -39.81%
Neuberger Berman AMT International Portfolio — S Class	4,896	$78.02 to $78.31	$382,454	0.00%	0.65% to 0.75%	-46.84% to -46.78%
Neuberger Berman AMT Regency Portfolio — S Class	2,174	$70.11 to $70.37	$152,658	1.08%	0.65% to 0.75%	-46.35% to -46.30%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	10,846	$208.65 to $2,132.87	$4,376,847	8.56%	0.60% to 0.75%	2.83% to 2.99%
Van Eck Worldwide Hard Assets Fund: Initial Class	9,861	$253.19 to $2,588.17	$4,997,263	0.30%	0.60% to 0.75%	-46.53% to -46.45%
Van Eck Worldwide Emerging Markets Fund: Initial Class	46,592	$116.71 to $1,189.54	$9,570,941	0.00%	0.60% to 0.75%	-65.04% to -64.99%
Van Eck Worldwide Real Estate Portfolio: Initial Class	9,119	$122.03 to $1,240.00	$1,682,574	5.75%	0.60% to 0.75%	-55.45% to -55.39%
Van Eck Worldwide Bond Fund: Class R	28,883	$128.06 to $1,289.60	$4,954,047	7.27%	0.60% to 0.75%	2.93% to 3.08%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Hard Assets Fund: Class R	26,325	$179.74 to $1,809.99	$6,301,428	0.34%	0.60% to 0.75%	-46.50% to -46.42%
Van Eck Worldwide Emerging Markets Fund: Class R	53,636	$109.66 to $1,104.29	$7,283,105	0.00%	0.60% to 0.75%	-65.01% to -64.96%
Van Eck Worldwide Real Estate Portfolio: Class R	24,291	$89.83 to $904.64	$2,867,887	5.55%	0.60% to 0.75%	-55.44% to -55.37%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	172,061	$86.36 to $880.20	$19,374,622	0.00%	0.60% to 0.75%	-47.00% to -46.92%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	124,354	$46.62 to $472.33	$6,135,522	0.00%	0.60% to 0.75%	-44.77% to -44.69%
Wells Fargo VT Opportunity Fund — Investor Class	51,776	$82.54 to $836.24	$4,552,777	1.91%	0.60% to 0.75%	-40.55% to -40.46%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	23,951	$94.96 to $959.17	$2,404,848	2.17%	0.60% to 0.75%	-30.08% to -29.97%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	993	$83.89 to $846.06	$100,867	0.88%	0.60% to 0.75%	-38.06% to -37.97%
Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	31,726	$131.91 to $1,341.55	$4,393,379	0.87%	0.60% to 0.75%	-31.43% to -31.33%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	53,706	$103.97 to $1,048.58	$6,171,647	2.11%	0.60% to 0.75%	-37.61% to -37.52%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	1,782	$102.36 to $1,033.86	$462,358	0.88%	0.60% to 0.75%	-45.24% to -45.15%
American Century VP Ultra Fund: Class I	17,502	$74.70 to $754.51	$1,359,258	0.00%	0.60% to 0.75%	-41.92% to -41.83%
American Century VP Value Fund: Class I	44,924	$106.60 to $1,076.73	$5,284,098	2.49%	0.60% to 0.75%	-27.32% to -27.21%
American Century VP Income and Growth Fund: Class I	8,662	$105.97 to $1,092.46	$1,026,660	2.12%	0.60% to 0.75%	-35.08% to -34.98%
American Century VP International Fund: Class III	13,738	$101.18 to $101.65	$1,392,618	0.84%	0.65% to 0.75%	-45.24% to -45.18%
American Century VP Mid Cap Value Fund: Class I	5,470	$97.94 to $98.30	$536,858	0.07%	0.65% to 0.75%	-24.91% to -24.84%
American Century VP Vista Fund: Class I	4,165	$87.30 to $87.62	$364,258	0.00%	0.65% to 0.75%	-49.01% to -48.96%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	16,799	$116.37 to $1,173.74	$2,345,551	4.77%	0.60% to 0.75%	-2.33% to -2.18%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	19,072	$111.25 to $1,123.66	$2,416,800	0.01%	0.60% to 0.75%	-44.73% to -44.64%
Janus Aspen Series — International Growth Portfolio: Service Shares	4,620	$140.34 to $1,417.47	$1,627,041	2.83%	0.60% to 0.75%	-52.59% to -52.51%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,026	$82.18 to $830.05	$98,533	0.08%	0.60% to 0.75%	-44.39% to -44.31%
Janus Aspen Series — Balanced Portfolio: Service Shares	9,537	$125.99 to $1,270.61	$1,400,772	2.83%	0.60% to 0.75%	-16.69% to -16.56%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,151	$115.14 to $1,161.19	$154,480	0.70%	0.60% to 0.75%	-36.72% to -36.62%
Janus Aspen Series — International Growth Portfolio: Service II Shares	32,523	$131.59 to $132.21	$4,290,799	2.99%	0.65% to 0.75%	-52.57% to -52.52%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,559	$83.90 to $84.29	$383,203	0.09%	0.65% to 0.75%	-44.32% to -44.26%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	39,286	$75.49 to $762.45	$3,146,181	0.15%	0.60% to 0.75%	-45.93% to -45.84%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	7,895	$108.42 to $1,095.14	$1,622,746	1.59%	0.60% to 0.75%	-40.64% to -40.55%
Oppenheimer Main Street Fund/VA: Non-Service Shares	22,083	$84.79 to $856.46	$2,101,015	1.61%	0.60% to 0.75%	-38.93% to -38.84%
Oppenheimer High Income Fund/VA: Non-Service Shares	3,768	$27.85 to $280.92	$130,648	8.28%	0.60% to 0.75%	-78.83% to -78.80%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,063	$123.24 to $1,242.95	$1,379,569	0.51%	0.60% to 0.75%	-38.29% to -38.20%
Oppenheimer Global Securities Fund/VA: Class 3	67,077	$96.35 to $96.80	$6,469,687	1.53%	0.65% to 0.75%	-40.64% to -40.58%
Oppenheimer High Income Fund/VA: Class 3	8,100	$20.14 to $20.17	$163,198	6.96%	0.65% to 0.75%	-79.05% to -79.03%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,197	$81.55 to $822.44	$1,415,463	0.90%	0.60% to 0.75%	-52.13% to -52.06%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,258	$94.38 to $951.90	$226,808	0.00%	0.60% to 0.75%	-42.92% to -42.84%
AIM V.I. Capital Development Fund: Series I Shares	8,221	$107.99 to $1,089.11	$944,198	0.00%	0.60% to 0.75%	-47.42% to -47.34%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	19,621	$107.80 to $1,051.06	$2,290,947	5.19%	0.60% to 0.75%	-7.98% to -7.84%
Federated American Leaders Fund II: Primary Shares	547	$97.25 to $980.85	$53,326	1.93%	0.60% to 0.75%	-34.29% to -34.19%
Federated Capital Appreciation Fund II: Primary Shares	559	$114.03 to $1,150.08	$63,754	0.36%	0.60% to 0.75%	-29.90% to -29.79%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	33,596	$133.42 to $1,345.61	$5,159,296	1.44%	0.60% to 0.75%	-33.37% to -33.27%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	49,884	$113.89 to $1,148.67	$6,575,907	2.05%	0.60% to 0.75%	-27.49% to -27.38%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	3,391	$140.65 to $1,418.46	$1,116,918	2.62%	0.60% to 0.75%	-40.68% to -40.59%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,515	$97.25 to $97.61	$1,316,120	2.88%	0.65% to 0.75%	-53.03% to -52.98%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	12,536	$127.92 to $128.39	$1,605,824	3.93%	0.65% to 0.75%	5.41% to 5.52%
Franklin Founding Funds Allocation Fund — Class 2	5	$66.23	$351	2.64%	0.75%	-33.77%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein VPS Growth and Income Portfolio: Class A	17,672	$102.06 to $1,029.34	$2,049,646	2.11%	0.60% to 0.75%	-41.05% to -40.96%
AllianceBernstein VPS Small / Mid Cap Value Portfolio: Class A	14,011	$126.44 to $1,275.17	$2,157,791	0.75%	0.60% to 0.75%	-36.06% to -35.96%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,507	$95.90 to $967.15	$507,212	0.59%	0.60% to 0.75%	-37.35% to -37.25%
MFS Value Series: Initial Class	16,210	$128.01 to $1,291.03	$2,558,791	1.31%	0.60% to 0.75%	-33.09% to -32.99%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,001	$92.96 to $937.52	$198,497	2.18%	0.60% to 0.75%	-39.16% to -39.06%
Putnam VT International Equity Fund: Class IB	524	$124.05 to $1,251.09	$170,221	2.08%	0.60% to 0.75%	-44.37% to -44.29%
Putnam VT Voyager Fund: Class IB	3,194	$88.35 to $891.06	$307,684	0.00%	0.60% to 0.75%	-37.50% to -37.41%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,814	$116.30	$1,490,261	3.62%	0.95%	-31.57%
Vanguard Total Bond Market Index Portfolio	9,239	$124.10	$1,146,560	4.16%	0.95%	4.23%
Vanguard High Yield Bond Portfolio	6,995	$104.43	$730,479	7.84%	0.95%	-22.69%
Vanguard Mid Cap Index Portfolio	17,877	$118.23	$2,113,587	1.59%	0.95%	-42.37%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2008			For the Year Ended December 31, 2008

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,326	$104.78 to $1,056.77	$1,308,628	4.68%	0.60% to 0.75%	-10.88% to -10.74%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,163	$135.64 to $1,368.00	$365,135	7.77%	0.60% to 0.75%	-15.61% to -15.49%
Van Kampen U.S. Real Estate Portfolio: Class I	17,854	$140.54 to $1,417.37	$2,819,856	3.47%	0.60% to 0.75%	-38.36% to -38.27%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	13,346	$77.64 to $77.93	$1,037,913	0.09%	0.65% to 0.75%	-43.08% to -43.02%
T Rowe Price Equity Income Portfolio — Class II	18,840	$80.62 to $80.92	$1,520,540	2.18%	0.65% to 0.75%	-36.74% to -36.68%
T Rowe Price Limited Term Bond Portfolio — Class II	10,415	$109.25 to $109.66	$1,140,127	3.63%	0.65% to 0.75%	0.55% to 0.65%

Total Policyholders’ Equity			1,091,458,998

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide Variable Insurance Trust:
Nationwide NVIT Nationwide Fund — Class IV	149,511	$346.30 to $9,827.16	$153,166,807	1.06%	0.00% to 0.75%	7.37% to 8.18%
Nationwide NVIT Money Market Fund — Class IV	279,843	$166.47 to $3,224.87	$59,782,181	4.82%	0.00% to 0.75%	4.14% to 4.94%
Nationwide NVIT Government Bond Fund — Class IV	71,643	$239.85 to $5,350.61	$25,907,305	4.46%	0.00% to 0.75%	6.46% to 7.26%
JP Morgan NVIT Balanced Fund — Class IV	54,224	$307.54 to $4,750.87	$39,307,336	2.20%	0.35% to 0.75%	3.86% to 4.28%
Nationwide NVIT Mid Cap Growth Fund — Class IV	90,685	$519.78 to $7,835.48	$72,826,749	0.00%	0.60% to 0.75%	8.22% to 8.38%
Nationwide NVIT International Value Fund Class IV	72,492	$385.05 to $3,944.99	$44,468,736	2.11%	0.60% to 0.75%	2.12% to 2.28%
Nationwide NVIT Growth Fund — Class IV	170,866	$120.71 to $1,224.77	$27,660,164	0.18%	0.60% to 0.75%	18.66% to 18.84%
Van Kampen NVIT Comstock Value Fund — Class IV	141,480	$147.52 to $1,496.75	$28,436,288	1.73%	0.60% to 0.75%	-2.92% to -2.77%
Nationwide Multi-Manager NVIT Small Company Fund — Class IV	142,233	$163.98 to $1,663.76	$29,899,031	0.11%	0.60% to 0.75%	1.39% to 1.54%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class IV	142,316	$161.94 to $1,643.02	$29,870,553	1.18%	0.60% to 0.75%	-7.62% to -7.48%
Nationwide NVIT S&P 500 Index Fund — Class IV	410,597	$366.38 to $3,743.89	$196,671,685	1.60%	0.60% to 0.75%	4.32% to 4.48%
Nationwide NVIT Government Bond Fund — Class I	5,229	$117.66	$615,277	4.49%	0.75%	6.35%
Nationwide NVIT Investor Destinations Aggressive Fund — Class II	30,001	$186.96 to $1,898.33	$5,696,603	1.96%	0.60% to 0.75%	5.16% to 5.32%
Nationwide NVIT Investor Destinations Conservative Fund — Class II	3,953	$125.10 to $1,248.09	$517,209	3.85%	0.60% to 0.75%	4.59% to 4.75%
Nationwide NVIT Investor Destinations Moderate Fund — Class II	103,981	$153.58 to $1,544.74	$16,636,748	2.72%	0.60% to 0.75%	4.87% to 5.02%
Nationwide NVIT Investor Destinations Moderately Aggressive Fund — Class II	155,909	$172.95 to $1,750.56	$27,852,303	2.29%	0.60% to 0.75%	5.35% to 5.51%
Nationwide NVIT Investor Destinations Moderately Conservative Fund — Class II	14,050	$139.00 to $1,391.10	$2,137,412	3.26%	0.60% to 0.75%	5.06% to 5.22%
Gartmore NVIT Emerging Markets Fund — Class I	2,485	$496.17 to $4,996.54	$2,614,716	0.70%	0.60% to 0.75%	44.49% to 44.70%
Nationwide NVIT Mid Cap Index Fund — Class I	20,047	$195.42 to $1,967.89	$4,364,270	1.35%	0.60% to 0.75%	6.75% to 6.91%
Federated NVIT High Income Bond Fund — Class I	3,159	$138.05 to $1,390.16	$630,844	7.16%	0.60% to 0.75%	2.36% to 2.51%
Nationwide NVIT Global Financial Services Fund — Class I	1,185	$208.01 to $2,094.70	$292,425	2.66%	0.60% to 0.75%	-1.80% to -1.65%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Nationwide NVIT Global Health Sciences Fund — Class I	2,103	$165.12 to $1,662.75	$559,904	0.06%	0.60% to 0.75%	12.31% to 12.48%
Nationwide NVIT Global Technology and Communications Fund — Class I	1,072	$186.59 to $1,878.98	$442,262	0.00%	0.60% to 0.75%	19.19% to 19.37%
Gartmore NVIT Global Utilities Fund — Class I	1,139	$265.80 to $2,676.63	$876,435	2.65%	0.60% to 0.75%	19.53% to 19.71%
Nationwide Multi-Manager NVIT Small Cap Growth Fund — Class I	11,510	$169.33 to $1,705.23	$2,114,898	0.00%	0.60% to 0.75%	8.93% to 9.09%
Nationwide NVIT U.S. Growth Leaders Fund — Class I	10,241	$198.96 to $2,003.60	$2,207,661	0.00%	0.60% to 0.75%	21.57% to 21.75%
Van Kampen NVIT Multi Sector Bond Fund — Class I	12,772	$122.58 to $1,234.39	$1,891,433	4.01%	0.60% to 0.75%	3.84% to 4.00%
Nationwide NVIT International Value Fund — Class III	148,290	$160.03 to $1,609.12	$29,225,522	2.07%	0.60% to 0.75%	2.16% to 2.31%
Gartmore NVIT Emerging Markets Fund — Class III	22,669	$304.73 to $305.85	$6,918,910	0.70%	0.65% to 0.75%	44.46% to 44.60%
Nationwide NVIT Global Financial Services Fund — Class III	2,656	$151.88 to $152.44	$404,427	3.30%	0.65% to 0.75%	-1.86% to -1.77%
Nationwide NVIT Global Health Sciences Fund — Class III	4,539	$121.98 to $122.43	$554,249	0.08%	0.65% to 0.75%	12.38% to 12.49%
Nationwide NVIT Global Technology and Communications Fund — Class III	4,082	$141.56 to $142.08	$578,394	0.00%	0.65% to 0.75%	19.28% to 19.40%
Gartmore NVIT Global Utilities Fund — Class III	10,028	$218.48 to $219.28	$2,195,734	2.46%	0.65% to 0.75%	19.49% to 19.61%
Federated NVIT High Income Bond Fund — Class III	9,487	$117.89 to $118.21	$1,119,687	7.54%	0.65% to 0.75%	2.39% to 2.50%
American Funds NVIT Asset Allocation Fund — Class II	1,044	$110.66	$115,502	2.96%	0.75%	5.34%
American Funds NVIT Bond Fund — Class II	2,900	$107.18	$310,864	10.19%	0.75%	2.21%
American Funds NVIT Global Growth Fund — Class II	3,650	$122.45	$446,988	3.19%	0.75%	13.51%
American Funds NVIT Growth Fund — Class II	2,536	$114.53	$290,487	0.70%	0.75%	11.06%
American Funds NVIT Growth — Income Fund — Class II	738	$98.43	$72,608	1.83%	0.75%	-1.57%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	289,559	$379.86 to $3,881.67	$153,737,798	1.78%	0.60% to 0.75%	0.77% to 0.92%
Fidelity VIP Growth Portfolio: Initial Class	417,459	$356.27 to $3,640.57	$203,857,644	0.82%	0.60% to 0.75%	26.01% to 26.20%
Fidelity VIP High Income Portfolio: Initial Class	54,865	$174.89 to $1,842.15	$14,349,789	7.52%	0.60% to 0.75%	2.01% to 2.17%
Fidelity VIP Overseas Portfolio: Initial Class	88,555	$264.80 to $2,702.85	$37,847,405	3.27%	0.60% to 0.75%	16.43% to 16.61%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP Overseas Portfolio: Initial Class R	150,134	$179.03 to $1,800.20	$32,578,014	3.27%	0.60% to 0.75%	16.47% to 16.65%
Fidelity VIP Equity-Income Portfolio: Service Class	22,053	$172.17	$3,796,843	1.82%	0.75%	0.66%
Fidelity VIP Growth Portfolio: Service Class	14,322	$179.19	$2,566,418	0.58%	0.75%	25.92%
Fidelity VIP Overseas Portfolio: Service Class	948	$250.64	$237,571	3.11%	0.75%	16.33%
Fidelity VIP Overseas Portfolio: Service Class R	12,637	$178.40	$2,254,519	3.20%	0.75%	16.34%
VIP High Income Portfolio — Initial Class R	34,486	$98.41 to $98.48	$3,395,178	10.69%	0.65% to 0.75%	-1.59% to -1.52%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	115,363	$258.76 to $2,644.16	$45,597,418	6.09%	0.60% to 0.75%	14.64% to 14.81%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	181,072	$208.91 to $2,132.34	$46,640,056	4.31%	0.60% to 0.75%	3.56% to 3.72%
Fidelity VIP II Contrafund Portfolio: Initial Class	329,483	$349.60 to $3,557.68	$156,880,654	0.94%	0.60% to 0.75%	16.71% to 16.88%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,782	$117.84	$1,270,541	4.04%	0.75%	3.43%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	52,370	$260.83 to $2,626.58	$16,478,100	0.71%	0.60% to 0.75%	14.62% to 14.79%
Fidelity VIP III Value Strategies Portfolio: Service Class	11,327	$207.02 to $2,084.71	$2,741,821	0.81%	0.60% to 0.75%	4.81% to 4.96%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	8,579	$224.99 to $225.59	$1,933,441	0.12%	0.65% to 0.75%	44.55% to 44.69%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	4,370	$126.34 to $126.67	$553,045	3.35%	0.65% to 0.75%	7.83% to 7.94%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	6,538	$134.25 to $134.60	$878,659	2.43%	0.65% to 0.75%	9.34% to 9.45%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	8,209	$139.75 to $140.12	$1,147,827	2.68%	0.65% to 0.75%	10.37% to 10.48%
Lehman Brothers Advisers Management Trust:
Lehman Brothers AMT Short Duration Bond Portfolio — I Class	68,845	$167.47 to $1,709.33	$14,668,779	2.74%	0.60% to 0.75%	3.98% to 4.14%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Partners Portfolio I Class	138,527	$161.58 to $3,346.72	$34,328,717	0.64%	0.60% to 0.75%	8.51% to 8.68%
Neuberger Berman AMT Fasciano Portfolio — S Class	6,024	$148.27 to $1,493.10	$1,034,107	0.00%	0.60% to 0.75%	-0.24% to -0.09%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	5,229	$221.76 to $2,233.14	$1,539,406	0.00%	0.60% to 0.75%	21.61% to 21.79%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,851	$176.98 to $1,782.24	$1,100,244	0.09%	0.60% to 0.75%	6.80% to 6.97%
Neuberger Berman AMT International Portfolio — S Class	7,201	$146.76 to $147.15	$1,057,420	2.69%	0.65% to 0.75%	2.44% to 2.54%
Neuberger Berman AMT Regency Portfolio — S Class	1,683	$130.68 to $131.03	$220,309	0.43%	0.65% to 0.75%	2.28% to 2.38%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund: Initial Class	13,677	$202.90 to $2,070.99	$4,795,909	6.13%	0.60% to 0.75%	8.89% to 9.05%
Van Eck Worldwide Hard Assets Fund: Initial Class	11,498	$473.49 to $4,832.97	$9,777,657	0.13%	0.60% to 0.75%	44.27% to 44.48%
Van Eck Worldwide Emerging Markets Fund: Initial Class	56,497	$333.88 to $3,397.77	$31,998,127	0.43%	0.60% to 0.75%	36.58% to 36.79%
Van Eck Worldwide Real Estate Portfolio: Initial Class	11,517	$273.94 to $2,779.38	$4,616,515	1.07%	0.60% to 0.75%	0.13% to 0.28%
Van Eck Worldwide Bond Fund: Class R	26,479	$124.42 to $1,251.06	$4,015,337	5.76%	0.60% to 0.75%	8.99% to 9.16%
Van Eck Worldwide Hard Assets Fund: Class R	24,100	$335.96 to $3,378.10	$11,151,910	0.11%	0.60% to 0.75%	44.24% to 44.45%
Van Eck Worldwide Emerging Markets Fund: Class R	49,551	$313.44 to $3,151.67	$19,841,880	0.40%	0.60% to 0.75%	36.53% to 36.74%
Van Eck Worldwide Real Estate Portfolio: Class R	24,320	$201.61 to $2,027.19	$6,617,437	0.95%	0.60% to 0.75%	0.19% to 0.35%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	183,894	$162.95 to $1,658.29	$39,481,884	0.00%	0.60% to 0.75%	16.36% to 16.54%
Wells Fargo Advantage Variable Trust Funds:
Wells Fargo Advantage VT Discovery Fund	133,855	$84.42 to $853.97	$11,868,973	0.00%	0.60% to 0.75%	21.41% to 21.59%
Wells Fargo VT Opportunity Fund — Investor Class	58,374	$138.83 to $1,404.42	$8,644,715	0.60%	0.60% to 0.75%	5.83% to 5.99%
Dreyfus Variable Investment Fund:
Dreyfus Variable Investment Fund — Appreciation Portfolio: Initial Shares	31,661	$135.81 to $1,369.71	$4,641,082	1.54%	0.60% to 0.75%	6.33% to 6.49%
Dreyfus Variable Investment Fund — Developing Leaders Portfolio: Initial Shares	879	$135.44 to $1,363.87	$147,110	0.81%	0.60% to 0.75%	-11.73% to -11.59%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Investment Portfolios:
Dreyfus Investment Portfolios — Small Cap Stock Index Portfolio: Service Shares	33,536	$192.37 to $1,953.53	$6,785,668	0.37%	0.60% to 0.75%	-1.40% to -1.25%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund, Inc.: Initial Shares	61,314	$166.65 to $1,678.21	$11,148,730	1.73%	0.60% to 0.75%	4.46% to 4.62%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	2,778	$186.91 to $1,885.02	$1,188,729	0.64%	0.60% to 0.75%	17.17% to 17.35%
American Century VP Ultra Fund: Class I	17,069	$128.61 to $1,297.10	$2,338,237	0.00%	0.60% to 0.75%	20.11% to 20.29%
American Century VP Value Fund: Class I	50,637	$146.68 to $1,479.32	$8,195,665	1.62%	0.60% to 0.75%	-5.85% to -5.71%
American Century VP Income and Growth Fund: Class I	10,248	$163.22 to $1,680.14	$1,839,959	1.74%	0.60% to 0.75%	-0.82% to -0.67%
American Century VP International Fund: Class III	13,575	$184.76 to $185.44	$2,512,359	0.63%	0.65% to 0.75%	17.17% to 17.29%
American Century VP Mid Cap Value Fund: Class I	3,449	$130.43 to $130.78	$450,566	0.72%	0.65% to 0.75%	-3.04% to -2.94%
American Century VP Vista Fund: Class I	3,062	$171.21 to $171.66	$525,010	0.00%	0.65% to 0.75%	38.72% to 38.86%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	13,169	$119.15 to $1,199.89	$1,854,054	4.49%	0.60% to 0.75%	8.67% to 8.83%
Janus Aspen Series:
Janus Aspen Series — Forty Portfolio — Service Shares	17,297	$201.27 to $2,029.84	$4,181,145	0.20%	0.60% to 0.75%	35.61% to 35.81%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,892	$295.98 to $2,985.08	$3,941,557	0.43%	0.60% to 0.75%	27.06% to 27.25%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,416	$147.78 to $1,490.41	$235,882	0.34%	0.60% to 0.75%	20.78% to 20.97%
Janus Aspen Series — Balanced Portfolio: Service Shares	5,511	$151.22 to $1,522.83	$1,032,293	2.32%	0.60% to 0.75%	9.46% to 9.62%
Janus Aspen Series — INTECH Risk-Managed Core Portfolio: Service Shares	1,135	$181.94 to $1,832.20	$243,433	0.48%	0.60% to 0.75%	5.34% to 5.49%
Janus Aspen Series — International Growth Portfolio: Service II Shares	24,230	$277.43 to $278.44	$6,734,353	0.44%	0.65% to 0.75%	27.11% to 27.24%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	4,592	$150.67 to $151.22	$693,195	0.59%	0.65% to 0.75%	20.84% to 20.96%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,017	$139.60 to $1,407.89	$6,162,511	0.22%	0.60% to 0.75%	13.29% to 13.46%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,126	$182.64 to $1,842.01	$3,048,495	1.29%	0.60% to 0.75%	5.52% to 5.68%
Oppenheimer Main Street Fund/VA: Non-Service Shares	24,468	$138.85 to $1,400.32	$3,829,040	0.95%	0.60% to 0.75%	3.64% to 3.80%
Oppenheimer High Income Fund/VA: Non-Service Shares	4,957	$131.58 to $1,325.08	$757,773	7.95%	0.60% to 0.75%	-0.85% to -0.70%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	11,379	$199.73 to $2,011.29	$2,555,347	0.32%	0.60% to 0.75%	-1.95% to -1.80%
Oppenheimer Global Securities Fund/VA: Class 3	68,253	$162.32 to $162.91	$11,090,536	1.24%	0.65% to 0.75%	5.54% to 5.64%
Oppenheimer High Income Fund/VA: Class 3	2,821	$96.13 to $96.19	$271,194	0.00%	0.65% to 0.75%	-3.87% to -3.81%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund: Series I Shares	15,703	$170.35 to $1,715.45	$3,049,274	0.60%	0.60% to 0.75%	0.78% to 0.93%
AIM V.I. Capital Appreciation Fund: Series I Shares	2,256	$165.36 to $1,665.25	$390,640	0.00%	0.60% to 0.75%	11.17% to 11.34%
AIM V.I. Capital Development Fund: Series I Shares	3,391	$205.39 to $2,068.32	$864,111	0.00%	0.60% to 0.75%	10.01% to 10.18%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	24,177	$117.15 to $1,140.51	$2,967,644	4.41%	0.60% to 0.75%	4.59% to 4.75%
Federated American Leaders Fund II: Primary Shares	612	$148.00 to $1,490.41	$90,737	1.32%	0.60% to 0.75%	-10.34% to -10.21%
Federated Capital Appreciation Fund II: Primary Shares	770	$162.66 to $1,638.05	$125,461	0.84%	0.60% to 0.75%	9.05% to 9.22%
Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund: Class 1	35,735	$200.25 to $2,016.55	$8,178,342	0.86%	0.60% to 0.75%	-2.87% to -2.72%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund: Class 1	55,089	$157.07 to $1,581.75	$9,896,092	2.41%	0.60% to 0.75%	-3.15% to -3.00%
Franklin Templeton VIP Templeton Foreign Securities Fund: Class 1	4,015	$237.10 to $2,387.69	$2,157,443	2.10%	0.60% to 0.75%	14.92% to 15.09%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	13,184	$207.02 to $207.58	$2,732,875	2.14%	0.65% to 0.75%	27.73% to 27.86%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	7,296	$121.35 to $121.68	$886,275	2.83%	0.65% to 0.75%	10.20% to 10.31%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	20,678	$173.13 to $1,743.46	$4,016,345	1.43%	0.60% to 0.75%	4.33% to 4.49%
AllianceBernstein Small / Mid Cap Value Portfolio: Class A	13,917	$197.74 to $1,991.27	$3,263,027	0.94%	0.60% to 0.75%	0.94% to 1.09%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2007			For the Year Ended December 31, 2007

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series: Initial Class	4,862	$153.05 to $1,541.29	$862,693	0.32%	0.60% to 0.75%	10.52% to 10.69%
MFS Value Series: Initial Class	18,297	$191.31 to $1,926.52	$4,318,143	0.94%	0.60% to 0.75%	7.10% to 7.26%
Putnam Variable Trust:
Putnam VT Growth & Income Fund: Class IB	2,406	$152.78 to $1,538.53	$404,763	1.47%	0.60% to 0.75%	-6.74% to -6.60%
Putnam VT International Equity Fund: Class IB	560	$222.99 to $2,245.59	$289,937	2.71%	0.60% to 0.75%	7.55% to 7.72%
Putnam VT Voyager Fund: Class IB	3,387	$141.37 to $1,423.61	$494,816	0.00%	0.60% to 0.75%	4.73% to 4.89%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	12,966	$169.95	$2,203,522	2.32%	0.95%	3.54%
Vanguard Total Bond Market Index Portfolio	10,397	$119.06	$1,237,874	3.74%	0.95%	5.97%
Vanguard High Yield Bond Portfolio	6,190	$135.08	$836,154	6.36%	0.95%	0.98%
Vanguard Mid Cap Index Portfolio	15,734	$205.14	$3,227,558	1.17%	0.95%	5.13%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,965	$117.57 to $1,183.94	$1,564,281	3.46%	0.60% to 0.75%	4.66% to 4.82%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,307	$160.74 to $1,618.66	$467,623	6.93%	0.60% to 0.75%	5.73% to 5.89%
Van Kampen U.S. Real Estate Portfolio: Class I	23,396	$228.00 to $2,295.96	$5,815,477	1.10%	0.60% to 0.75%	-17.69% to -17.57%
T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	16,056	$136.40 to $136.76	$2,193,719	0.10%	0.65% to 0.75%	11.64% to 11.76%
T Rowe Price Equity Income Portfolio — Class II	19,103	$127.45 to $127.79	$2,436,788	1.52%	0.65% to 0.75%	2.26% to 2.36%
T Rowe Price Limited Term Bond Portfolio — Class II	3,708	$108.66 to $108.95	$403,165	4.02%	0.65% to 0.75%	4.43% to 4.54%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund — Class IV	163,814	$322.53 to $9,083.77	$152,729,328	1.08%	0.00% to 0.75%	12.78% to 13.63%
Gartmore GVIT Money Market Fund — Class IV	277,898	$159.84 to $3,073.20	$57,699,776	4.56%	0.00% to 0.75%	3.89% to 4.67%
Gartmore GVIT Government Bond Fund — Class IV	76,487	$225.30 to $4,988.27	$25,407,189	4.11%	0.00% to 0.75%	2.57% to 3.34%
JP Morgan GVIT Balanced Fund Class IV	57,587	$296.10 to $4,555.80	$39,020,861	2.36%	0.35% to 0.75%	11.46% to 11.91%
Gartmore GVIT Mid Cap Growth Fund — Class IV	97,321	$480.32 to $7,229.62	$71,620,470	0.00%	0.60% to 0.75%	9.11% to 9.28%
Gartmore GVIT International Value Fund Class IV	85,335	$377.04 to $3,857.14	$50,355,415	2.08%	0.60% to 0.75%	21.82% to 22.01%
Gartmore GVIT Growth Fund Class IV	190,353	$101.73 to $1,030.63	$25,958,306	0.05%	0.60% to 0.75%	5.38% to 5.54%
Van Kampen GVIT Comstock Value Fund — Class IV	151,538	$151.96 to $1,539.45	$31,759,847	1.74%	0.60% to 0.75%	15.07% to 15.25%
Gartmore GVIT Small Company Fund — Class IV	150,845	$161.74 to $1,638.55	$31,093,042	0.11%	0.60% to 0.75%	11.21% to 11.37%
Gartmore GVIT Small Cap Value Fund — Class IV	157,866	$175.30 to $1,775.93	$36,341,552	0.45%	0.60% to 0.75%	16.53% to 16.70%
Gartmore GVIT S&P 500 Index Fund — Class IV	448,660	$351.21 to $3,583.44	$205,037,176	1.65%	0.60% to 0.75%	14.46% to 14.63%
Gartmore GVIT Government Bond Fund — Class I	4,897	$110.64	$541,768	4.29%	0.75%	2.57%
Gartmore GVIT Investor Destinations Aggressive Fund — Class II	23,860	$177.78 to $1,802.42	$4,314,572	2.14%	0.60% to 0.75%	16.00% to 16.17%
Gartmore GVIT Investor Destinations Conservative Fund — Class II	3,363	$119.61 to $1,191.53	$445,352	3.10%	0.60% to 0.75%	5.37% to 5.53%
Gartmore GVIT Investor Destinations Moderate Fund — Class II	82,512	$146.46 to $1,470.85	$12,662,728	2.45%	0.60% to 0.75%	10.52% to 10.69%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund — Class II	119,754	$164.16 to $1,659.11	$20,141,018	2.34%	0.60% to 0.75%	13.69% to 13.86%
Gartmore GVIT Investor Destinations Moderately Conservative Fund — Class II	10,321	$132.30 to $1,322.06	$1,474,196	2.83%	0.60% to 0.75%	7.61% to 7.78%
Gartmore GVIT Emerging Markets Fund — Class I	2,474	$343.40 to $3,452.94	$1,582,475	0.68%	0.60% to 0.75%	35.70% to 35.90%
Gartmore GVIT Mid Cap Index Fund — Class I	19,628	$183.06 to $1,840.65	$3,947,292	1.15%	0.60% to 0.75%	9.07% to 9.23%
Federated GVIT High Income Bond Fund — Class I	5,094	$134.86 to $1,356.06	$860,718	7.16%	0.60% to 0.75%	9.78% to 9.94%
Gartmore GVIT Global Financial Services Fund — Class I	1,502	$211.81 to $2,129.80	$457,003	1.85%	0.60% to 0.75%	19.42% to 19.60%
Gartmore GVIT Global Health Sciences Fund — Class I	2,526	$147.02 to $1,478.26	$1,013,140	0.00%	0.60% to 0.75%	1.94% to 2.09%
Gartmore GVIT Global Technology and Communications Fund — Class I	870	$156.54 to $1,574.07	$200,855	0.00%	0.60% to 0.75%	10.34% to 10.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund — Class I	985	$222.37 to $2,235.92	$526,305	2.73%	0.60% to 0.75%	36.54% to 36.74%
Gartmore GVIT Small Cap Growth Fund — Class I	7,850	$155.46 to $1,563.14	$1,266,420	0.00%	0.60% to 0.75%	2.44% to 2.59%
Gartmore GVIT U.S. Growth Leaders Fund — Class I	10,539	$163.67 to $1,645.68	$1,864,404	0.29%	0.60% to 0.75%	-1.03% to -0.88%
Van Kampen GVIT Multi Sector Bond Fund — Class I	12,056	$118.05 to $1,186.96	$1,719,332	4.29%	0.60% to 0.75%	4.06% to 4.21%
Gartmore GVIT International Value Fund — Class III	169,162	$156.65 to $1,572.75	$31,620,607	2.02%	0.60% to 0.75%	21.83% to 22.01%
Gartmore GVIT Emerging Markets Fund — Class III	18,901	$210.95 to $211.51	$3,992,157	0.70%	0.65% to 0.75%	35.63% to 35.76%
Gartmore GVIT Global Financial Services Fund — Class III	2,443	$154.77 to $155.18	$378,832	1.82%	0.65% to 0.75%	19.44% to 19.56%
Gartmore GVIT Global Health Sciences Fund — Class III	5,642	$108.55 to $108.84	$612,790	0.00%	0.65% to 0.75%	1.94% to 2.04%
Gartmore GVIT Global Technology and Communications Fund — Class III	5,206	$118.68 to $119.00	$618,360	0.00%	0.65% to 0.75%	10.25% to 10.36%
Gartmore GVIT Global Utilities Fund — Class III	11,033	$182.85 to $183.33	$2,020,297	2.88%	0.65% to 0.75%	36.57% to 36.70%
Federated GVIT High Income Bond Fund — Class III	7,786	$115.14 to $115.33	$897,186	8.08%	0.65% to 0.75%	9.77% to 9.88%
American Funds GVIT Asset Allocation Fund — Class II	288	$105.05	$30,253	1.92%	0.75%	5.05%	(a)
American Funds GVIT Bond Fund — Class II	147	$104.87	$15,416	0.01%	0.75%	4.87%	(a)
American Funds GVIT Global Growth Fund — Class II	432	$107.88	$46,592	0.16%	0.75%	7.88%	(a)
American Funds GVIT Growth Fund — Class II	977	$103.13	$100,792	0.93%	0.75%	3.13%	(a)
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio: Initial Class	310,744	$376.97 to $3,846.29	$161,898,388	3.31%	0.60% to 0.75%	19.30% to 19.48%
Fidelity VIP Growth Portfolio: Initial Class	461,606	$282.73 to $2,884.74	$178,505,394	0.39%	0.60% to 0.75%	6.05% to 6.21%
Fidelity VIP High Income Portfolio: Initial Class	80,318	$171.43 to $1,803.06	$18,791,029	7.64%	0.60% to 0.75%	10.41% to 10.57%
Fidelity VIP Overseas Portfolio: Initial Class	106,054	$227.43 to $2,317.92	$37,412,374	0.89%	0.60% to 0.75%	17.20% to 17.38%
Fidelity VIP Overseas Portfolio: Initial Class R	145,516	$153.71 to $1,543.24	$27,032,323	0.81%	0.60% to 0.75%	17.14% to 17.31%
Fidelity VIP Equity-Income Portfolio: Service Class	18,502	$171.05	$3,164,664	3.04%	0.75%	19.18%
Fidelity VIP Growth Portfolio: Service Class	13,173	$142.31	$1,874,679	0.21%	0.75%	5.94%
Fidelity VIP Overseas Portfolio: Service Class	1,049	$215.46	$226,088	0.81%	0.75%	17.07%
Fidelity VIP Overseas Portfolio: Service Class R	10,294	$153.34	$1,578,430	0.61%	0.75%	17.07%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio: Initial Class	126,173	$225.72 to $2,303.09	$42,928,990	2.72%	0.60% to 0.75%	6.52% to 6.68%
Fidelity VIP II Investment Grade Bond Portfolio: Initial Class	209,573	$201.72 to $2,055.87	$50,833,390	3.88%	0.60% to 0.75%	3.57% to 3.73%
Fidelity VIP II Contrafund Portfolio: Initial Class	354,948	$299.55 to $3,043.75	$142,858,160	1.28%	0.60% to 0.75%	10.88% to 11.05%
Fidelity VIP II Investment Grade Bond Portfolio: Service Class	10,341	$113.94	$1,178,224	3.44%	0.75%	3.52%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio: Service Class	53,198	$227.56 to $2,288.11	$14,488,640	0.25%	0.60% to 0.75%	11.75% to 11.92%
Fidelity VIP III Value Strategies Portfolio: Service Class	10,422	$197.52 to $1,986.11	$2,392,941	0.49%	0.60% to 0.75%	15.33% to 15.50%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP IV Energy Portfolio: Service Class 2	6,071	$155.65 to $155.91	$945,548	0.72%	0.65% to 0.75%	15.75% to 15.86%
Fidelity VIP IV Freedom Fund 2010 Portfolio — Service Class	1,284	$117.16 to $117.36	$150,734	1.73%	0.65% to 0.75%	8.96% to 9.07%
Fidelity VIP IV Freedom Fund 2020 Portfolio — Service Class	3,434	$122.78 to $122.98	$421,728	1.54%	0.65% to 0.75%	10.98% to 11.09%
Fidelity VIP IV Freedom Fund 2030 Portfolio — Service Class	2,127	$126.61 to $126.82	$269,394	2.41%	0.65% to 0.75%	12.31% to 12.42%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio — I Class	72,788	$161.05 to $1,641.35	$14,923,733	3.13%	0.60% to 0.75%	3.43% to 3.58%
Neuberger Berman AMT Partners Portfolio Class I	158,015	$148.90 to $3,079.47	$34,027,708	0.71%	0.60% to 0.75%	11.40% to 11.57%
Neuberger Berman AMT Fasciano Portfolio — S Class	5,940	$148.63 to $1,494.44	$1,028,864	0.00%	0.60% to 0.75%	4.47% to 4.62%
Neuberger Berman AMT Mid Cap Growth Portfolio — I Class	3,483	$182.35 to $1,833.58	$775,995	0.00%	0.60% to 0.75%	13.84% to 14.01%
Neuberger Berman AMT Socially Responsive Portfolio — I Class	5,451	$165.70 to $1,666.17	$948,821	0.17%	0.60% to 0.75%	12.86% to 13.02%
Neuberger Berman AMT International Portfolio — S Class	3,252	$143.27 to $143.50	$466,192	0.25%	0.65% to 0.75%	22.53% to 22.66%
Neuberger Berman AMT Regency Portfolio — S Class	1,061	$127.77 to $127.98	$135,667	0.50%	0.65% to 0.75%	10.11% to 10.22%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund — Initial Class	15,761	$186.34 to $1,899.10	$4,697,166	8.83%	0.60% to 0.75%	5.69% to 5.85%
Van Eck Worldwide Hard Assets Fund — Initial Class	13,836	$328.21 to $3,345.02	$8,254,908	0.06%	0.60% to 0.75%	23.56% to 23.75%
Van Eck Worldwide Emerging Markets Fund — Initial Class	65,596	$244.46 to $2,483.98	$27,532,833	0.60%	0.60% to 0.75%	38.45% to 38.66%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Real Estate Fund — Initial Class	13,258	$273.58 to $2,771.53	$5,209,377	1.55%	0.60% to 0.75%	29.94% to 30.14%
Van Eck Worldwide Bond Fund — Class R1	23,711	$114.15 to $1,146.09	$3,333,139	7.46%	0.60% to 0.75%	5.60% to 5.76%
Van Eck Worldwide Hard Assets Fund — Class R1	23,664	$232.92 to $2,338.52	$7,147,905	0.06%	0.60% to 0.75%	23.61% to 23.79%
Van Eck Worldwide Emerging Markets Fund — Class R1	50,796	$229.57 to $2,304.88	$14,924,859	0.55%	0.60% to 0.75%	38.49% to 38.70%
Van Eck Worldwide Real Estate Fund — Class R1	22,052	$201.22 to $2,020.21	$5,506,576	1.42%	0.60% to 0.75%	29.83% to 30.03%
The Alger American Fund:
Alger American Small Capitalization Portfolio: Class O Shares	201,820	$140.04 to $1,422.98	$36,757,345	0.00%	0.60% to 0.75%	19.12% to 19.30%
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage VT Discovery Fund	142,861	$69.54 to $702.35	$10,355,423	0.00%	0.60% to 0.75%	13.79% to 13.96%
Wells Fargo VT Opportunity Fund	60,023	$131.18 to $1,325.02	$8,442,541	0.00%	0.60% to 0.75%	11.38% to 11.55%
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio: Initial Shares	32,783	$127.73 to $1,286.26	$4,497,830	1.54%	0.60% to 0.75%	15.61% to 15.78%
Dreyfus Developing Leaders Portfolio: Initial Shares	1,095	$153.43 to $1,542.74	$222,638	0.42%	0.60% to 0.75%	3.00% to 3.15%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio: Service Shares	29,618	$195.10 to $1,978.31	$6,138,847	0.36%	0.60% to 0.75%	13.56% to 13.73%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund: Initial Shares	62,009	$159.53 to $1,604.06	$10,690,871	1.67%	0.60% to 0.75%	14.64% to 14.81%
American Century Variable Portfolios, Inc.:
American Century VP International Fund: Class I	3,313	$159.52 to $1,606.37	$1,042,520	1.58%	0.60% to 0.75%	24.09% to 24.28%
American Century VP Ultra Fund: Class I	18,237	$107.08 to $1,078.33	$2,030,698	0.00%	0.60% to 0.75%	-4.00% to -3.85%
American Century VP Value Fund: Class I	54,195	$155.79 to $1,568.88	$9,355,194	1.28%	0.60% to 0.75%	17.77% to 17.95%
American Century VP Income and Growth Fund: Class I	10,276	$164.56 to $1,691.44	$1,828,849	1.69%	0.60% to 0.75%	16.21% to 16.39%
American Century VP International Fund: Class III	12,193	$157.68 to $158.10	$1,925,119	1.31%	0.65% to 0.75%	24.09% to 24.22%
American Century VP Mid Cap Value Fund: Class I	2,012	$134.52 to $134.74	$270,859	1.05%	0.65% to 0.75%	19.40% to 19.52%
American Century VP Vista Fund: Class I	1,069	$123.42 to $123.62	$132,041	0.00%	0.65% to 0.75%	8.20% to 8.30%
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund: Class II	12,803	$109.64 to $1,102.50	$1,624,404	3.43%	0.60% to 0.75%	0.83% to 0.98%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Series:
Janus Aspen Series — Forty Portfolio: Service Shares	14,008	$148.42 to $1,494.58	$2,333,227	0.14%	0.60% to 0.75%	8.30% to 8.47%
Janus Aspen Series — International Growth Portfolio: Service Shares	5,388	$232.95 to $2,345.86	$2,616,531	1.97%	0.60% to 0.75%	45.54% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service Shares	1,499	$122.35 to $1,232.09	$203,635	0.00%	0.60% to 0.75%	7.02% to 7.18%
Janus Aspen Series — Balanced Portfolio: Service Shares	6,135	$138.15 to $1,389.13	$1,014,333	1.94%	0.60% to 0.75%	9.59% to 9.76%
Janus Aspen Series — Risk Managed Core Portfolio: Service Shares	1,125	$172.73 to $1,736.78	$231,276	0.13%	0.60% to 0.75%	9.94% to 10.11%
Janus Aspen Series — International Growth Portfolio: Service II Shares	16,893	$218.26 to $218.84	$3,701,931	2.40%	0.65% to 0.75%	45.60% to 45.75%
Janus Aspen Series — Global Technology Portfolio: Service II Shares	1,946	$124.68 to $125.02	$242,903	0.00%	0.65% to 0.75%	7.14% to 7.24%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares	41,327	$123.22 to $1,240.84	$5,452,982	0.34%	0.60% to 0.75%	7.14% to 7.30%
Oppenheimer Global Securities Fund/VA: Non-Service Shares	9,975	$173.09 to $1,743.01	$2,878,348	1.01%	0.60% to 0.75%	16.81% to 16.99%
Oppenheimer Main Street Fund/VA: Non-Service Shares	23,629	$133.97 to $1,349.11	$3,569,662	1.06%	0.60% to 0.75%	14.17% to 14.34%
Oppenheimer High Income Fund/VA: Non-Service Shares	7,314	$132.71 to $1,334.46	$1,085,691	6.94%	0.60% to 0.75%	8.61% to 8.77%
Oppenheimer Main Street Small Cap Fund/VA: Non-Service Shares	10,503	$203.70 to $2,048.24	$2,368,572	0.14%	0.60% to 0.75%	14.14% to 14.31%
Oppenheimer Global Securities Fund/VA: Class 3	60,153	$153.80 to $154.21	$9,258,685	0.85%	0.65% to 0.75%	16.81% to 16.93%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I Shares	15,813	$169.03 to $1,699.59	$3,042,844	0.41%	0.60% to 0.75%	12.36% to 12.53%
AIM V.I. Capital Appreciation Fund Series I Shares	2,210	$148.75 to $1,495.64	$343,574	0.06%	0.60% to 0.75%	5.51% to 5.67%
AIM V.I. Capital Development Fund Series I Shares	2,821	$186.70 to $1,877.25	$683,524	0.00%	0.60% to 0.75%	15.65% to 15.82%
Federated Insurance Series:
Federated Quality Bond Fund II: Primary Shares	23,630	$112.01 to $1,088.79	$2,724,035	3.99%	0.60% to 0.75%	3.38% to 3.53%
Federated American Leaders Fund II: Primary Shares	644	$165.08 to $1,659.84	$148,881	1.27%	0.60% to 0.75%	15.94% to 16.11%
Federated Capital Appreciation Fund II: Primary Shares	920	$149.16 to $1,499.78	$163,415	0.76%	0.60% to 0.75%	15.35% to 15.52%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Franklin Templeton Variable Insurance Products Trust:
Franklin Templeton VIP Franklin Small Cap Value Securities Fund — Class I	36,733	$206.17 to $2,073.03	$8,565,153	0.83%	0.60% to 0.75%	16.43% to 16.60%
Franklin Templeton VIP Franklin Rising Dividends Securities Fund — Class I	57,462	$162.18 to $1,630.69	$10,654,504	1.13%	0.60% to 0.75%	16.55% to 16.73%
Franklin Templeton VIP Templeton Foreign Securities Fund Class 1	4,317	$206.32 to $2,074.59	$1,837,323	1.37%	0.60% to 0.75%	20.79% to 20.97%
Franklin Templeton VIP Templeton Developing Markets Securities Fund — Class 3	7,730	$162.08 to $162.35	$1,253,547	1.15%	0.65% to 0.75%	27.21% to 27.34%
Franklin Templeton VIP Templeton Global Income Securities Fund — Class 3	4,632	$110.12 to $110.30	$510,397	3.41%	0.65% to 0.75%	12.00% to 12.11%
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio: Class A	23,141	$165.95 to $1,668.60	$4,292,206	1.36%	0.60% to 0.75%	16.41% to 16.59%
AllianceBernstein Small/Mid Cap Value Portfolio: Class A	13,955	$195.90 to $1,969.75	$3,116,027	0.40%	0.60% to 0.75%	13.57% to 13.74%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series — Initial Class	5,315	$138.48 to $1,392.46	$844,070	0.00%	0.60% to 0.75%	6.77% to 6.93%
MFS Value Series: Initial Class	17,085	$178.63 to $1,796.14	$3,644,662	1.06%	0.60% to 0.75%	19.94% to 20.12%
Putnam Variable Trust:
Putnam VT Growth & Income Fund — IB Class	2,837	$163.83 to $1,647.31	$567,734	1.35%	0.60% to 0.75%	15.05% to 15.22%
Putnam VT International Equity Fund — IB Class	728	$207.33 to $2,084.75	$229,635	0.58%	0.60% to 0.75%	26.77% to 26.96%
Putnam VT Voyager Fund — IB Class	3,775	$134.99 to $1,357.30	$1,006,933	0.11%	0.60% to 0.75%	4.65% to 4.81%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	11,748	$164.14	$1,928,212	2.52%	0.95%	19.56%
Vanguard Total Bond Market Index Portfolio	9,537	$112.35	$1,071,517	3.61%	0.95%	3.32%
Vanguard High Yield Bond Portfolio	4,963	$133.76	$663,844	6.78%	0.95%	7.25%
Vanguard Mid Cap Index Portfolio	12,722	$195.12	$2,482,308	0.91%	0.95%	12.68%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio: Class I	9,217	$112.33 to $1,129.51	$1,174,089	3.96%	0.60% to 0.75%	2.96% to 3.11%
Van Kampen Emerging Markets Debt Portfolio: Class I	1,475	$152.02 to $1,528.60	$333,584	8.56%	0.60% to 0.75%	9.98% to 10.15%
Van Kampen U.S. Real Estate Portfolio: Class I	24,171	$277.01 to $2,785.34	$7,516,293	1.05%	0.60% to 0.75%	37.02% to 37.22%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2006			For the Year Ended December 31, 2006

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

T Rowe Price:
T Rowe Price Blue Chip Growth Portfolio — Class II	12,367	$122.17 to $122.38	$1,512,514	0.28%	0.65% to 0.75%	8.51% to 8.62%
T Rowe Price Equity Income Portfolio — Class II	15,244	$124.64 to $124.85	$1,901,205	1.38%	0.65% to 0.75%	17.76% to 17.88%
T Rowe Price Limited Term Bond Portfolio — Class II	2,565	$104.05 to $104.22	$266,960	3.68%	0.65% to 0.75%	3.25% to 3.35%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	180,931	$285.97 to $7,994.25	$147,435,373	0.91%	0.00% to 0.75%	6.64% to 7.44%
Gartmore GVIT Money Market Fund Class IV	252,986	$153.86 to $2,936.04	$48,229,509	2.78%	0.00% to 0.75%	2.05% to 2.82%
Gartmore GVIT Government Bond Fund Class IV	79,485	$219.66 to $4,827.11	$25,641,945	3.70%	0.00% to 0.75%	2.41% to 3.17%
JP Morgan GVIT Balanced Fund Class IV	64,125	$265.64 to $4,070.96	$37,680,892	2.08%	0.35% to 0.75%	1.86% to 2.26%
Gartmore GVIT Mid Cap Growth Fund Class IV	107,547	$440.20 to $6,615.81	$72,034,687	0.00%	0.60% to 0.75%	9.00% to 9.16%
Dreyfus GVIT International Value Fund Class IV	106,745	$309.50 to $3,161.42	$49,858,746	1.24%	0.60% to 0.75%	11.14% to 11.30%
Gartmore GVIT Growth Fund Class IV	206,946	$96.54 to $976.56	$26,631,211	0.08%	0.60% to 0.75%	5.71% to 5.87%
Van Kampen GVIT Comstock Value — Class IV	160,028	$132.05 to $1,335.79	$29,311,367	1.64%	0.60% to 0.75%	3.58% to 3.74%
Gartmore GVIT Small Company Fund Class IV	163,430	$145.44 to $1,471.20	$30,196,507	0.00%	0.60% to 0.75%	11.48% to 11.65%
Gartmore GVIT Small Cap Value Fund Class IV	176,842	$150.43 to $1,521.74	$35,271,237	0.06%	0.60% to 0.75%	2.30% to 2.45%
Gartmore GVIT Equity 500 Index Fund Class IV	488,766	$306.83 to $3,125.99	$194,582,457	1.60%	0.60% to 0.75%	3.97% to 4.12%
Gartmore GVIT Government Bond Fund Class I	3,214	$107.86	$346,638	3.88%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	14,900	$153.26 to $1,551.52	$2,295,653	2.08%	0.60% to 0.75%	7.13% to 7.29%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,899	$113.51 to $1,129.08	$331,408	2.84%	0.60% to 0.75%	2.54% to 2.69%
Gartmore GVIT Investor Destinations Moderate Fund Class II	68,395	$132.51 to $1,328.81	$9,331,048	2.38%	0.60% to 0.75%	4.56% to 4.72%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	76,925	$144.40 to $1,457.19	$11,457,284	2.21%	0.60% to 0.75%	6.27% to 6.43%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	8,852	$122.94 to $1,226.67	$1,180,073	2.63%	0.60% to 0.75%	3.71% to 3.86%
Gartmore GVIT Emerging Markets Fund Class I	2,726	$253.06 to $2,540.74	$1,290,632	0.56%	0.60% to 0.75%	31.65% to 31.85%
Dreyfus GVIT Mid Cap Index Fund Class I	17,840	$167.83 to $1,685.06	$3,355,812	1.07%	0.60% to 0.75%	11.26% to 11.43%
Federated GVIT High Income Bond Fund Class I	6,710	$122.85 to $1,233.42	$1,112,049	7.68%	0.60% to 0.75%	1.62% to 1.77%
Gartmore GVIT Global Financial Services Fund Class I	1,253	$177.36 to $1,780.72	$326,653	2.03%	0.60% to 0.75%	10.32% to 10.49%
Gartmore GVIT Global Health Sciences Fund Class I	2,685	$144.22 to $1,447.93	$971,300	0.00%	0.60% to 0.75%	7.63% to 7.79%
Gartmore GVIT Global Technology and Communications Fund Class I	1,133	$141.87 to $1,424.42	$176,571	0.00%	0.60% to 0.75%	-1.26% to -1.11%
Gartmore GVIT Global Utilities Fund Class I	981	$162.86 to $1,635.15	$375,256	2.25%	0.60% to 0.75%	5.60% to 5.75%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Small Cap Growth Fund Class I	6,754	$151.76 to $1,523.66	$1,049,465	0.00%	0.60% to 0.75%	7.29% to 7.45%
Gartmore GVIT U.S. Growth Leaders Fund Class I	6,666	$165.37 to $1,660.34	$1,302,141	0.00%	0.60% to 0.75%	11.13% to 11.29%
Van Kampen GVIT Multi Sector Bond Fund Class I	9,714	$113.44 to $1,138.98	$1,368,395	3.95%	0.60% to 0.75%	1.42% to 1.57%
Dreyfus GVIT International Value Fund Class III	142,685	$128.58 to $1,288.99	$22,396,340	1.36%	0.60% to 0.75%	11.22% to 11.39%
Gartmore GVIT Emerging Markets Fund Class III	13,678	$155.54 to $155.80	$2,128,827	0.54%	0.65% to 0.75%	31.67% to 31.80%
Gartmore GVIT Global Financial Services Fund Class III	3,758	$129.58 to $129.80	$487,326	2.34%	0.65% to 0.75%	10.34% to 10.45%
Gartmore GVIT Global Health Sciences Fund Class III	4,921	$106.49 to $106.66	$524,450	0.00%	0.65% to 0.75%	7.62% to 7.72%
Gartmore GVIT Global Technology and Communications Fund Class III	6,525	$107.64 to $107.82	$702,733	0.00%	0.65% to 0.75%	-1.25% to -1.16%
Gartmore GVIT Global Utilities Fund Class III	7,071	$133.89 to $134.11	$947,713	2.32%	0.65% to 0.75%	5.69% to 5.79%
Federated GVIT High Income Bond — Class III	2,418	$104.89 to $104.95	$253,481	6.50%	0.65% to 0.75%	4.89% to 4.95%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	25,062	$292.43 to $4,629.79	$11,819,715	1.54%	0.60% to 1.00%	1.58% to 1.99%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	336,566	$315.99 to $3,219.28	$146,730,412	1.64%	0.60% to 0.75%	5.08% to 5.23%
Fidelity VIP Growth Portfolio Initial Class	502,778	$266.59 to $2,716.00	$182,818,370	0.51%	0.60% to 0.75%	5.01% to 5.17%
Fidelity VIP High Income Portfolio Initial Class	91,495	$155.27 to $1,630.65	$19,080,223	14.96%	0.60% to 0.75%	1.94% to 2.09%
Fidelity VIP Overseas Portfolio Initial Class	130,400	$194.06 to $1,974.80	$37,349,783	0.70%	0.60% to 0.75%	18.16% to 18.34%
Fidelity VIP Overseas Portfolio Initial Class R	137,020	$131.22 to $1,315.47	$21,341,056	0.60%	0.60% to 0.75%	18.23% to 18.40%
Fidelity VIP Investment Grade Bond Portfolio Service Class	8,327	$110.06	$916,473	3.11%	0.75%	1.32%
Fidelity VIP Equity-Income Portfolio Service Class	11,468	$143.51	$1,645,778	1.07%	0.75%	4.97%
Fidelity VIP Growth Portfolio Service Class	8,095	$134.34	$1,087,517	0.31%	0.75%	4.89%
Fidelity VIP Overseas Portfolio Service Class	1,304	$184.05	$239,921	0.59%	0.75%	18.09%
Fidelity VIP Overseas Portfolio Service Class R	6,705	$130.98	$878,406	0.37%	0.75%	18.04%
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	138,727	$211.91 to $2,158.94	$43,992,466	2.76%	0.60% to 0.75%	3.27% to 3.42%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	199,063	$194.77 to $1,982.01	$47,170,260	3.59%	0.60% to 0.75%	1.43% to 1.58%
Fidelity VIP II Contrafund Portfolio Initial Class	365,088	$270.14 to $2,740.88	$131,865,992	0.29%	0.60% to 0.75%	16.07% to 16.24%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	49,974	$203.63 to $2,044.44	$12,334,023	0.00%	0.60% to 0.75%	17.32% to 17.50%
Fidelity VIP III Value Strategies Portfolio Service Class	11,040	$171.27 to $1,719.52	$2,189,379	0.00%	0.60% to 0.75%	1.79% to 1.94%
Fidelity Variable Insurance Products Fund IV:
Fidelity VIP Natural Resources Portfolio — Service Class 2	2,430	$134.47 to $134.56	$326,843	0.85%	0.65% to 0.75%	34.47% to 34.56%	(a)
Fidelity VIP Freedom Fund 2010 Portfolio — Service Class	1,252	$107.52 to $107.60	$134,721	0.52%	0.65% to 0.75%	7.52% to 7.60%	(a)
Fidelity VIP Freedom Fund 2020 Portfolio — Service Class	2,865	$110.64 to $110.71	$317,008	0.74%	0.65% to 0.75%	10.64% to 10.71%	(a)
Fidelity VIP Freedom Fund 2030 Portfolio — Service Class	730	$112.74 to $112.81	$82,365	0.90%	0.65% to 0.75%	12.74% to 12.81%	(a)
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,241	$155.71 to $1,584.62	$16,000,795	2.86%	0.60% to 0.75%	0.69% to 0.84%
Neuberger Berman AMT Partners Portfolio	173,411	$133.66 to $2,760.10	$33,087,823	0.95%	0.60% to 0.75%	17.17% to 17.34%
Neuberger Berman AMT Fasciano Portfolio Class S	5,560	$142.27 to $1,428.38	$958,881	0.00%	0.60% to 0.75%	2.13% to 2.28%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	3,023	$160.18 to $1,608.26	$541,510	0.00%	0.60% to 0.75%	12.89% to 13.06%
Neuberger Berman AMT Socially Responsive Portfolio	4,176	$146.83 to $1,474.17	$748,034	0.00%	0.60% to 0.75%	6.06% to 6.22%
Neuberger Berman AMT International Portfolio — Class S	616	$116.92 to $117.00	$72,003	0.16%	0.65% to 0.75%	16.92% to 17.00%	(a)
Neuberger Berman AMT Regency Portfolio — Class S	214	$116.04 to $116.12	$24,775	0.00%	0.65% to 0.75%	16.04% to 16.12%	(a)
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	19,420	$176.31 to $1,794.23	$5,372,232	7.44%	0.60% to 0.75%	-3.75% to -3.61%
Van Eck Worldwide Hard Assets Fund Initial Class	16,311	$265.62 to $2,703.06	$7,706,734	0.32%	0.60% to 0.75%	50.54% to 50.77%
Van Eck Worldwide Emerging Markets Fund Initial Class	78,073	$176.56 to $1,791.42	$22,869,649	0.82%	0.60% to 0.75%	31.01% to 31.21%
Van Eck Worldwide Real Estate Fund Initial Class	15,785	$210.54 to $2,129.71	$4,701,955	2.21%	0.60% to 0.75%	20.11% to 20.29%
Van Eck Worldwide Bond Fund Class R	20,782	$108.10 to $1,083.66	$2,771,982	5.62%	0.60% to 0.75%	-3.83% to -3.69%
Van Eck Worldwide Hard Assets Fund Class R	19,315	$188.44 to $1,889.04	$4,724,798	0.22%	0.60% to 0.75%	50.49% to 50.71%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Van Eck Worldwide Emerging Markets Fund Class R	48,585	$165.76 to $1,661.75	$10,258,252	0.66%	0.60% to 0.75%	30.88% to 31.08%
Van Eck Worldwide Real Estate Fund Class R	21,899	$154.98 to $1,553.66	$4,031,485	1.53%	0.60% to 0.75%	20.11% to 20.29%
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	220,956	$117.56 to $1,192.76	$34,011,465	0.00%	0.60% to 0.75%	16.01% to 16.18%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	—	$53.03 to $534.29	—	0.00%	0.60% to 0.75%	-5.59% to -5.55%	(c)
Wells Fargo Advantage Variable Trust Funds
Wells Fargo Advantage Discovery Fund VT	151,219	$61.11 to $616.31	$9,712,121	0.00%	0.60% to 0.75%	15.23% to 15.35%	(c)
Wells Fargo Opportunity Fund VT	64,603	$117.78 to $1,187.83	$8,255,270	0.00%	0.60% to 0.75%	7.08% to 7.24%	(d)
Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	30,098	$110.48 to $1,110.93	$3,629,774	0.02%	0.60% to 0.75%	3.60% to 3.76%
Dreyfus Developing Leaders Portfolio Initial Shares	1,172	$148.97 to $1,495.62	$247,116	0.00%	0.60% to 0.75%	5.01% to 5.17%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	24,462	$171.81 to $1,739.50	$4,455,409	0.00%	0.60% to 0.75%	6.43% to 6.59%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	61,753	$139.16 to $1,397.16	$9,252,054	1.66%	0.60% to 0.75%	3.91% to 4.07%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	3,969	$128.55 to $1,292.55	$873,158	1.11%	0.60% to 0.75%	12.41% to 12.58%
American Century VP Ultra Fund Class I	16,999	$111.54 to $1,121.54	$2,016,032	0.00%	0.60% to 0.75%	1.40% to 1.56%
American Century VP Value Fund Class I	48,615	$132.29 to $1,330.18	$7,102,333	0.73%	0.60% to 0.75%	4.25% to 4.41%
American Century VP Income and Growth Fund Class I	9,347	$141.60 to $1,453.27	$1,477,346	1.89%	0.60% to 0.75%	3.85% to 4.01%
American Century VP International Fund Class III	8,446	$127.07 to $127.28	$1,073,967	0.89%	0.65% to 0.75%	12.26% to 12.37%
American Century VP Mid Cap Value Fund — Class I	343	$112.66 to $112.74	$38,665	1.18%	0.65% to 0.75%	12.66% to 12.74%	(a)
American Century VP Vista Fund — Class I	144	$114.07 to $114.14	$16,429	0.00%	0.65% to 0.75%	14.07% to 14.14%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	14,308	$108.74 to $1,091.81	$1,804,271	4.39%	0.60% to 0.75%	0.80% to 0.95%
Janus Aspen Series:
Janus Aspen Forty Portfolio Service Shares	15,883	$137.04 to $1,377.94	$2,448,698	0.01%	0.60% to 0.75%	11.72% to 11.88%
Janus Aspen International Growth Portfolio Service Shares	5,119	$160.06 to $1,609.46	$1,257,866	1.09%	0.60% to 0.75%	30.96% to 31.15%
Janus Aspen Global Technology Portfolio Service Shares	2,605	$114.32 to $1,149.50	$305,529	0.00%	0.60% to 0.75%	10.72% to 10.88%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Janus Aspen Balanced Portfolio Service Shares	5,107	$126.06 to $1,265.66	$795,226	2.05%	0.60% to 0.75%	6.86% to 7.02%
Janus Aspen Risk Managed Core Portfolio Service Shares	743	$157.11 to $1,577.35	$162,396	1.43%	0.60% to 0.75%	10.09% to 10.25%
Janus Aspen International Growth Portfolio Service II Shares	5,838	$149.90 to $150.15	$875,717	1.14%	0.65% to 0.75%	31.03% to 31.16%
Janus Aspen Global Technology Portfolio Service II Shares	1,389	$116.38 to $116.57	$161,721	0.00%	0.65% to 0.75%	10.50% to 10.61%
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	36,163	$115.00 to $1,156.38	$4,425,073	0.85%	0.60% to 0.75%	4.32% to 4.47%
Oppenheimer Global Securities Fund VA Initial Class	12,525	$148.17 to $1,489.88	$2,747,732	1.05%	0.60% to 0.75%	13.46% to 13.63%
Oppenheimer Main Street Fund VA Initial Class	19,483	$117.34 to $1,179.93	$2,677,128	1.28%	0.60% to 0.75%	5.19% to 5.34%
Oppenheimer High Income Fund VA Initial Class	5,853	$122.20 to $1,226.86	$794,283	6.19%	0.60% to 0.75%	1.55% to 1.70%
Oppenheimer Main Street Small Cap Fund VA Initial Class	7,147	$178.47 to $1,791.80	$1,488,022	0.00%	0.60% to 0.75%	9.10% to 9.26%
Oppenheimer Global Securities Fund/VA Class III	45,095	$131.66 to $131.88	$5,940,612	0.82%	0.65% to 0.75%	13.49% to 13.60%
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	15,003	$150.43 to $1,510.36	$2,540,277	0.08%	0.60% to 0.75%	4.95% to 5.11%
AIM V.I. Capital Appreciation Fund Series I	2,030	$140.98 to $1,415.45	$286,635	0.09%	0.60% to 0.75%	8.02% to 8.19%
AIM V.I. Capital Development Fund Series I	2,102	$161.43 to $1,620.77	$463,965	0.00%	0.60% to 0.75%	8.79% to 8.95%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	19,395	$108.35 to $1,051.64	$2,220,225	2.98%	0.60% to 0.75%	0.54% to 0.69%
Federated American Leaders Fund II Primary Shares	597	$142.38 to $1,429.53	$84,882	2.06%	0.60% to 0.75%	4.24% to 4.40%
Federated Capital Appreciation Fund II Primary Shares	788	$129.31 to $1,298.29	$122,669	1.07%	0.60% to 0.75%	1.15% to 1.31%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	34,003	$177.08 to $1,777.85	$6,889,528	0.86%	0.60% to 0.75%	8.18% to 8.34%
Franklin Rising Dividends Securities Fund Class I	61,187	$139.14 to $1,397.00	$9,574,564	0.96%	0.60% to 0.75%	2.91% to 3.06%
Templeton Foreign Securities Fund Class I	5,324	$170.81 to $1,714.94	$1,603,003	1.31%	0.60% to 0.75%	9.65% to 9.82%
Templeton Developing Markets Securities Fund — Class 3	4,063	$127.41 to $127.49	$517,685	0.07%	0.65% to 0.75%	27.41% to 27.49%	(a)
Templeton Global Income Securities Fund — Class 3	1,674	$98.32 to $98.39	$164,647	1.28%	0.65% to 0.75%	-1.68% to -1.61%	(a)
AllianceBernstein Variable Products Series Fund Inc:
AllianceBernstein Growth and Income Portfolio Class A	25,189	$142.55 to $1,431.21	$3,838,046	1.45%	0.60% to 0.75%	4.09% to 4.24%
AllianceBernstein Small/Mid Cap Value Portfolio Class A	12,590	$172.49 to $1,731.84	$2,464,073	0.68%	0.60% to 0.75%	6.12% to 6.28%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2005			For the Year Ended December 31, 2005

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	5,019	$129.70 to $1,302.17	$696,805	0.36%	0.60% to 0.75%	3.71% to 3.87%
MFS Value Series Initial Class	14,577	$148.93 to $1,495.29	$2,525,353	0.78%	0.60% to 0.75%	5.87% to 6.02%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	2,559	$142.40 to $1,429.72	$365,035	1.23%	0.60% to 0.75%	4.44% to 4.60%
Putnam VT International Equity Fund Class IB	885	$163.55 to $1,642.09	$309,159	1.44%	0.60% to 0.75%	11.36% to 11.53%
Putnam VT Voyager Fund Class IB	3,939	$128.99 to $1,295.05	$981,059	0.66%	0.60% to 0.75%	4.91% to 5.06%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	8,568	$137.29	$1,176,354	1.99%	0.95%	3.16%
Vanguard Total Bond Market Index Portfolio	6,477	$108.74	$704,467	3.25%	0.95%	1.44%
Vanguard High Yield Bond Portfolio	4,203	$124.72	$524,177	7.28%	0.95%	1.78%
Vanguard Mid Cap Index Portfolio	7,819	$173.17	$1,353,960	0.78%	0.95%	12.90%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	9,174	$109.10 to $1,095.42	$1,127,287	3.50%	0.60% to 0.75%	3.44% to 3.59%
Van Kampen Emerging Markets Debt Portfolio Class I	1,667	$138.23 to $1,387.79	$365,662	7.53%	0.60% to 0.75%	11.41% to 11.58%
Van Kampen U.S. Real Estate Portfolio Class I	21,075	$202.17 to $2,029.80	$4,713,181	1.18%	0.60% to 0.75%	16.18% to 16.35%
T Rowe Price
T Rowe Price Blue Chip Growth Portfolio — Class II	2,658	$112.59 to $112.66	$299,227	0.28%	0.65% to 0.75%	12.59% to 12.66%	(a)
T Rowe Price Equity Income Portfolio — Class II	8,420	$105.84 to $105.91	$891,372	1.62%	0.65% to 0.75%	5.84% to 5.91%	(a)
T Rowe Price Limited Term Bond Portfolio — Class II	564	$100.77 to $100.84	$56,684	2.10%	0.65% to 0.75%	0.77% to 0.84%	(a)

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore Variable Insurance Trust:
Gartmore GVIT Nationwide Fund Class IV	196,949	$268.17 to $7,440.70	148,990,742	1.28%	0.00% to 0.75%	8.93% to 9.75%
Gartmore GVIT Money Market Fund Class IV	271,364	$150.76 to $2,855.40	50,204,139	0.92%	0.00% to 0.75%	0.18% to 0.94%
Gartmore GVIT Government Bond Fund Class IV	80,349	$214.50 to $4,678.58	25,450,982	5.48%	0.00% to 0.75%	2.49% to 3.27%
JP Morgan GVIT Balanced Fund Class IV	68,429	$260.80 to $3,980.82	38,598,170	2.01%	0.35% to 0.75%	7.73% to 8.16%
Gartmore GVIT Mid Cap Growth Fund Class IV	117,490	$403.85 to $6,060.46	71,047,981	0.00%	0.60% to 0.75%	14.47% to 14.64%
Dreyfus GVIT International Value Fund Class IV	125,900	$278.49 to $2,840.40	52,430,593	2.30%	0.60% to 0.75%	19.14% to 19.32%
Gartmore GVIT Growth Fund Class IV	225,104	$91.33 to $922.44	27,251,767	0.33%	0.60% to 0.75%	7.35% to 7.51%
Comstock GVIT Value Fund Class IV	161,859	$127.49 to $1,287.69	28,533,228	1.33%	0.60% to 0.75%	16.54% to 16.72%
Gartmore GVIT Small Company Fund Class IV	182,925	$130.46 to $1,317.73	30,071,390	0.00%	0.60% to 0.75%	18.13% to 18.31%
Gartmore GVIT Small Cap Value Fund Class IV	189,197	$147.05 to $1,485.29	36,643,867	0.00%	0.60% to 0.75%	16.42% to 16.60%
Gartmore GVIT Equity 500 Index Fund Class IV	525,044	$295.12 to $3,002.19	201,807,031	2.71%	0.60% to 0.75%	9.76% to 9.93%
Gartmore GVIT Government Bond Fund Class I	1,934	$105.24	203,502	5.48%	0.75%	2.49%
Gartmore GVIT Investor Destinations Aggressive Fund Class II	9,680	$143.06 to $1,446.14	1,391,244	1.75%	0.60% to 0.75%	13.17% to 13.34%
Gartmore GVIT Investor Destinations Conservative Fund Class II	2,462	$110.71 to $1,099.50	274,990	1.78%	0.60% to 0.75%	3.87% to 4.03%
Gartmore GVIT Investor Destinations Moderate Fund Class II	40,617	$126.73 to $1,268.97	5,361,774	2.24%	0.60% to 0.75%	8.72% to 8.88%
Gartmore GVIT Investor Destinations Moderately Aggressive Fund Class II	48,687	$135.87 to $1,369.11	6,775,636	2.00%	0.60% to 0.75%	11.26% to 11.42%
Gartmore GVIT Investor Destinations Moderately Conservative Fund Class II	7,325	$118.01 to $1,181.05	934,061	2.59%	0.60% to 0.75%	6.36% to 6.52%
Gartmore GVIT Emerging Markets Fund Class I	3,501	$192.22 to $1,927.06	886,108	1.05%	0.60% to 0.75%	19.84% to 20.02%
Dreyfus GVIT Mid Cap Index Fund Class I	11,798	$150.84 to $1,512.21	2,079,725	0.58%	0.60% to 0.75%	14.87% to 15.04%
Federated GVIT High Income Bond Fund Class I	6,739	$120.89 to $1,211.98	1,080,967	7.64%	0.60% to 0.75%	9.27% to 9.44%
Gartmore GVIT Global Financial Services Fund Class I	1,646	$160.77 to $1,611.68	277,605	1.35%	0.60% to 0.75%	20.09% to 20.27%
Gartmore GVIT Global Health Sciences Fund Class I	2,624	$133.99 to $1,343.25	830,411	0.00%	0.60% to 0.75%	7.05% to 7.21%
Gartmore GVIT Global Technology and Communications Fund Class I	1,954	$143.68 to $1,440.41	296,091	0.00%	0.60% to 0.75%	3.53% to 3.69%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Gartmore GVIT Global Utilities Fund Class I	803	$154.23 to $1,546.19	209,397	1.48%	0.60% to 0.75%	29.00% to 29.19%
Gartmore GVIT Small Cap Growth Fund Class I	5,900	$141.45 to $1,418.07	874,492	0.00%	0.60% to 0.75%	12.57% to 12.74%
Gartmore GVIT U.S. Growth Leaders Fund Class I	3,485	$148.81 to $1,491.84	660,354	0.00%	0.60% to 0.75%	11.57% to 11.74%
Van Kampen GVIT Multi Sector Bond Fund Class I	7,900	$111.86 to $1,121.37	1,069,201	4.99%	0.60% to 0.75%	5.74% to 5.90%
Dreyfus GVIT International Value Fund Class III	102,795	$115.61 to $1,157.24	14,007,884	0.85%	0.60% to 0.75%	15.61% to 15.72%	(a)
Gartmore GVIT Emerging Markets Fund Class III	6,238	$118.13 to $118.21	737,078	1.54%	0.65% to 0.75%	18.13% to 18.21%	(a)
Gartmore GVIT Global Financial Services Fund Class III	561	$117.43 to $117.51	65,870	1.35%	0.65% to 0.75%	17.43% to 17.51%	(a)
Gartmore GVIT Global Health Sciences Fund Class III	1,842	$98.95 to $99.02	182,295	0.00%	0.65% to 0.75%	-1.05% to -0.98%	(a)
Gartmore GVIT Global Technology and Communications Fund Class III	3,563	$109.01 to $109.08	388,537	0.00%	0.65% to 0.75%	9.01% to 9.08%	(a)
Gartmore GVIT Global Utilities Fund Class III	2,258	$126.69 to $126.77	286,235	1.42%	0.65% to 0.75%	26.69% to 26.77%	(a)
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A:
Zero Coupon Bond Series Fund	26,566	$287.89 to $4,539.64	12,325,976	0.00%	0.60% to 1.00%	-0.01% to 0.39%
Fidelity Variable Insurance Products Fund:
Fidelity VIP Equity-Income Portfolio Initial Class	366,652	$300.72 to $3,059.17	151,069,715	1.53%	0.60% to 0.75%	10.70% to 10.86%
Fidelity VIP Growth Portfolio Initial Class	559,541	$253.87 to $2,582.55	192,438,305	0.27%	0.60% to 0.75%	2.61% to 2.76%
Fidelity VIP High Income Portfolio Initial Class	108,255	$152.33 to $1,597.29	21,748,496	8.62%	0.60% to 0.75%	8.77% to 8.94%
Fidelity VIP Overseas Portfolio Initial Class	164,496	$164.23 to $1,668.81	38,859,321	1.24%	0.60% to 0.75%	12.79% to 12.96%
Fidelity VIP Overseas Portfolio Initial Class R	113,387	$110.99 to $1,111.02	14,497,940	0.00%	0.60% to 0.75%	10.99% to 11.10%	(a)
Fidelity VIP Investment Grade Bond Portfolio Service Class	6,188	$108.63	672,164	2.93%	0.75%	3.54%
Fidelity VIP Equity-Income Portfolio Service Class	5,950	$136.72	813,534	0.52%	0.75%	10.55%
Fidelity VIP Growth Portfolio Service Class	5,452	$128.08	698,296	0.10%	0.75%	2.49%
Fidelity VIP Overseas Portfolio Service Class	1,482	$155.86	230,920	0.94%	0.75%	12.64%
Fidelity VIP Overseas Portfolio Service Class R	2,905	$110.96	322,400	0.00%	0.75%	10.96%	(a)
Fidelity Variable Insurance Products Fund II:
Fidelity VIP II Asset Manager Portfolio Initial Class	157,168	$205.20 to $2,087.47	47,476,280	2.72%	0.60% to 0.75%	4.68% to 4.84%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Fidelity VIP II Investment Grade Bond Portfolio Initial Class	192,103	$192.02 to $1,951.14	46,034,857	4.11%	0.60% to 0.75%	3.67% to 3.83%
Fidelity VIP II Contrafund Portfolio Initial Class	371,697	$232.75 to $2,357.96	114,652,659	0.33%	0.60% to 0.75%	14.61% to 14.79%
Fidelity Variable Insurance Products Fund III:
Fidelity VIP III Mid Cap Portfolio Service Class	36,442	$173.56 to $1,739.97	7,590,164	0.00%	0.60% to 0.75%	23.84% to 24.03%
Fidelity VIP III Value Strategies Portfolio Service Class	11,641	$168.25 to $1,686.75	2,540,271	0.00%	0.60% to 0.75%	13.14% to 13.31%
Neuberger Berman Advisers Management Trust:
Neuberger Berman AMT Limited Maturity Bond Portfolio Class I	82,568	$154.65 to $1,571.45	16,075,368	3.63%	0.60% to 0.75%	0.03% to 0.18%
Neuberger Berman AMT Partners Portfolio	186,553	$114.08 to $2,352.19	29,576,931	0.01%	0.60% to 0.75%	18.09% to 18.26%
Neuberger Berman AMT Fasciano Portfolio Class S	5,642	$139.30 to $1,396.50	956,675	0.00%	0.60% to 0.75%	11.04% to 11.21%
Neuberger Berman AMT Mid Cap Growth Portfolio Class I	2,424	$141.89 to $1,422.45	378,771	0.00%	0.60% to 0.75%	15.44% to 15.61%
Neuberger Berman AMT Socially Responsive Portfolio	1,499	$138.44 to $1,387.85	322,367	0.00%	0.60% to 0.75%	12.43% to 12.60%
Van Eck Worldwide InsuranceTrust:
Van Eck Worldwide Bond Fund Initial Class	23,921	$183.19 to $1,861.44	6,542,406	9.29%	0.60% to 0.75%	8.34% to 8.50%
Van Eck Worldwide Hard Assets Fund Initial Class	17,875	$176.44 to $1,792.88	5,244,487	0.41%	0.60% to 0.75%	23.30% to 23.49%
Van Eck Worldwide Emerging Markets Fund Initial Class	93,763	$134.77 to $1,365.32	20,806,544	0.59%	0.60% to 0.75%	24.95% to 25.14%
Van Eck Worldwide Real Estate Fund Initial Class	20,261	$175.29 to $1,770.53	4,739,271	1.57%	0.60% to 0.75%	35.19% to 35.40%
Van Eck Worldwide Bond Fund Class R	15,037	$112.41 to $1,125.19	1,890,358	0.00%	0.60% to 0.75%	12.41% to 12.52%	(a)
Van Eck Worldwide Hard Assets Fund Class R	13,300	$125.22 to $1,253.42	1,942,521	0.00%	0.60% to 0.75%	25.22% to 25.34%	(a)
Van Eck Worldwide Emerging Markets Fund Class R	40,952	$126.65 to $1,267.77	6,224,264	0.00%	0.60% to 0.75%	26.65% to 26.78%	(a)
Van Eck Worldwide Real Estate Fund Class R	13,922	$129.03 to $1,291.57	2,156,401	0.00%	0.60% to 0.75%	29.03% to 29.16%	(a)
The Alger American Fund:
Alger American Small Capitalization Portfolio Class O Shares	240,324	$101.33 to $1,026.62	31,495,575	0.00%	0.60% to 0.75%	15.70% to 15.87%
Strong Variable Insurance Funds, Inc.:
Strong Mid Cap Growth Fund II Investor Class	160,674	$56.17 to $565.67	9,552,388	0.00%	0.60% to 0.75%	18.27% to 18.44%
Strong Opportunity Fund II, Inc.:
Strong Opportunity Fund II Investor Class	78,790	$109.99 to $1,107.63	9,433,245	0.00%	0.60% to 0.75%	17.34% to 17.51%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Dreyfus Variable Investment Fund:
Dreyfus Appreciation Portfolio Initial Shares	24,941	$106.64 to $1,070.72	2,879,968	1.89%	0.60% to 0.75%	4.26% to 4.42%
Dreyfus Developing Leaders Portfolio Initial Shares	1,334	$141.85 to $1,422.10	234,394	0.25%	0.60% to 0.75%	10.51% to 10.67%
Dreyfus Investment Portfolios:
Dreyfus Small Cap Stock Index Portfolio Service Shares	17,019	$161.42 to $1,631.90	2,980,808	0.45%	0.60% to 0.75%	20.97% to 21.16%
Dreyfus Stock Index Fund, Inc.:
Dreyfus Stock Index Fund Initial Shares	41,223	$133.92 to $1,342.56	6,128,241	2.15%	0.60% to 0.75%	9.81% to 9.98%
American Century Variable Portfolios, Inc.:
American Century VP International Fund Class I	4,861	$114.35 to $1,148.13	725,999	0.58%	0.60% to 0.75%	14.07% to 14.24%
American Century VP Ultra Fund Class I	13,059	$109.99 to $1,104.35	1,521,673	0.00%	0.60% to 0.75%	9.85% to 10.01%
American Century VP Value Fund Class I	33,418	$126.89 to $1,274.03	4,856,439	0.98%	0.60% to 0.75%	13.48% to 13.65%
American Century VP Income and Growth Fund Class I	8,225	$136.35 to $1,397.29	1,220,343	1.09%	0.60% to 0.75%	12.15% to 12.32%
American Century VP International Fund Class III	5,088	$113.19 to $113.27	576,126	0.00%	0.65% to 0.75%	13.19% to 13.27%	(a)
American Century Variable Portfolios II, Inc.:
American Century VP Inflation Protection Fund Class II	10,112	$107.88 to $1,081.48	1,163,323	3.32%	0.60% to 0.75%	5.02% to 5.18%
Janus Aspen Series:
Janus Aspen Capital Appreciation Portfolio Service Shares	12,839	$122.66 to $1,231.57	1,706,618	0.03%	0.60% to 0.75%	17.09% to 17.26%
Janus Aspen International Growth Portfolio Service Shares	5,556	$122.23 to $1,227.17	717,229	0.84%	0.60% to 0.75%	17.8% to 17.98%
Janus Aspen Global Technology Portfolio Service Shares	3,169	$103.25 to $1,036.66	354,583	0.00%	0.60% to 0.75%	-0.19% to -0.04%
Janus Aspen Balanced Portfolio Service Shares	4,775	$117.97 to $1,182.65	776,451	2.32%	0.60% to 0.75%	7.48% to 7.65%
Janus Aspen Risk Managed Core Portfolio Service Shares	487	$142.71 to $1,430.7	102,404	1.99%	0.60% to 0.75%	16.59% to 16.76%
Janus Aspen International Growth Portfolio Service II Shares	2,868	$114.40 to $114.47	328,151	0.64%	0.65% to 0.75%	14.4% to 14.47%	(a)
Janus Aspen Global Technology Portfolio Service II Shares	725	$105.32 to $105.39	76,312	0.00%	0.65% to 0.75%	5.32% to 5.39%	(a)
Oppenheimer Variable Account Funds:
Oppenheimer Capital Appreciation Fund VA Initial Class	30,951	$110.25 to $1,106.88	3,670,077	0.23%	0.60% to 0.75%	6.14% to 6.3%
Oppenheimer Global Securities Fund VA Initial Class	14,246	$130.60 to $1,311.22	2,469,922	1.40%	0.60% to 0.75%	18.27% to 18.45%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Oppenheimer Main Street Fund VA Initial Class	16,479	$111.56 to $1,120.07	2,255,655	0.77%	0.60% to 0.75%	8.64% to 8.8%
Oppenheimer High Income Fund VA Initial Class	4,614	$120.33 to $1,206.31	637,680	4.83%	0.60% to 0.75%	8.15% to 8.31%
Oppenheimer Main Street Small Cap Fund VA Initial Class	5,183	$163.58 to $1,639.87	1,029,299	0.00%	0.60% to 0.75%	18.53% to 18.71%
Oppenheimer Global Securities Fund/VA Class III	25,810	$116.02 to $116.09	2,995,079	0.00%	0.65% to 0.75%	16.02% to 16.09%	(a)
AIM Variable Insurance Funds:
AIM V.I. Basic Value Fund Series I	17,298	$143.34 to $1,436.99	2,690,650	0.00%	0.60% to 0.75%	10.24% to 10.41%
AIM V.I. Capital Appreciation Fund Series I	720	$130.51 to $1,308.34	94,116	0.00%	0.60% to 0.75%	5.83% to 5.99%
AIM V.I. Capital Development Fund Series I	2,451	$148.39 to $1,487.61	431,652	0.00%	0.60% to 0.75%	14.64% to 14.81%
Federated Insurance Series:
Federated Quality Bond Fund II Primary Shares	11,823	$104.35 to $1,044.40	1,371,751	3.27%	0.60% to 0.75%	2.85% to 3.00%
Federated American Leaders Fund II Primary Shares	467	$136.59 to $1,369.34	63,671	1.22%	0.60% to 0.75%	8.96% to 9.12%
Federated Capital Appreciation Fund II Primary Shares	835	$127.83 to $1,281.55	106,720	0.48%	0.60% to 0.75%	6.59% to 6.75%
Franklin Templeton Variable Insurance Products Trust:
Franklin Small Cap Value Securities Fund Class I	22,889	$163.69 to $1,641.03	4,509,111	0.24%	0.60% to 0.75%	23.16% to 23.35%
Franklin Rising Dividends Securities Fund Class I	42,426	$135.21 to $1,355.47	6,747,251	0.59%	0.60% to 0.75%	10.42% to 10.58%
Templeton Foreign Securities Fund Class I	5,670	$155.77 to $1,561.64	1,342,404	1.34%	0.60% to 0.75%	17.98% to 18.16%
Franklin Templeton Variable Insurance Products Trust:
AllianceBernstein Growth and Income Portfolio Class A	18,410	$136.96 to $1,372.98	2,915,703	0.87%	0.60% to 0.75%	10.63% to 10.80%
AllianceBernstein Small Cap Value Portfolio Class A	8,356	$162.55 to $1,629.57	1,562,996	0.22%	0.60% to 0.75%	18.41% to 18.59%
MFS Variable Insurance Trust:
MFS Investors Growth Stock Series Initial Class	4,011	$125.06 to $1,253.71	550,065	0.00%	0.60% to 0.75%	8.37% to 8.53%
MFS Value Series Initial Class	14,385	$140.68 to $1,410.33	2,339,582	0.45%	0.60% to 0.75%	14.32% to 14.49%
Putnam Variable Trust:
Putnam VT Growth & Income Fund Class IB	1,191	$136.34 to $1,366.84	165,116	1.01%	0.60% to 0.75%	10.28% to 10.45%
Putnam VT International Equity Fund Class IB	955	$146.87 to $1,472.35	297,222	1.70%	0.60% to 0.75%	15.33% to 15.50%
Putnam VT Voyager Fund Class IB	2,733	$122.96 to $1,232.65	777,349	0.21%	0.60% to 0.75%	4.25% to 4.40%
Vanguard Variable Insurance Fund:
Vanguard Equity Income Portfolio	6,172	$133.09	821,499	1.24%	0.95%	12.25%

The Nationwide Provident VLI Separate Account 1
     of Nationwide Life Insurance Company of America
     Notes to Financial Statements — continued

7.	Financial Highlights, continued

	At December 31, 2004			For the Year Ended December 31, 2004

		Unit Fair Value	Policyholders’	Net Investment	Expense Ratio**	Total Return***
	Units	Lowest to Highest	Equity	Income Ratio*	Lowest to Highest	Lowest to Highest

Vanguard Total Bond Market Index Portfolio	4,128	$107.20	442,482	3.52%	0.95%	3.22%
Vanguard High Yield Bond Portfolio	3,298	$122.54	404,091	4.53%	0.95%	7.50%
Vanguard Mid Cap Index Portfolio	4,286	$153.38	657,363	0.48%	0.95%	19.18%
Van Kampen — The Universal Institutional Funds, Inc.:
Van Kampen Core Plus Fixed Income Portfolio Class I	4,885	$105.48 to $1,057.43	579,942	3.75%	0.60% to 0.75%	3.59% to 3.74%
Van Kampen Emerging Markets Debt Portfolio Class I	1,732	$124.06 to $1,243.75	270,709	6.72%	0.60% to 0.75%	9.24% to 9.40%
Van Kampen U.S. Real Estate Portfolio Class I	14,908	$174.02 to $1,744.52	2,902,313	1.53%	0.60% to 0.75%	35.38% to 35.58%

*	These ratios represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values on redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

**	These ratios represent the range of annualized policy expenses of the Separate Account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying fund are excluded.

***	These ratios represent the range of minimum and maximum total return for the period indicated and includes a deduction only for expenses assessed through the daily unit value calculation (included in the expense ratio). The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)	Note that these funds were added during the year and the total returns are not annualized. Minimum and maximim ranges are not shown for underlying mutual fund options for which a single policy expense rate is representative of all units issued and outstanding at period end.

(c)	Effective the close of business on April 8, 2005, Strong Variable Insurance Funds Inc merged with Wells Fargo Advantage Variable Trust Funds. As a result of the merger at the close of business on April 8, 2005, this fund replaced the corresponding Strong Variable Insurance Fund (See Note 1). Performance for the funds are reported separately.

(d)	Effective the close of business on April 8, 2005, Strong Opportunity Fund II, Inc merged with Wells Fargo Advantage Variable Trust Funds. Subaccount performance prior to the close of business on April 8, 2005 reflects performance for the corresponding Strong Variable Insurance Fund (See Note 1).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of (loss) income, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, in 2007.

/s/ KPMG LLP
Columbus, Ohio
March 2, 2009

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of (Loss) Income

(in millions)

	Years ended December 31,
	2008	2007	2006
Revenues:
Policy charges	$1,168.0	$1,208.3	$1,132.6
Premiums	283.5	291.7	308.3
Net investment income	1,687.0	1,975.8	2,058.5
Net realized investment (losses) gains	(1,439.3)	(166.2)	7.1
Other income	6.4	7.5	0.2

Total revenues	1,705.6	3,317.1	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Benefits and claims	660.3	479.3	450.3
Policyholder dividends	26.4	24.5	25.6
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Interest expense, primarily with Nationwide Financial Services, Inc. (NFS)	61.8	70.0	65.5
Other operating expenses	516.1	529.5	536.8

Total benefits and expenses	3,069.7	2,734.4	2,858.6

(Loss) income from continuing operations before federal income tax (benefit) expense	(1,364.1)	582.7	648.1
Federal income tax (benefit) expense	(534.3)	128.5	28.7

(Loss) income from continuing operations	(829.8)	454.2	619.4
Cumulative effect of adoption of accounting principle, net of taxes	—	(6.0)	—

Net (loss) income	$(829.8)	$448.2	$619.4

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Balance Sheets

(in millions, except per share amounts)

	December 31,
	2008	2007
Assets
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (amortized cost $21,820.9 and $24,021.2)	$19,247.2	$23,933.4
Equity securities (amortized cost $30.9 and $69.6)	26.5	72.9
Mortgage loans on real estate, net	7,189.9	7,615.4
Short-term investments, including amounts managed by a related party	2,780.9	959.1
Other investments	1,305.5	1,330.8

Total investments	30,550.0	33,911.6

Cash	36.7	1.3
Accrued investment income	300.9	314.3
Deferred policy acquisition costs	4,423.9	3,997.4
Other assets	2,564.0	1,638.9
Separate account assets	46,936.9	69,676.5

Total assets	$84,812.4	$109,540.0

Liabilities and Shareholder’s Equity
Liabilities:
Future policy benefits and claims	$32,536.3	$31,998.4
Short-term debt	249.7	285.3
Long-term debt, payable to NFS	700.0	700.0
Other liabilities	2,110.5	2,642.6
Separate account liabilities	46,936.9	69,676.5

Total liabilities	82,533.4	105,302.8

Shareholder’s equity:
Common stock ($1 par value; authorized - 5.0 shares; issued and outstanding - 3.8 shares)	3.8	3.8
Additional paid-in capital	613.2	274.4
Retained earnings	2,973.2	4,049.5
Accumulated other comprehensive loss	(1,311.2)	(90.5)

Total shareholder’s equity	2,279.0	4,237.2

Total liabilities and shareholder’s equity	$84,812.4	$109,540.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Changes in Shareholder’s Equity

(in millions)

	Capital shares	Additional paid-in capital	Retained earnings	Accumlated other comprehensive income (loss)	Total shareholder’s equity
Balance as of December 31, 2005	3.8	274.4	3,894.4	93.6	4,266.2

Dividends to NFS	—	—	(375.0)	—	(375.0)

Comprehensive income:
Net income	—	—	619.4	—	619.4
Other comprehensive loss, net of taxes	—	—	—	(64.9)	(64.9)

Total comprehensive income					554.5

Balance as of December 31, 2006	3.8	274.4	4,138.8	28.7	4,445.7

Dividends to NFS	—	—	(537.5)	—	(537.5)

Comprehensive income:
Net income	—	—	448.2	—	448.2
Other comprehensive loss, net of taxes	—	—	—	(119.2)	(119.2)

Total comprehensive income					329.0

Balance as of December 31, 2007	$3.8	$274.4	$4,049.5	$(90.5)	$4,237.2

Dividends to NFS			(246.5)		(246.5)
Capital contributed by NFS		338.8			338.8

Comprehensive income:
Net loss			(829.8)		(829.8)
Other comprehensive loss, net of taxes				(1,220.7)	(1,220.7)

Total comprehensive loss					(2,050.5)

Balance as of December 31, 2008	$3.8	$613.2	$2,973.2	$(1,311.2)	$2,279.0

See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Cash Flows

(in millions)

	Years ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(829.8)	$448.2	$619.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Net realized investment losses (gains)	1,439.3	166.2	(7.1)
Interest credited to policyholder accounts	1,130.6	1,262.6	1,330.1
Capitalization of deferred policy acquisition costs	(572.2)	(612.6)	(569.6)
Amortization of deferred policy acquisition costs	674.5	368.5	450.3
Amortization and depreciation	6.7	22.3	46.6
Decrease (increase) in other assets	64.5	557.4	(336.2)
(Decrease) increase in policy and other liabilities	(226.1)	(331.8)	54.1
(Increase) decrease in derivative assets	(1,030.7)	(146.9)	38.2
Increase in derivative liabilities	153.9	101.5	174.7
Other, net	3.7	8.5	0.1

Net cash provided by operating activities	814.4	1,843.9	1,800.6

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	3,935.6	4,379.8	5,128.6
Proceeds from sale of securities available-for-sale	4,185.2	4,657.5	2,267.3
Proceeds from repayments or sales of mortgage loans on real estate	763.1	2,467.7	2,430.8
Cost of securities available-for-sale acquired	(6,831.8)	(8,008.3)	(5,658.9)
Cost of mortgage loans on real estate originated or acquired	(358.7)	(1,887.0)	(2,180.4)
Net decrease (increase) in short-term investments	(1,827.0)	762.9	(125.4)
Collateral received (paid), net	603.4	(175.6)	(332.6)
Other, net	(34.0)	(68.6)	52.1

Net cash provided by investing activities	435.8	2,128.4	1,581.5

Cash flows from financing activities:
Net increase (decrease) in short-term debt	(35.6)	210.1	(167.1)
Capital contributed by NFS	153.4	—	—
Cash dividends paid to NFS	(181.8)	(537.5)	(375.0)
Investment and universal life insurance product deposits and other additions	3,511.1	3,586.1	3,400.8
Investment and universal life insurance product withdrawals and other deductions	(4,795.9)	(7,230.2)	(6,241.2)
Other, net	134.0	—	—

Net cash used in financing activities	(1,214.8)	(3,971.5)	(3,382.5)

Net increase (decrease) in cash	35.4	0.8	(0.4)
Cash, beginning of period	1.3	0.5	0.9

Cash, end of period	$36.7	$1.3	$0.5

Supplemental Non-cash Disclosure:
Dividends paid to NFS	$(64.6)	$—	$—
Capital contributed by NFS	185.4	—	—
See accompanying notes to consolidated financial statements.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

(1)	Nature of Operations
Nationwide Life Insurance Company (NLIC, or collectively with its subsidiaries, the Company) was incorporated in 1929 and is an Ohio stock legal reserve life insurance company. The Company is a member of the Nationwide group of companies (Nationwide), which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by NFS, a holding company formed by Nationwide Corporation (Nationwide Corp.), a majority-owned subsidiary of NMIC.

On August 6, 2008, NFS entered into a definitive agreement for NMIC, and Nationwide Corporation (Nationwide Corp.)., to acquire all of the outstanding publicly held Class A common shares of NFS for $52.25 per share in cash. The transaction closed on January 1, 2009 and NFS became a privately held subsidiary of Nationwide Corp.

Wholly-owned subsidiaries of NLIC as of December 31, 2008 include Nationwide Life and Annuity Insurance Company (NLAIC) and Nationwide Investment Services Corporation (NISC). NLAIC offers universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and individual annuity contracts on a non-participating basis. NISC is a registered broker/dealer.

The Company is a leading provider of long-term savings and retirement products in the United States of America (U.S.). The Company develops and sells a diverse range of products including individual annuities, private and public sector group retirement plans, other investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network. Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker/dealers, financial institutions, wirehouse and regional firms, pension plan administrators, and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (NRS), and Nationwide Financial Network (NFN) producers. The Company also distributes products through the agency distribution force of its ultimate parent company, NMIC.

As of December 31, 2008 and 2007, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The Company’s significant accounting policies that materially affect financial reporting are summarized below. The accompanying consolidated financial statements were prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC); whether an available-for-sale security is other-than-temporarily impaired, valuation allowances for mortgage loans on real estate; valuation of derivatives; the liability for future policy benefits and claims, including the valuation of embedded derivative resulting from living benefit contracts; and federal income tax provision. Although some variability is inherent in these estimates, recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company determined that certain cash flows related to future policy benefits and claims totaling $111.9 million for the three months ended March 31, 2008, which were included as cash flows provided by operating activities on the condensed consolidated statements of cash flows in the applicable Quarterly Report on Form 10-Q, should have been presented as financing activities. The net cash provided by operating activities for the three months ended March 31, 2008 as originally filed and revised was $351.1 million and $239.2 million, respectively. The net cash used in financing activities for the three months ended March 31, 2008 as originally filed and revised was $368.9 million and $257.0 million, respectively. They will be presented in that manner on a comparative basis in the 2009 filings. The consolidated statement of cash flows for 2008 included in this filing reflects the revised presentation described above.

Certain items in the 2007 and 2006 consolidated financial statements and related notes have been reclassified to conform to the current presentation.

(a) Consolidation Policy

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. Minority interest expense is included in other operating expenses in the consolidated statements of (loss) income, and the minority interest liability is included in other liabilities on the consolidated balance sheets. All significant intercompany balances and transactions were eliminated in consolidation.

(b) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income taxes reported as a separate component of accumulated other comprehensive (loss) income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

For fixed maturity and marketable equity securities for which market quotations generally are available, the Company generally uses independent pricing services to assist in determining the fair value measurement. For certain fixed maturity securities not priced by independent services (generally private placement securities without quoted market prices), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining private spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. The Company also utilized broker quotes in pricing securities or to validate modeled prices.

For mortgage-backed securities (MBSs), the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For debt securities not subject to Emerging Issues Task Force Issue (EITF) No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, as amended by Financial Accounting Standards Board (FASB) Staff Position (FSP) EITF 99-20-1 (EITF 99-20), as well as debt securities subject to EITF 99-20, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is probable that the Company will not recover all contractual amounts when due. Furthermore, equity securities may experience other-than-temporary impairments based on prospects of recovery in a reasonable period of time. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security. Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

In addition to the above, for certain beneficial interests in securitized financial assets with contractual cash flows, including asset-backed securities (ABSs), EITF 99-20 also requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is not greater than or equal to its carrying value based on current information and events, and if there has been , or if it is probable that, an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the investment to fair value.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to either the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an allowance not yet specifically identified by loan for probable losses inherent in the loan portfolio as of the balance sheet date. The valuation allowance account for mortgage loans on real estate reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Changes in the valuation allowance are recorded in net realized investment gains and losses. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

Real estate to be held and used is carried at cost less accumulated depreciation. Real estate designated as held for disposal is not depreciated and is carried at the lower of the carrying value at the time of such designation or fair value less cost to sell. Other long-term investments are carried on the equity method of accounting.

Impairment losses are recorded on investments in long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowance and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(c) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps, cross-currency swaps or Euro futures to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in net realized investment gains and losses. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in net realized investment gains and losses.

The Company enters into interest rate swaps to hedge the variability in cash flows and investment income due to changes in the benchmark interest rates on variable rate assets and liabilities. The Company also enters into cross-currency interest rate swaps to eliminate the currency risk on variable rate and fixed rate foreign denominated assets. Derivative instruments classified as cash flow hedges are carried at fair value, with the effective portion of changes in fair value recorded in other comprehensive income and the ineffective portion recorded in net realized investment gains and losses.

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder accounts consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as net realized investment gains and losses, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap is not effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in net realized investment gains and losses.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(d) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI), bank-owned life insurance (BOLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administrative fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administrative fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits, and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase. The Company carries cash and cash equivalents at cost, which approximates fair value.

(f) Deferred Policy Acquisition Costs

Investment and universal life insurance products. The Company has deferred certain costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new and renewal business. In addition, the Company defers sales inducements, such as interest credit bonuses and jumbo deposit bonuses. Investment products primarily consist of individual and group variable and fixed deferred annuities in the Individual Investments and Retirement Plans segments. Universal life insurance products include universal life insurance, variable universal life insurance, COLI, BOLI and other interest-sensitive life insurance policies in the Individual Protection segment. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

For investment and universal life insurance products, the Company amortizes DAC with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administrative fees, surrender charges, and net realized investment gains and losses less policy benefits and policy maintenance expenses. The Company adjusts the DAC asset related to investment and universal life insurance products to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(b).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The assumptions used in the estimation of future gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies, and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins and mortality. Currently, the Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year and varies by product. The Company reviews this assumption, like others, as part of its annual process. If this assumption were unlocked, the date of the unlocking could become the anchor date used in the reversion to the mean process (defined below). Variances from the long-term assumption are expected since the majority of the investments in the underlying separate accounts are in equity securities, which strongly correlate in the aggregate with the Standard & Poor’s (S&P) 500 Index. The Company bases its reversion to the mean process on actual net separate account investment performance from the anchor date to the valuation date. The Company then assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The assumed net separate account investment performance used in the DAC models is intended to reflect what is anticipated. However, based on historical returns of the S&P 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits net separate account investment performance to 0-15% during the three-year reversion period. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated long-term general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in long-term lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

In addition to the comprehensive annual study of assumptions, management evaluates the appropriateness of the individual variable annuity DAC balance quarterly within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during a given period, assumptions are required to be unlocked, and DAC is recalculated using revised best estimate assumptions. When DAC assumptions are unlocked and revised, the Company continues to use the reversion to the mean process. See below for a discussion of 2008 and 2007 assumption changes that impacted DAC amortization and related balances.

During the second quarter of 2007, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including sales inducement assets, unearned revenue reserves, and guaranteed minimum death and income benefit reserves. This review included all assumptions, including expected separate account investment returns during the three-year reversion period, lapse rates, mortality and expenses. The Company determined as part of this annual review that the overall separate account returns were expected to exceed previous estimates due to favorable financial market trends. Additionally, while the Company estimated that the overall profitability of its variable products had improved, it expected the long-term net growth in separate account investment performance to moderate.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Accordingly, the second quarter 2007 unlocking process included changes in several assumptions, including assumptions affecting net separate account investment performance. This unlocking resulted in a net increase in DAC and a benefit to DAC amortization and other related balances totaling $221.6 million pre-tax, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $196.4 million; Retirement Plans - $10.5 million; and Individual Protection - $14.7 million. First, the Company reset the anchor date for its reversion to the mean calculations, which increased the annual net separate account growth rate to 7% during the first three years of the projection period from 0% (which was the rate of return for the three-year reversion period required from the previous anchor date). Second, as a result of its current analysis, including its evaluation of ongoing trends and expectations regarding financial market performance, the Company unlocked and reset its long-term assumption for net separate account growth rates to 7% from 8%. This decreased the net separate account growth rate by 1% to 7% for all years subsequent to the three-year reversion period. The combination of resetting these two factors resulted in a $167.0 million increase in DAC and benefit to DAC amortization and other related balances. The impact of changing the annual net separate account growth rate from 0% to 7% during the three-year reversion period had a much larger effect on the DAC balance when compared to the 1% incremental change in the long-term assumption for net separate account investment performance. The remainder of the increase in DAC and benefit to DAC amortization and other related balances resulting from the DAC unlocking process primarily was related to the recorded balance of individual variable annuity DAC falling outside the Company’s preset parameters for the prescribed period, which was driven by favorable market performance in excess of the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a $78.8 million increase in DAC and benefit to DAC amortization and other related balances. This was partially offset by a $24.2 million decrease in DAC and increase in DAC amortization and other related balances due to increasing estimated lapse rates for fixed annuity and BOLI products.

During the second quarter of 2007, the Company added a new feature to its existing guaranteed minimum withdrawal benefit rider, Lifetime Income (L.inc). This new feature resulted in a substantial change in the existing contracts and, therefore, an extinguishment of the DAC associated with those contracts pursuant to the American Institute of Certified Public Accountants’ (AICPA) Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). As a result, the Company eliminated existing DAC and other related balances resulting in a $135.0 million pre-tax charge.

At the end of the second quarter of 2008, the Company determined as part of its comprehensive annual study of assumptions that certain assumptions should be unlocked. The unlocked assumptions primarily related to lapse and spread assumptions in the Individual Investments segment, the assumed growth rate on deposits per contract in the Retirement Plans segment, and mortality and lapse assumptions in the Individual Protection segment. Therefore, in the second quarter of 2008, the Company recorded the following pre-tax adjustments: 1) a decrease in DAC and additional DAC amortization of $13.4 million; 2) a decrease in other assets and additional benefits and claims of $0.6 million; and 3) a decrease in unearned revenue liability and additional administrative fees of $3.1 million. The net impact of this activity was a $10.9 million unfavorable pre-tax adjustment to net income in the second quarter of 2008, which was reported in the following segments in the pre-tax amounts indicated: Individual Investments - $9.4 million unfavorable; Retirement Plans - $2.3 million unfavorable; and Individual Protection - $0.8 million favorable.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters for the prescribed period, which primarily was driven by unfavorable market performance compared to the assumed net separate account returns. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances totaling $177.2 million pre-tax in the Individual Investments segment. During the fourth quarter of 2008, the Company’s recorded balance of individual variable annuity DAC fell outside the Company’s preset parameters, which primarily was driven by continued unfavorable market performance compared to assumed net separate account returns. Management made a determination that it was not reasonably possible to get back within the preset parameters during the remaining prescribed period. Accordingly, the Company recalculated DAC using revised best estimate assumptions, which resulted in a decrease in DAC and an increase in DAC amortization and other related balances of $243.1 million pre-tax in the Individual Investments segment. The Company continues to use the reversion to the mean process with the anchor date that was reset during the second quarter 2007 unlocking as described above. The Company evaluated the assumed separate account performance level over the next three years and determined that the assumptions inherent in the reversion period were reasonable. The annual net separate account growth rate for the mean reversion period is 15%, the maximum rate under the Company’s parameters. Accordingly, future periods may incur additional amortization of DAC if the Company’s actual returns are less than assumed.

Traditional life insurance products. Generally, DAC related to traditional life insurance products is amortized with interest over the premium-paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue is estimated using the same assumptions as those used for computing liabilities for future policy benefits at issuance. Under existing accounting guidance, the concept of DAC unlocking does not apply to traditional life insurance products, although evaluations of DAC for recoverability at the time of policy issuance and loss recognition testing at each reporting period are required.

(g) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value primarily based on market quotations of the underlying securities. Investment income and realized investment gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the consolidated statements of (loss) income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to contract guarantees, which are riders to existing variable annuity contracts.

(h) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The Company’s liability for funding agreements to an unrelated third party trust related to the Company’s medium-term note (MTN) program equals the balance that accrues to the benefit of the contractholder, including interest credited. The funding agreements constitute insurance obligations and are considered annuity contracts under Ohio insurance laws.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(i) Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2008 (6% in 2007 and 8% in 2006), 44% of the number of life insurance policies in force in 2008 (48% in 2007 and 50% in 2006) and 7% of life insurance statutory premiums in 2008 (7% in 2007 and 5% in 2006). The provision for policyholder dividends was based on the current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

(j) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of (loss) income. Management has established reserves in accordance with FIN 48 based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves quarterly based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(k) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.

(l) Change in Accounting Principle

Historically, the Company accrued for legal costs associated with litigation defense and regulatory investigations by estimating the ultimate costs of such activity. Beginning April 1, 2007, the Company’s accrual for such legal expenses includes only the amount for services that have been provided but not yet paid. The Company believes the newly adopted accounting principle is preferable because it more accurately reflects expenses in the periods in which they are incurred. The Company continues to estimate and accrue the ultimate amounts expected to be paid for litigation and regulatory investigation loss contingencies. The Company has presented its consolidated financial statements and accompanying notes as applicable for all periods presented to retroactively apply the adoption of this change in accounting principle.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the impact of the change in accounting principle described above for the years ended December 31:

(in millions)	2007	2006
Other operating expenses	$2.8	$5.0
Net income	(1.9)	(3.1)
The cumulative effect of the change on retained earnings as of January 1, 2006 was an $11.0 million increase.

(3)	Recently Issued Accounting Standards
In January 2009, the FASB issued FSP EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and will be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company will adopt FSP EITF 99-20-1 effective December 31, 2008 and will apply the standard prospectively, as is required.

In December 2008, the FASB issued FSP FAS 132R-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132R-1). FSP FAS 132R-1 amends FASB Statement No. 132 revised 2003, Employers’ Disclosures about Pensions and Other Postretirement Benefits, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of FSP FAS 132R-1 related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. FSP FAS 132R-1 will have no impact on the Company’s disclosures.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46R-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, (FSP FAS 140-4 and FIN 46R-8). FSP FAS 140-4 and FIN 46R-8 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FSP will be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company adopted FSP FAS 140-4 and FIN 46R-8 effective December 31, 2008. See Note 17 for the required disclosures.

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-7, Accounting for Defensive Intangible Assets (EITF 08-7). EITF 08-7 requires defensive intangible assets acquired in a business combination or asset acquisition to be accounted for as a separate unit of accounting. In doing so, the asset should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. EITF 08-7 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption. The Company will adopt EITF 08-7 effective January 1, 2009 and will apply it prospectively for intangible assets acquired on or after that date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In November 2008, the FASB Board ratified the Emerging Issues Task Force’s consensus EITF 08-6, Equity Method Investment Accounting Considerations (EITF 08-6). EITF 08-6 clarifies how to account for certain transactions and impairment considerations involving equity method investments. Specifically, EITF 08-6 notes: 1) an entity shall measure its equity method investment initially at cost 2) an equity method investor is required to recognize other-than-temporary impairments of an equity method investment in accordance with paragraph 19(h) of Opinion 18 and an equity method investor shall not separately test an investee’s underlying indefinite-lived intangible asset(s) for impairment 3) an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings. This Issue shall be is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. The Company will adopt EITF 08-6 effective January 1, 2009 and will apply the standard prospectively, as is required.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS No. 157, Fair Value Measurements (SFAS 157), in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance and was adopted by the Company effective September 30, 2008. The adoption of FSP FAS 157-3 did not have a material impact on the Company’s financial position or results of operations.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 requires additional disclosure about credit derivatives including their nature, potential amount of future payments, fair value, recourse provisions and current status of the payment/performance risk. FSP FAS 133-1 and FIN 45-4 also requires the disclosure of the current status of the payment/performance risk of a guarantee subject to FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FSP FAS 133-1 and FIN 45-4 is effective for reporting periods ending after November 15, 2008. The Company adopted FSP FAS 133-1 and FIN 45-4 effective for the December 31, 2008 reporting period. See Note 5 for the required disclosures

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). SFAS 162 will be effective 60 days following the approval by the United States Securities and Exchange Commission (SEC) of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS 162 did not the C result in a change in its current practices.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS 133 with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about derivative instrument fair values and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company currently is evaluating the new disclosures required under SFAS 161 and will adopt it March 31, 2009.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (FSP FAS 157-2). This FSP delays the effective date of SFAS 157 for nonfinancial assets and liabilities until fiscal years and interim periods beginning after November 15, 2008. FSP FAS 157-2 applies to nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the Company’s financial statements on a recurring basis (at least annually), and is effective upon issuance. The Company has not yet applied the provisions of SFAS 157 to the nonfinancial assets and liabilities within the scope of FSP FAS 157-2. However, the Company does not expect such application to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS 141R), which replaces SFAS No. 141, Business Combinations (SFAS 141). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. Accordingly, SFAS 141R establishes principles and requirements for how the acquirer: 1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; 2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and 3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which an entity obtains control of one or more businesses and retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R is applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The Company will adopt SFAS 141R effective January 1, 2009 and will apply it to any business combination on or after that date.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (SFAS 160). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also amends certain consolidation procedures prescribed by Accounting Research Bulletin No. 51, Consolidated Financial Statements, for consistency with the requirements of SFAS 141R. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company will adopt SFAS 160 effective January 1, 2009 and will apply it to any acquisitions or dispositions of noncontrolling interests on or after that date.

In June 2007, the Accounting Standards Executive Committee (AcSEC) of the AICPA issued SOP 07-1, Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies (SOP 07-1). SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies (the Guide). For those entities that are investment companies under SOP 07-1, this SOP also addresses whether the specialized industry accounting principles of the Guide (i.e., fair value accounting) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (referred to as an equity method investor). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. The provisions of SOP 07-1 were to be effective for fiscal years beginning on or after December 15, 2007. On February 14, 2008, the FASB issued FSP SOP 07-1-1, which delays indefinitely the effective date of SOP 07-1. The Company will monitor the FASB and AICPA deliberations regarding this standard.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In April 2007, the FASB issued FSP FIN 39-1, An Amendment of FASB Interpretation No. 39 (FSP FIN 39-1). FSP FIN 39-1 addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with paragraph 10 of Interpretation 39. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company adopted FSP FIN 39-1 effective January 1, 2008. The Company elected to present the fair value of cash collateral received separate from the obligation to return the collateral. The adoption of FSP FIN 39-1 did not impact the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company adopted SFAS 159 for commercial mortgage loans held for sale effective January 1, 2008, which did not have a material impact on the Company’s financial position or results of operations. The Company will assess the fair value election for new financial assets or liabilities on a prospective basis. See Note 4 for disclosures required by SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 effective December 31, 2006. The adoption of SFAS 158 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities and requires new disclosures about fair value measurements. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition, the reporting entity shall disclose information that enables financial statement users to assess the inputs used to develop those measurements. For recurring fair value measurements using significant unobservable inputs, the reporting entity shall disclose the effect of the measurements on earnings for the period. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s financial position or results of operations. See Note 4 for disclosures required by SFAS 157.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. The Company adopted SAB 108 effective December 31, 2006. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 effective January 1, 2007. FIN 48 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006. The Company adopted SFAS 156 effective January 1, 2007. SFAS 156 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS 155 effective January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In September 2005, AcSEC issued SOP 05-1. SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007, which resulted in a $6.0 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 did not have any impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(4)	Fair Value Measurements
Fair Value Option

As described in Note 3, the Company adopted SFAS 159 effective January 1, 2008 and elected SFAS 159 fair value treatment for commercial mortgage loans held for sale. Accordingly, the Company now records in earnings all market fluctuations associated with this portfolio. The Company previously recorded such loans at the lower of cost or market value. Balances for these loans will be measured at fair value prospectively with unrealized gains and losses included as a component of net realized investment gains and losses. The Company will assess the fair value option election for new financial assets or liabilities on a prospective basis.

Fair Value Hierarchy

As described in Note 3, the Company adopted SFAS 157 effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with SFAS 157, the Company categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets and liabilities recorded at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. Government securities not backed by the full faith of the government, municipal bonds, structured notes and certain MBSs and ABSs, certain corporate debt, certain private placement investments, and certain derivatives, including basis swaps and commodity total return swaps.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets and liabilities utilizing Level 3 valuations are certain MBSs and ABSs, certain corporate debt, certain private placement investments, certain mutual fund holdings, and certain derivatives, including embedded derivatives associated with living benefit contracts.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$561.3	$10.0	$—	$571.3
Obligations of states and political subdivisions	—	217.1	—	217.1
Debt securities issued by foreign governments	—	38.9	—	38.9
Corporate securities	—	10,135.7	1,220.8	11,356.5
Mortgage-backed securities	520.8	1,936.4	2,219.6	4,676.8
Asset-backed securities	—	1,218.4	1,168.2	2,386.6

Total fixed maturity securities	1,082.1	13,556.5	4,608.6	19,247.2
Equity securities	1.4	15.2	9.9	26.5

Total securities available-for-sale	1,083.5	13,571.7	4,618.5	19,273.7

Mortgage loans held for sale1	—	—	124.5	124.5
Short-term investments	36.2	2,744.7	—	2,780.9

Total investments	1,119.7	16,316.4	4,743.0	22,179.1

Cash	36.7	—	—	36.7
Derivative assets2	—	708.5	597.6	1,306.1
Separate account assets3.5	9,530.3	35,270.0	2,136.6	46,936.9

Total assets	$10,686.7	$52,294.9	$7,477.2	$70,458.8

Liabilities
Future policy benefits and claims4	$—	$—	$(1,739.7)	$(1,739.7)
Derivative liabilities2	(6.0)	(385.9)	(4.2)	(396.1)

Total liabilities	$(6.0)	$(385.9)	$(1,743.9)	$(2,135.8)

1	Carried at fair value as elected under SFAS 159.
2	Comprised of interest rate swaps, cross-currency interest rate swaps, credit default swaps, other non-hedging instruments, equity option contracts and interest rate futures contracts.
3	Comprised of public, privately registered and non-registered mutual funds and investments in securities.
4
Related to embedded derivatives associated with living benefit contracts. The Company’s guaranteed minimum accumulation benefits (GMABs), guaranteed lifetime withdrawal benefits (GLWBs) and hybrid GMABs/GLWBs are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host insurance product and recognized at fair value, with changes in fair value reported in earnings. This balance also includes embedded derivatives associated with fixed equity-indexed annuities (EIA) that provide for interest earnings that are linked to the performance of specified equity market indices.

5	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes financial instruments for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements for the year ended December 31, 2008:

		Net investment gains (losses)						Change in unrealized gains (losses) in earnings due to assets still held
(in millions)	Balance as of December 31, 2007	In earnings (realized and unrealized)1	In OCI (unrealized)2	Purchases, issuances, sales and settlements	Transfers in to Level 3	Transfers out of Level 3	Balance as of December 31, 2008
Assets
Investments:
Securities available-for-sale3 :
Fixed maturity securities
Corporate securities	$1,429.5	$(179.4)	$(230.7)	$(360.3)	$816.6	$(254.9)	$1,220.8	$—
Mortgage-backed securities	176.6	(283.4)	(556.9)	(139.8)	3,029.4	(6.3)	2,219.6	—
Asset-backed securities	754.4	(382.4)	(539.0)	11.3	1,469.8	(145.9)	1,168.2	—

Total fixed maturity securities	2,360.5	(845.2)	(1,326.6)	(488.8)	5,315.8	(407.1)	4,608.6	—
Equity securities	1.4	(54.9)	(5.7)	28.7	40.4	—	9.9	—

Total securities available-for-sale	2,361.9	(900.1)	(1,332.3)	(460.1)	5,356.2	(407.1)	4,618.5	—
Mortgage loans held for sale	86.1	(49.3)	—	87.7	—	—	124.5	(49.3)
Short-term investments	371.9	—	—	—	—	(371.9)	—	—

Total investments	2,819.9	(949.4)	(1,332.3)	(372.4)	5,356.2	(779.0)	4,743.0	(49.3)

Derivative assets	166.6	405.4	4.4	21.2	—	—	597.6	394.0
Separate account assets4.6	2,258.3	310.1	—	509.4	16.8	(958.0)	2,136.6	333.9

Total assets	$5,244.8	$(233.9)	$(1,327.9)	$158.2	$5,373.0	$(1,737.0)	$7,477.2	$678.6

Liabilities
Future policy benefits and claims5	$(128.9)	$(1,602.1)	$—	$(8.7)	$—	$—	$(1,739.7)	$1,602.1
Derivative liabilities	(16.3)	3.9	—	8.2	—	—	(4.2)	(12.0)

Total liabilities	$(145.2)	$(1,598.2)	$—	$(0.5)	$—	$—	$(1,743.9)	$1,590.1

1	Includes gains and losses on sales of financial instruments, changes in market value of certain instruments and other-than-temporary impairments.
2	Includes changes in market value of certain instruments.
3
Includes non-investment grade collateralized mortgage obligations, MBSs and ABSs, ABS trust preferred notes, certain counterparty or internally priced securities, and securities that are at or near default based on designations assigned by the National Association of Insurance Commissioners (NAIC) (see Note 5 for a discussion of NAIC Designations). Equity securities represent holdings in non-registered mutual funds with significant unobservable inputs.

4
Comprised of non-registered mutual funds with significant unobservable and/or liquidity restrictions. The net unrealized investment loss on these non-registered mutual funds is attributable to contractholders and, therefore, is not included in the Company’s earnings.

5
Relates to GMAB, GMWB and EIA embedded derivatives associated with contracts with living benefit riders. Related derivatives are internally valued. The valuation of guaranteed minimum benefit embedded derivatives is based on capital market and actuarial risk assumptions, including risk margin considerations reflecting policyholder behavior. The Company uses observable inputs, such as published swap rates, in its capital market assumptions. Actuarial assumptions, including lapse behavior and mortality rates, are based on actual experience.

6	The value of separate account liabilities is set to equal the fair value of separate account assets

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Transfers

The Company will review its fair value hierarchy classifications quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. These reclassifications will be reported as transfers in/out of Level 3 in the beginning of the period in which the change occurs. During 2008, certain of the Company’s investments in corporate securities, MBSs and ABSs were considered to be in inactive markets, due to concerns in the securities markets and resulting lack of liquidity. As a result, there have been significant changes in certain inputs which led to transfers into Level 3. During 2008, additional observable inputs were obtained on assets previously considered Level 3, which led to transfers out of that category.

Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed under SFAS 157.

Financial Instruments Not Carried at Fair Value

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107) requires additional disclosures of fair value information of financial instruments. The following include disclosures for the other financial instruments not carried at fair value and not included in the above SFAS 157 disclosure.

In estimating fair value for its SFAS 107 disclosures, the Company used the following methods and assumptions:

Mortgage loans on real estate, net: The fair values of mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective market interest rate. In the current year, mortgage loans held for sale are included in the above SFAS 157 disclosure, as the Company elected to carry these assets at fair value under SFAS 159 (effective January 1, 2008).

Policy loans: The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts: The fair values of the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt: The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt: The fair values for senior notes are based on quoted market prices. The fair values of the junior subordinated debentures issued to a related party are based on quoted market prices of the capital securities of Nationwide Financial Services Capital Trust I (Trust I), which approximate the fair value of this obligation.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements as of December 31:

	2008		2007
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Mortgage loans on real estate, net	$7,065.4	$6,335.3	$7,615.4	$7,659.9
Policy loans	767.4	767.4	687.9	687.9

Liabilities
Investment contracts	(24,978.2)	(18,905.4)	(24,671.0)	(23,084.7)
Short-term debt	(249.7)	(249.7)	(285.3)	(285.3)
Long-term debt, payable to NFS	(700.0)	(568.7)	(700.0)	(751.3)

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate the risk from this mismatch, the Company enters into various types of derivative instruments, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then more closely match the variable rate paid on the liability.

As a result of entering into fixed rate commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to funding of the loans. In an effort to manage this risk, the Company enters into short U.S. Treasury futures and/or pay fixed interest rate swaps during the commitment period. With short U.S. Treasury futures or pay fixed interest rate swaps, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company periodically purchases variable rate investments such as commercial mortgage loans and corporate bonds. As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps. In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then more closely match the fixed rate paid on the liability.

The Company manages interest rate risk at the segment level. Different segments may simultaneously hedge interest rate risks associated with owning fixed and variable rate investments considering the risk relevant to a particular segment.

Foreign Currency Risk Management

In conjunction with the Company’s MTN program, the Company periodically issues both fixed and variable rate liabilities denominated in foreign currencies. As a result, the Company is exposed to changes in the fair value of liabilities due to changes in foreign currency exchange rates and related interest rates. In an effort to manage these risks, the Company enters into cross-currency interest rate swaps.

The Company is exposed to changes in the fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in a foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of a fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in a foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of separate account assets are a significant source of revenue to the Company. As of December 31, 2008, approximately 71% of separate account assets were invested in equity mutual funds (approximately 82% as of December 31, 2007). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which also may require the Company to accelerate amortization of DAC.

The Company’s long-term assumption for net separate account returns is 7% annual growth. If equity markets were unchanged throughout a given year, the Company estimates that its net earnings per diluted share, calculated using current weighted average diluted shares outstanding, would be approximately $0.05 to $0.10 less than if the Company’s long-term assumption for net separate account returns were realized. This analysis assumes no other factors change and that an unlocking of DAC assumptions would not be required. However, as it does each quarter, the Company would evaluate its DAC balance and underlying assumptions to determine the need for unlocking. The Company can provide no assurance that the experience of flat equity market returns would not result in changes to other factors affecting profitability, including the possibility of unlocking of DAC assumptions.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the designated GMDB obligation. Currently the program shorts S&P 500 Index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic and accounting hedges are not perfectly offset. Therefore, the economic hedging activity is likely to lead to earnings volatility. As of December 31, 2008 and 2007, the Company’s net amount at risk was $8,718.7 million and $519.9 million before reinsurance, respectively, and $7,329.9 million and $317.2 million net of reinsurance, respectively. As of December 31, 2008 and 2007, the Company’s reserve for GMDB claims was $247.9 million and $38.9 million, respectively.

The Company also offers certain variable annuity products with guaranteed minimum accumulation benefit (GMAB), guaranteed lifetime withdrawal benefit (GLWB) and hybrid GMAB/GLWB riders (collectively referred to as living benefits). A GMAB provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the time of issuance of a variable annuity contract. In some cases, the contractholder also has the option, after a specified time, to drop the rider and continue the variable annuity contract without the GMAB. The design of the GMAB rider limits the risk to the Company in a variety of ways including asset allocation requirements, which serve to reduce the Company’s potential exposure to underlying fund performance risks. Specifically, the terms in the GMAB rider limit policyholder asset allocation by either (1) requiring partial allocation of assets to a guaranteed term option (a fixed rate investment option) and excluding certain funds that are highly volatile or difficult to hedge or (2) requiring all assets be allocated to one of the approved asset allocation funds or models defined by the Company.

Beginning in March 2005, the Company began offering a hybrid GMAB/GLWB through its Capital Preservation Plus Lifetime Income (CPPLI) contract rider. This living benefit combines a GMAB feature in its first 5-10 years with a lifetime withdrawal benefit election at the end of the GMAB feature. Upon maturity of the GMAB, the contractholder can elect the lifetime withdrawal benefit, which would continue for the duration of the insured’s life; elect a new CPPLI rider; or drop the rider completely and continue the variable annuity contract without any rider. If the lifetime withdrawal benefit is elected and the insured’s contract value is exhausted through such withdrawals and market conditions, the Company will continue to fund future withdrawals at a pre-defined level until the insured’s death. In some cases, the contractholder has the right to drop the GLWB portion of this rider or periodically reset the guaranteed withdrawal basis to a higher level. This benefit requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy as previously described above.

In March 2006, the Company added Lifetime Income (L.inc), a stand-alone GLWB, to complement CPPLI in its product offerings. This rider is very similar to the hybrid benefit discussed above in that L.inc and CPPLI both have guaranteed withdrawal rates that increase based on the age at which the contractholder begins taking income. The withdrawal rates are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder. The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a ratchet feature that is driven by account performance and a roll-up feature that is driven by policy duration. Generally, the longer the contractholder waits before commencing withdrawals, the greater the guaranteed lifetime income. One key difference between L.inc and CPPLI is that the charge associated with L.inc is assessed against the benefit base. This is a risk mitigation feature as it alleviates much of the uncertainty around account performance and customer withdrawal patterns, both of which can lead to lower than expected revenue streams if the charge were assessed on account value. In June 2007, the Company added a feature to L.inc to allow for a lump settlement in lieu of lifetime withdrawals in certain situations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, expectations of contractholder persistency, contractholder withdrawal patterns, risk neutral market returns, correlations of market returns and market return volatility. As of December 31, 2008 and 2007, the net balance of the embedded derivatives for living benefits was a liability of $1.70 billion and $91.9 million, respectively. The Company does not expect any meaningful level of claims under the living benefit features for several years and believes any such claims would be mitigated by its economic hedging program.

Similar to the Company’s economic hedging for GMDBs, the living benefits features are also being economically hedged. The primary risks being hedged are the exposures associated with declining equity market returns and downward interest rate movements. The Company employs a variety of instruments to mitigate this exposure including S&P 500 Index futures, U.S. Treasury futures, interest rate swaps and long-dated over-the-counter put options. The positions used in the economic hedging program are not designated as hedges and, therefore, hedge accounting is not applied. The living benefits hedging program is designed to offset changes in the economic value of the living benefits obligation to contractholders. Changes in the fair value of the embedded derivatives are likely to create volatility in earnings. The hedging activity associated with changes in the economic value of the living benefits obligations will likely mitigate a portion of this earnings volatility.

Other Non-Hedging Derivatives

The Company periodically enters into basis swaps (receive one variable rate, pay another variable rate) to better match the cash flows received from the specific variable-rate investments with the variable rate paid on a group of liabilities. While the pay-side terms of the basis swap will be consistent with the terms of the asset, the Company is not able to match the receive-side terms of the derivative to a specific liability. Therefore, basis swaps do not receive hedge accounting treatment.

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection is not designated for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2008, 2007 and 2006, a net gain of $8.3 million, a net loss of $2.4 million and a net gain of $2.9 million, respectively, were recognized in net realized investment gains and losses related to the ineffective portion of fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the years ended December 31, 2008, 2007 and 2006, the ineffective portion of cash flow hedges was a net gain of $3.1 million, a net loss of $1.4 million and a net loss of $1.5 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less. However, in 2003 the Company entered into a hedge of a forecasted purchase of shares of a mutual fund tied to the S&P 500 Index where delivery of the shares will occur in 2033.

During 2008, the Company did not discontinue any cash flow hedges because the original forecasted transaction was no longer probable. Additionally, no amounts were reclassified from AOCI into earnings due to the probability that a forecasted transaction would not occur.

Other Derivative Instruments, Including Embedded Derivatives

Net realized investment gains and losses for the years ended December 31, 2008, 2007 and 2006 included a net gain of $58.2 million, a net loss of $12.4 million and a net loss of $0.5 million, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships. In addition, variable annuity contracts resulted in net losses of $442.5 million, $51.8 million, $11.4 million for the years ended December 31, 2008, 2007, and 2006, respectively, related to other derivative instruments, including embedded derivatives, not designated in hedging relationships.

For the years ended December 31, 2008, 2007 and 2006, net losses of $3.6 million, $0.5 million and $10.6 million, respectively, were recorded in net realized investment gains and losses reflecting the change in fair value of cross-currency interest rate swaps hedging variable rate MTNs denominated in foreign currencies. No additional net gains were recorded to reflect the change in spot rates of foreign currency denominated obligations during the year ended December 31, 2008 compared to none for the year ended December 31, 2007, and a net gain of $14.1 million for the year ended December 31, 2006.

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2008	2007
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$1,218.4	$1,692.9
Pay variable/receive fixed rate swaps hedging investments	924.5	21.0
Pay variable/receive variable rate swaps hedging liabilities	200.0	—
Pay fixed/receive variable rate swaps hedging liabilities	1,993.7	1,120.7
Pay variable/receive fixed rate swaps hedging liabilities	3,856.3	343.1
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	343.7	375.5
Hedging foreign currency denominated liabilities	463.4	1,144.1
Credit default swaps	271.2	300.3
Other non-hedging instruments	431.0	518.1
Equity option/futures contracts	3,675.3	2,361.8
Interest rate futures contracts	281.1	371.3

Total	$13,658.6	$8,248.8

The notional value is the amount upon which exchanges of interest are based. Exposure to a counterparty arises if the net expected cash flows are positive, as calculated based on forward interest rate curves and notional contract values.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Credit Derivatives

The Company enters into two distinct types of credit derivative contracts (or credit default swaps) which allows the Company to either sell or buy credit protection on a specific creditor or credit index. When the Company sells credit protection against a specific creditor or credit index to a counterparty, it receives periodic premium payments similar to the risk premium received on an equivalent maturity bond from the same creditor. In return, the Company agrees to provide for losses if a credit event occurs during the lifetime of the contract, by buying a pre-determined cash bond from the counterparty at face value. In such a contract, a credit event will be defined in the trade settlement documentation and may include, but not be limited to, creditor bankruptcy or restructuring. There are no recourse provisions associated with these contracts.

The Company had exposure to credit protection contracts for the years ended December 31, 2008, 2007 and 2006 and experienced losses of $18.8 million in 2008 and no losses in 2007 or 2006, on such contracts. The following table presents the Company’s outstanding exposure to credit protection contracts, all of which are related to corporate debt instruments, as of December 31, 2008 by contract maturity and industry exposure:

	Less than or equal to one year		One to three years		Three to five years		Total
(in millions)	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value	Maximum potential risk	Estimated fair value
Single sector exposure:
Consumer goods	$—	$—	$6.0	$(0.8)	$—	$—	$6.0	$(0.8)
Financial	—	—	35.0	(5.8)	13.0	(0.5)	48.0	(6.3)
Oil & gas pipelines	10.0	—	15.0	(0.8)	—	—	25.0	(0.8)
Services	—	—	—	—	35.0	(3.0)	35.0	(3.0)
Utilities	4.5	—	—	—	—	—	4.5	—

Total single sector exposure	14.5	—	56.0	(7.4)	48.0	(3.5)	118.5	(10.9)
Index exposure:
Corporate bonds	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total index exposure	—	—	—	—	110.9	(0.3)	110.9	(0.3)

Total	$14.5	$—	$56.0	$(7.4)	$158.9	$(3.8)	$229.4	$(11.2)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2008:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$20.1	$—	$97.4
U. S. Government agencies1	384.6	89.3	—	473.9
Obligations of states and political subdivisions	223.0	1.5	7.4	217.1
Debt securities issued by foreign governments	33.9	5.0	—	38.9
Corporate securities
Public	8,042.9	85.4	1,040.3	7,088.0
Private	4,589.0	49.5	370.0	4,268.5
Mortgage-backed securities	5,248.2	68.2	639.6	4,676.8
Asset-backed securities	3,222.0	19.7	855.1	2,386.6

Total fixed maturity securities	21,820.9	338.7	2,912.4	19,247.2
Equity securities	30.9	0.7	5.1	26.5

Total securities available-for-sale	$21,851.8	$339.4	$2,917.5	$19,273.7

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$110.8	$14.3	$0.4	$124.7
U. S. Government agencies	406.1	61.2	—	467.3
Obligations of states and political subdivisions	245.3	1.6	2.7	244.2
Debt securities issued by foreign governments	40.0	2.5	0.1	42.4
Corporate securities
Public	8,253.8	133.4	161.6	8,225.6
Private	5,474.2	131.7	57.6	5,548.3
Mortgage-backed securities	5,855.9	31.3	98.4	5,788.8
Asset-backed securities	3,635.1	31.2	174.2	3,492.1

Total fixed maturity securities	24,021.2	407.2	495.0	23,933.4
Equity securities	69.6	4.8	1.5	72.9

Total securities available-for-sale	$24,090.8	$412.0	$496.5	$24,006.3

1	Includes $134.7 million of securities explicitly backed by the full faith and credit of the U.S. Government.
The market value of the Company’s general account investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. While the Company has the ability and intent to hold available-for-sale debt securities in unrealized loss positions that are not other-than-temporarily impaired until recovery, it may experience realized investment losses to the extent its liquidity needs require the disposition of general account fixed maturity securities in unfavorable interest rate, liquidity or credit spread environments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Debt securities accounted for under EITF 99-20 may experience other-than-temporary impairment in future periods in the event an adverse change in cash flows is anticipated or probable. Furthermore, equity securities may experience other-than-temporary impairment in the future based on the prospects for recovery in value in a reasonable period. In addition, debt securities may experience other-than-temporary impairment in the future based on the probability that that Company may not be able to receive all contractual payments when due.

The Company held securities issued by institutions in the financial sector with equity-type features, classified as fixed maturity, with estimated fair values of $634.2 million and $674.4 million, and gross unrealized losses of $366.6 million and $28.3 million, as of December 31, 2008 and December 31, 2007, respectively. Of these securities in an unrealized loss position as of December 31, 2008, $104.7 million, or 18%, were in an unrealized loss position for more than one year compared to $149.3 million, or 39%, as of December 31, 2007. As of December 31, 2008, the Company evaluates such securities for other-than-temporary impairment using the criteria of either a debt or an equity security depending on the facts and circumstances of the individual issuer.

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2008. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$1,086.7	$1,081.9
Due after one year through five years	6,697.6	6,173.1
Due after five years through ten years	2,704.5	2,537.5
Due after ten years	2,861.9	2,391.4

Subtotal	13,350.7	12,183.9
Mortgage-backed securities	5,248.2	4,676.7
Asset-backed securities	3,222.0	2,386.6

Total	$21,820.9	$19,247.2

The following table presents the components of net unrealized losses on securities available-for-sale as of December 31:

(in millions)	2008	2007
Net unrealized losses, before adjustments and taxes	$(2,578.1)	$(84.5)
Change in fair value attributable to fixed maturity securities designated in fair value hedging relationships	(57.8)	—

Total net unrealized losses, before adjustments and taxes	(2,635.9)	(84.5)
Adjustment to deferred policy acquisition costs	615.9	87.1
Adjustment to future policy benefits and claims	43.8	(77.7)
Deferred federal income tax benefit	691.7	26.1

Net unrealized losses	$(1,284.5)	$(49.0)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table presents an analysis of the net increase in net unrealized (losses) gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities	$(2,485.9)	$(166.0)	$(161.0)
Equity securities	(7.7)	(2.6)	(1.1)

Net increase	$(2,493.6)	$(168.6)	$(162.1)

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For securities available-for-sale as of the dates indicated, the following table summarizes the Company’s gross unrealized losses based on the amount of time each type of security has been in an unrealized loss position:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2008:
Fixed maturity securities:
Obligations of states and political subdivisions	$94.9	$3.5	$29.3	$3.9	$124.2	$7.4
Corporate securities
Public	3,678.8	700.8	1,233.6	339.5	4,912.4	1,040.3
Private	2,108.1	262.1	838.6	107.9	2,946.7	370.0
Mortgage-backed securities	592.1	149.1	1,694.3	490.6	2,286.4	639.7
Asset-backed securities	1,026.9	248.6	1,171.4	606.4	2,198.3	855.0

Total fixed maturity securities	7,500.8	1,364.1	4,967.2	1,548.3	12,468.0	2,912.4
Equity securities	11.2	4.9	3.4	0.2	14.6	5.1

Total	$7,512.0	$1,369.0	$4,970.6	$1,548.5	$12,482.6	$2,917.5

% of total gross unrealized losses		47%		53%

December 31, 2007:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$16.4	$0.4	$2.6	$—	$19.0	$0.4
U.S. Government agencies	—	—	13.9	—	13.9	—
Obligations of states and political subdivisions	15.4	0.1	149.6	2.6	165.0	2.7
Debt securities issued by foreign governments	11.5	0.1	—	—	11.5	0.1
Corporate securities
Public	2,354.0	95.2	1,966.8	66.4	4,320.8	161.6
Private	680.6	17.1	1,814.7	40.5	2,495.3	57.6
Mortgage-backed securities	1,227.8	23.7	2,466.4	74.7	3,694.2	98.4
Asset-backed securities	1,453.8	127.1	1,078.1	47.1	2,531.9	174.2

Total fixed maturity securities	5,759.5	263.7	7,492.1	231.3	13,251.6	495.0
Equity securities	17.1	1.5	0.1	—	17.2	1.5

Total	$5,776.6	$265.2	$7,492.2	$231.3	$13,268.8	$496.5

% of total gross unrealized losses		53%		47%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has fixed maturity securities that have been in an unrealized loss position for more than one year that are not other-than-temporarily impaired. The Company reviews assets in unrealized loss positions and evaluates whether or not the losses are other-than-temporary. Many criteria are considered during this process including, but not limited to, specific credit issues and financial prospects related to the issuer, the quality of the underlying collateral, management’s intent and ability to hold the security until recovery, current economic conditions that could affect the creditworthiness of the issuer in the future, the current fair value as compared to the amortized cost of the security, the extent and duration of the unrealized loss, and the rating of the affected security.

As of December 31, 2008, fixed maturity securities that have been in an unrealized loss position for more than one year totaled $1.55 billion, or 53% of the Company’s total unrealized losses on fixed maturity securities. Of this total, $1.31 billion, or 85%, were classified as investment grade securities, as defined by the National Association of Insurance Commissioners (NAIC).

As of December 31, 2008, 1,913, or 65%, of the Company’s investments in fixed maturity securities were in an unrealized loss position, in comparison to 1,725, or 53%, as of December 31, 2007.

The majority of the increases in the Company’s unrealized losses from December 31, 2007 to 2008 were attributable to corporate securities, MBSs and ABSs. These increased unrealized loss positions primarily were driven by the combined impact of volatility in investment quality ratings and credit spreads, illiquid markets, and interest rate movements. In particular, exposure to the financial sector, including through structured securities such as trust preferred, collateralized loan obligations and collateralized debt obligations, have been significantly affected by negative circumstances in those sectors. It is reasonably possible that further declines in estimated fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

For fixed maturity securities available-for-sale, the following tables summarize as of the dates indicated the Company’s gross unrealized loss position categorized as investment grade vs. non-investment grade, as defined by the NAIC, for the period of time indicated, and based on the ratio of estimated fair value to amortized cost (in millions):

	Period of time for which unrealized loss has existed as of December 31, 2008
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$50.0	$16.4	$66.4	$1.7	$0.1	$1.8	$51.7	$16.5	$68.2
94.9% - 90.0%	94.0	28.3	122.3	5.2	6.2	11.4	99.2	34.5	133.7
89.9% - 85.0%	82.8	32.2	115.0	7.9	7.3	15.2	90.7	39.5	130.2
84.9% - 80.0%	94.1	27.2	121.3	14.5	7.1	21.6	108.6	34.3	142.9
Below 80.0%	453.1	150.5	603.6	159.6	172.1	331.7	612.7	322.6	935.3

Total	774.0	254.6	1,028.6	188.9	192.8	381.7	962.9	447.4	1,410.3

Mortgage-backed securities
99.9% - 95.0%	1.1	2.9	4.0	—	—	—	1.1	2.9	4.0
94.9% - 90.0%	5.7	14.4	20.1	0.1	—	0.1	5.8	14.4	20.2
89.9% - 85.0%	13.8	23.9	37.7	5.7	—	5.7	19.5	23.9	43.4
84.9% - 80.0%	14.0	40.0	54.0	17.1	10.0	27.1	31.1	50.0	81.1
Below 80.0%	91.5	377.4	468.9	—	22.0	22.0	91.5	399.4	490.9

Total	126.1	458.6	584.7	22.9	32.0	54.9	149.0	490.6	639.6

Asset-backed securities
99.9% - 95.0%	4.9	2.0	6.9	0.4	—	0.4	5.3	2.0	7.3
94.9% - 90.0%	15.5	18.6	34.1	1.0	—	1.0	16.5	18.6	35.1
89.9% - 85.0%	23.3	27.5	50.8	0.3	0.8	1.1	23.6	28.3	51.9
84.9% - 80.0%	15.3	33.7	49.0	0.1	1.0	1.1	15.4	34.7	50.1
Below 80.0%	171.0	513.0	684.0	16.9	9.8	26.7	187.9	522.8	710.7

Total	230.0	594.8	824.8	18.7	11.6	30.3	248.7	606.4	855.1

Other fixed maturity securities1
99.9% - 95.0%	1.3	—	1.3	—	—	—	1.3	—	1.3
94.9% - 90.0%	2.2	—	2.2	—	—	—	2.2	—	2.2
89.9% - 85.0%	—	3.9	3.9	—	—	—	—	3.9	3.9
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	3.5	3.9	7.4	—	—	—	3.5	3.9	7.4

Total fixed maturity securities available-for-sale
99.9% - 95.0%	57.3	21.3	78.6	2.1	0.1	2.2	59.4	21.4	80.8
94.9% - 90.0%	117.4	61.3	178.7	6.3	6.2	12.5	123.7	67.5	191.2
89.9% - 85.0%	119.9	87.5	207.4	13.9	8.1	22.0	133.8	95.6	229.4
84.9% - 80.0%	123.4	100.9	224.3	31.7	18.1	49.8	155.1	119.0	274.1
Below 80.0%	715.6	1,040.9	1,756.5	176.5	203.9	380.4	892.1	1,244.8	2,136.9

Total	$1,133.6	$1,311.9	$2,445.5	$230.5	$236.4	$466.9	$1,364.1	$1,548.3	$2,912.4

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

	Period of time for which unrealized loss has existed as of December 31, 2007
	Investment Grade			Non-Investment Grade			Total
Ratio of estimated fair value to amortized cost	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total	Less than or equal to one year	More than one year	Total
Corporate securities - public and private
99.9% - 95.0%	$21.2	$43.6	$64.8	$12.9	$5.2	$18.1	$34.1	$48.8	$82.9
94.9% - 90.0%	18.0	30.3	48.3	13.3	4.5	17.8	31.3	34.8	66.1
89.9% - 85.0%	16.5	10.7	27.2	3.1	6.3	9.4	19.6	17.0	36.6
84.9% - 80.0%	2.1	0.4	2.5	3.0	0.2	3.2	5.1	0.6	5.7
Below 80.0%	7.5	—	7.5	14.7	5.7	20.4	22.2	5.7	27.9

Total	65.3	85.0	150.3	47.0	21.9	68.9	112.3	106.9	219.2

Mortgage-backed securities
99.9% - 95.0%	18.6	35.3	53.9	—	—	—	18.6	35.3	53.9
94.9% - 90.0%	5.1	39.4	44.5	—	—	—	5.1	39.4	44.5
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	23.7	74.7	98.4	—	—	—	23.7	74.7	98.4

Asset-backed securities
99.9% - 95.0%	14.7	13.2	27.9	0.2	—	0.2	14.9	13.2	28.1
94.9% - 90.0%	26.9	13.7	40.6	—	—	—	26.9	13.7	40.6
89.9% - 85.0%	18.0	8.6	26.6	—	—	—	18.0	8.6	26.6
84.9% - 80.0%	14.2	5.8	20.0	—	—	—	14.2	5.8	20.0
Below 80.0%	53.0	5.8	58.8	0.1	—	0.1	53.1	5.8	58.9

Total	126.8	47.1	173.9	0.3	—	0.3	127.1	47.1	174.2

Other fixed maturity securities1
99.9% - 95.0%	0.6	1.4	2.0	—	—	—	0.6	1.4	2.0
94.9% - 90.0%	—	1.2	1.2	—	—	—	—	1.2	1.2
89.9% - 85.0%	—	—	—	—	—	—	—	—	—
84.9% - 80.0%	—	—	—	—	—	—	—	—	—
Below 80.0%	—	—	—	—	—	—	—	—	—

Total	0.6	2.6	3.2	—	—	—	0.6	2.6	3.2

Total fixed maturity securities available-for-sale
99.9% - 95.0%	55.1	93.5	148.6	13.1	5.2	18.3	68.2	98.7	166.9
94.9% - 90.0%	50.0	84.6	134.6	13.3	4.5	17.8	63.3	89.1	152.4
89.9% - 85.0%	34.5	19.3	53.8	3.1	6.3	9.4	37.6	25.6	63.2
84.9% - 80.0%	16.3	6.2	22.5	3.0	0.2	3.2	19.3	6.4	25.7
Below 80.0%	60.5	5.8	66.3	14.8	5.7	20.5	75.3	11.5	86.8

Total	$216.4	$209.4	$425.8	$47.3	$21.9	$69.2	$263.7	$231.3	$495.0

1        Includes U.S. Treasury securities, obligations of U.S. Government corporations, U.S. Government agency securities, obligations of state and political subdivisions, and debt issued by foreign governments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008, 27% of the Company’s investments in an unrealized loss position had ratios of estimated fair value to amortized cost of at least 80%. In addition, 84% of the Company’s investments in an unrealized loss position were classified as investment grade, as defined by the NAIC. Of the Company’s investments in unrealized loss positions classified as non-investment grade, 49% have been in an unrealized loss position for less than one year.

The NAIC assigns securities quality ratings and uniform valuations (called NAIC Designations), which are used by insurers when preparing their annual statements. For most securities, NAIC ratings are derived from ratings received from nationally recognized rating agencies. The NAIC also assigns ratings to securities that do not receive public ratings. The designations assigned by the NAIC range from class 1 (highest quality) to class 6 (lowest quality). Of the Company’s general account fixed maturity securities, 92% and 94% were in the two highest NAIC Designations as of December 31, 2008 and 2007, respectively.

The following table shows the equivalent ratings between the NAIC and nationally recognized rating agencies and summarizes the credit quality, as determined by NAIC Designation, of the Company’s general account fixed maturity securities portfolio as of December 31:

(in millions)		2008		2007
NAIC designation1	Rating agency equivalent designation2	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
1	Aaa/Aa/A	$13,870.1	$12,497.7	$16,765.5	$16,662.7
2	Baa	5,961.0	5,210.2	5,730.3	5,784.3
3	Ba	1,192.9	953.8	1,101.6	1,078.3
4	B	529.7	366.5	325.0	316.8
5	Caa and lower	166.9	128.9	60.2	52.7
6	In or near default	100.3	90.1	38.6	38.6

	Total	$21,820.9	$19,247.2	$24,021.2	$23,933.4

1        NAIC Designations are assigned at least annually. Some designations for securities shown have been assigned to securities not yet assigned an NAIC Designation in a manner approximating equivalent public rating categories.

2        Comparisons between NAIC and Moody’s designations are published by the NAIC. If no Moody’s rating is available, the Company assigns internal ratings corresponding to public ratings.

Recent conditions in the securities markets, including changes in investment quality ratings, liquidity, credit spreads and interest rates, have resulted in declines in the values of investment securities, including corporate debt securities, MBSs and ABSs. When evaluating whether these securities are other-than-temporarily impaired, the Company considers characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, expected future cash flows, and the Company’s ability and intent to hold the security to recovery. These and other factors also affect the estimated fair value of these securities.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company’s investments in MBSs and ABSs include securities that are supported by Alt-A and Sub-prime collateral. The Company considers Alt-A collateral to be mortgages whose underwriting standards do not qualify the mortgage for regular conforming or jumbo loan programs. Typical underwriting characteristics that cause a mortgage to fall into the Alt-A classification may include, but are not limited to, inadequate loan documentation of a borrower’s financial information, debt-to-income ratios above normal lending limits, loan-to-value ratios above normal lending limits that do not have primary mortgage insurance, a borrower who is a temporary resident, and loans securing non-conforming types of real estate. Alt-A mortgages are generally issued to borrowers having higher Fair Isaac Credit Organization (FICO) scores, and the lender typically issues a slightly higher interest rate for such mortgages. The Company considers Sub-prime collateral to be mortgages that are first-lien mortgage loans issued to Sub-prime borrowers, as demonstrated by recent delinquent rent or housing payments or substandard FICO scores. Second-lien mortgage loans are also considered Sub-prime. The amortized cost and estimated fair value of the Company’s investments in securities containing Alt-A collateral totaled $1,718.7 million and $1,335.8 million, respectively, and the amortized cost and estimated fair value of the Company’s investments in securities containing Sub-prime collateral totaled $612.7 million and $480.2 million, respectively. As of December 31, 2008, 75% and 84% of securities containing Alt-A and Sub-prime collateral, respectively, were rated AA or better. In addition, 68% and 76% of Alt-A and Sub-prime collateral, respectively, was originated in 2005 or earlier.

In addition, recent market activity has negatively impacted the Company’s investments in commercial mortgage-backed securities (CMBS). These investments in CMBS are generally characterized by securities that are collateralized by static, heterogeneous pools of mortgages on commercial real estate properties. Deals are generally diversified across property types, geography, borrowers, tenants, loan size, coupon and vintages. As of December 31, 2008, the amortized cost and estimated fair value of the Company’s investments in CMBS totaled $1.26 billion and $853.0 million, respectively, while the December 31, 2007 amortized cost was $1.10 billion and estimated fair value was $1.08 billion.

Proceeds from the sale of securities available-for-sale during 2008, 2007 and 2006 were $4.19 billion, $4.65 billion and $2.27 billion, respectively. During 2008, gross gains of $32.9 million ($70.0 million and $61.6 million in 2007 and 2006, respectively) and gross losses of $23.9 million ($70.2 million and $64.1 million in 2007 and 2006, respectively) were realized on those sales.

Real estate held for use was $9.8 million and $17.8 million as of December 31, 2008 and 2007, respectively. These assets are carried at cost less accumulated depreciation, which was $2.1 million and $3.6 million as of December 31, 2008 and 2007, respectively. The carrying value of real estate held for sale was $6.8 million as of December 31, 2008 (compared to no real estate held for sale as of December 31, 2007.)

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2008, the Company’s largest exposure to any single borrower, region and property type was 2%, 23% and 34%, respectively, of the Company’s general account mortgage loan portfolio, compared to 2%, 24% and 33%, respectively, as of December 31, 2007.

As of December 31, 2008 and 2007, the carrying value of commercial mortgage loans on real estate considered specifically impaired was $35.4 million and $7.4 million, respectively, for which a $13.6 million and $3.0 million valuation allowance had been established, respectively. No valuation allowance exists for collateral dependent commercial mortgage loans for which the fair value of the collateral is estimated to be greater than the carrying value.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2008	2007	2006
Allowance, beginning of period	$23.1	$34.3	$31.1
Net change in allowance	16.4	(11.2)	3.2

Allowance, end of period	$39.5	$23.1	$34.3

The Company has securitized commercial mortgage loans on real estate to third parties. The Company, as the transferor, has continuing involvement in these loans which consists of receiving servicing fees on loans which the Company has transferred.

The Company did not participate in any securitization arrangements during 2008. During 2008, the Company received $0.6 million in servicing fees related to financial assets where there is a continuing involvement from the securitization of commercial mortgage loans on real estate. During 2007, the Company received proceeds of $928.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized losses of $7.3 million on these loans, and received $0.7 million in servicing fees related to loans securitized in 2007 and before. During 2006, the Company received proceeds of $545.0 million from the securitization of commercial mortgage loans on real estate to third parties, experienced realized gains of $5.3 million on these loans, and received $0.4 million in servicing fees related to loans securitized in 2006 and before.

The Company provides a representations and warranties letter to the transferee for each securitization arrangement. If it is found that the Company has made a misrepresentation, it could be required to provide financial support to the transferee or its beneficial interest holders. In 2008 and 2007, the Company was not required to provide any financial or other support that it was not previously contractually required to provide to the transferee or its beneficial interest holders.

The following table summarizes net realized investment (losses) gains from continuing operations by source for the years ended December 31:

(in millions)	2008	2007	2006
Total realized gains on sales, net of hedging losses	$1.9	$65.4	$88.8
Total realized losses on sales, net of hedging gains	(93.1)	(79.9)	(64.8)
Total other-than-temporary and other investment impairments	(1,051.4)	(116.4)	(17.1)
Credit default swaps	(9.8)	(7.5)	(1.1)
Derivatives and embedded derivatives associated with living benefit contracts	(500.7)	(26.7)	—
Derivatives associated with death benefits contracts	109.4	—	—
Other derivatives	104.4	(1.1)	1.3

Net realized investment (losses) gains	$(1,439.3)	$(166.2)	$7.1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes other-than-temporary and other investment impairments by asset type for the years ended December 31:

(in millions)	2008	2007	2006
Fixed maturity securities:
Corporate securities
Public	$191.1	$10.5	$4.6
Private	77.0	62.7	0.5
Mortgage-backed securities	313.5	—	—
Asset-backed securities	392.4	35.1	2.1

Total fixed maturity securities	974.0	108.3	7.2

Equity securities	60.2	—	—
Other	17.2	8.1	9.9

Total other-than-temporary and other investment impairments	$1,051.4	$116.4	$17.1

The following table summarizes net investment income from continuing operations by investment type for the years ended December 31:

(in millions)	2008	2007	2006
Securities available-for-sale:
Fixed maturity securities	$1,334.5	$1,370.5	$1,419.2
Equity securities	4.9	4.0	2.6
Mortgage loans on real estate	459.3	512.6	535.4
Short-term investments	16.1	28.7	47.3
Other	(74.3)	124.3	120.9

Gross investment income	1,740.5	2,040.1	2,125.4
Less investment expenses	53.5	64.3	66.9

Net investment income	$1,687.0	$1,975.8	$2,058.5

Fixed maturity securities with an amortized cost of $15.0 million and $8.3 million as of December 31, 2008 and 2007, respectively, were on deposit with various regulatory agencies as required by law.

The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral with the objective of increasing the yield on its investments. The cash collateral is invested in high-quality, short-term and long-term investments. The Company’s policy requires the maintenance of collateral of a minimum of 102% of the fair value of the securities loaned. Net returns on the investments, after payment of a rebate to the borrower, are shared between the Company and its agent. Both the borrower and the Company can request or return the loaned securities at any time. The Company maintains ownership of the loaned securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term. In 2008, the Company recognized loaned securities as part of its investments available-for-sale. The Company also recognizes the short-term and other long-term investments acquired with the cash collateral and its obligation to return such collateral to the borrower in short-term and other long-term investments and other liabilities, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the Company had received $378.3 million and $551.9 million, respectively, of cash collateral on securities lending. The Company had not received any non-cash collateral on securities lending as of December 31, 2008 and 2007. As of December 31, 2008 and 2007, the Company had loaned securities with a fair value of $367.2 million and $541.2 million, respectively.

As of December 31, 2008 and 2007, the Company had received $1,022.5 million and $245.4 million, respectively, of cash for derivative collateral, which is in turn invested in short-term investments. The Company also held $35.4 million and $18.5 million of securities as off-balance sheet collateral on derivative transactions as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had pledged fixed maturity securities with a fair value of $24.5 million as collateral to various derivative counterparties compared to $18.8 million as of December 31, 2007.

(7)	Deferred Policy Acquisition Costs
The following table presents a reconciliation of DAC for the years ended December 31:

(in millions)	2008	2007
Balance at beginning of period	$3,997.4	$3,758.0
Capitalization of DAC	572.2	612.5
Amortization of DAC	(674.5)	(368.5)
Adjustments to unrealized gains and losses on securities available-for-sale and other	528.8	4.4
Cumulative effect of adoption of accounting principle	—	(9.0)

Balance at end of period	$4,423.9	$3,997.4

See Note 2(f) for information on the Company’s DAC policies.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(8)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides five primary guarantee types under non-traditional variable annuity contracts: (1) GMDB; (2) GMAB; (3) guaranteed minimum income benefits (GMIB); (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered six primary GMDB types:

•
Return of premium – provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums.” There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset – provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet – provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup – provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•	Combo – provides the greater of annual ratchet death benefit or rollup death benefit. This benefit locks in at either age 81 or 86.

•
Earnings enhancement – provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMAB, offered in the Company’s Capital Preservation Plus contract rider, is a living benefit that provides the contractholder with a guaranteed return of premium, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract. In some cases, the contractholder also has the option, after a specified time period, to drop the rider and continue the variable annuity contract without the GMAB. In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet – provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup – provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

•	Combo – provides an annuitization value equal to the greater of account value, ratchet GMIB benefit or rollup GMIB benefit.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

See Note 5 for a complete description of the Company’s hybrid GMAB/GLWB offered through its CPPLI contract rider. All GMAB contracts with the hybrid GMAB/GLWB rider are included with GMAB contracts in the following tables.

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2008			2007
(in millions)	Account value	Net amount at risk1	Wtd. avg. attained age	Account value	Net amount at risk1	Wtd. avg. attained age
GMDB:
Return of premium	$5,991.9	$440.6	60	$9,082.6	$18.7	59
Reset	12,468.7	2,468.0	64	17,915.0	61.1	63
Ratchet	12,352.3	3,767.2	67	15,789.2	132.2	66
Rollup	277.1	25.7	72	467.0	8.4	71
Combo	1,704.1	621.2	69	2,555.5	47.0	68

Subtotal	32,794.1	7,322.7	65	45,809.3	267.4	64
Earnings enhancement	333.5	7.2	63	519.2	49.8	62

Total - GMDB	$33,127.6	$7,329.9	65	$46,328.5	$317.2	64

GMAB2 :
5 Year	$2,867.6	$499.0	N/A	$2,985.6	$4.6	N/A
7 Year	2,265.9	482.9	N/A	2,644.1	6.2	N/A
10 Year	677.9	132.2	N/A	927.3	1.3	N/A

Total - GMAB	$5,811.4	$1,114.1	N/A	$6,557.0	$12.1	N/A

GMIB3 :
Ratchet	$244.7	$5.6	N/A	$425.2	$—	N/A
Rollup	659.5	1.3	N/A	1,119.9	—	N/A
Combo	0.1	—	N/A	0.3	—	N/A

Total - GMIB	$904.3	$6.9	N/A	$1,545.4	$—	N/A

GLWB:
L.inc	$3,320.8	$571.5	N/A	$2,865.8	$—	N/A

1
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance.

2	GMAB contracts with the hybrid GMAB/GLWB rider had account values of $4.59 billion and $4.77 billion as of December 31, 2008 and 2007, respectively.
3	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
Net amount at risk is highly sensitive to changes in financial market movements. The increase in net amount at risk during 2008 is primarily due to declines in the financial markets. See Note 5 – Equity Market Risk Management for a discussion of the Company’s risk management practices with respect to declining financial market exposure and related reserve balances.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following table summarizes account balances of variable annuity contracts that were invested in separate accounts as of December 31:

(in millions)	2008	2007
Mutual funds:
Bond	$4,350.2	$5,143.6
Domestic equity	18,572.8	31,217.7
International equity	2,412.7	3,987.3

Total mutual funds	25,335.7	40,348.6
Money market funds	2,132.6	1,728.2

Total	$27,468.3	$42,076.8

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is at least 10% in the money to 100% utilization when the contractholder is 90% or more in the money.

The Company’s living benefit riders represent an embedded derivative in a variable annuity contract that is required to be separated from, and valued apart from, the host variable annuity contract. The embedded derivatives are carried at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2008 and 2007:

•	Data used was based on a combination of historical numbers and future projections generally involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – approximately 7.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	1.00%	2.00%	2.00%	3.00%	4.50%	6.00%	7.00%	7.00%	11.50%	11.50%
Maximum	1.50%	2.50%	4.00%	4.50%	40.00%	41.50%	21.50%	35.00%	35.00%	18.50%

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(9)	Short-Term Debt
The following table summarizes short-term debt as of December 31:

(in millions)	2008	2007
$800.0 million commercial paper program	$149.9	$199.7
$350.0 million securities lending program facility	99.8	85.6

Total short-term debt	$249.7	$285.3

The Company has available as a source of funds a $1.00 billion revolving variable rate credit facility entered into by NFS, NLIC and NMIC with a group of national financial institutions. The facility provides for several and not joint liability with respect to any amount drawn by any party. The facility provides covenants, including, but not limited to, requirements that the Company’s debt not exceed 40% of tangible net worth, as defined, and that NLIC maintain statutory surplus, as defined, in excess of $1.67 billion. As of December 31, 2008, the Company and NLIC were in compliance with all covenants. NLIC and NMIC had no amounts outstanding under this agreement as of December 31, 2008 and 2007. NLIC also has an $800.0 million commercial paper program and is required to maintain an available credit facility equal to 50% of any amounts outstanding under the commercial paper program. Therefore, borrowing capacity under the aggregate $1.00 billion revolving credit facility is reduced by 50% of any amounts outstanding under the commercial paper program. NLIC had $149.9 million of commercial paper outstanding at December 31, 2008 at a weighted average interest rate of 2.07% and $199.7 million at a weighted average interest rate of 4.39% at December 31, 2007.

NLIC has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program. This is an uncommitted facility contingent on the liquidity of the securities lending program. The borrowing facility was established to fund commercial mortgage loans that were originated with the intent of sale through securitization. The maximum amount available under the agreement is $350.0 million. The borrowing rate on this program is equal to one-month U.S. LIBOR (0.44% and 4.60% as of December 31, 2008 and 2007, respectively). NLIC had $99.8 million and $85.6 million outstanding under this agreement as of December 31, 2008 and 2007, respectively. As of December 31, 2008, the Company had not provided any guarantees on such borrowings, either directly or indirectly.

The Company paid interest on short-term debt totaling $8.3 million, $15.0 million and $11.7 million in 2008, 2007 and 2006, respectively.

(10)	Long-Term Debt
The following table summarizes surplus notes payable to NFS as of December 31:

(in millions)	2008	2007
8.15% surplus note, due June 27, 2032	$300.0	$300.0
7.50% surplus note, due December 17, 2031	300.0	300.0
6.75% surplus note, due December 23, 2033	100.0	100.0

Total long-term debt	$700.0	$700.0

The Company made interest payments to NFS on surplus notes totaling $53.7 million in 2008, 2007 and 2006. Payments of interest and principal under the notes require the prior approval of the Ohio Department of Insurance (ODI).

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(11)	Federal Income Taxes
In 2008, NFS will file a life/non-life federal income tax return with all of its eligible downstream subsidiaries. Effective January 1, 2009, pursuant to the merger agreement dated August 6, 2008 whereby NMIC and its affiliates purchased all of the NFS common stock they did not already own, Nationwide Corp. will own more than 80% of the value of NFS, meeting the requirements for NFS to join the NMIC consolidated federal income tax return. However, the life insurance company subsidiaries will not be eligible to join the NMIC consolidated federal income tax return until 2014. The members of the NFS consolidated federal income tax return group participate in a tax sharing arrangement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate financial statements of a subsidiary. This approach provides for a current tax benefit to the subsidary for losses that are utilized in the consoldiated tax return.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax (asset) liability as of December 31:

(in millions)	2008	2007
Deferred tax assets:
Future policy benefits and claims	$881.0	$622.0
Securities available-for-sale	737.4	83.8
Derivatives	229.7	—
Other	238.3	129.4

Gross deferred tax assets	2,086.4	835.2
Less valuation allowance	(7.0)	(7.0)

Deferred tax assets, net of valuation allowance	2,079.4	828.2

Deferred tax liabilities:
Deferred policy acquisition costs	1,249.4	1,112.6
Derivatives	—	15.6
Other	188.4	115.2

Gross deferred tax liabilities	1,437.8	1,243.4

Net deferred tax (asset) liability	$(641.6)	$415.2

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. The valuation allowance was unchanged during 2008, 2007 and 2006. No additional valuation allowances are required to be recognized as the Company has prudent and feasible tax planning strategies that would, if necessary, be implemented to utilize deferred tax assets.

The Company’s current federal income tax asset was $127.2 million and $12.7 million as of December 31, 2008 and 2007, respectively.

Total federal income taxes (refunded) paid were $(46.1) million, $99.1 million and $(4.3) million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the Company has $38.9 million of capital loss carryforwards that can carry forward for five tax years and are expected to be fully utilized. In addition, the Company has $41.9 million in low income housing credit carryforwards which can be carried forward for twenty years. The Company expects that they will be fully utilized. The Company has $56.5 million in Alternative Minimum Tax (AMT) credit carryforwards, which can be carried forward until utilized. The Company expects to fully realize the AMT credits in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

During the third quarter of 2008, the Company refined its separate account dividends received deduction (DRD) calculation and estimation process. As a result, the Company reduced its third quarter separate account DRD projection from a federal income tax benefit of $14.3 million to a $4.4 million benefit. This reduction in estimate primarily was driven by the assumptions used in the estimation process regarding future dividend income within the separate accounts. The assumptions used in the separate account DRD calculation are based on the Company’s best estimate of future events.

In addition, during 2008, the Company recorded $12.7 million of net federal income tax expense adjustments primarily related to differences between the 2007 estimated tax liability and the amounts expected to be reported on the Company’s 2007 tax returns when filed. These changes in estimates primarily were driven by the Company’s separate account DRD.

During the second quarter of 2007, the Company recorded $6.8 million of net federal income tax expense adjustments primarily related to differences between the 2006 estimated tax liability and the amounts the Company reported on its 2006 tax returns. The Company recorded an additional $1.5 million and $0.2 million of such adjustments during the third and fourth quarters of 2007, respectively.

Through June 2006, the Company’s federal income tax returns for tax years 2000-2002 were under IRS examination pursuant to a routine audit. In accordance with its regular practice, management established tax reserves based on the current facts and circumstances regarding each tax exposure item for which the ultimate deductibility is open to interpretation. These reserves are reviewed regularly and are adjusted as events occur that management believes impacts the Company’s liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. A significant component of the Company’s tax reserve as of December 31, 2005 was related to the separate account dividends received deduction (DRD). See “Tax Matters” in Note 15 for more information regarding DRD.

In July 2006, the Company reached substantial agreement with the IRS on all open issues for tax years 2000-2002, including issues related to the DRD. Accordingly, the Company revised its estimate of amounts that may be due in connection with certain tax positions, including the DRD, for all open tax years. As a result of the revised estimate, $110.9 million of tax reserves were released into earnings during the second quarter of 2006.

During the third quarter of 2006, the Company recorded $7.8 million of net federal income tax expense adjustments primarily related to differences between the 2005 estimated tax liability and the amounts reported on the Company’s 2005 tax returns.

The following table summarizes federal income tax (benefit) expense attributable to (loss) income from continuing operations for the years ended December 31:

(in millions)	2008	2007	2006
Current	$(135.5)	$106.5	$(61.8)
Deferred	(398.8)	22.0	90.5

Federal income tax (benefit) expense	$(534.3)	$128.5	$28.7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Total federal income tax (benefit) expense differs from the amount computed by applying the U.S. federal income tax rate to (loss) income from continuing operations before federal income tax (benefit) expense as follows for the years ended December 31:

	2008		2007		2006
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed tax (benefit) expense	$(477.4)	35.0	$204.0	35.0	$226.8	35.0
DRD	(36.7)	2.7	(61.0)	(10.5)	(67.5)	(10.4)
Reserve release	—	—	—	—	(110.9)	(17.1)
Other, net	(20.2)	1.5	(14.5)	(2.4)	(19.7)	(3.1)

Total	$(534.3)	39.2	$128.5	22.1	$28.7	4.4

As noted previously, the Company adopted the provisions of FIN 48 on January 1, 2007. There was no impact to the Company’s retained earnings on adoption of FIN 48. A rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties, is as follows:

(in millions)	2008	2007
Balance at beginning of period	$8.6	$4.6
Additions for current year tax positions	37.4	4.0
Additions for prior years tax positions	0.3	—
Reductions for prior years tax positions	(2.6)	—

Balance at end of period	$43.7	$8.6

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate on December 31, 2008, is $37.4 million.

The Company has included tax on permanent uncertain tax positions and interest and penalties on all uncertain tax positions in determining the potential impact on the effective tax rate above. An uncertain tax timing position may result in the acceleration of cash payments to the IRS, but will not impact the effective tax rate.

During the years ended December 31, 2008, and 2007, the Company incurred $1.0 million and $0.8 million in interest and penalties, respectively. The Company accrued $2.2 million and $1.2 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively. Interest expense and any associated penalties are shown as income tax expense.

Management is not aware of any reasonable possibility of a significant increase or decrease to the total of the uncertain tax positions within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years through 2002. The IRS commenced an examination of the Company’s U.S. income tax returns for 2003 through 2005 in the first quarter of 2007. As of December 31, 2008, the IRS has proposed adjustments which would not result in a material change to the Company’s financial position.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(12)	Shareholders’ Equity, Regulatory Risk-Based Capital, Statutory Results and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and NLAIC each exceeded the minimum risk-based capital requirements for all periods presented herein.

Statutory Results

The Company and its subsidiary are required to prepare statutory financial statements in conformity with the NAIC’s Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable state department of insurance. Statutory accounting practices focus on insurer solvency and differ from GAAP materially. The principal differences include charging policy acquisition and certain sales inducement costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets, and valuing investments and establishing deferred taxes on a different basis. The following tables summarize the statutory net (loss) income and statutory capital and surplus for the Company and its insurance subsidiary for the years ended December 31:

(in millions)	20081	2007	2006
Statutory net (loss) income
NLIC	$(898.3)	$309.0	$537.5
NLAIC	(87.9)	(13.4)	(45.6)

Statutory capital and surplus
NLIC	$2,261.5	$2,501.1	$2,682.3
NLAIC	81.7	173.3	158.6

1	Unaudited as of the date of this report.
The Company has received approval from the Ohio Department of Insurance (ODI) regarding the use of a permitted practice related to the statutory accounting provision for the admissibility of deferred tax assets as of December 31, 2008. The permitted practice modifies the practice prescribed by the NAIC by increasing the threshold for admissibility of deferred tax assets from 10% to 15% of statutory capital and surplus. The permitted practice resulted in an increase of the Company’s estimated statutory surplus of $68.9 million (unaudited) as of December 31, 2008. The permitted practice had no impact on the Company’s statutory net income. The benefits of this permitted practice may not be considered by the Company when determining capital and surplus available for dividends. NLAIC did not qualify for the permitted practice.

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year. During the year ended December 31, 2008, NLIC paid dividends of $246.5 million to NFS after providing prior notice to the ODI. The dividend included $181.9 million in cash and $64.6 million in securities. As of January 1, 2009, NLIC could not pay dividends to NFS without obtaining prior approval.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of dividends by NLIC may also be subject to restrictions set forth in the insurance laws of the State of New York that limit the amount of statutory profits on NLIC’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its shareholder.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Comprehensive Loss

The Company’s comprehensive loss includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2008	2007	2006
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(3,576.6)	$(276.3)	$(171.3)
Net adjustment to deferred policy acquisition costs	528.8	3.8	40.9
Net adjustment to future policy benefits and claims	121.5	5.4	21.5
Related federal income tax benefit	1,024.4	93.3	38.1

Net unrealized losses	(1,901.9)	(173.8)	(70.8)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	1,025.2	107.7	9.2
Related federal income tax benefit	(358.8)	(37.7)	(3.2)

Net reclassification adjustment	666.4	70.0	6.0

Other comprehensive loss on securities available-for-sale	(1,235.5)	(103.8)	(64.8)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	16.5	(17.2)	(0.2)
Related federal income tax (expense) benefit	(5.8)	6.0	0.1

Other comprehensive income (loss) on cash flow hedges	10.7	(11.2)	(0.1)

Other unrealized gains (losses):
Net unrealized gains (losses)	6.4	(6.4)	—
Related federal income tax (expense) benefit	(2.3)	2.2	—

Other net unrealized gains (losses)	4.1	(4.2)	—

Total other comprehensive loss	$(1,220.7)	$(119.2)	$(64.9)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2008, 2007 and 2006.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(13)	Employee Benefit Plans
Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by NMIC. This plan covers all employees of participating companies who have completed at least one year of service. Plan contributions are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company’s portion of expense relating to these plans was $12.0 million, $13.5 million and $19.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans sponsored by NMIC for qualifying retirees. Postretirement life and health care benefits are contributory. The level of contribution required by a qualified retiree depends on the retiree’s years of service and date of hire. In general, postretirement benefits are available to full-time employees who are credited with 120 months of retiree life and health service. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company’s portion of the per-participant cost of the postretirement health care benefits. The Company’s policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in a group annuity contract issued by NLIC, and a trust with Bank of New York as the custodian and trustee. All participants are eligible for benefits based on an account balance feature. The Company’s portion of expense relating to these plans was immaterial for the years ended December 31, 2008, 2007 and 2006.

Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company’s expense for contributions to these plans was $5.6 million, $7.3 million and $6.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(14)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.. For the years ended December 31, 2008, 2007 and 2006, the Company made payments to NMIC and NSC totaling $280.8 million, $285.6 million and $261.7 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates. Total account values of these contracts were $2.85 billion and $2.90 billion as of December 31, 2008 and 2007, respectively. Total revenues from these contracts were $137.7 million, $130.8 million and $133.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees. Total interest credited to the account balances was $115.4 million, $109.7 million and $110.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The terms of these contracts are consistent in all material respects with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC. For the years ended December 31, 2008, 2007 and 2006, the Company made lease payments to NMIC of $22.9 million, $23.0 million and $19.3 million, respectively.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis. Either party may terminate the agreement on January 1 of any year with prior notice. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer. The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder. The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties. Revenues ceded to NMIC for the years ended December 31, 2008, 2007 and 2006 were $202.3 million, $317.6 million and $430.8 million, respectively, while benefits, claims and expenses ceded during these years were $218.9 million, $348.1 million and $470.4 million, respectively.

Funds of Nationwide Funds Group (NFG), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products. As of December 31, 2008 and 2007, customer allocations to NFG funds totaled $17.48 billion and $21.41 billion, respectively. For the years ended December 31, 2008, 2007 and 2006, NFG paid the Company $74.4 million, $76.9 million and $64.4 million, respectively, for the distribution and servicing of these funds.

Under a marketing agreement with NMIC, NLIC makes payments to cover a portion of the agent marketing allowance that is paid to Nationwide agents. These costs cover product development and promotion, sales literature, rent and similar items. Payments under this agreement totaled $8.3 million, $20.1 million and $28.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The last payment under this agreement was made in 2008.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2008 and 2007, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2008, 2007 and 2006, the most the Company had outstanding at any given time was $151.6 million, $178.2 million and $191.5 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $2.57 billion and $368.2 million as of December 31, 2008 and 2007, respectively, and are included in short-term investments on the consolidated balance sheets.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS. Total commissions and fees paid to these affiliates for the years ended December 31, 2008, 2007 and 2006 were $52.7 million, $59.5 million and $58.1 million, respectively.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

An affiliate of the Company is currently developing a browser-based policy administration and online brokerage software application for defined benefit plans. In connection with the development of this application, the Company made net payments, which were expensed, to that affiliate related to development totaling $11.0 million, $9.4 million and $6.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company entered into a note purchase agreement with an affiliate on November 17, 2006 to purchase $25.0 million of the affiliate’s 5.6% senior notes due November 16, 2016. The notes are secured by certain pledged mortgage servicing rights. The note is payable in seven equal principal installments of $3.8 million, which begin November 6, 2010. Interest is payable semi-annually on each May 16 and November 16.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 11. Effective October 1, 2002, NLIC began filing a consolidated federal income tax return with NLAIC. Total payments from NMIC were $22.5 million and $15.3 million during the years ended December 31, 2008 and 2006, respectively. These payments related to tax years prior to deconsolidation. There were no payments during 2007.

During 2008, NLIC received a $338.8 million capital contribution from NFS. The capital contribution included $157.1 million in securities, $153.4 million in cash and $28.3 million in mortgage loans.

In 2008, 2007 and 2006, NLIC paid dividends to NFS totaling $246.5 million, $537.5 million and $375.0 million, respectively.

(15)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back MTN programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On December 19, 2008, the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

Tax Matters

Management has established tax reserves in accordance with current accounting guidance, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations; conclusion of tax audits or substantial agreement on the deductibility/nondeductibility of uncertain items; additional exposure based on current calculations; identification of new issues; release of administrative guidance; or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The separate account DRD is a significant component of the Company’s federal income tax provision. On August 16, 2007, the IRS issued Revenue Ruling 2007-54. This ruling took a position with respect to the DRD that could have significantly reduced the Company’s DRD. The Company believes that the position taken by the IRS in the ruling was contrary to existing law and the relevant legislative history.

In Revenue Ruling 2007-61, released September 25, 2007, the IRS and the U.S. Department of the Treasury suspended Revenue Ruling 2007-54 and informed taxpayers of their intention to address certain issues in connection with the DRD in future tax regulations. Final tax regulations could impact the Company’s DRD in periods subsequent to their effective date.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(16)	Guarantees
Since 2002, the Company has sold $677.4 million of credit enhanced equity interests in Low-Income-Housing Tax Credit Funds (LIHTC Funds) to unrelated third parties. The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 3.75% to 5.25% over periods ending between 2002 and 2022. As of December 31, 2008 and 2007, the Company held guarantee reserves totaling $5.1 million and $6.0 million, respectively, on these transactions. These guarantees are in effect for periods of approximately 15 years each. The LIHTC Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital. If the tax benefits are not sufficient to provide these cumulative after-tax yields, then the Company must fund any shortfall, which is mitigated by stabilization collateral set aside by the Company at the inception of the transactions. The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $1.10 billion. The Company does not anticipate making any material payments related to these guarantees.

As of December 31, 2008, the Company held stabilization reserves of $0.8 million as collateral for certain properties owned by the LIHTC Funds that had not met all of the criteria necessary to generate tax credits. Such criteria include completion of construction and the leasing of each unit to a qualified tenant, among others. Properties meeting the necessary criteria are considered to have “stabilized.” The properties are evaluated regularly, and the collateral is released when stabilized. In 2008, $0.8 million of the stabilization reserve was released into income. In 2007, the stabilization reserve was increased by $2.4 million and $3.1 million was released into income.

To the extent there are cash deficits in any specific property owned by the LIHTC Funds, property reserves, property operating guarantees and reserves held by the LIHTC Funds are exhausted before the Company is required to perform under its guarantees. To the extent the Company is ever required to perform under its guarantees, it may recover any such funding out of the cash flow distributed from the sale of the underlying properties of the LIHTC Funds. This cash flow distribution would be paid to the Company prior to any cash flow distributions to unrelated third party investors.

(17)	Variable Interest Entities
In the normal course of business, the Company has relationships with variable interest entities (VIEs). The Company’s VIEs are conduits that assist the Company in structured products transactions involving the sale of low-income-housing tax credit funds (LIHTC Funds) to third party investors, other structured product issuances, and private equity investments.

The Company considers many factors when determining whether it is (or is not) the primary beneficiary of a VIE. There is a review of the entity’s contract and other deal related information, such as 1) the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity, 2) whether the contractual or ownership interest in the entity changes with the change in fair value of the entity, and 3) through the variable interest, if the Company shares in the entity’s expected losses and residual returns.

The Company was not required to provide financial or other support outside previous contractual requirements to any VIE.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

LIHTC Funds

The Company provides guarantees to limited partners related to the amount of tax credits that will be generated by the funds (see Note 16). The results of operations and financial position of each VIE of which the Company is the primary beneficiary are consolidated along with corresponding minority interest liabilities in the accompanying consolidated financial statements.

The Company had relationships with 19 LIHTC Funds that are considered VIEs as of December 31, 2008 and December 31, 2007, where the company was the primary beneficiary. Net assets of these consolidated VIEs were $416.1 million and $465.7 million as of December 31, 2008 and December 31, 2007, respectively. The following table summarizes the components of net assets as of December 31:

(in millions)	2008	2007
Other long-term investments	$371.1	$434.1
Short-term investments	20.9	31.9
Other assets	41.6	38.1
Other liabilities	(17.5)	(38.4)
The Company’s total loss exposure from consolidated VIEs was immaterial as of December 31, 2008 and December 31, 2007 (except for the impact of guarantees disclosed in Note 16). Creditors (or beneficial interest holders) of the consolidated VIEs have no recourse to the general credit of the Company.

These LIHTC Funds are financed through the sale of these funds into the secondary market. The proceeds from these sales are used to participate in low-income housing projects that provide tax benefits to the investors.

In addition to the consolidated VIEs described above, the Company holds variable interests, in the form of LIHTC Funds that qualify as VIEs but of which the Company is not the primary beneficiary. The carrying amount on these unconsolidated VIEs was $78.9 million and $79.3 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs was $93.4 million and $108.5 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss is determined by adding any unfunded commitments to the carrying amount of the VIEs.

Structured Products

The Company had relationships with one structured product investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $8.9 million and $20.1 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of both December 31, 2008 and December 31, 2007, the Company was invested in 11 structured product investments that are considered VIEs but that the Company is not the primary beneficiary. These structured products are in the form of synthetic collateralized debt obligations and collateralized lease obligations. The carrying amount on these unconsolidated VIEs was $13.7 million and $84.0 million as of December 31, 2008 and December 31, 2007, respectively. The total exposure to loss on these unconsolidated VIEs is determined to be the carrying amount of the VIEs.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

Private Equity Investments

The Company had relationships with one private equity investment that is considered a VIE as of December 31, 2008 and December 31, 2007, where the Company was the primary beneficiary. Net assets of this consolidated VIE were $18.6 million and $5.0 million as of December 31, 2008 and December 31, 2007, respectively. Creditors (or beneficial interest holders) of the consolidated VIE have no recourse to the general credit of the Company. There are no arrangements that would require the Company to provide financial support to the VIE.

As of December 31, 2008 and December 31, 2007, the Company does not have any private equity investments considered to be a VIE where the Company is not the primary beneficiary.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(18)	Segment Information
Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments: Individual Investments, Retirement Plans, Individual Protection, and Corporate and Other.

The primary segment profitability measure that management uses is pre-tax operating earnings, which is calculated by adjusting income from continuing operations before federal income taxes to exclude (1) net realized investment gains and losses, except for periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment, net realized gains and losses related to hedges on GMDB contracts and net realized gains and losses related to securitizations and (2) the adjustment to amortization of DAC related to net realized investment gains and losses.

Individual Investments

The Individual Investments segment consists of individual The BEST of AMERICA® and private label deferred variable annuity products, deferred fixed annuity products, income products and advisory services. Individual deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life. In addition, individual variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while individual fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business. The private sector primarily includes IRC Section 401 business, and the public sector primarily includes IRC Section 457 and Section 401(a) business, both in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Protection

The Individual Protection segment consists of investment life insurance products, including individual variable, COLI and BOLI products; traditional life insurance products; and universal life insurance products. Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes the MTN program; structured products business; non-operating realized gains and losses, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Investments segment; and other revenues and expenses not allocated to other segments.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

The following tables summarize the Company’s business segment operating results for the years ended December 31:

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2008
Revenues:
Policy charges	$599.0	$115.6	$453.4	$—	$1,168.0
Premiums	119.5	—	164.0	—	283.5
Net investment income	506.3	638.2	343.9	198.6	1,687.0
Non-operating net realized investment losses1	—	—	—	(1,478.2)	(1,478.2)
Other income	109.5	0.9	—	(65.1)	45.3

Total revenues	1,334.3	754.7	961.3	(1,344.7)	1,705.6

Benefits and expenses:
Interest credited to policyholder accounts	361.8	425.9	181.5	161.4	1,130.6
Benefits and claims	377.0	—	295.0	(11.7)	660.3
Policyholder dividends	—	—	26.4	—	26.4
Amortization of DAC	647.7	39.7	113.5	(126.4)	674.5
Interest expense	—	—	—	61.8	61.8
Other operating expenses	188.1	147.0	138.0	43.0	516.1

Total benefits and expenses	1,574.6	612.6	754.4	128.1	3,069.7

Income (loss) from continuing operations before federal income tax expense	(240.3)	142.1	206.9	(1,472.8)	$(1,364.1)

Less: non-operating net realized investment losses1	—	—	—	1,478.2
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(138.5)

Pre-tax operating (loss) earnings	$(240.3)	$142.1	$206.9	$(133.1)

Assets as of year end	$41,902.1	$21,671.1	$16,563.2	$4,676.0	$84,812.4

1
Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to hedges on GMDB contracts and securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2007
Revenues:
Policy charges	$656.9	$139.5	$411.9	$—	$1,208.3
Premiums	133.1	—	158.6	—	291.7
Net investment income	609.1	639.4	330.2	397.1	1,975.8
Non-operating net realized investment losses1	—	—	—	(156.0)	(156.0)
Other income	3.1	—	—	(5.8)	(2.7)

Total revenues	1,402.2	778.9	900.7	235.3	3,317.1

Benefits and expenses:
Interest credited to policyholder accounts	419.7	433.7	178.0	231.2	1,262.6
Benefits and claims	234.2	—	245.1	—	479.3
Policyholder dividends	—	—	24.5	—	24.5
Amortization of DAC	287.1	26.7	80.2	(25.5)	368.5
Interest expense	—	—	—	70.0	70.0
Other operating expenses	191.6	173.6	147.1	17.2	529.5

Total benefits and expenses	1,132.6	634.0	674.9	292.9	2,734.4

Income (loss) from continuing operations before federal income tax expense	269.6	144.9	225.8	(57.6)	$582.7

Less: non-operating net realized investment losses1	—	—	—	156.0
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(25.5)

Pre-tax operating earnings	$269.6	$144.9	$225.8	$72.9

Assets as of year end	$55,692.9	$26,912.6	$18,251.1	$8,683.4	$109,540.0

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2008, 2007 and 2006

(in millions)	Individual Investments	Retirement Plans	Individual Protection	Corporate and Other	Total
2006
Revenues:
Policy charges	$581.7	$160.2	$390.7	$—	$1,132.6
Premiums	142.5	—	165.8	—	308.3
Net investment income	739.5	636.0	328.2	354.8	2,058.5
Non-operating net realized investment gains 1	—	—	—	1.0	1.0
Other income	2.6	—	0.3	3.4	6.3

Total revenues	1,466.3	796.2	885.0	359.2	3,506.7

Benefits and expenses:
Interest credited to policyholder accounts	501.7	440.5	179.2	208.7	1,330.1
Benefits and claims	202.8	—	247.5	—	450.3
Policyholder dividends	—	—	25.6	—	25.6
Amortization of DAC	352.7	37.9	69.6	(9.9)	450.3
Interest expense	—	—	—	65.5	65.5
Other operating expenses	206.3	179.1	142.4	9.0	536.8

Total benefits and expenses	1,263.5	657.5	664.3	273.3	2,858.6

Income from continuing operations before federal income tax expense	202.8	138.7	220.7	85.9	$648.1

Less: non-operating net realized investment gains 1	—	—	—	(1.0)
Less: adjustment to amortization related to net realized investment gains and losses	—	—	—	(9.9)

Pre-tax operating earnings	$202.8	$138.7	$220.7	$75.0

Assets as of year end	$55,404.6	$28,817.2	$16,948.8	$8,791.8	$109,962.4

1	Excluding periodic net amounts paid or received on interest rate swaps that do not qualify for hedge accounting treatment and net realized gains and losses related to securitizations.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I         Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2008 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$77.3	$97.4	$97.4
Agencies not backed by the full faith and credit of the U.S. Government	384.6	473.9	473.9
Obligations of states and political subdivisions	223.0	217.1	217.1
Foreign governments	33.9	38.9	38.9
Public utilities	1,667.7	1,578.5	1,578.5
All other corporate	19,434.4	16,841.4	16,841.4

Total fixed maturity securities available-for-sale	21,820.9	19,247.2	19,247.2

Equity securities available-for-sale:
Common stocks:
Banks, trusts and insurance companies	14.3	9.5	9.5
Industrial, miscellaneous and all other	—	0.1	0.1
Nonredeemable preferred stocks	16.6	16.9	16.9

Total equity securities available-for-sale	30.9	26.5	26.5

Mortgage loans on real estate, net	7,249.7		7,189.9	1
Real estate, net:
Investment properties	11.0		8.5	2
Acquired in satisfaction of debt	9.8		8.0	2

Total real estate, net	20.8		16.5

Policy loans	767.4		767.4
Other long-term investments	521.6		521.6
Short-term investments, including amounts managed by a related party	2,780.9		2,780.9

Total investments	$33,192.2		$30,550.0

1
Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans on real estate (see Note 6 to the audited consolidated financial statements), hedges and commitment hedges on mortgage loans on real estate.

2	Difference from Column B primarily results from adjustments for accumulated depreciation.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III        Supplementary Insurance Information

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Year: Segment	Deferred policy acquisition costs	Future policy benefits, losses, claims and loss expenses	Unearned premiums 1	Other policy claims and benefits payable1	Premium revenue
2008
Individual Investments	$1,883.0	$12,026.3			$119.5
Retirement Plans	284.3	11,244.8			—
Individual Protection	1,640.7	5,941.2			164.0
Corporate and Other	615.9	3,324.0			—

Total	$4,423.9	$32,536.3			$283.5

2007
Individual Investments	$2,078.1	$10,748.6			$133.1
Retirement Plans	289.7	10,693.7			—
Individual Protection	1,542.5	5,635.9			158.6
Corporate and Other	87.1	4,920.2			—

Total	$3,997.4	$31,998.4			$291.7

2006
Individual Investments	$1,945.0	$13,004.4			$142.5
Retirement Plans	288.6	10,839.0			—
Individual Protection	1,441.0	5,574.1			165.8
Corporate and Other	83.4	4,991.9			—

Total	$3,758.0	$34,409.4			$308.3

Column A	Column G	Column H	Column I	Column J	ColumnK
Year: Segment	Net investment income2	Benefits, claims, losses and settlement expenses	Amortization of deferred policy acquisition costs	Other operating expenses 2	Premiums written
2008
Individual Investments	$506.3	$738.8	$647.7	$188.1
Retirement Plans	638.2	425.9	39.7	147.0
Individual Protection	343.9	502.9	113.5	138.0
Corporate and Other	198.6	149.7	(126.4)	104.8

Total	$1,687.0	$1,817.3	$674.5	$577.9

2007
Individual Investments	$609.1	$653.9	$287.1	$191.6
Retirement Plans	639.4	433.7	26.7	173.6
Individual Protection	330.2	447.6	80.2	147.1
Corporate and Other	397.1	231.2	(25.5)	87.1

Total	$1,975.8	$1,766.4	$368.5	$599.4

2006
Individual Investments	$739.5	$704.5	$352.7	$206.3
Retirement Plans	636.0	440.5	37.9	179.1
Individual Protection	328.2	452.3	69.6	142.4
Corporate and Other	354.8	208.7	(9.9)	74.5

Total	$2,058.5	$1,806.0	$450.3	$602.3

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV        Reinsurance

As of December 31, 2008, 2007 and 2006 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2008
Life insurance in force	$167,715.4	$58,850.8	$3.8	$108,868.4	0.0%

Premiums:
Life insurance1	$348.2	$64.8	$0.1	$283.5	0.0%
Accident and health insurance	182.9	209.3	26.4	—	NM

Total	$531.1	$274.1	$26.5	$283.5	9.3%

2007
Life insurance in force	$156,899.3	$58,529.0	$4.4	$98,374.7	0.0%

Premiums:
Life insurance1	$364.2	$72.7	$0.2	$291.7	0.0%
Accident and health insurance	289.2	316.8	27.6	—	NM

Total	$653.4	$389.5	$27.8	$291.7	9.5%

2006
Life insurance in force	$151,109.9	$58,189.8	$7.9	$92,928.0	0.0%

Premiums:
Life insurance1	$336.4	$28.4	$0.3	$308.3	0.1%
Accident and health insurance	388.9	417.4	28.5	—	NM

Total	$725.3	$445.8	$28.8	$308.3	9.3%

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2008, 2007 and 2006 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions1	Balance at end of period
2008
Valuation allowances - mortgage loans on real estate	$23.1	$19.6	$—	$3.2	$39.5

2007
Valuation allowances - mortgage loans on real estate	$34.3	$1.1	$—	$12.3	$23.1

2006
Valuation allowances - mortgage loans on real estate	$31.1	$6.0	$—	$2.8	$34.3

1	Amounts represent transfers to real estate owned and recoveries.
See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated October 28, 2009

to Prospectus dated May 1, 2000

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

The Board of Directors of Nationwide Life Insurance Company of America ("NLICA") approved the merger of NLICA into its parent company, Nationwide Life Insurance Company ("NLIC").  The merger is scheduled to be effective on December 31, 2009.  As a result, the depositor of your policy will change to NLIC.  Your rights under your policy will not be affected by this change.

As soon as possible after the merger, you will receive a confirmation of the merger transaction as well as an updated prospectus.

For further information, please contact Nationwide at:

Nationwide Life Insurance Company of America
One Nationwide Plaza, RR1-04-F4
Columbus, Ohio 43215
1-800-688-5177
TDD: 1-800-238-3035

www.nationwide.com

Nationwide Life and Annuity Company of America: • Nationwide Provident VLI Separate Account A	Nationwide Life Insurance Company of America • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated November 3, 2009

to Prospectus dated May 1, 2000

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

On September 17, 2009, the Board of Trustees of the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio: Initial Class fund voted to liquidate the Van Eck Worldwide Insurance Trust – Worldwide Real Estate Portfolio:  Initial Class, effective December 18, 2009.

Effective December 18, 2009, this underlying mutual fund will no longer be available to receive transfers or new purchase payments.

Effective December 18, 2009, any account value allocated to this fund will be transferred to the Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV on December 18, 2009.

Nationwide Life Insurance Company of America: • Nationwide Provident VLI Separate Account 1

Prospectus supplement dated June 9, 2009

to Prospectus dated May 1, 2000

This supplement updates certain information contained in your prospectus.  Please read it and keep it with your prospectus for future reference.

1.  Effective May 1, 2009, the following sub-accounts are available as investment options under your policy:

·   Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
·   Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
·   Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
·   Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I

2.           Effective May 1, 2009, “Appendix B: Sub-Accounts” is amended to include the following:

Nationwide Variable Insurance Trust - AllianceBernstein NVIT Global Fixed Income Fund: Class VI
Investment Adviser:                                                     Nationwide Fund Advisors
Sub-adviser:                                                                  AllianceBernstein L.P.
Investment Objective:                                                  Seeks a high level of current income consistent with preserving capital.

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class I
Investment Adviser:                                                  Nationwide Fund Advisors
Sub-adviser:                                                               American Century Investment Management, Inc.
Investment Objective:                                               Seeks capital appreciation.

Nationwide Variable Insurance Trust - Oppenheimer NVIT Large Cap Growth Fund: Class I
Investment Adviser:                                                  Nationwide Fund Advisors
Sub-adviser:                                                                OppenheimerFunds, Inc.
Investment Objective:                                                Seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Investment Adviser:                                                  Nationwide Fund Advisors
Sub-adviser:                                                                Neuberger Berman Management Inc. and American Century Investment Management Inc.
        Investment Objective:                                               The fund seeks long-term capital growth.

3.	The following sub-accounts are only available in policies for which good order applications were received before May 1, 2009:

•	American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
•	Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class 1

•	Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non Service Shares
•	Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non Service Shares

•	The Universal Institutional Funds, Inc. - Core Plus Fixed Income Portfolio: Class I

4.	Your prospectus offers the following sub-accounts as investment options under your policy. Effective May 1, 2009, these sub-accounts changed names as indicated below:

Old Name	New Name
Janus Aspen Series – International Growth Portfolio: Service Shares	Janus Aspen Series – Overseas Portfolio: Service Shares
Federated Insurance Series – Federated American Leaders Fund II: Primary Shares	Federated Insurance Series – Federated Clover Value Fund II: Primary Shares

5.           The following sub-account has changed subadviser:

Sub-account	Old Subadviser	New Subadviser
Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class IV	Nationwide Asset Management, LLC	Federated Investment Management Company

6.	Effective May 1, 2009, the following sub-account liquidated and has merged into a new sub-account as indicated below:

Liquidated Sub-account	Merged Sub-account
Nationwide Variable Insurance Trust - NVIT Mid Cap Growth Fund: Class IV	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class I
Nationwide Variable Insurance Trust – JP Morgan NVIT Balanced Fund: Class IV	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class II

7.	Effective May 1, 2009 the principal underwriter and general distributor will change from Nationwide Securities, LLC to Nationwide Investment Services Corporation ("NISC").

Any and all references to Nationwide Securities, LLC (“NSLLC”) are replaced with Nationwide Investment Services Corporation ("NISC"). NISC is located at One Nationwide Plaza, Columbus, Ohio 43215.

In addition, the following changes are made effective:

The Distribution of Policies or the Sale of a Policies provision is replaced as follows:

The current distributor of the Policies is Nationwide Investment Services Corporation ("NISC") located at One Nationwide Plaza, Columbus, Ohio 43215, an affiliate of NLICA.  Until May 1, 2009, the Policies were distributed by Nationwide Securities, LLC (“NSLLC”) (formerly, 1717 Capital Management Company), located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned indirect subsidiary of NLICA.

The Policies were sold on a continuous basis until December 31, 2008 by licensed insurance agents in those states where the Policies could lawfully be sold. Beginning January 1, 2009 no new policies will be sold, but agents may continue to accept additional premium on existing Policies.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority ("FINRA").

Gross first year commissions paid by NLICA on the sale of these Policies provided by NISC are approximately 91% of the target premium plus 2% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the Policies provided by NISC that will not exceed 2% of actual premium payment, and will be 0% in policy years 11 and thereafter.  Expense allowances and bonuses may also be paid, and firms may receive annual renewal compensation of up to 0.25% of the unloaned Policy Account Value.

NISC received no compensation as principal underwriter of variable life insurance policies and variable annuity contracts offered by insurance company subsidiaries of Nationwide Financial Services, Inc. during 2008, 2007, or 2006.  NSLLC received $11,699,242, $16,493,648, and $16,865,494 during 2008, 2007 and 2006, respectively, as principal underwriter of the Policies and of other variable life insurance policies and variable annuity contracts offered by NLICA and its affiliates.  However, NSLLC did not retain any of the compensation it received as principal underwriter during the past 3 fiscal years.

8.           The “Legal Proceedings” section of your prospectus is replaced with the following:

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, the Company) was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), which refers to Nationwide Life Insurance Company of America (NLICA), Nationwide Life and Annuity Company of America (NLACA) and subsidiaries, including the affiliated distribution network. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial position or results of operations in a particular period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, retirement plan, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the Financial Industry Regulatory Authority and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators and other governmental bodies have commenced investigations, proceedings or inquiries relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, funding agreements issued to back medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations, proceedings or inquiries may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies and other governmental bodies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, fee arrangements in retirement plans, the use of side agreements and finite reinsurance agreements, and funding agreements backing the NLIC MTN program. The Company is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

A promotional and marketing arrangement associated with the Company’s offering of a retirement plan product and related services in Alabama is under investigation by the Alabama Securities Commission. The Company currently expects that any damages paid to settle this matter will not have a material adverse impact on its consolidated financial position. It is not possible to predict what effect, if any, the outcome of this investigation may have on the Company’s retirement plan operations with respect to promotional and marketing arrangements in general in the future.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company’s consolidated financial position or results of operations in the future.

Nationwide Financial Services, Inc. (NFS), NMIC, Nationwide Mutual Fire Insurance Company (NMFIC), Nationwide Corporation and the directors of NFS have been named as defendants in several class actions brought by NFS shareholders. These lawsuits arose following the announcement of the joint offer by NMIC, NMFIC and Nationwide Corporation to acquire all of the outstanding shares of NFS’ Class A common stock. The defendants deny any and all allegations of wrongdoing and have defended these lawsuits vigorously. On August 6, 2008, NFS and NMIC, NMFIC and Nationwide Corporation announced that they had entered into a definitive agreement for the acquisition of all of the outstanding shares of NFS’ Class A common stock for $52.25 per share by Nationwide Corporation, subject to the satisfaction of specific closing conditions. Simultaneously, the plaintiffs and defendants entered into a memorandum of understanding for the settlement of these lawsuits. The memorandum of understanding provides, among other things, for the settlement of the lawsuits and release of the defendants and, in exchange for the release and without admitting any wrongdoing, defendant NMIC shall acknowledge that the pending lawsuits were a factor, among others, that led it to offer an increased share price in the transaction. NMIC shall agree to pay plaintiffs’ attorneys’ fees and the costs of notifying the class members of the settlement. The memorandum of understanding is conditioned upon court approval of the proposed settlement. The court has scheduled the fairness hearing for approval of the proposed settlement for June 23, 2009. The lawsuits are pending in multiple jurisdictions and allege that the offer price was inadequate, that the process for reviewing the offer was procedurally unfair and that the defendants have breached their fiduciary duties to the holders of the NFS Class A common stock. NFS continues to defend these lawsuits vigorously.

On November 20, 2007, Nationwide Retirement Solutions, Inc. (NRS) and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On December 2, 2008, the plaintiffs filed an amended complaint. The plaintiffs claim to represent a class of all participants in the Alabama State Employees Association (ASEA) Plan, excluding members of the Deferred Compensation Committee, members of the Board of Control, ASEA’s directors, officers and board members, and PEBCO’s directors, officers and board members. The class period is from November 20, 2001, to the date of trial. In the amended class action complaint, the plaintiffs allege breach of fiduciary duty, wantonness and breach of contract. The amended class action complaint seeks a declaratory judgment, an injunction, an appointment of an independent fiduciary to protect Plan participants, disgorgement of amounts paid, reformation of Plan documents, compensatory damages and punitive damages, plus interest, attorneys’ fees and costs and such other equitable and legal relief to which plaintiffs and class members may be entitled. Also, on December 2, 2008, the plaintiffs filed a motion for preliminary injunction seeking an order requiring periodic payments made by NRS and/or NLIC to ASEA or PEBCO to be held in a trust account for the benefit of Plan participants. On December 4, 2008, the Alabama State Personnel Board and the State of Alabama by, and through the State Personnel Board, filed a motion to intervene and a complaint in intervention. On December 16, 2008, the Companies filed their Answer. On February 4, 2009, the court provisionally agreed to add the State of Alabama, by and through the State Personnel Board as a party. NRS and NLIC continue to defend this case vigorously.

On July 11, 2007, NLIC was named in a lawsuit filed in the United States District Court for the Western District of Washington at Tacoma entitled Jerre Daniels-Hall and David Hamblen, Individually and on behalf of All Others Similarly Situated v. National Education Association, NEA Member Benefits Corporation, Nationwide Life Insurance Company, Security Benefit Life Insurance Company, Security Benefit Group, Inc., Security Distributors, Inc., et. al. The plaintiffs seek to represent a class of all current or former National Education Association (NEA) members who participated in the NEA Valuebuilder 403(b) program at any time between January 1, 1991 and the present (and their heirs and/or beneficiaries). The plaintiffs allege that the defendants violated the Employee Retirement Income Security Act of 1974, as amended (ERISA) by failing to prudently and loyally manage plan assets, by failing to provide complete and accurate information, by engaging in prohibited transactions, and by breaching their fiduciary duties when they failed to prevent other fiduciaries from breaching their fiduciary duties. The complaint seeks to have the defendants restore all losses to the plan, restoration of plan assets and profits to participants, disgorgement of endorsement fees, disgorgement of service fee payments, disgorgement of excessive fees charged to plan participants, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. On May 23, 2008, the Court granted the defendants’ motion to dismiss. On June 19, 2008, the plaintiffs filed a notice of appeal. On October 17, 2008, the plaintiffs filed their opening brief. On

December 19, 2008 the defendants filed their briefs. On January 26, 2009, the plaintiffs filed Appellants’ Reply Brief. NLIC continues to defend this lawsuit vigorously.

On November 15, 2006, NFS, NLIC and NRS were named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The class period is from January 1, 1996 until the class notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NFS, NLIC and NRS filed a motion to dismiss. On September 17, 2007, the Court granted the motion to dismiss. On October 1, 2007, the plaintiff filed a motion to vacate judgment and for leave to file an amended complaint. On September 15, 2008, the Court denied the plaintiffs’ motion to vacate judgment and for leave to file an amended complaint. On October 15, 2008, the plaintiffs filed a notice of appeal. NFS, NLIC and NRS continue to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The court certified a class consisting of all residents of the United States and the Virgin Islands who, during the class period, paid premiums on a modal basis to NLIC for term life insurance policies issued by NLIC during the class period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The class period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment. On February 4, 2008, the Court granted the class’s motion for summary judgment on the breach of contract claims arising from the term policies in 43 of 51 jurisdictions. The Court granted NLIC’s motion for summary judgment on the breach of contract claims on all decreasing term policies. On November 7, 2008, the case was settled.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. NLIC removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed the first amended complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The first amended complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The first amended complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On January 30, 2009, the United States Court of Appeals for the Fourth Circuit affirmed that dismissal. NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under ERISA that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. On September 25, 2007, NFS’ and NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint was denied. On October 12, 2007, NFS and NLIC filed their answer to the plaintiffs’ fifth amended complaint and amended counterclaims. On November 1, 2007, the plaintiffs filed a motion to dismiss NFS’ and NLIC’s amended counterclaims. On November 15, 2007, the plaintiffs filed a motion for class certification. On February 8, 2008, the Court denied the plaintiffs’ motion to dismiss the amended counterclaim, with the exception that it was tentatively granting the plaintiffs’ motion to dismiss with respect to NFS’ and NLIC’s claim that it could recover any “disgorgement remedy” from plan sponsors. On April 25, 2008, NFS and NLIC filed their opposition to the plaintiffs’ motion for class certification. On September 29, 2008, the plaintiffs filed their reply to NFS’ and NLIC’s opposition to class certification. The Court has set a hearing on the class certification motion for February 27, 2009. NFS and NLIC continue to defend this lawsuit vigorously.

The general distributor is not engaged in any material litigation.

Nationwide Life Insurance Company of America:
o Nationwide Provident VLI Separate Account 1

Nationwide Life and Annuity Company of America:
o  Nationwide Provident VLI Separate Account A

                     Prospectus supplement dated May 1, 2004
--------------------------------------------------------------------------------
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.
--------------------------------------------------------------------------------

1. The Gartmore Variable Insurance Trust ("GVIT") Investor Destinations Funds
have added a share class designation. All of the GVIT Investor Destinations
Funds available in your contract/policy are Class II.

2. All references to Janus Aspen Series - Risk-Managed Large Cap Core Portfolio
are changed to Janus Aspen Series - Risk-Managed Core Portfolio.

3. The Van Eck Worldwide Insurance Trust funds have added a share class designation. All of the Van Eck Worldwide Insurance Trust funds available in your contract/policy are Initial Class.

4. The provisions relating to transfers among and between the Subaccounts are amended to reflect the following:

The Contracts are not designed to support active trading strategies that require frequent movement between or among sub-accounts (sometimes referred to as
"market-timing," "short-term trading," or "disruptive trading"). We discourage
(and attempt to deter) disruptive trading in the Contracts because the frequent movement between or among Subaccounts may negatively impact other Owners.
Short-term trading can result in:

o    the dilution of the value of Owners' interests in the Portfolio;

o    Portfolio  managers  taking  actions  that  negatively  impact  performance
     (keeping a larger portion of the Portfolio's  assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

o    increased administrative costs due to frequent purchases and redemptions.

To protect Owners from the negative impact of these practices, we have implemented, or we reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of disruptive trading strategies.

U.S. Mail Restrictions. We monitor exchange activity in order to identify those engaged in disruptive trading practices. On a daily basis, we examine transaction reports that identify Contracts that could be engaging in harmful trading practices. A Contract will appear on these reports if the Owner (or a third party acting on their behalf) executes a certain number of transfers in a given period. We consider each telephone, fax, e-mail, or Written Request to be a single transfer, regardless of the number of Subaccounts (or the Guaranteed
Account) involved.

Our response to frequent trading activity depends on the Contract's calendar year history of transfer activity, as described in the following table:
----------------------------------------------- ------------------------------------------------------------------------------------
Trading Behavior                                Our Response
----------------------------------------------- ------------------------------------------------------------------------------------
----------------------------------------------- ------------------------------------------------------------------------------------
6 or more transfers in one calendar quarter     We will mail a letter to the Owner notifying them that:
                                                -----------------------------------------------------------------------------------
                                                (1) they have been identified as engaging in harmful trading practices; and

                                                (2) if their transfers exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the Owner will be limited to submitting transfer requests via U.S. mail.
----------------------------------------------- ------------------------------------------------------------------------------------
----------------------------------------------- ------------------------------------------------------------------------------------
More than 11 transfers in 2 consecutive         We will automatically limit the Owner to submitting transfer requests via U.S.
calendar quarters                               mail.
OR
More than 20 transfers in one calendar year
----------------------------------------------- ------------------------------------------------------------------------------------

Each January 1st, we will start the monitoring anew, so that each Contract starts with 0 transfers each January 1. Transfers that were "unused" in previous calendar years may not be carried over into subsequent calendar years.

We may, at a later date, permit Owners required to submit transfer requests via
U.S. mail to submit transfer requests via the Internet and/or telephone with a one-day delay. The result of the one-day delay is that the transfer will be priced at approximately the same time as if the transfer had been submitted by
U.S. mail. Transfers submitted with a one-day delay are irrevocable.

Managers of Multiple Contracts. Some third-party investment advisers manage the assets of multiple policies and/or contracts pursuant to trading authority granted or conveyed by multiple Owners. We will automatically require these third-party advisers to submit all transfer requests via U.S. mail. Brokers of record who are granted authority to execute transfers in multiple policies/contracts do not fall within our definition of third-party advisers.

We may, at a later date, permit third-party advisers to submit transfer requests via the Internet and/or telephone with a one-day delay, as described above.

Other Restrictions. We reserve the right to refuse or limit transfer requests, or take any other action deemed necessary, in order to protect Owners,
Annuitants, and Beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Owners (or third parties acting on their behalf).

Any restrictions that we implement will be applied consistently and uniformly.
Some transfers do not count as transfers for purposes of monitoring for disruptive trading.

                      SUPPLEMENT DATED DECEMBER 23, 2003 TO

               PROSPECTUSES DATED MAY 1, 2000 AND MAY 1, 1994 FOR

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA

                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
                              SURVIVOR OPTIONS PLUS

                   NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1
                                       VIP

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA

                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A
                               SURVIVOR OPTIONS VL

                   NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A
                                       VIP

--------------------------------------------------------------------------------

     THIS SUPPLEMENT UPDATES PROSPECTUS DISCLOSURE FOR THE ABOVE POLICIES AND
CONTRACTS. IN CONSULTATION WITH MANY OF THE PORTFOLIOS AVAILABLE THROUGH THE
SEPARATE ACCOUNTS, WE ARE CURRENTLY EVALUATING OUR POLICIES AND PROCEDURES WITH
RESPECT TO TRANSFER REQUESTS.

     Under "Transfers of Policy Account Value" or "Transfer Privilege," after the second paragraph, add the following new paragraphs:

     Disruptive trading practices, which hamper the orderly pursuit of stated
     investment objectives by Portfolio managers, may adversely affect the performance of the Subaccounts. In instances of disruptive trading that we may determine to be, or may have already determined to be, harmful to
     Owners, we will, through the use of appropriate means available to us, attempt to curtail or limit the disruptive trading. If your trading activities, or those of a third party acting on your behalf, constitute disruptive trading, we reserve the right not to process the transfer request. If your transfer request is not processed, it will not be counted as a transfer for purposes of determining the number of free transfers executed. We will notify any affected requestor in a timely manner of any actions we take to restrict his or her ability to make transfers.

     We may add new Portfolios, or new share classes of currently available
     Portfolios, that assess short-term trading fees. In the case of new share class additions, your subsequent allocations may be limited to that new share class. Short-term trading fees are a charge assessed by a Portfolio when you transfer out of a Subaccount before the end of a stated period.
     These fees will only apply to Subaccounts invested in Portfolios that impose such a charge. The Portfolio intends short-term trading fees to compensate the Portfolio and its shareholders for the negative impact on performance that may result from disruptive trading practices, including frequent trading and short-term trading (market timing) strategies. The fees are not intended to adversely impact Owners not engaged in such strategies. The Separate Account will collect the short-term trading fees at the time of the transfer by reducing the Owner's Subaccount value. We will remit all such fees to the Portfolio.

     PLEASE RETAIN THIS SUPPLEMENT WITH YOUR PROSPECTUS FOR FUTURE REFERENCE. IF
YOU HAVE ANY QUESTIONS, CALL US AT (800) 688-5177 OR YOUR REGISTERED
REPRESENTATIVE.

                  NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1

                 NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA
                   NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A

                          SUPPLEMENT DATED MAY 1, 2003
                                     TO THE
                 PROSPECTUSES DATED MAY 1, 2002 AND MAY 1, 2000
                                       FOR

   NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA SPECIAL PRODUCT (WOLPER-ROSS)
       NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA SURVIVOR OPTIONS PLUS
       NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA SURVIVOR OPTIONS VL
            NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA OPTIONS VL

This supplement describes new underlying investment options (the "New
Portfolios") to be offered as of May 1, 2003 under the variable life insurance policies noted above (the "Policies") issued by Nationwide Life Insurance
Company of America ("NLICA") and Nationwide Life and Annuity Company of America
("NLACA"). THE NEW PORTFOLIOS ARE OFFERED IN ADDITION TO THE PORTFOLIOS
CURRENTLY OFFERED THROUGH YOUR POLICY. Copies of the New Portfolios'
prospectuses accompany this supplement.

                                 NEW PORTFOLIOS

Beginning May 1, 2003, you may allocate premium payments and transfer Policy
Account Value to Subaccounts that invest in the following New Portfolios:

-  AIM VARIABLE INSURANCE FUNDS, INC. (SERIES I)
   AIM V.I. Basic Value Fund
   AIM V.I. Capital Appreciation Fund
   AIM V.I. Capital Development Fund

-  ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS A)
   AllianceBernstein Growth & Income Portfolio
   AllianceBernstein Small Cap Value Portfolio

-  AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC. (CLASS I)
   VP Income & Growth Fund

-  AMERICAN CENTURY(R) VARIABLE PORTFOLIOS II, INC. (CLASS II)
   VP Inflation Protection Fund

-  DREYFUS INVESTMENT PORTFOLIOS (SERVICE SHARES)
   Small Cap Stock Index Portfolio

-  DREYFUS STOCK INDEX FUND, INC. (INITIAL SHARES)
   Dreyfus Stock Index Fund, Inc.

-  DREYFUS VARIABLE INVESTMENT FUND (INITIAL SHARES)
   Developing Leaders Portfolio

-  FEDERATED INSURANCE SERIES (PRIMARY SHARES)
   American Leaders Fund II
   Capital Appreciation Fund II
   Quality Bond Fund II

-  FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
   (SERVICE CLASS)
   Mid Cap Portfolio
   Value Strategies Portfolio

-  FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)
   Franklin Rising Dividends Securities Fund
   Franklin Small Cap Value Securities Fund
   Templeton Foreign Securities Fund

-  GARTMORE VARIABLE INSURANCE TRUST
   Comstock GVIT Value Fund (Class IV)*
   Dreyfus GVIT International Value Fund (Class IV)*
   Dreyfus GVIT Mid Cap Index Fund (Class I)
   Federated GVIT High Income Bond Fund (Class I)
   Gartmore GVIT Emerging Markets Fund (Class I)
   Gartmore GVIT Global Financial Services Fund (Class I)
   Gartmore GVIT Global Health Sciences Fund (Class I)
   Gartmore GVIT Global Technology and Communications Fund (Class I)
   Gartmore GVIT Global Utilities Fund (Class I)
   Gartmore GVIT Government Bond Fund (Class IV)*
   Gartmore GVIT Growth Fund (Class IV)*
   Gartmore GVIT Investor Destinations Aggressive Fund
   Gartmore GVIT Investor Destinations Conservative Fund
   Gartmore GVIT Investor Destinations Moderate Fund
   Gartmore GVIT Investor Destinations Moderately Aggressive Fund
   Gartmore GVIT Investor Destinations Moderately Conservative Fund
   Gartmore GVIT Mid Cap Growth Fund (Class IV)*
   Gartmore GVIT Money Market Fund (Class IV)*
   Gartmore GVIT Nationwide(R) Fund (Class IV)*
   Gartmore GVIT US Growth Leaders Fund (Class I)
   GVIT Equity 500 Index Fund (Class IV)*
   GVIT Small Cap Growth Fund (Class I)
   GVIT Small Cap Value Fund (Class IV)*
   GVIT Small Company Fund (Class IV)*
   J.P. Morgan GVIT Balanced Fund (Class IV)*
   Van Kampen GVIT Multi Sector Bond Fund (Class I)

-  JANUS ASPEN SERIES (SERVICE SHARES)
   Balanced Portfolio
   Risk-Managed Large Cap Core Portfolio

-  MFS(R) VARIABLE INSURANCE TRUST (INITIAL CLASS)
   Investors Growth Stock Series
   Value Series

-  NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
   Fasciano Portfolio (Class S)
   Mid Cap Growth Portfolio (Class I)
   Socially Responsive Portfolio (Class I)

-  OPPENHEIMER VARIABLE ACCOUNT FUNDS (INITIAL CLASS)
   High Income Fund/VA
   Main Street(R) Small Cap Fund/VA

-  PUTNAM VARIABLE TRUST (CLASS 1B)
   Growth & Income Fund
   International Equity Fund
   Voyager Fund

-  VAN KAMPEN - THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS I)
   Core Plus Fixed Income Portfolio
   Emerging Markets Debt Portfolio
   U.S. Real Estate Portfolio

*     Effective following the close of business on April 25, 2003, The Market
      Street Fund merged with and into Gartmore Variable Insurance Trust.
      Specifically:

-     The Market Street Fund All Pro Large Cap Value Portfolio merged with the
      Comstock GVIT Value Fund;

-     The Market Street Fund International Portfolio merged with the Dreyfus
      GVIT International Value Fund;

-     The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
      Government Bond Fund;

-     The Market Street Fund All Pro Large Cap Growth Portfolio merged with the
      Gartmore GVIT Growth Fund;

-     The Market Street Fund Mid Cap Growth Portfolio merged with the Gartmore
      GVIT Mid Cap Growth Fund;

-     The Market Street Fund Money Market Portfolio merged with the Gartmore
      GVIT Money Market Fund;

-     The Market Street Fund All Pro Broad Equity Portfolio merged with the
      Gartmore GVIT Nationwide(R) Fund;

-     The Market Street Fund Equity 500 Index Portfolio merged with the GVIT
      Equity 500 Index Fund;

-     The Market Street Fund All Pro Small Cap Value Portfolio merged with the
      GVIT Small Cap Value Fund;

-     The Market Street Fund All Pro Small Cap Growth Portfolio merged with the
      GVIT Small Company Fund; and

-     The Market Street Fund Balanced Portfolio merged with the J.P. Morgan GVIT
      Balanced Fund.

                             NEW PORTFOLIO EXPENSES

The following table shows the fees and expenses charged by the New Portfolios for the fiscal year ended December 31, 2002. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. Expenses of the New Portfolios may be higher or lower in the future. Please refer to the New Portfolios' prospectuses for more information.

ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average Portfolio assets):

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
AIM VARIABLE INSURANCE FUNDS,
INC. (SERIES I)

  AIM V.I. Basic Value Fund          0.73%       N/A        0.00%         0.43%        1.16%          N/A             N/A

  AIM V.I. Capital Appreciation
  Fund                               0.61%       N/A        0.00%         0.24%        0.85%          N/A             N/A

  AIM V.I. Capital Development
  Fund                               0.75%       N/A        0.00%         0.39%        1.14%          N/A             N/A

ALLIANCEBERNSTEIN VARIABLE
PRODUCTS SERIES FUND (CLASS A)

  AllianceBernstein Growth &
  Income Portfolio                   0.63%       N/A        0.00%         0.05%        0.68%          N/A             N/A

  AllianceBernstein Small Cap
  Value Portfolio(1)                 1.00%       N/A        0.00%         0.41%        1.41%         0.21%           1.20%

AMERICAN CENTURY VARIABLE
PORTFOLIOS, INC. (CLASS I)

  VP Income & Growth Fund            0.70%       N/A        0.00%         0.00%        0.70%          N/A             N/A

AMERICAN CENTURY VARIABLE
PORTFOLIOS II, INC. (CLASS II)

  VP Inflation Protection Fund       0.51%      0.25%       0.00%         0.00%        0.76%          N/A             N/A

DREYFUS INVESTMENT PORTFOLIOS
(SERVICE SHARES)

  Small Cap Stock Index
  Portfolio                          0.35%      0.25%       0.00%         0.00%        0.60%          N/A             N/A

DREYFUS STOCK INDEX FUND, INC.
(INITIAL SHARES)

  Dreyfus Stock Index Fund, Inc.     0.25%       N/A        0.00%         0.02%        0.27%          N/A             N/A

DREYFUS VARIABLE INVESTMENT
FUND (INITIAL SHARES)

  Developing Leaders Portfolio       0.75%       N/A        0.00%         0.06%        0.81%          N/A             N/A

FEDERATED INSURANCE SERIES
(PRIMARY SHARES)

  American Leaders Fund II(2)        0.75%       N/A        0.25%         0.13%        1.13%          N/A             N/A

  Capital Appreciation Fund II(3)    0.85%      0.25%       0.25%         3.02%        4.37%          N/A             N/A

  Quality Bond Fund II(3)            0.60%      0.25%       0.25%         0.13%        1.23%          N/A             N/A

FIDELITY VARIABLE INSURANCE
PRODUCTS FUNDS

  Mid Cap Portfolio (Service
  Class)(4)                          0.58%      0.10%       0.00%         0.12%        0.80%          N/A             N/A

  Value Strategies Portfolio
  (Service Class)(4, 5)              0.58%      0.10%       0.00%         0.84%        1.52%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
FRANKLIN TEMPLETON VARIABLE
INSURANCE PRODUCTS TRUST (CLASS 1)

  Franklin Rising Dividends
  Securities Fund(6)                 0.75%       N/A        0.00%         0.02%        0.77%          N/A             N/A

  Franklin Small Cap Value
  Securities Fund(6)                 0.60%       N/A        0.00%         0.20%        0.80%          N/A             N/A

  Templeton Foreign Securities
  Fund(6)                            0.69%       N/A        0.00%         0.22%        0.91%          N/A             N/A

GARTMORE VARIABLE INSURANCE
TRUST

  Comstock GVIT Value Fund
  (Class IV)(7)                      0.80%       N/A        0.00%         0.31%        1.11%          N/A             N/A

  Dreyfus GVIT International
  Value Fund (Class IV)(7)           0.75%       N/A        0.00%         0.26%        1.01%          N/A             N/A

  Dreyfus GVIT Mid Cap Index
  Fund (Class I)                     0.50%       N/A        0.00%         0.25%        0.75%          N/A             N/A

  Federated GVIT High Income
  Bond Fund (Class I)                0.70%       N/A        0.00%         0.28%        0.98%          N/A             N/A

  Gartmore GVIT Emerging
  Markets Fund (Class I)             1.15%       N/A        0.00%         0.26%        1.41%          N/A             N/A

  Gartmore GVIT Global
  Financial Services Fund
  (Class I)                          1.00%       N/A        0.00%         0.40%        1.40%          N/A             N/A

  Gartmore GVIT Global Health
  Sciences Fund  (Class I)           1.00%       N/A        0.00%         0.30%        1.30%          N/A             N/A

  Gartmore GVIT Global
  Technology and Communications
  Fund (Class I)(8)                  0.98%       N/A        0.00%         0.41%        1.39%         0.01%           1.38%

  Gartmore GVIT Global
  Utilities Fund (Class I)(8)        0.80%       N/A        0.00%         0.44%        1.24%         0.04%           1.20%

  Gartmore GVIT Government Bond
  Fund (Class IV)(7)                 0.49%       N/A        0.00%         0.24%        0.73%          N/A             N/A

  Gartmore GVIT Growth Fund
  (Class IV)(7)                      0.60%       N/A        0.00%         0.25%        0.85%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Aggressive Fund(9)    0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Conservative
  Fund(9)                            0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderate Fund(9)      0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderately
  Aggressive Fund(9)                 0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Investor
  Destinations Moderately
  Conservative Fund(9)               0.13%      0.25%       0.00%         0.18%        0.56%          N/A             N/A

  Gartmore GVIT Mid Cap Growth
  Fund (Class IV)(7, 10)             0.75%       N/A        0.00%         0.26%        1.01%         0.06%           0.95%

  Gartmore GVIT Money Market
  Fund (Class IV)(7)                 0.38%       N/A        0.00%         0.24%        0.62%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
  Gartmore GVIT Nationwide(R)
  Fund (Class IV)(7)                 0.59%       N/A        0.00%         0.25%        0.84%          N/A             N/A

  Gartmore GVIT US Growth
  Leaders Fund (Class I)             0.90%       N/A        0.00%         0.28%        1.18%          N/A             N/A

  GVIT Equity 500 Index Fund
  (Class IV)(7,11)                   0.24%       N/A        0.00%         0.22%        0.46%         0.18%           0.28%

  GVIT Small Cap Growth Fund
  (Class I)                          1.10%       N/A        0.00%         0.25%        1.35%          N/A             N/A

  GVIT Small Cap Value Fund
  (Class IV)(7)                      0.87%       N/A        0.00%         0.24%        1.11%          N/A             N/A

  GVIT Small Company Fund
  (Class IV)(7)                      0.93%       N/A        0.00%         0.25%        1.18%          N/A             N/A

  J.P. Morgan GVIT Balanced
  Fund (Class IV)(7)                 0.73%       N/A        0.00%         0.27%        1.00%          N/A             N/A

  Van Kampen GVIT Multi Sector
  Bond Fund (Class I)                0.75%       N/A        0.00%         0.27%        1.02%          N/A             N/A

JANUS ASPEN SERIES (SERVICE
SHARES)

  Balanced Portfolio                 0.65%      0.25%       0.00%         0.02%        0.92%          N/A             N/A

  Risk-Managed Large Cap Core
  Portfolio(12)                      0.65%      0.25%       0.00%         0.44%        1.34%          N/A             N/A

MFS(R) VARIABLE INSURANCE TRUST
(INITIAL CLASS)

  Investors Growth Stock
  Series(13)                         0.75%       N/A        0.00%         0.13%        0.88%          N/A             N/A

  Value Series(14)                   0.75%       N/A        0.00%         2.19%        2.94%         2.04%           0.90%

NEUBERGER BERMAN ADVISERS
MANAGEMENT TRUST

  Fasciano Portfolio (Class S)(15)   1.15%      0.25%       0.00%         0.50%        1.90%         0.50%           1.40%

  Mid Cap Growth Portfolio
  (Class I)                          0.84%       N/A        0.00%         0.11%        0.95%          N/A             N/A
  Socially Responsive Portfolio
  (Class I)(15)                      0.85%       N/A        0.00%         2.02%        2.87%         1.36%           1.51%

OPPENHEIMER VARIABLE ACCOUNT
FUNDS (INITIAL CLASS)

  High Income Fund/VA                0.74%       N/A        0.00%         0.03%        0.77%          N/A             N/A

  Main Street(R) Small Cap
  Fund/VA                            0.75%       N/A        0.00%         0.25%        1.00%          N/A             N/A

PUTNAM VARIABLE TRUST (CLASS 1B)

  Growth & Income Fund               0.48%      0.25%       0.00%         0.04%        0.77%          N/A             N/A

  International Equity Fund          0.77%      0.25%       0.00%         0.22%        1.24%          N/A             N/A

  Voyager Fund                       0.54%      0.25%       0.00%         0.06%        0.85%          N/A             N/A

                                                                                                                     NET
                                                                                      GROSS                         TOTAL
                                                           OTHER                      TOTAL          FEE            ANNUAL
                                                           DISTRI-                   ANNUAL         WAIVER         PORTFOLIO
                                    MANAGE                 BUTION                   PORTFOLIO       AND/OR        OPERATING
                                    -MENT       12B-1    OR SERVICE      OTHER      OPERATING      EXPENSE         EXPENSES
PORTFOLIO                            FEES       FEES      EXPENSES     EXPENSES      EXPENSES    REIMBURSEMENT   (CONTRACTUAL)
---------                            ----       ----      --------     --------      --------    -------------   -------------
VAN KAMPEN - THE UNIVERSAL
INSTITUTIONAL FUNDS, INC.
(CLASS 1)

  Core Plus Fixed Income
  Portfolio(16)                      0.40%       N/A        0.00%         0.33%        0.73%          N/A             N/A

  Emerging Markets Debt
  Portfolio(16)                      0.80%       N/A        0.00%         0.42%        1.22%          N/A             N/A

  U.S. Real Estate Portfolio(16)     0.80%       N/A        0.00%         0.32%        1.12%          N/A             N/A

 (1) The investment adviser has contractually agreed to waive its management fees and/or to bear expenses of the AllianceBernstein Small Cap Value Portfolio to
the extent necessary to prevent Total Annual Portfolio Operating Expenses from exceeding 1.20%. This agreement will continue until at least May 1, 2004.

(2) The shareholder services provider for the Federated American Leaders Fund II voluntarily agreed to waive the shareholder services fee. After taking into account this voluntary waiver, Total Annual Portfolio Operating Expenses were
0.88% during 2002. The shareholder services provider can terminate this voluntary waiver at any time, although the provider has no intention of assessing a shareholder services fee during the fiscal year ending December 31,
2003.

(3) The adviser, distributor, and shareholder services provider for the
Federated Capital Appreciation Fund II and the Federated Quality Bond Fund II
voluntarily agreed to waive part or all of the management fee, 12b-1 fee, shareholder services fee, and/or Other Expenses. After taking into account these voluntary waivers, the Total Annual Portfolio Operating Expenses for the
Federated Capital Appreciation Fund II and the Federated Quality Bond Fund II
were 0.90% and 0.70%, respectively, during 2002. These voluntary arrangements can be terminated at any time, although neither the distributor nor the shareholder services provider intend to assess a 12b-1 fee or shareholder services fee during the fiscal year ending December 31, 2003.

(4) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Portfolio paid was used to reduce the Portfolio's expenses. In addition, through arrangements with the Portfolio's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the Portfolio's custodian expenses. After taking into account these voluntary offsets, Total Annual Portfolio Operating Expenses for the Fidelity
VIP Mid Cap Portfolio and the Fidelity VIP Value Strategies Portfolio were 0.73%
and 1.05%, respectively, during 2002. These offsets may be discontinued at any time.

(5) The manager for the Fidelity VIP Value Strategies Portfolio has voluntarily agreed to reimburse the Portfolio to the extent that Total Annual Portfolio
Operating Expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses) exceed 1.10%. After taking into account this voluntary arrangement (as well as the voluntary offset arrangement described in Footnote 4), Total Annual Portfolio Operating Expenses
for the Portfolio were 1.05% during 2002. This arrangement can be discontinued
at any time.

(6) The adviser for the Franklin Templeton Variable Investment Products Trust
voluntarily agreed to waive a portion of its management fee for the year ending
December 31, 2002. After taking into account this voluntary waiver, the Total
Annual Portfolio Operating Expenses for the Franklin Rising Dividends Securities
Portfolio, Franklin Small Cap Value Securities Portfolio, and Templeton Foreign
Securities Portfolio were 0.76%, 0.77%, 0.90%, respectively, during 2002. This waiver arrangement can be terminated at any time.

(7) Effective following the close of business on April 25, 2003, The Market
Street Fund merged with and into Gartmore Variable Insurance Trust.
Specifically: (a) The Market Street Fund All Pro Large Cap Value Portfolio
merged with the Comstock GVIT Value Fund; (b) The Market Street Fund
International Portfolio merged with the Dreyfus GVIT International Value Fund;
(c) The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
Government Bond Fund; (d) The Market Street Fund All Pro Large Cap Growth
Portfolio merged with the Gartmore GVIT Growth Fund; (e) The Market Street Fund
Mid Cap Growth Portfolio merged with the Gartmore GVIT Mid Cap Growth Fund; (f)
The Market Street Fund Money Market Portfolio merged with the Gartmore GVIT
Money Market Fund; (g) The Market Street Fund All Pro Broad Equity Portfolio
merged with the Gartmore GVIT Nationwide(R) Fund; (h) The Market Street Fund
Equity 500 Index Portfolio merged with the GVIT Equity 500 Index Fund; (i) The
Market Street Fund All Pro Small Cap Value Portfolio merged with the GVIT Small
Cap Value Fund; (j) The Market Street Fund All Pro Small Cap Growth Portfolio
merged with the GVIT Small Company Fund; and (k) The Market Street Fund Balanced
Portfolio merged with the J.P. Morgan GVIT Balanced Fund.

In addition, because the Dreyfus GVIT International Value Fund, the Gartmore
GVIT Mid Cap Growth Fund, and the GVIT Equity 500 Index Fund were not operational as of December 31, 2002, the fees and expenses shown are estimated and/or anticipated.

(8) The adviser has contractually agreed to reduce the management expenses of the Gartmore GVIT Global Technology and Communications Fund and the Gartmore
GVIT Global Utilities Fund to 0.97% and 0.76%, respectively, through April 30,
2004.

(9) The Gartmore GVIT Investor Destinations Aggressive Fund, Gartmore GVIT
Investor Destinations Conservative Fund, Gartmore GVIT Investor Destinations
Moderate Fund, Gartmore GVIT Investor Destinations Moderately Aggressive Fund,
and Gartmore GVIT Investor Destinations Moderately Conservative Fund (the
"Gartmore GVIT Investor Destinations Portfolios") are each an asset-allocation
"fund of funds" that typically allocate its assets, within predetermined percentage ranges, among portfolios of certain mutual fund companies (the
"Underlying Funds"). Each Gartmore GVIT Investor Destinations Portfolio has its
own set of operating expenses, as does each of the Underlying Funds in which it invests. If you choose to invest in one of the Gartmore GVIT Investor
Destinations Portfolios, you will be responsible for the indirect expenses of the applicable Gartmore GVIT Investor Destinations Portfolio as well as those of its Underlying Funds. Each Gartmore GVIT Investor Destinations Portfolio
indirectly bears a proportionate share of the applicable expenses of the
Underlying Funds (including management fees) and is a shareholder of the
Underlying Funds. The Underlying Funds' fees are in addition to the fees and expenses described in the fee table above for each Gartmore GVIT Investor
Destinations Portfolio, and may change from time to time. Depending on which
Underlying Funds are held by a Gartmore GVIT Investor Destinations Portfolio and in what proportion, the fees will vary over time. However, in order to give you an idea of what the fees for the Underlying Funds might be, the following is a calculation of each Gartmore GVIT Investor Destinations Portfolio's combined average expense ratio, using the expense ratios (after fee waivers and reimbursements) of the Underlying Funds as of December 31, 2002, and each
Gartmore GVIT Investor Destinations Portfolio's target allocation. Each of the
Gartmore GVIT Investor Destinations Portfolio's actual expenses may be higher or lower as a result of changes in the allocation of the Portfolio's assets among the Underlying Funds, as well as changes in the expenses of the Underlying Funds and in each of the Gartmore GVIT Investor Destinations Portfolios. Based on
these hypothetical assumptions, the combined average expense ratio for the
Underlying Funds which would have been borne indirectly by each of the Gartmore
GVIT Investor Destinations Portfolios would have been the following:

       Gartmore GVIT Investor Destinations Aggressive Fund                0.29%
       Gartmore GVIT Investor Destinations Conservative Fund              0.28%
       Gartmore GVIT Investor Destinations Moderate Fund                  0.28%
       Gartmore GVIT Investor Destinations Moderately Aggressive Fund     0.29%
       Gartmore GVIT Investor Destinations Moderately Conservative Fund   0.28%

Expenses will differ when a Gartmore GVIT Investor Destinations Portfolio's allocation moves from its target allocation.

(10) The adviser has contractually agreed to reduce its management fee for the
Gartmore GVIT Mid Cap Growth Fund to the extent that Total Annual Portfolio
Expenses exceed 0.95%. This agreement will continue until at least October 1,
2004.

(11) The adviser has contractually agreed to reduce its management fee for the
GVIT Equity 500 Index Fund to the extent Total Annual Portfolio Expenses exceed
0.28%. This agreement will continue until at least October 1, 2004.

(12) Because the Janus Risk-Managed Large Cap Core Portfolio was not operational as of December 31, 2002, Other Expenses are based upon estimated expenses the
Portfolio expects to incur during its initial fiscal year.

(13) The MFS Investors Growth Stock Series has a voluntary expense offset arrangement that can be terminated at any time that reduces the custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. The Portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Portfolio's expenses. After taking into account these arrangements, the Total Annual Portfolio Operating Expenses for the MFS Investors Growth Stock
Series would have been 0.87% during 2002.

(14) The MFS Value Series has a voluntary expense offset arrangement that can be terminated at any time that reduces the custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent. In addition, the adviser has contractually agreed, subject to reimbursement, to bear the MFS Value Series' expenses such that Other Expenses
(after taking into account the expense offset and brokerage arrangements) do not exceed 0.15% annually. This agreement will continue until at least May 1, 2004.

(15) The adviser to the AMT Fasciano Portfolio and the AMT Socially Responsive
Portfolio has contractually agreed to waive and/or reimburse certain operating expenses, including the compensation of the adviser and excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs, such that Total Annual Portfolio Operating Expenses do not exceed 1.40% and
1.50%, respectively. Any excess expenses can be repaid to the adviser within three years of the year incurred, provided such recoupment would not cause each
Portfolio to exceed its contractual expense limitation. This arrangement is in effect until December 31, 2006. Moreover, the adviser has voluntarily agreed to waive fees and/or reimburse certain operating expenses of the AMT Socially
Responsive Portfolio to the extent the Portfolio's Total Annual Portfolio
Operating Expenses exceed 1.30%, excluding taxes, interest, extraordinary expenses, brokerage commissions, and transaction costs. After taking into account this arrangement, the Portfolio's Total Annual Portfolio Operating
Expenses were 1.31% during 2002. This arrangement can be terminated at any time.
In addition, as the AMT Fasciano Portfolio began operations after January 1,
2002, expenses in the table are annualized.

(16) The adviser has voluntarily agreed to reduce its management fee for the Van
Kampen UIF Core Plus Fixed Income Portfolio and Van Kampen UIF U.S. Real Estate
Portfolio. After taking into account these voluntary arrangements, Total Annual
Portfolio Operating Expenses for the Van Kampen UIF Core Plus Fixed Income
Portfolio and Van Kampen UIF U.S. Real Estate Portfolio were 0.70% and 1.10%, respectively, during 2002. These voluntary arrangements may be discontinued at any time.

The fee and expense information regarding the New Portfolios was provided by those Portfolios. The Gartmore Variable Insurance Trust is affiliated with
NLICA and NLACA.  The AIM Variable Insurance Funds, Inc.; AllianceBernstein
Variable Products Series Fund, Inc.; American Century(R) Variable Portfolios,
Inc.; American Century(R) Variable Portfolios II, Inc.; Dreyfus Investment
Portfolios; Dreyfus Stock Index Fund, Inc.; Dreyfus Variable Investment Fund;
Federated Insurance Series; Fidelity Variable Insurance Products Funds;
Franklin Templeton Variable Insurance Products Trust; Janus Aspen Series;
MFS(R) Variable Insurance Trust; Neuberger Berman Advisers Management Trust;
Oppenheimer Variable Account Funds; Putnam Variable Trust; and Van Kampen -
The Universal Institutional Funds, Inc. are not affiliated with NLICA or
NLACA.

                    THE NEW PORTFOLIOS' INVESTMENT OBJECTIVES
                             AND INVESTMENT ADVISERS

The following table summarizes each New Portfolio's investment objective(s) and identifies its investment adviser (and subadviser, if applicable). THERE IS NO
ASSURANCE THAT ANY OF THE NEW PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S).
You can find more detailed information about the New Portfolios, including a description of risks and expenses, in the prospectuses for the New Portfolios that accompany this supplement. You should read these prospectuses carefully and keep them for future reference.

                  PORTFOLIO                                  INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
                  ---------                                  -------------------------------------------
AIM V.I. BASIC VALUE FUND (SERIES I)            - Seeks long-term growth of capital.  Investment adviser is A
                                                I M Advisors, Inc.

AIM V.I. CAPITAL APPRECIATION FUND (SERIES I)   - Seeks growth of capital.  Investment adviser is A I M
                                                Advisors, Inc.

AIM V.I. CAPITAL DEVELOPMENT FUND (SERIES I)    - Seeks long-term capital growth.  Investment adviser is A I
                                                M Advisors, Inc.

ALLIANCEBERNSTEIN V.P. GROWTH & INCOME          - Seeks current income and capital appreciation.  Investment
PORTFOLIO (CLASS A)                             adviser is Alliance Capital Management L.P.

ALLIANCEBERNSTEIN V.P. SMALL CAP VALUE          - Seeks long-term growth of capital.  Investment adviser is
PORTFOLIO (CLASS A)                             Alliance Capital Management L.P.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS, INC.   - Seeks capital growth with income as a secondary objective.
VP INCOME & GROWTH FUND (CLASS I)               Investment adviser is American Century Investment Management, Inc.

AMERICAN CENTURY(R) VARIABLE PORTFOLIOS II,     - Seeks long-term total return using a strategy that seeks to
INC. VP INFLATION PROTECTION FUND (CLASS II)    protect against U.S. inflation.  Investment adviser is American
                                                Century Investment Management, Inc.

DREYFUS INVESTMENT PORTFOLIOS SMALL CAP STOCK   - Seeks to match the performance of the S&P SmallCap 600
INDEX PORTFOLIO (SERVICE SHARES)                Index.  Investment adviser is The Dreyfus Corporation.

DREYFUS STOCK INDEX FUND, INC. (INITIAL         - Seeks to match the total return of the S&P 500 Composite
SHARES)                                         Stock Price Index.  Investment adviser is The Dreyfus Corporation.

DREYFUS VIF DEVELOPING LEADERS PORTFOLIO        - Seeks to maximize capital appreciation.  Investment adviser
(INITIAL SHARES)                                is The Dreyfus Corporation.

FEDERATED AMERICAN LEADERS FUND II (PRIMARY     - Seeks long-term growth of capital.  Investment adviser is
SHARES)                                         Federated Investment Management Company.

FEDERATED CAPITAL APPRECIATION FUND II          - Seeks capital appreciation.  Investment adviser is
(PRIMARY SHARES)                                Federated Investment Management Company.

FEDERATED QUALITY BOND FUND II (PRIMARY         - Seeks current income.  Investment adviser is Federated
SHARES)                                         Investment Management Company.

FIDELITY VIP MID CAP PORTFOLIO (SERVICE CLASS)  - Seeks long-term growth of capital.  Investment adviser is
                                                Fidelity Management & Research Company.

FIDELITY VIP VALUE STRATEGIES PORTFOLIO         - Seeks capital appreciation.  Investment adviser is Fidelity
(SERVICE CLASS)                                 Management & Research Company.

FRANKLIN RISING DIVIDENDS SECURITIES FUND       - Seeks long-term capital appreciation.  Preservation of
(CLASS 1)                                       capital, while not a goal, is also an important consideration.
                                                Investment adviser is Franklin Advisory Services, LLC.

FRANKLIN SMALL CAP VALUE SECURITIES FUND        - Seeks long-term total return.  Investment adviser is
(CLASS 1)                                       Franklin Advisory Services, LLC.

TEMPLETON FOREIGN SECURITIES FUND (CLASS 1)     - Seeks long-term capital growth.  Investment adviser is
                                                Templeton Investment Counsel, LLC.

COMSTOCK GVIT VALUE FUND (CLASS IV)*            - Seeks capital growth and income.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust; subadviser is Van Kampen Asset
                                                Management Inc.

DREYFUS GVIT INTERNATIONAL VALUE FUND (CLASS    - Seeks long-term capital growth.  Investment adviser is
IV)*                                            Gartmore Mutual Fund Capital Trust; subadviser is The Dreyfus
                                                Corporation.

DREYFUS GVIT MID CAP INDEX FUND (CLASS I)       - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is The Dreyfus Corporation.

FEDERATED GVIT HIGH INCOME BOND FUND (CLASS I)  - Seeks high current income.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is Federated Investment
                                                Counseling.

GARTMORE GVIT EMERGING MARKETS FUND (CLASS I)   - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Global Asset Management Trust; subadviser  is Gartmore
                                                Global Partners.

GARTMORE GVIT GLOBAL FINANCIAL SERVICES FUND    - Seeks long-term capital growth.  Investment adviser is
(CLASS I)                                       Gartmore Global Asset Management Trust; subadviser  is Gartmore
                                                Global Partners.

GARTMORE GVIT GLOBAL HEALTH SCIENCES FUND       - Seeks long-term capital appreciation.  Investment adviser
(CLASS I)                                       is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GLOBAL TECHNOLOGY AND             - Seeks long-term capital appreciation.  Investment adviser
COMMUNICATIONS FUND (CLASS I)                   is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GLOBAL UTILITIES FUND (CLASS I)   - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Global Asset Management Trust; subadviser is Gartmore
                                                Global Partners.

GARTMORE GVIT GOVERNMENT BOND FUND (CLASS IV)*  - Seeks a high level of income.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT GROWTH FUND (CLASS IV)*           - Seeks long-term capital appreciation.  Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks growth of capital.  Investment adviser is Gartmore
AGGRESSIVE FUND                                 Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks income and long-term growth of capital.  Investment
CONSERVATIVE FUND                               adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS MODERATE    - Seeks growth of capital and income.  Investment adviser is
FUND                                            Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks growth of capital.  Investment adviser is Gartmore
MODERATELY AGGRESSIVE FUND                      Mutual Fund Capital Trust.

GARTMORE GVIT INVESTOR DESTINATIONS             - Seeks income and long-term growth of capital.  Investment
MODERATELY CONSERVATIVE FUND                    adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT MID CAP GROWTH FUND (CLASS IV)*   - Seeks capital growth.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust.

GARTMORE GVIT MONEY MARKET FUND (CLASS IV)*     - Seeks a high level of current income.  Investment adviser is Gartmore Mutual Fund Capital Trust.

GARTMORE GVIT NATIONWIDE(R) FUND (CLASS IV)*    - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust.

GARTMORE GVIT US GROWTH LEADERS FUND (CLASS I)  - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust.

GVIT EQUITY 500 INDEX FUND (CLASS IV)*          - Seeks long-term capital appreciation.  Investment adviser is Gartmore Mutual Fund Capital Trust; subadviser is SSgA Funds
                                                Management, Inc.

GVIT SMALL CAP GROWTH FUND (CLASS I)            - Seeks capital growth.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadvisers are Neuberger Berman
                                                Management Inc. and Waddell & Reed Investment Management Company.

GVIT SMALL CAP VALUE FUND (CLASS IV)*           - Seeks capital appreciation.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is The Dreyfus Corporation.

GVIT SMALL COMPANY FUND (CLASS IV)*             - Seeks long-term capital growth.  Investment adviser is
                                                Gartmore Mutual Fund Capital Trust; subadvisers are The Dreyfus
                                                Corporation, Gartmore Global Partners, Neuberger Berman, LLC, Strong
                                                Capital Management, Inc., and Waddell & Reed Investment Management
                                                Company.

J.P. MORGAN GVIT BALANCED FUND (CLASS IV)*      - Seeks high total return.  Investment adviser is Gartmore
                                                Mutual Fund Capital Trust; subadviser is J.P. Morgan Investment
                                                Management, Inc.

VAN KAMPEN GVIT MULTI SECTOR BOND FUND (CLASS   -  Seeks above average total return.  Investment adviser is
I)                                              Gartmore Mutual Fund Capital Trust; subadviser is Morgan Stanley
                                                Investment Management Inc., doing business as Van Kampen.

JANUS BALANCED PORTFOLIO (SERVICE SHARES)       - Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.  Investment adviser is
                                                Janus Capital.

JANUS RISK-MANAGED LARGE CAP CORE PORTFOLIO     - Seeks long-term growth of capital.  Investment adviser is
(SERVICE SHARES)                                Janus Capital; subadviser is Enhanced Investment Technologies, LLC.

MFS(R) VIT INVESTORS GROWTH STOCK SERIES        -  Seeks long-term capital growth and future income.
(INITIAL CLASS)                                 Investment adviser is MFS(R) Investment Management.

MFS(R) VIT VALUE SERIES (INITIAL CLASS)         - Seeks capital appreciation and reasonable income.
                                                Investment adviser is MFS(R) Investment Management.

NEUBERGER BERMAN FASCIANO PORTFOLIO (CLASS S)   - Seeks long-term capital growth.  Investment adviser is
                                                Neuberger Berman Management Inc.; subadviser is Neuberger Berman,
                                                LLC.

NEUBERGER BERMAN MID CAP GROWTH PORTFOLIO       - Seeks growth of capital.  Investment adviser is Neuberger
(CLASS I)                                       Berman Management Inc.; subadviser is Neuberger Berman, LLC.

NEUBERGER BERMAN SOCIALLY RESPONSIVE            - Seeks long-term growth of capital by investing primarily in
PORTFOLIO (CLASS I)                             securities of companies that meet the Portfolio's financial criteria and social policy.  Investment adviser is Neuberger Berman
                                                Management Inc.; subadviser is Neuberger Berman, LLC.

OPPENHEIMER HIGH INCOME FUND/VA (INITIAL        - Seeks a high level of current income from investment in
CLASS)                                          high-yield fixed-income securities.  Investment adviser is
                                                OppenheimerFunds, Inc.

OPPENHEIMER MAIN STREET(R) SMALL CAP FUND/VA    - Seeks capital appreciation.  Investment adviser is
(INITIAL CLASS)                                 OppenheimerFunds, Inc.

PUTNAM VT GROWTH & INCOME FUND (CLASS 1B)       - Seeks capital growth and current income.  Investment
                                                adviser is Putnam Management.

PUTNAM VT INTERNATIONAL EQUITY FUND (CLASS 1B)  - Seeks capital appreciation.  Investment adviser is Putnam
                                                Management.

PUTNAM VT VOYAGER FUND (CLASS 1B)               - Seeks long-term capital appreciation.  Investment adviser is Putnam Management.

VAN KAMPEN UIF CORE PLUS FIXED INCOME           - Seeks above-average total return over a market cycle of
PORTFOLIO (CLASS I)                             three to five years by investing primarily in a diversified portfolio of fixed income securities.  Investment adviser is Morgan
                                                Stanley Investment Management Inc., doing business as Van Kampen.

VAN KAMPEN UIF EMERGING MARKETS DEBT            - Seeks high total return by investing primarily in fixed
PORTFOLIO (CLASS I)                             income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.  Investment adviser is Morgan Stanley Investment
                                                Management Inc., doing business as Van Kampen.

VAN KAMPEN UIF U.S. REAL ESTATE PORTFOLIO       - Seeks to provide above average current income and long-term
(CLASS I)                                       capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  Investment adviser is Morgan Stanley Investment
                                                Management Inc., doing business as Van Kampen.

*     Effective following the close of business on April 25, 2003, The Market
      Street Fund merged with and into Gartmore Variable Insurance Trust.
      Specifically:

      -     The Market Street Fund All Pro Large Cap Value Portfolio merged with the Comstock GVIT Value Fund;

      -     The Market Street Fund International Portfolio merged with the
            Dreyfus GVIT International Value Fund;

      -     The Market Street Fund Bond Portfolio merged with the Gartmore GVIT
            Government Bond Fund;

      -     The Market Street Fund All Pro Large Cap Growth Portfolio merged with the Gartmore GVIT Growth Fund;

      -     The Market Street Fund Mid Cap Growth Portfolio merged with the
            Gartmore GVIT Mid Cap Growth Fund;

      -     The Market Street Fund Money Market Portfolio merged with the
            Gartmore GVIT Money Market Fund;

      -     The Market Street Fund All Pro Broad Equity Portfolio merged with the Gartmore GVIT Nationwide(R) Fund;

      -     The Market Street Fund Equity 500 Index Portfolio merged with the
            GVIT Equity 500 Index Fund;

      -     The Market Street Fund All Pro Small Cap Value Portfolio merged with the GVIT Small Cap Value Fund;

      -     The Market Street Fund All Pro Small Cap Growth Portfolio merged with the GVIT Small Company Fund; and

      -     The Market Street Fund Balanced Portfolio merged with the J.P.
            Morgan GVIT Balanced Fund.

                                  ILLUSTRATIONS

The hypothetical illustrations that are set forth in your Policy prospectus do not reflect the expenses of the New Portfolios. Please contact our Service
Center if you would like to receive illustrations of Policy Account Value that reflect average Portfolio expenses for all Subaccounts available under the
Policies on or after May 1, 2003.

                                    * * *

If you have any questions about the New Portfolios, please contact our Service
Center by calling (800) 688-5177 or write to us at 300 Continental Drive,
Newark, Delaware 19713. Please retain this supplement with your Policy prospectus for future reference.

                     PROVIDENT MUTUAL LIFE INSURANCE COMPANY
               PROVIDENT MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENT MUTUAL VARIABLE LIFE SEPARATE ACCOUNT

               PROVIDENTMUTUAL LIFE AND ANNUITY COMPANY OF AMERICA
                PROVIDENTMUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT
                 PROVIDENTMUTUAL VARIABLE LIFE SEPARATE ACCOUNT

                     SUPPLEMENT DATED OCTOBER 1, 2002 TO THE
                  PROSPECTUSES DATED MAY 1, 2002, MAY 1, 2001,
                   MAY 1, 2000, MAY 1, 1994, AND MAY 1, 1988

This supplement provides updated information concerning recent developments affecting Provident Mutual Life Insurance Company ("Provident Mutual") and
Providentmutual Life and Annuity Company of America ("PLACA").

On October 1, 2002, Provident Mutual converted from a mutual insurance company to a stock insurance company and became a wholly-owned subsidiary of Nationwide
Financial Services, Inc. ("Nationwide Financial"), pursuant to the terms of the sponsored demutualization described in your Prospectus. The sponsored demutualization has not, in any way, changed your Policy or Contract premiums or reduced your Policy or Contract benefits.

AS A RESULT OF THE SPONSORED DEMUTUALIZATION, PROVIDENT MUTUAL HAS BEEN RENAMED
"NATIONWIDE LIFE INSURANCE COMPANY OF AMERICA," AND PLACA HAS BEEN RENAMED
"NATIONWIDE LIFE AND ANNUITY COMPANY OF AMERICA." Any reference in your
Prospectus to Provident Mutual and/or PLACA will now be referring to "Nationwide
Life Insurance Company of America" and/or "Nationwide Life and Annuity Company
of America," respectively.

Further, the Provident Mutual and PLACA separate accounts have been renamed as follows:

     -    The Provident Mutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT 1."

     -    The Provident Mutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1."

     -    The Providentmutual Variable Annuity Separate Account is now the
          "NATIONWIDE PROVIDENT VA SEPARATE ACCOUNT A."

     -    The Providentmutual Variable Life Separate Account is now the
          "NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT A."

As described in your Prospectus, owners of policies or contracts of Provident
Mutual that were in force on December 14, 2001 (the date of adoption of the plan of conversion) are generally eligible for consideration in the demutualization.
Eligible members of Provident Mutual will receive either Nationwide Financial stock or, subject to certain limits, cash in the merger. Eligible members who, because of certain tax attributes of their policies, cannot receive stock or cash will receive policy credits in the conversion. A package of materials providing more detail about these benefits was mailed to eligible members of
Provident Mutual beginning on or about August 10, 2002.

Under Pennsylvania law, owners of policies or contracts issued by PLACA are not eligible to receive consideration in the demutualization.
RESTATEMENT OF EXPENSES FOR THE MARKET STREET FUND PORTFOLIOS

Certain fees and expenses in the fee table for the Market Street Fund portfolios have been restated as of October 1, 2002 to reflect new administrative services and other agreements.

RESTATED ANNUAL PORTFOLIO OPERATING EXPENSES FOR THE MARKET STREET FUND
PORTFOLIOS FOR THE PERIOD ENDING DECEMBER 31, 2001 (AS A PERCENTAGE OF AVERAGE
PORTFOLIO ASSETS):

                                                                                                                          NET TOTAL
                                                                                      GROSS TOTAL        ANNUAL
                  PORTFOLIO                     MANAGEMENT FEES    OTHER EXPENSES   ANNUAL EXPENSES    EXPENSES(2)
                  ---------                     ---------------    --------------   ---------------    -----------
MARKET STREET FUND(1)
    All Pro Broad Equity Portfolio                   0.74%              0.31%            1.05%            0.90%
    All Pro Large Cap Growth Portfolio               0.70%              0.31%            1.01%            0.90%
    All Pro Large Cap Value Portfolio                0.70%              0.31%            1.01%            0.90%
    All Pro Small Cap Growth Portfolio               0.90%              0.31%            1.21%            1.10%
    All Pro Small Cap Value Portfolio                0.90%              0.29%            1.19%            1.10%
    Equity 500 Index Portfolio                       0.24%              0.27%            0.51%            0.28%
    International Portfolio                          0.75%              0.30%            1.05%            1.05%
    Mid Cap Growth Portfolio                         0.75%              0.31%            1.06%            0.95%
    Balanced Portfolio                               0.55%              0.31%            0.86%            0.86%
    Bond Portfolio                                   0.40%              0.29%            0.69%            0.68%
    Money Market Portfolio                           0.25%              0.30%            0.55%            0.50%

     (1)  Other Expenses for the Market Street Fund portfolios include an administrative service expense of 0.15% (0.10% for the Equity 500
          Index Portfolio). This administrative service expense is payable to
          Nationwide Life Insurance Company of America ("NLICA") or Nationwide
          Life and Annuity Company of America ("NLACA") for administration services that NLICA or NLACA provides to Market Street Fund. These administrative services include financial, account administration, record keeping, and accounting services provided to Market Street Fund by NLICA or NLACA personnel.

     (2)  For certain portfolios, certain expenses were reimbursed or fees waived during 2001. These expense reimbursement and fee waiver arrangements will not be terminated prior to April 30, 2003. However, for certain portfolios, no expenses were actually reimbursed or fees waived during 2001 because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

CHANGE IN MARKET STREET FUND INVESTMENT ADVISER AND SUBADVISER

As of October 1, 2002, Gartmore Mutual Fund Capital Trust ("Gartmore"), an
affiliate of Nationwide Financial, replaced Market Street Investment Management
Company ("MSIM") as Market Street Fund's investment adviser. In connection with the appointment of Gartmore as investment adviser, T. Rowe Price Associates,
Inc. is no longer the subadviser to the Mid Cap Growth Portfolio. Gartmore will manage the Mid Cap Growth Portfolio without the services of a subadviser.

Gartmore also has retained Wilshire Associates Incorporated as an investment management consultant to assist Gartmore in identifying and evaluating the performance of potential subadvisers for each All Pro Portfolio and the Bond
Portfolio.

Any reference in your Prospectus to MSIM or T. Rowe Price Associates, Inc. will now be referring to Gartmore.

                                      * * *

This supplement should be retained with your Prospectus for future reference. If you have any questions, please refer to the Market Street Fund prospectus and statement of additional information for more information, or contact (800)
688-5177 or your registered representative.

FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP VARIABLE LIFE INSURANCE POLICY

ISSUED BY

PROVIDENT MUTUAL LIFE INSURANCE COMPANY
Service Center:  300 Continental Drive, Newark, Delaware 19713
Corporate Headquarters:  1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312
Telephone:  (800) 688-5177

This prospectus describes a flexible premium adjustable survivorship variable life insurance policy (the “Policy”) offered by Provident Mutual Life Insurance Company (“PMLIC”).  The Policy has an insurance component and an investment component.  The primary purpose of the Policy is to provide insurance coverage until the younger Insured’s Attained Age 100.  The Policy gives the policyowner (the “Owner”) the right to vary the frequency and amount of premium payments, to choose among investment alternatives with different investment objectives and to decrease the death benefit payable under the Policy.

After certain deductions are made, Net Premiums are allocated to the Provident Mutual Variable Life Separate Account (“the Separate Account”), or the Guaranteed Account, or both.  The Separate Account has twenty-eight subaccounts (the “Subaccounts”).  The Zero Coupon Bond Subaccount invests in units of The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A (“Zero Trust”).  The assets of the other twenty-seven subaccounts are used to purchase shares of a designated corresponding investment Portfolio that is part of one of the following mutual fund companies (the “Funds”):

The Market Street Fund, Inc.	Strong Variable Insurance Funds, Inc.
• All Pro Large Cap Growth Portfolio
• All Pro Large Cap Value Portfolio
• All Pro Small Cap Growth Portfolio
• All Pro Small Cap Value Portfolio
• International Portfolio
• Equity 500 Index Portfolio
• Growth Portfolio
• Aggressive Growth Portfolio
• Managed Portfolio
• Bond Portfolio
• Money Market Portfolio
• Strong Mid Cap Growth Fund II
Variable Insurance Products Fund
• Equity Income Portfolio • Growth Portfolio • High Income Portfolio • Overseas Portfolio
The Alger American Fund	Variable Insurance Products Fund II
• Small Capitalization Portfolio	• Asset Manager Portfolio • Contrafund® Portfolio • Investment Grade Bond Portfolio
Neuberger Berman Advisers Management Trust
		• Limited Maturity Bond Portfolio • Partners Portfolio	Van Eck Worldwide Insurance Trust
• Worldwide Bond Portfolio • Worldwide Emerging Markets Portfolio • Worldwide Hard Assets Portfolio • Worldwide Real Estate
Strong Opportunity Fund II, Inc.
• Strong Opportunity Fund II

The Owner bears the entire investment risk for all amounts allocated to the Separate Account; there is no guaranteed minimum value for the Separate Account.

The accompanying prospectuses for the funds and the Zero Trust describe the investment objectives and the attendant risks of the Portfolios.  The Policy Account Value will reflect monthly deductions and certain other fees and charges.  Also, a surrender charge may be imposed if, during the first 15 policy years, the Policy lapses or if the Owner decreases the Face Amount.  Generally, during the first two policy years, the Policy will remain in force as long as the Minimum Guarantee Premium is paid or there is sufficient value in the Policy to pay certain monthly charges imposed under the Policy.  After the second Policy Year, the Policy will only remain in force if there is sufficient value to pay the monthly deductions and other charges under the Policy.

This Prospectus must be accompanied or preceded by current prospectuses for the funds.  Please read this Prospectus carefully and retain it for future reference.

The Securities And Exchange Commission has not approved or disapproved these securities or the accuracy or adequacy of this Prospectus.  Any representation to the contrary is a criminal offense.

May 1, 2000

TABLE OF CONTENTS
Page
Summary Of The Policy	5
The Policy.	5
Purpose of the Policy	6
Availability of Policy	6
The Death Benefit	6
Flexibility to Adjust Amount of Death Benefit	6
Policy Account Value	7
Allocation of Net Premiums	7
Transfers	8
Free-Look	8
Loan Privilege	8
Partial Withdrawal of Net Cash Surrender Value	8
Surrender of the Policy	9
Tax Treatment	9
Illustrations	9
Charges Assessed Under the Policy	10
Table of Fund Fees and Expenses	11
The Company, Separate Account and Funds	15
Provident Mutual Life Insurance Company	15
The Separate Account	15
The Funds	16
The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A	21
Additional Information About the Funds and Portfolios	22
Detailed Description of Policy Provisions	23
Death Benefit	23
Ability to Decrease Face Amount	25
Insurance Protection	26
Payment and Allocation of Premiums	27
Policy Account Value	29
Policy Duration	30
Transfers of Policy Account Value	30
Free-Look Privileges	32
Loan Privileges	32
Surrender Privilege	34
Partial Withdrawal Privilege	34
Charges and Deductions	36
Premium Expense Charge	36
Surrender Charges	36
Monthly Deductions	38
Partial Withdrawal Charge	39
Transfer Charge	39
Mortality and Expense Risk Charge	39
Asset Charge Against Zero Coupon Bond Subaccount	40

Other Charges	40
The Guaranteed Account	40
Minimum Guaranteed and Current Interest Rates	41
Transfers from Guaranteed Account	41
Other Policy Provisions	42
Benefit Payable on Final Policy Date	42
Payment of Policy Benefits	42
The Policy	43
Ownership	43
Beneficiary	43
Change of Owner or Beneficiary	43
Split Dollar Arrangements	43
Assignments	44
Misstatement of Age and Sex	44
Suicide	44
Contestability	45
Dividends	45
Settlement Options	45
Supplementary Benefits	46
Federal Income Tax Considerations	47
Introduction	47
Tax Status of the Policy	47
Tax Treatment of Policy Benefits	48
Business Uses of the Policy	50
Other Tax Considerations	50
Possible Tax Law Changes	50
PMLIC’s Taxes	50
Policies Issued in Conjunction with Employee Benefit Plans	50
Legal Developments Regarding Unisex Actuarial Tables	51
Voting Rights	51
Standard & Poor’s	52
Changes to the Separate Account or Funds	53
Changes to Separate Account Operations	53
Changes to Available Portfolios	53
Termination of Participation Agreements	53
PMLIC’s Executive Officers and Directors	55
Distribution of Policies	57
Policy Reports	58
State Regulation	58
Legal Proceedings	58
Experts	59
Legal Matters	59
Definitions	60
Financial Statements	F-1
Appendix A – Illustration of Death Benefits, Policy Account Values and Net Cash
Surrender Values	A-1

SUMMARY OF THE POLICY

The following summary of the Policy provisions should be read in conjunction with the detailed information appearing elsewhere in this Prospectus.  Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Insureds are alive, the Policy is in force and there is no outstanding loan.

The Policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the Policy or Policy values.  Neither the Federal Deposit Insurance Corporation nor any federal agency insures or guarantees Policy values or your investment in the Policy.

The Policy.

The Flexible Premium Adjustable Survivorship Variable Life Insurance Policy (the “Policy”) offered by this Prospectus is issued by Provident Mutual Life Insurance Company (“PMLIC”).  The Policy is similar in many ways to a fixed-benefit life insurance policy.  As with a fixed-benefit life insurance policy, the Owner of a Policy makes premium payments in return for insurance coverage on the persons insured.  Also, like many fixed-benefit life insurance policies, the Policy provides for accumulation of Net Premiums and a Net Cash Surrender Value which is payable if the Policy is surrendered during either Insured’s lifetime.  As with many fixed-benefit life insurance policies, the Net Cash Surrender Value during the early Policy Years is likely to be substantially lower than the aggregate premium payments made.

However, the Policy differs from a fixed-benefit life insurance policy in several important respects.  Unlike a fixed-benefit life insurance policy, under the Policy, the Death Benefit may, and the Policy Account Value will, increase or decrease to reflect the investment performance of any Subaccounts to which Policy Account Value is allocated.  Also, unless the entire Policy Account Value is allocated to the Guaranteed Account, there is no guaranteed minimum Net Cash Surrender Value.  If Net Cash Surrender Value is insufficient to pay charges due, then, after a grace period, the Policy will Lapse without value.  (See “Policy Duration.”)  However, PMLIC guarantees that the Policy will remain in force during the first two Policy Years as long as certain requirements related to the Minimum Guarantee Premium have been met.  (See “Policy Lapse.”)  If a Policy Lapses while loans are outstanding, certain amounts may become subject to income tax and a 10% penalty tax.  (See “Federal Income Tax Considerations.”)

The Policy is called “flexible premium” because there is no fixed schedule for premium payments, even though the Owner may establish a schedule of Planned Periodic Premiums.  The Policy is described as “adjustable” because the Owner may, within limits, increase or decrease the Face Amount and may change the Death Benefit Option.

PMLIC offers other variable life insurance policies that have different Death Benefits, policy features, and optional programs.  However, these other policies also have different charges that would affect the Owner’s Subaccount performance and Policy Account Value.  To obtain more information about these other policies, contact PMLIC’s Service Center or the Owner’s agent.

The most important features of the Policy, such as charges and deductions, Death Benefits, and calculation of Policy values, are summarized on the following pages.

Purpose of the Policy

The Policy is designed to provide insurance coverage to help lessen the economic loss resulting from the deaths of the Insureds.  A prospective Owner should evaluate the Policy along with other insurance coverage that he or she may have, as well as their need for insurance and the Policy’s long-term investment potential.  The Death Benefit is not payable, in whole or in part, at the time of death of the first of the Insureds to die; it is only payable at the time of death of the last surviving Insured.  There are no changes made to the Policy as a result of the death of the first Insured to die.  It may not be advantageous to replace existing insurance coverage with the Policy.  In particular, replacement should be carefully considered if the decision to replace existing coverage is based solely on a comparison of Policy illustrations.

Availability of Policy

This Policy can be issued for two Insureds each between ages 21 and 85 and with a Joint Equal Age between 25 and 80.  The Minimum Face Amount is $200,000.  (For a Policy issued in New York State the minimum Face Amount at issue is $225,000.)  Before Issuing a Policy, PMLIC will require that the proposed Insureds meet certain underwriting standards satisfactory to PMLIC.  The premium classes available for each Insured are Standard, Nonsmoker, Preferred, with Extra Rating and Nonsmoker with Extra Rating.

The Death Benefit

As long as the Policy remains in force, PMLIC will pay the Insurance Proceeds to the Beneficiary upon receipt of due proof of the death of both Insureds.  The Insurance Proceeds will consist of the Policy’s Death Benefit, plus any additional benefits provided by a supplementary benefit rider, less any outstanding Policy loan and accrued interest, less any unpaid Monthly Deductions.

There are two Death Benefit Options available.  Death Benefit Option A provides Death Benefit equal to the greater of (a) the Face Amount and (b) the specified percentage of the Policy Account Value.  Death Benefit Option B provides a Death Benefit equal to the greater of (a) the Face Amount plus the Policy Account Value and (b) the specified percentage of the Policy Account Value.  (See “Death Benefit.”)

Flexibility to Adjust Amount of Death Benefit

After the second Policy Year, the Owner has significant flexibility to adjust the Death Benefit by changing the Death Benefit Option or by decreasing the Face Amount of the Policy.  (See “Death Benefit” and “Ability to Decrease Face Amount.”)  Any decrease in Face Amount must be for at least $25,000 (or such lesser amount required in a particular state) and cannot result in a Face Amount less than the Minimum Face Amount available.  PMLIC reserves the right to establish different Minimum Face Amounts for Policies issued in the future.  (Decreases are not permitted for policies issued in Virginia.)

Any change in Death Benefit Options or in the Face Amount may affect the charges under the Policy.  For any decrease in Face Amount, that part of the surrender charges attributable to the decrease will reduce the Policy Account Value, and the surrender charges will be reduced by this amount.  A decrease in Face Amount may also affect cost of insurance charges.  (See “Monthly Deductions.”)

To the extent that a requested decrease in Face Amount would result in cumulative premiums exceeding the maximum premium limitations applicable under the Internal Revenue Code of 1986 (the “Code”) for life insurance, PMLIC will not affect the decrease.

Policy Account Value

The Policy Account Value in the Separate Account reflects the investment performance of the Separate Account, any Net Premiums allocated to the Separate Account, any transfers to or from the Separate Account, any partial withdrawals from the Separate Account, any loans, any loan repayments, any loan interest paid or credited and any charges assessed in connection with the Policy.  The Owner bears the entire investment risk for amounts allocated to the Separate Account.

The Guaranteed Account earns interest at rates PMLIC declares in advance for specific periods.  The rates are guaranteed to equal or exceed 4%.  The principal, after deductions, is also guaranteed.  The value of the Guaranteed Account will reflect any amounts allocated or transferred to it plus interest credited to it, less amounts deducted, transferred or withdrawn from it.  (See “The Guaranteed Account.”)

The Loan Account will reflect any amounts transferred from the Separate Account and/or Guaranteed Account as collateral for Policy loans plus interest of at least 4% credit to such amount.  (See “Loan Privileges.”)

Allocation of Net Premiums

After deduction of the Premium Expense Charge, Net Premiums are allocated to one or more of the Subaccounts and/or the Guaranteed Account as selected by the Owner in the application or by subsequent written notice.  The Owner bears the entire risk of Policy Account Value in the Separate Account.

The Separate Account consists of twenty-eight Subaccounts.  The assets of twenty-seven Subaccounts are used to purchase shares of a designated corresponding mutual fund portfolio (each, a “Portfolio”) that is part of one of the following funds:  The Market Street Fund, Inc.; The Alger American Fund; Neuberger Berman Advisers Management Trust; Strong Opportunity Fund II, Inc.; Strong Variable Insurance Funds, Inc.; Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II (the “Funds,” each, a “Fund”).  The Zero Coupon Bond Subaccount invests in units of a corresponding series of the Zero Trust.  There is no assurance that the investment objectives of a particular Portfolio will be met.

Where state law requires a return of premiums paid when a Policy is returned under the Free-Look provision any portion of any Net Premiums received before the expiration of a 15-day period beginning on the later of the Policy Issue Date or the date PMLIC receives the Minimum Initial Premium, which are to be allocated to the Separate Account will be allocated to the Money Market Subaccount.  At the end of the 15-day period, Policy Account Value in the Money Market Subaccount is allocated to the Subaccounts as indicated in the application.  (See “Payment and Allocation of Premiums.”)

Transfers

The Owner may make transfers of the amounts in the Subaccounts and Guaranteed Account.  Transfers between and among the Subaccounts or into the Guaranteed Account are made as of the date PMLIC receives the request.  PMLIC requires a minimum amount for each such transfer, usually $1,000.  Transfers out of the Guaranteed Account may only be made within 30 days of a Policy Anniversary and are limited in amount.  If the Owner makes more than twelve transfers in a Policy Year, a Transfer Charge of $25 will be deducted from the amount being transferred.  (See “Transfers of Policy Account Value.”)

Free-Look

The Policy provides for an initial Free-Look period.  The Owner may cancel the Policy before the later of (a) 45 days after Part I of the Application for the Policy is signed, (b) 10 days after the Owner receives the Policy and (c) 10 days after PMLIC mails or personally delivers a Notice of Withdrawal Right to the Owner.  Upon returning the Policy to PMLIC or to an agent of PMLIC within such time with a written request for cancellation, the Owner will receive a refund equal to the sum of:  (i) the Policy Account Value as of the date PMLIC receives the returned Policy; (ii) the amount deducted for premium taxes; (iii) any Monthly Deductions charged against the Policy Account Value; and (iv) an amount reflecting other charges directly or indirectly deducted under the Policy.  Where state law requires, the refund will instead equal the premiums paid.  (See “Free-Look Privileges.”)

Loan Privilege

The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum as may be required in a particular state) but not exceeding, in the aggregate, the Net Cash Surrender Value.  Policy loans will bear interest at a fixed rate of 6% per year, payable at the end of each Policy Year.  If interest is not paid when due, it will be added to the outstanding loan balance.  Policy loans may be repaid at any time and in any amount prior to the Final Policy Date.  PMLIC transfers Policy Account Value in an amount equal to the loan to the Loan Account where it becomes collateral for the loan.  The transfer is made pro-rata from each Subaccount and the Guaranteed Account.  This collateral in the Loan Amount earns interest at an effective annual rate of at least 4%.  (See “Loan Privileges” below.)

Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause a Policy to lapse.  Lapse of the Policy with outstanding loans may result in adverse tax consequences including a 10% penalty tax.  (See “Tax Treatment of Policy Benefits.”)

Partial Withdrawal of Net Cash Surrender Value

After the first Policy Year, the Owner may, subject to certain restrictions, withdraw part of Net Cash Surrender Value.  The minimum amount for such withdrawal is $1,500.  An expense charge of $25 will be deducted from the Policy Account Value for each withdrawal.  The withdrawal amount and expense charge are allocated to the Subaccounts and the Guaranteed Account based on the proportion that the value in each account bears to the total unloaned Policy

Account Value.  If Death Benefit Option A is in effect, PMLIC will reduce the Face Amount by the amount of the withdrawal.  (See “Partial Withdrawal Privilege.”)

Surrender of the Policy

The Owner may at any time surrender the Policy and receive the entire Net Cash Surrender Value.  (See “Surrender Privilege.”)

Tax Treatment

PMLIC anticipates that a Policy should generally be deemed a life insurance contract under Federal tax law.  However, due to limited guidance, there is some uncertainty about the application of the Federal tax law to the Policy, particularly if the Owner of the Policy pays the full amount of premiums permitted under the Policy.  An Owner of a Policy may, however, adopt certain self-imposed limitations on the amount of premiums paid for such a Policy which should cause the Policy to meet the definition of a life insurance contract.  Any Owner contemplating the adoption of such limitations should consult a tax adviser.

Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, a Policyowner should not be deemed to be in constructive receipt of Policy Account Value under a Policy until there is a distribution from the Policy.  Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the Beneficiary.  As a result, the Beneficiary generally should not be taxed on these proceeds.  (See “Tax Status of the Policy.”)

Under certain circumstances, a Policy may be treated as a “Modified Endowment Contract.”  If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of basis or investment in the Policy.  In addition, prior to age 59 ½ any such distributions generally will be subject to a 10% penalty tax.  (For further discussion of Modified Endowment Contracts, See “Tax Treatment of Policy Benefits.”)

If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of basis or investment in the contract and then as disbursing taxable income.  Moreover, loans will not be treated as distributions.  Finally, neither distributions nor loans from a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax.  (See “Distributions from Policies Not Classified as Modified Endowment Contracts.”)

Illustrations

Illustrations of Death Benefits, Policy Account Value and Net Cash Surrender Value in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return.  These rates are not guaranteed.  They are illustrative only and should not be considered a representation of past or future performance.  Actual rates of return may be higher or lower than those reflected in Policy illustrations, and therefore, actual Policy values will be different from those illustrated.

Charges Assessed Under the Policy

Premium Expense Charge.  A Premium Expense Charge will be deducted from each premium payment.  This charge consists of:

1.
Premium Tax Charge for state and local premium taxes based on the rate for the Insured’s residence at the time the premium is paid.  Premium taxes vary from state to state but range from 0% to 4%.  No premium tax charge is deducted in jurisdictions that impose no premium tax.  PMLIC reserves the right to change the amount of the charge deducted from future premiums if the Insured’s residence changes or the applicable law is changed;

2.
Percent of Premium Sales Charge equal to 5% of the amount of the premium payment in Policy Years 1 through 10.  At the present time PMLIC does not intend to apply this charge after Policy Year 10, but reserves the right to do so;

3.
Federal Tax Charge equal to 1.25% of the amount of the premium payment.  PMLIC reserves the right to change the amount of this charge if the applicable Federal tax law changes PMLIC’s tax burden.  (See “Premium Expense Charge” below).

Monthly Deductions.  On the Policy Date and on each Policy Processing Date thereafter, the Policy Account Value is reduced by a Monthly Deduction equal to the sum of the monthly Cost of Insurance Charge, Monthly Administrative Charge and a charge for additional benefits added by rider and, on the first 12 Policy Processing Days, the Initial Administrative Charge.  The monthly Cost of Insurance Charge is determined by multiplying the Net Amount at Risk by the applicable cost of insurance rate(s) in the Policy.  The Monthly Administrative Charge is currently $7.50 plus $.01 per $1,000 of Face Amount; the maximum permissible Monthly Administrative Charge is $12 plus $.03 per $1,000 of Face Amount.  (See “Monthly Administrative Charge.”)  The Initial Administrative Charge is $17.50 plus $.11 per $1,000 of Initial Face Amount, deducted on the first 12 Policy Processing Days.  (See “Initial Administrative Charge.”)

Surrender Charge.  A Surrender Charge is imposed if the Policy is surrendered or lapses at any time before the end of the 15th Policy Year (12th Policy Year for New York Policies).  The Surrender Charge consists of a Deferred Administrative Charge and a Deferred Sales Charge.  A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the 15th Policy Year.  (See “Surrender Charges.”)

The Deferred Administrative Charge is equal to $1.50 per $1,000 of Initial Face Amount in Policy Years 1 to 11 declining by 20% of the original amount each year in Policy Years 12 to 15 until it is zero in Policy Year 16.  (For policies sold to residents of New York State, this charge is $1.50 per $1,000 of Initial Face Amount in Policy Years 1 to 8 declining by 20% of the original amount each year in Policy Years 9 to 12 until it is zero in year 13.

The Deferred Sales Charge is equal to 25% of all premiums received during the first Policy Year up to one Target Premium plus 4% of all other premiums received to the date of surrender, lapse or decrease.  The Deferred Sales Charge, however, will not exceed the Maximum Deferred Sales Charge.  For Joint Equal Ages 25 to 71, the Maximum Deferred Sales Charge equals 50% of the Target Premium, 40% of the relevant Target Premium for Joint Equal Ages 72 to 75, and 30% for Joint Equal Ages 76 to 80.  The amount of the Maximum Deferred Sales Charge remains level for Policy Years 1 through 11 (Policy Years 1 through 8 for New

York Policies) and declines by 20% of the original amount each year in Policy Years 12 through 15 (Policy Years 9 through 12 for New York Policies).

Transfer Charge.  For each transfer of Policy Account Value between or among the Subaccounts and the Guaranteed Account after the twelfth transfer in a Policy Year, PMLIC deducts $25 from the amount transferred to compensate it for administrative costs in handling such transfers.  (See “Transfer Charge” below.)

Partial Withdrawal Charge.  PMLIC deducts a $25 charge from Policy Account Value with each partial withdrawal to compensate it for administrative costs.  (See “Partial Withdrawal Charge” below.)

Daily Charges Against the Subaccounts.  PMLIC imposes a daily charge for its assumption of certain mortality and expense risks in connection with the Policy at an annual rate which is currently 0.60% of the average daily net assets of the Subaccounts.  This charge may be increased in the future but it will not exceed an annual rate of 0.90%.  (See “Mortality and Expense Risk Charges.”)

With regard to the Zero Coupon Bond Subaccount, PMLIC also imposes a daily charge for transaction charges associated with the purchase of units of the Zero Trust at an annual rate which is currently 0.25% of the average daily net assets of each Subaccount.  This charge may be increased in the future but it will not exceed an annual rate of 0.50%.  (See “Asset Charge Against Zero Coupon Bond Subaccount.”)

Investment Advisory Fees and Other Expenses of the Funds.  Shares of the Portfolios are purchased by the Subaccounts at net asset value which reflects management fees and expenses deducted from the assets of the Portfolios.  (See “Table of Fund Fees and Expenses” below.)

TABLE OF FUND FEES AND EXPENSES

Market Street Fund, Inc. Annual Expenses (as a percentage of average net assets)	All Pro Large Cap Growth Portfolio	All Pro Large Cap Value Portfolio	All Pro Small Cap Growth Portfolio	All Pro Small Cap Value Portfolio
Management Fees (Investment Advisory Fees)	0.70%	0.70%	0.90%	0.90%
Other Expenses (after reimbursement)	0.19%	0.21%	0.21%	0.30%
Total Fund Annual Expenses	0.89%	0.91%	1.11%	1.20%

Market Street Fund, Inc. Annual Expenses (as a percentage of average net assets)	Equity 500 Index Portfolio	International Portfolio	Growth Portfolio	Aggressive Growth Portfolio	Managed Portfolio	Bond Portfolio	Money Market Portfolio
Management Fees (Investment Advisory Fees)	0.24%	0.75%	0.32%	0.41%	0.40%	0.35%	0.25%
Other Expenses (3)	0.04%	0.23%	0.16%	0.16%	0.17%	0.17%	0.15%
Total Fund Annual Expenses	0.28%	0.98%	0.48%	0.57%	0.57%	0.52%	0.40%

The Alger American fund Annual Expenses (2) (As a percentage of net assets)	Small Capitalization Portfolio
Management Fees (Investment Advisory Fees)	0.85%
Other Expenses	0.05%
Total Fund Annual Expenses	0.90%

Neuberger Berman Advisers Management Trust Annual Expenses (2) (as a percentage of average net assets)	Limited Maturity Bond Portfolio	Partners Portfolio
Management Fees (Investment Advisory Fees)	0.65%	0.80%
Other Expenses	0.11%	0.07%
Total Fund Annual Expenses (after reimbursement) (1)	0.76%	0.87%

Strong Opportunity Fund II, Inc. Annual Expenses (2) (as a percentage of average net assets)	Strong Opportunity Fund II
Management Fees (Investment Advisory Fees)	1.00%
Other Expenses (after reimbursement)	0.14%
Total Fund Annual Expenses (after reimbursement) (1)	1.14%

Strong Variable Insurance Funds, Inc. Annual Expenses (2) (as a percentage of average net assets)	Strong Mid Cap Growth Fund II
Management Fees (Investment Advisory Fees)	1.00%
Other Expenses (after reimbursement)	0.15%
Total Fund Annual Expenses (after reimbursement) (1)	1.15%

Van Eck Worldwide Insurance Trust Annual Expenses (2) (as a percentage of average net assets)	Worldwide Bond Portfolio	Worldwide Emerging Markets Portfolio	Worldwide Hard Assets Portfolio	Worldwide Real Estate Portfolio
Management Fees (Investment Advisory Fees)	1.00%	1.00%	1.00%	1.00%
Other Expenses (after reimbursement)	0.22%	0.34%	0.26%	0.44%
Total Fund Annual Expenses (after reimbursement) (1)	1.22%	1.34%	1.26%	1.44%

Variable Insurance Products Fund (“VIP II Fund”) annual Expenses (2) (as a percentage of average net assets)	Equity-Income Portfolio (Initial Class)	Growth Portfolio (Initial Class)	High Income Portfolio (Initial Class)	Overseas Portfolio (Initial Class)
Management Fees (Investment Advisory Fees)	0.48%	0.58%	0.58%	0.73%
Other Expenses (after reimbursement)	0.08%	0.07%	0.11%	0.14%

Total Fund Annual Expenses (after reimbursement) (1)	0.56%	0.65%	0.69%	0.87%

Variable Insurance Products Fund II (“VIP II Fund”) annual Expenses (2) (as a percentage of average net assets)	Asset Manager Portfolio (Initial Class)	Contrafund® Portfolio (Initial Class)	Investment Grade Bond portfolio (Initial Class)
Management Fees (Investment Advisory Fees)	0.53%	0.58%	0.43%
Other Expenses (after reimbursement)	0.09%	0.07%	0.11%
Total Fund Annual Expenses (after reimbursement) (1)	0.62%	0.65%	0.54%
Merrill Lynch Zero UST Securities Fund Annual Expenses (2) (as a percentage of average net assets)	Zero Coupon 2006 Portfolio
Management Fees (Investment Advisory Fees)	0.00%
Other Expenses	0.25%
Total Fund Annual Expenses	0.25%
_____________
(1)
For certain portfolios, certain expenses were reimbursed or fees waived during 1999. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1999 Total Annual Expense would have been 1.21% for the All Pro Small Cap Value portfolio, 0.57% for the VIP Fund Equity-Income Portfolio, 0.66% for the VIP Fund Growth Portfolio, 0.91% for the VIP Fund Overseas Portfolio, 0.63% for the VIP II Fund Asset manager Portfolio, 0.67% for the VIP II Fund Contrafund® Portfolio, 3.23% for the Van Eck World Wide Real Estate Portfolio, and 1.17% for the Strong Mid Cap Growth Fund II. Similar expense reimbursement and fee waiver arrangements were also in place for the other portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1999 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative.

(2)
The fee and expense information regarding the Funds was provided by those Funds and the Zero Trust. The Merrill lynch UST Securities Fund, the VIP Fund, the VIP II Fund, the Neuberger Berman Advisers management Trust, the Van Eck WIT, the Alger American Fund, the Strong Opportunity Fund II, Inc., and the Strong Variable Insurance Funds, Inc. are not affiliated with PMLIC.

(3)
Since the Equity 500 index Portfolio has recently commenced operations, “Other Expenses” is based on estimated amounts for 2000.  This estimate anticipates an expense reimbursement or fee waiver arrangement for 2000. Absent this arrangement, estimated Total Fund Annual Expenses would be 0.39%.

THE COMPANY, SEPARATE ACCOUNT AND FUNDS

Provident Mutual Life Insurance Company

PMLIC is a mutual life insurance company that was organized as a mutual life insurance company under Pennsylvania law in 1865.  PMLIC is authorized to transact life insurance and annuity business in 50 states and the District of Columbia.  On December 31, 1999, PMLIC had consolidated assets of approximately $9.2 billion.

PMLIC is a member of the Insurance Marketplace Standards Association (“IMSA”), and as such may include the IMSA logo and information about IMSA membership in its advertisements.  Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

The Separate Account

The Separate Account is a separate investment account to which assets are allocated to support the benefits payable under the Policies as well as other variable life insurance policies PMLIC may issue.

The assets of the Separate Account are owned by PMLIC.  However, these assets are held separate from other assets and are not part of PMLIC’s General Account.  The portion of the Separate Account’s assets equal to the reserves and other liabilities under the Policies (and other policies) supported by Separate Account are not chargeable with liabilities arising out of any other business that PMLIC may conduct.  PMLIC may transfer to its General Account any assets of the Separate Account that exceed the reserves and Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy Account Value allocated to the Separate Account under the Policies).  The income, gains and losses, realized or unrealized, from the assets allocated to the Separate Account are credit to or charged against the Separate Account without regard to other income, gains or losses of PMLIC.  PMLIC may accumulate in the Separate Account the accrued charges for mortality and expense risks and investment results attributable to assets representing such charges.

The Separate Account is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 Act”) as a unit investment trust type of investment company.  Such registration does not involve any supervision of the management or investment practices or policies of the Separate Account by the SEC.  The Separate Account meets the definition of a “Separate Account” under Federal securities laws.

The Separate Account has twenty-eight Subaccounts, twenty-seven of which each invest exclusively in Portfolios of Market Street Fund, Inc. or in Portfolios of one of the other Funds.  The Zero Coupon Bond Subaccount invests in units of the “Zero Trust.”

The International, Growth, Aggressive Growth, Managed, Bond, Zero Coupon Bond, and Money Market Subaccounts were originally established as separate investment accounts under the provisions of Pennsylvania Insurance Law.  On April 30, 1999, the assets of the Provident Mutual Managed Separate Account were transferred to a newly established subaccount (the “Managed Subaccount”) of the Separate Account, and the Provident Mutual Managed Separate Account ceased to exist.  On May 1, 2000, the assets of the Provident Mutual Variable

International Separate Account, Provide Mutual Variable Growth Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, and Provident Mutual Variable Money Market Separate Account were transferred to corresponding new subaccounts of the Separate Account, as shown in the table below.  These separate investment accounts then ceased to exist, and the Separate Account then changed its name from Provident Mutual Variable Separate Account to Provident Mutual Variable Life Separate Account.

New Subaccount                                                                Former Separate Account

International Subaccount ……………                                                                Provident Mutual Variable International Separate Account
Growth Subaccount …………………                                                                Provident Mutual Variable Growth Separate Account
Aggressive Growth Subaccount ……                                                                Provident Mutual Variable Aggressive Growth Separate Account
Bond Subaccount …………………..                                                                Provident Mutual Variable Bond Separate Account
Zero Coupon Bond Subaccount ……                                                                Provident Mutual Variable Zero Coupon Bond Separate Account
Money Market Subaccount ………...                                                                Provident Mutual Variable Money Market Separate Account

The Funds

The Portfolios are each part of one of eight series-type mutual fund companies (each, a “Fund”):  Market Street Fund, Inc.; Neuberger Berman Advisers Management Trust; the Strong Opportunity Fund II, Inc.; the Strong Variable Insurance Funds, Inc.; The Alger American Fund; Van Eck Worldwide Insurance Trust; Variable Insurance Products Fund; and Variable Insurance Products Fund II.  Each of the Funds is registered with the SEC under the 1940 Act as an open-end management investment company.  The SEC does not, however, supervise the management or the investment practices and policies of the Funds or their Portfolios.  The assets of each Portfolio are separate from the assets of other portfolios of that Fund and each Portfolio has separate investment objectives and policies.  Some of the Funds may, in the future, create additional Portfolios.  The investment experience of each Subaccount depends on the investment performance of its corresponding Portfolio or the Zero Trust.

These Portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public.  However, the investment objectives and policies of certain Portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager.  Nevertheless, the investment performance of the Portfolios available under the Policy may be lower or higher than the investment performance of these other (publicly available) portfolios.  There can be no assurance, and PMLIC makes no representation, that the investment performance of any of the Portfolios available under the Policy will be comparable to the investment performance of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

The following table summarizes each Portfolio’s investment objective(s) and identifies its investment adviser (and subadviser, if applicable).

Portfolio	Investment Objective and Investment Adviser
All Pro Large Cap Growth Portfolio
▪ Seeks to achieve long-term capital appreciation. The Portfolio pursues its objective by investing primarily in equity securities of companies among the 750 largest by market capitalization at the time of purchase, which the subadvisers believe show potential for growth in future earnings. Investment adviser is market Street investment Management Company; subadvisers are Cohen, Klingenstein & Marks, Inc. and Geewax, Terker & Co.

All Pro Large Cap Value Portfolio
▪ Seeks to provide long-term capital appreciation. The Portfolio attempts to achieve this objective by investing primarily in undervalued equity securities of companies among the 750 largest by market capitalizations at the time of purchase that the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment management Company; subadvisers are Equinox Capital Management, Inc., Sanford C. Bernstein & Company, Inc., and Mellon Equity Associates.

All Pro Small Cap Growth Portfolio
▪ Seeks to achieve long-term capital appreciation. The Portfolio pursues it objective by investing primarily in equity securities of companies included in the Wilshire 5000 Equity Index at the time of purchase, which the subadvisers believe show potential for growth in future earnings. Investment adviser is market Street Investment Management Company; subadvisers are Standish, Ayer & Wood and Husic Capital Management.

All Pro Small Cap Value Portfolio
▪ Seeks to provide long-term capital appreciation. The Portfolio pursues this objective by investing primarily in undervalued equity securities of companies included in the Wilshire 5000 Equity Index at the time of purchase, which the subadvisers believe offer above-average potential for growth in future earnings. Investment adviser is Market Street Investment Management Company; subadvisers are Reams Asset Management Company, LLC and Sterling Capital Management Company.

Equity 500 Index Portfolio
▪ Seeks to provide long-term capital appreciation by investing primarily in common stocks included in the Stand & Poor’s 500® Composite Stock Price Index.1 Investment adviser is Market Street Investment Management Company; subadviser is State Street Global Advisers.

1 “Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and its affiliates and subsidiaries. The Policy is not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Policy.  See “Additional Information — Standard & Poor’s” below which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

Portfolio	Investment Objective and Investment Adviser
International Portfolio
▪ Seeks long-term growth of capital principally through investments in a diversified portfolio of marketable equity securities of established foreign issuer companies. Investment adviser is Market Street Investment Management Company; subadviser is The Boston Company Asset Management, Inc.

Growth Portfolio
▪ Seeks intermediate and long-term growth of capital by investing in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long-term. Current income is a secondary consideration. Investment adviser is Sentinel Advisors Company.

Aggressive Growth Portfolio	▪ Seeks to achieve high level of long-term capital appreciation by investing in securities of a diverse group of smaller emerging companies. Investment adviser is Sentinel Advisors Company.
Managed Portfolio
▪ Seeks to realize as high a level of long-term total rate of return as is consistent with prudent investment risk by investing in stocks, bonds, money market instruments, or a combination thereof. Investment adviser is Sentinel Advisors company.

Bond Portfolio
▪ Seeks to generate a high level of current income consistent with prudent investment risk by investing in a diversified portfolio of marketable debt securities. Investment adviser is Sentinel Advisors Company.

Money Market Portfolio	▪ Seeks to provide maximum current income consistent with capital preservation and liquidity by investing in high-quality money market instruments. Investment adviser is Sentinel Advisors Company.
Alger American Small Capitalization Portfolio
▪ Seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index® or the S&P SmallCap 600 Index®. Investment adviser is Fred Alger Management, Inc.

Neuberger Berman Limited Maturity Bond Portfolio
▪ Seeks the highest available current income consistent with low risk to principal and liquidity and secondarily, total return, through investment mainly in investment grade bonds. Investment adviser is Neuberger Berman Management Incorporated.

representation regarding the advisability of investing in the Policy.  See “Additional Information — Standard & Poor’s” below which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

Portfolio	Investment Objective and Investment Adviser
Neuberger Berman Partners Portfolio	▪ Seeks capital growth through investment mainly in common stocks of medium- to large-capitalization companies. Investment adviser is Neuberger Berman Management Incorporated.
Strong Opportunity Fund II
▪ Seeks capital growth by investing primarily in stocks of medium-capitalization companies that the Portfolio’s manager believes are underpriced, yet have attractive growth prospects. Investment adviser is Strong Capital Management, Inc.

Strong Mid Cap Growth Fund II
▪ Seeps capital growth by investing at least 65% of its assets in stocks of medium-capitalization companies that the Portfolio’s managers believe have favorable prospects for accelerating growth of earnings, but are selling at reasonable valuations based on earnings, cash flow, or asset value. Investment adviser is Strong Capital Management, Inc.

Van Eck Worldwide Bond Portfolio	▪ Seeks high total return through a flexible policy of investing globally, primarily in debt securities. Investment adviser is Van Eck Associates Corporation.
Van Eck Worldwide Emerging Markets Portfolio	▪ Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. Investment adviser is Van Eck Global Asset Management (Asia) Limited.
Van Eck Worldwide Hard Assets Portfolio
▪ Seeks long-term capital appreciation by investing globally, primarily in “Hard Assets Securities.”  Hard Assets Securities include equity securities of Hard Asset Companies and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. Hard Assets Companies include companies that are directly or indirectly engaged to a significant extent in the exploration, development, production, or distribution of one or more of the following (together, “Hard Assets”): (a) precious metals; (b) ferrous and non-ferrous metals; (c) gas, petroleum, petrochemicals, or other hydrocarbons; (d) forest products; (e) real estate; and (f) other basic non-agricultural commodities. Income is a secondary consideration. Investment adviser is Van Eck Associates Corporation.

Van Eck Worldwide Real Estate Portfolio
▪ Seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets. Investment adviser is Van Eck Associates Corporation.

Portfolio	Investment Objective and Investment Adviser
VIP Equity-Income Portfolio
▪ Seeks reasonable income by investing primarily in income-producing equity securities.  In choosing these securities, the VIP Equity-Income Portfolio considers the potential for capital appreciation.  The Portfolio’s goal is to achieve a yield which exceeds the composite yield of the securities comprising the Standard and Poor’s 500 Composite Stock Price Index.  Investment adviser is Fidelity Management & Research Company.

VIP Growth Portfolio
▪ Seeks to achieve capital appreciation. The VIP Growth Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks. Investment adviser is Fidelity Management & Research Company.

VIP High Income Portfolio
▪ Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Investment adviser is Fidelity Management & Research Company.

VIP Overseas Portfolio
▪ Seeks long term growth of capital primarily through investments in foreign securities. The VIP Overseas Portfolio provides a means for diversification by participating in companies and economies outside of the United States. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., Fidelity International Investment Advisors, and Fidelity International Investment Advisors (U.K.) Limited.

VIP II Asset Manager Portfolio
▪ Seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds and short-term money market instruments. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc.

VIP II Contrafund® Portfolio
▪ Seeks capital appreciation by investing in securities companies where value is not fully recognized by the public. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East) Inc.

VIP II Investment Grade Bond Portfolio	▪ Seeks high current income by investing in investment-grade debt securities. Investment adviser is Fidelity Management & Research Company.

The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A

The Zero Coupon Bond Separate Account invests in units of The Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A, a unit investment trust registered with the SEC as such under the 1940 Act.  The Zero Coupon Trust consists of one series with a maturity date of February 15, 2006.  The objective of the Trust is to provide safety of capital and a high yield to maturity through investment in the fixed series consisting primarily of debt obligations issued by the United States of America that have been stripped of their unmatured interest coupons, coupons stripped from debt obligations of the United States, and receipts and certificates for such stripped debt obligations and coupons.  A brief summary of the securities purchased by the Trust is set forth below.  More detailed information may be found in the current Prospectus for the Stripped (“Zero”) U.S. Treasury Securities Fund, Provident Mutual Series A which accompanies this Prospectus.

Since the U.S. Treasury securities have been stripped of their unmatured interests coupons, they are purchased at a deep discount.  If held to maturity, the amounts invested by the Trust would grow to the face value of the U.S. Treasury securities and therefore, a compound rate of growth to maturity could be determined for the Trust units at the time of purchase.  The rate of return experienced by Policy Owners however is lower due to the deduction of certain charges described under “Charges Against the Separate Accounts,” especially the charge for mortality and expense risks and the transaction charge against the Zero Coupon Bond Separate Account.  Because the value of the Trust’s units vary on a daily basis to reflect the market values, no net rate of return can be calculated prospectively for units not held until maturity.

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) serves as a Sponsor for the Trust.  Because the series invests in a fixed portfolio, there is no investment manager.  As Sponsor, MLPFS sells units of the Trust to the Zero Coupon Bond Separate Account.  The price of these units includes a transaction charge which is not paid by the Zero Coupon Bond Separate Account upon acquisition.  Rather, the transaction charge is paid directly by PMLIC to MLPFS out of PMLIC’s General Account assets.  The amount of the transaction charge paid is limited by agreement between PMLIC and MLPFS and will not be greater than that ordinarily paid by a dealer for similar securities.  PMLIC is reimbursed for the transaction charge paid through a daily asset charge which is made against the assets of the Sub-Accounts.  (See “Asset Charge Against Zero Coupon Bond Separate Account.”)

Units of the Trust are disposed of to the extent necessary for PMLIC to provide benefits and make reallocations under the Policies.  MLPFS intends, but is not contractually obligated, to maintain a secondary market in Trust units.  As long as a secondary market exists, PMLIC will sell such units to MLPFS at the Sponsor’s repurchase price.  Otherwise, units will be redeemed at the Trust’s redemption price, which is typically a lower amount.

Thirty days prior to the maturity date of the securities contained in a series of the Trust, an Owner who has allocated Net Premiums to the Zero Coupon Bond Separate Account investing in that series will be notified and given the opportunity to select the account or Subaccount into which the Policy Account Value attributable thereto should be reallocated.  If no instructions are received from the Owner by PMLIC within the 30-day period, the amount in the Zero Coupon Bond Separate Account will be transferred to the Money Market Separate Account.

Additional Information About the Funds and Portfolios

NO ONE CAN ASSURE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVES AND POLICIES.

More detailed information concerning the investment objectives, policies and restrictions of the Portfolios, the expenses of the Portfolios, the risks attendant to investing in the Portfolios and other aspects of the Funds’ operations can be found in the current prospectus for each Fund that accompanies this prospectus and the current Statement of Additional Information for the Funds.  The Fund’s prospectuses should be read carefully before any decision is made concerning the allocation of Net Premium Payments or transfers of Policy Account Value among the Subaccounts.

Not all of the Portfolios described in the prospectuses for the Funds are available with the Policy.  Moreover, if investment in the Funds or a particular Portfolio is no longer possible, in PMLIC’s judgment becomes inappropriate for the purposes of the Policy, or for any other reason in PMLIC’s sole discretion, PMLIC may substitute another fund or portfolio without the Owner’s consent.  The substituted fund or portfolio may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Net Premiums, or both.  However, no such substitution will be made without any necessary approval of the Securities and Exchange Commission.  Furthermore, PMLIC may close Subaccounts to allocations of Net Premiums or Policy Account Value, or both, at any time in its sole discretion.  Shares of each Fund are purchased and redeemed at net asset value, without a sales charge.

PMLIC may receive compensation from the investment adviser of a Fund (or affiliates thereof) in connection with administration, distribution, or other services provided with respect to the Funds and their availability through the Policies.  The amount of this compensation is based upon a percentage of the assets of the Fund attributable to the Policies and other policies issued by PMLIC.  These percentages differ, and some advisers (or affiliates) may pay PMLIC more than others.

Shares of the Funds are sold to separate accounts of insurance companies that are not affiliated with PMLIC or each other, a practice known as “shared funding.”  They are also sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as “mixed funding.”  As a result, there is a possibility that a material conflict may arise between the interests of Owners, whose Policy Account Values are allocated to the Subaccounts, and of owners of other contracts or policies whose values are allocated to one or more other separate accounts investing in any one of the Portfolios.  Shares of some of the Funds may also be sold directly to certain pension and retirement plans qualified under Section 401 of the Code.  As a result, there is a possibility that a material conflict may arise between the interests of Owners or owners of other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans.  In the event of any such material conflicts, PMLIC will consider what action may be appropriate, including removing the Portfolio as in investment option under the Policies or replacing the Portfolio with another Portfolio.  There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund’s prospectus.

DETAILED DESCRIPTION OF POLICY PROVISIONS

Death Benefit

General.  As long as the Policy remains in force, the Insurance Proceeds of the Policy will, upon due proof of both the Insured’s deaths (and fulfillment of certain other requirements), be paid to the Beneficiary in accordance with the designated Death Benefit Option.  The Insurance Proceeds will be determined as of the date of the last surviving Insured’s death and will be equal to:

1.	the Death Benefit;

2.	plus any additional benefits due under a supplementary benefit rider attached to the Policy;

3.	less any loan and accrued loan interest on the Policy;

4.	less any overdue deductions if the death of the Insured occurs during the Grace Period.

The Insurance Proceeds may be paid in cash or under one of the Settlement Options set forth in the Policy.

Death Benefit Options.  The Policy provides two Death Benefit Options:  Option A and Option B.  The Owner designates the Death Benefit Option in the application and may change it as described in “Change in Death Benefit Option.”  Under either Option, the duration of the Death Benefit coverage depends upon the Policy’s Net Cash Surrender Value.  (See “Policy Duration.”)

Option A.  The Death Benefit is equal to the greater of:  (a) the Face Amount of the Policy and (b) the Policy Account Value on the Valuation Date on or next following the last surviving Insured’s date of death multiplied by the specified percentage based on the age of the younger Insured shown in the table below:

Attained Age	Percentage	Attained Age	Percentage
40 and under	250%	60	130%
45	215%	65	120%
50	185%	70	115%
55	150%	75 through 90	105%
		95 through 99	100%

For Attained Ages not shown, the percentages decrease pro rata for each full year.

Illustration of Option A – For purposes of this illustration, assume that the Insured is under Attained Age 40 and there is no Policy loan outstanding.

Under Option A, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000.  The specified percentage for a younger Insured under Attained Age 40 on the Policy Anniversary prior to the date of death is 250%.  Because the Death Benefit must be equal to or be greater than 2.50 times the Policy Account Value, any time the Policy Account Value exceeds $80,000 the Death Benefit will exceed the Face Amount.  Each additional dollar added to the Policy Account Value will increase the Death Benefit by $2.50.  Thus, a 35 year old younger Insured with a Policy Account Value of $250,000 will have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); a Policy Account Value of $400,000 will yield a Death Benefit of $1,000,000 (2.50 x $400,000).

Similarly, any time the Policy Account Value exceeds $80,000, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50.  If at any time, however, the Policy Account Value multiplied by the specified percentage is less than the Face Amount, the Death Benefit will be the Face Amount of the Policy.

Option B.  The Death Benefit is equal to the greater of:  (a) the Face Amount of the Policy plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage shown in the table above.  (The Policy Account Value in each case is determined on the Valuation Day on or next following the last surviving Insured’s date of death.)

Illustration of Option B – For purposes of this illustration, assume that the younger Insured is under Attained Age 40 and there is no outstanding Policy loan.

Under Option B, a Policy with a Face Amount of $200,000 will generally pay a Death Benefit of $200,000 plus the Policy Account Value.  Thus, for example, a Policy with a $50,000 Policy Account Value will have a Death Benefit of $250,000 ($200,000 plus $50,000); and a Policy Account Value of $100,000 will yield a Death Benefit of $300,000.  Since the specified percentage is 250%, the Death Benefit will be at least 2.50 times the Policy Account Value.  As a result, if the Policy Account Value exceeds $133,333, the Death Benefit will be greater than the Face Amount plus the Policy Account Value.  Each additional dollar added to the Policy Account Value above $133,333 will increase the Death Benefit by $2.50.  An Insured with a Policy Account Value of $150,000 will therefore have a Death Benefit of $375,000 (2.50 x $150,000); a Policy Account Value of $300,000 will yield a Death Benefit of $750,000 (2.50 x $300,000); and a Policy Account Value of $500,000 will yield a Death Benefit of $1,250,000 (2.50 x $500,000).  Similarly, any time the Policy Account Value exceeds $133,333, each dollar taken out of the Policy Account Value will reduce the Death Benefit by $2.50.  If at any time, however, the Policy Account Value multiplied by the applicable percentage is less than the Face Amount plus the Policy Account Value, the Death Benefit will be the Face Amount plus the Policy Account Value.

Which Death Benefit Option to Choose.  If an Owner prefers to have premium payments and favorable investment performance reflected party in the form of an increasing Death Benefit, the Owner should choose Option B.  If an Owner is satisfied with the amount of the Insureds’ existing insurance coverage and prefers to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Account Value, the Owner should choose Option A.

Change in Death Benefit Option.  After the second Policy Year, at any time while the Policy is in force, the Owner may change the Death Benefit Option in effect by sending PMLIC a completed application for change.  No charges will be imposed to make a change in the Death Benefit Option.  The effective date of any such change will be the Policy Processing Day on or next following the date PMLIC receives the completed application for change.

If the Death Benefit Option is changed from Option A to Option B, on the effective date of the change, the Death Benefit will not change and the Face Amount will be decreased by the

Policy Account Value on that date.  However, if this charge may not be made if it would reduce the Face Amount to less than the Minimum Face Amount.

If the Death Benefit Option is changed from Option B to Option A, on the effective date of the change, the Death Benefit will not change and the Face Amount will be increased by the Policy Account Value on that date.

A change in the Death Benefit Option may affect the Net Amount at Risk over time which, in turn, would affect the monthly Cost of Insurance Charge.  Changing from Option A to Option B will generally result in a Net Amount at Risk that means level.  Such a change will result in a relative increase in the cost of insurance charges over time because the Net Amount at Risk will, unless the Death Benefit is based on the applicable percentage of Policy Account Value, remain level rather than decreasing as the Policy Account Value increases.  Unless the Death Benefit is based on the applicable percentage of Policy Account Value, changing from Option B to Option A will, if the Policy Account Value increases, decrease the Net Amount at Risk over time, thereby reducing the cost of insurance charge.

The effects of these Death Benefit Option changes on the Face Amount, Death Benefit and Net Amount at Risk can be illustrated as follows.  Assume that a contract under Option A has a Face Amount of $500,000 and a Policy Account Value of $100,000 and, therefore, a Death Benefit of $500,000 and a Net Amount at Risk of $400,000 ($500,000 - $100,000).  If the Death Benefit Option is changed from Option A to Option B, the Face Amount will decrease from $500,000 to $400,000 and the Death Benefit and Net Amount at Risk would remain the same.  Assume that a contract under Option B has a Face Amount of $500,000 and a Policy Account Value of $50,000 and, therefore, the Death Benefit is $550,000 ($500,000 + $50,000) and a Net Amount at Risk of $500,000 ($550,000 - $50,000).  If the Death Benefit Option is changed from Option B to Option A, the Face Amount will increase to $550,000, and the Death Benefit and Net Amount at Risk would remain the same.

If a change in the Death Benefit Option would result in cumulative premiums exceeding the maximum premium limitations under the Internal Revenue Code for life insurance, PMLIC will not effect the change.

A change in the Death Benefit Option may have Federal income tax consequences.  The Owner of a Policy should consult a tax adviser before changing the Death Benefit Option.

How the Death Benefit May Vary.  The amount of the Death Benefit may vary with the Policy Account Value.  The Death Benefit under Option A will vary with the Policy Account Value whenever the specified percentage of Policy Account Value exceeds the Face Amount of the Policy.  The Death Benefit under Option B will always vary with the Policy Account Value because the Death Benefit equals the greater of (a) the Face Amount plus the Policy Account Value and (b) the Policy Account Value multiplied by the specified percentage.

Ability to Decrease Face Amount

Subject to certain limitations, an Owner may generally, at any time after the second Policy Year, decrease the Policy’s Face Amount by submitting a written application to PMLIC.  (Decreases are not permitted for policies issued in Virginia.)  The effective date of the decrease will be the Policy Processing Day on or next following PMLIC’s approval of the request.  A decrease in Face Amount may have tax consequences.  (See “Tax Treatment of Policy

Benefits.”)  The Owner of a Policy should consult a tax adviser before decreasing the Policy’s Face Amount.  The effect of a decrease in Face Amount on Policy charges, as well as other considerations, are described below.

The amount of a Face Amount decrease must be for at least $25,000 (or such lesser amount required in a particular state).  The Face Amount after any decrease may not be less than the Minimum Face Amount for policies being issued at the time of the decrease.  A decrease in Face Amount will not be permitted if the Face Amount was decreased during the 12-month period.  To the extent a decrease in the Face Amount could result in cumulative premiums exceeding the maximum premium limitations applicable for life insurance under the Code, PMLIC will not effect the decrease.

A decrease in the Face Amount generally will decrease the total Net Amount at Risk which will decrease an Owner’s monthly Cost of Insurance Charges.  A decrease in the Face Amount may result in the imposition of a Surrender Charge as of the Policy Processing Day on which the decrease becomes effective.  (See “Surrender Charges.”)

Any Surrender Charge applicable to a decrease will be deducted from the Policy Account Value and the remaining Surrender Charge will be reduced by the amount deducted.  The Surrender Charge will be deducted from each Subaccount and the Guaranteed Account based on the proportion that the value in such account bears to the total unloaned Policy Account Value.

Insurance Protection

An Owner may decrease the insurance protection provided by the Policy (i.e., the Net Amount at Risk) in one of several ways, as insurance needs change.  These ways include decreasing the Face Amount, changing the level of premium payments, and making a partial withdrawal of Net Cash Surrender Value.  The consequences of each are summarized below.

A decrease in Face Amount will decrease the insurance protection.  It will not reduce the Policy Account Value, except for the deduction of any surrender charge applicable to the decrease.  The Monthly Deductions will generally be correspondingly lower following the decrease.

Under Death Benefit Option A, until the specified percentage of Policy Account Value exceeds the Face Amount, then (a) if the Owner increases the premium payments from the current level, the amount of insurance protection will generally be reduced, and (b) if the Owner reduced the premium payments from the current level, the amount of insurance protection will generally be increased.

Under Death Benefit Option B, until the specified percentage of Policy Account Value exceeds the Face Amount plus the Policy Account Value, the level of premium payments will not affect the amount of insurance protection.  (However, both the Policy Account Value and Death Benefit will be increased if premium payments are increased and reduced if payments are reduced.)  Under either Death Benefit Option, if the Death Benefit is the specified percentage of Policy Account Value, then (a) if the Owner increases premium payments from the current level, the amount of insurance protection will increase and (b) if the Owner reduces the premium payments from the current level, the amount of insurance protection will decrease.

Decreasing the Insurance Protection may have tax consequences.  The Owner of a Policy should consult a tax advisor before decreasing the Insurance Protection.

Payment and Allocation of Premiums

Issuance of a Policy.  In order to purchase a Policy, an individual must make application to PMLIC through a licensed PMLIC agent who is also a registered representative of 1717 Capital Management Company (“1717”) or a broker/dealer having a Selling Agreement with 1717 or a broker/dealer having a Selling Agreement with such a broker/dealer.  If PMLIC accepts the application, a Policy will be issued in consideration of payment of the Minimum Initial Premium set forth in the Policy.  The Minimum Face Amount of a Policy under PMLIC’s rules is currently $200,000 ($225,000 in New York State).

PMLIC reserves the right to revise its rules from time to time to specify a different Minimum Face Amount for subsequently issued policies.  A Policy will be issued only with respect to Insureds who individually have an Issue Age of 21 to 85 and a Joint Equal Age of 25 to 80 and who provide PMLIC with satisfactory evidence of insurability.  Acceptance is the subject to PMLIC’s underwriting rules.  PMLIC reserves the right to reject an application for any reason permitted by law.  (See “Distribution of Policies.”)

At the time the application for a Policy is singed, an applicant can, subject to PMLIC’s underwriting rules, obtain temporary insurance protection, pending issuance of the Policy, by answering “no” to the Health Questions of the Temporary Agreement and submitting payment of the Minimum Initial Premium with the Application.  The Minimum Initial Premium will equal the Minimum Annual Premium multiplied by the following factor:

Premium Billing Mode
Selected at Issue                                                                                                                                                                                     Factor
Annual ……………………………………………………………                                                                                                          1.000
Semi-Annual …………………………………………………….                                                                                                           0.500
Quarterly …………………………………………………………                                                                                                           0.250
Monthly ………………………………………………………….                                                                                                           0.167

The amount of coverage under the agreement is the lesser of the Face Amount applied for or $500,000.  Coverage under the agreement will end on the earliest of:  (a) the 90th day from the date of the application; (b) the date that insurance takes effect under the Policy; (c) the date a policy, other than as applied for, is offered to the Applicant; or (d) five days from the date PMLIC mails a notice of termination coverage.

Amount and Timing Premiums.  The Minimum Initial Premium is due on or before the date the Policy is delivered.  No insurance will take effect until the Minimum Initial Premium is paid while the health and other conditions of the Insured stay the same as described in the application.  Prior to the Final Policy Date and while the Policy is in force, an Owner may make additional premium payments at any time and in any amount, subject to the limitation set forth below.  Each premium payment must be for at least $25.  Subject to certain limitations described below, an Owner has considerable flexibility in determining the amount and frequency of premium payments.

At the time of application, each Owner will select a Planned Periodic Premium schedule, based on a periodic billing mode of annual, semi-annual, or quarterly payment.  The Owner is entitled to receive a premium reminder notice from PMLIC at the specific interval.  The Owner may change the Planned Periodic Premium frequency and amount.  Also, under the Automatic Payment Plan, the Owner can select a monthly payment schedule pursuant to which premium payments will be automatically deducted from a bank account or other source, rather than being “billed.”

Unless prohibited by a particular state (i.e., New York) any payments made while there is an outstanding Policy loan are considered loan repayments, unless PMLIC is notified in writing that the amount is to be applied as a premium payment.  (Payments made under New York Policies will be treated as premium payments and will only be applied as loan repayments if the Owner specifically requests.)  The Owner is not required to pay the Planned Periodic Premiums in accordance with the specified schedule.  The Owner has the flexibility to alter the amount and frequency of premium payments.  However, payment of the Planned Periodic Premiums does not guarantee that the Policy will remain in force.  Instead, the duration of the Policy depends upon the Policy’s Net Cash Surrender Value.  Thus, even if Planned Periodic Premiums are paid, the Policy may lapse whenever the Net Cash Surrender Value is insufficient to pay the Monthly Deductions and any other charges and if a Grace Period expires without an adequate payment by the Owner.

Premium Limitations.  The Code provides for exclusion of the Death Benefit from a Beneficiary’s gross income if total premium payments do not exceed certain stated limits.  In no event can the total of all premiums paid under a Policy exceed such limits.  PMLIC has established procedures to monitor whether aggregate premiums paid under a Policy exceed those limits.  If a premium is paid which would result in total premiums exceeding such limits, PMLIC will only accept that portion of the premium which would make total premiums equal the maximum amount which may be paid under the Policy.  The excess will be refunded.  If total premiums do exceed the maximum premium limitations established by the Code, however, the excess of a Policy’s Death Benefit over the Policy’s Cash Surrender Value should still be excludable from gross income.

The maximum premium limitations set forth in the Code depend in part upon the amount of the Death Benefit at any time.  As a result, any Policy changes which affect the amount of the Death Benefit may affect whether cumulative premiums paid under the Policy exceed the maximum premium limitations.  To the extent that any such change would result in cumulative premiums exceeding the maximum premium limitations, PMLIC will not effect such change.  (See “Federal Income Tax Considerations.”)  PMLIC reserves the right to require satisfactory evidence of insurability before accepting a premium payment that would increase the Net Amount At Risk.

Allocation of Net Premiums.  The Owner indicates in the application how Net Premiums should be allocated among the Subaccounts and/or the Guaranteed Account.  The percentages of each Net Premium that may be allocated to any account must be in whole numbers and the sum of the allocation percentages must be 100%.  PMLIC allocates the Net Premiums as of the date it receives such premium at its Service Center.

Certain states require PMLIC to refund all payments (less any partial withdrawals and indebtedness) in the event the Owner cancels the Policy during the Free-Look period.  See “Free-Look Privileges.”  In those states, PMLIC will allocate to the Money Market Subaccount any premiums the Owner requests be allocated to Subaccount(s) which are received at our Service Center within 15 days from the later of:  (1) the Policy Issue Date; or (2) the date PMLIC receives the Minimum Initial Premium.  After this 15-day period ends, the value in the Money

Market Subaccount is allocated among the Subaccounts as indicated in the application.  PMLIC invests all Net Premiums paid thereafter based on the allocation percentages then in effect.

The values of the Subaccounts will vary with their investment experience and the Owner bears the entire investment risk.  Owners should periodically review their allocation schedule in light of market conditions and the Owner’s overall financial objectives.

Policy Account Value

The Policy Account Value is the total amount of value held under the Policy at any time.  It is equal to the sum of the Policy’s values in the Subaccounts, the Guaranteed Account and the Loan Account.  The Policy Account Value minus any applicable Surrender Charge is the Cash Surrender Value.

The Policy Account Value and Cash Surrender Value will reflect the investment performance of the chosen Subaccounts, the crediting of interest for the Guaranteed Account and the Loan Account, any Net Premiums paid, any transfers, any partial withdrawals, any loans any loan repayments, any loan interest paid, and any charges assessed in connection with the Policy.

Calculation of Policy Account Value.  The Policy Account Value is determined first on the Policy Date and thereafter at the close of each Valuation Day.  On the Policy Date, the Policy Account Value equals the Net Premiums received less any Monthly Deductions on the Policy Date.  On each Valuation Day after the Policy Date, the Policy Account Value is:

1.	Policy Account Value in each Subaccount, determined by multiplying the number of units of the Subaccount by the Subaccount’s Unit Value on that date;

2.	Policy Account Value in the Guaranteed Account; plus

3.	Policy Account Value in the Loan Account.

Determination of Number of Units.  Allocated Net Premiums, or Policy Account Value transferred to a Subaccount are used to purchase units of that Subaccount; units are redeemed when amounts are deducted, transferred or withdrawn.  The number of units of a Subaccount at any time equals the number of units purchased minus the number of units redeemed up to such time.  For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount by the unit value.

Determination of Unit Value.  The unit value of a Subaccount on any Valuation Day is equal to the unit value on the immediately preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount on that Valuation Day.

Net Investment Factor.  The Net Investment Factor for each Subaccount measures the investment performance of that Subaccount.  The factor increases to reflect investment income and capital gains, realized and unrealized, for the shares of the underlying Portfolio.  The factor decreases to reflect any capital losses, realized or unrealized, for the shares of the underlying Portfolio as well as the asset charge for mortality and expense risks.

The asset charge for mortality and expense risks and the transaction charge for the Zero Coupon Bond Subaccount will be deducted in determining the applicable Net Investment Factor.

Policy Duration

Policy Lapse.  The policy will remain in force as long as the Net Cash Surrender Value of the Policy is sufficient to pay the Monthly Deductions and other charges under the Policy.  When the Net Cash Surrender Value is insufficient to pay the charges and the Grace Period expires without an adequate premium payment by the Owner, the Policy will lapse and terminate without value.  Notwithstanding the foregoing, during the first two Policy Years the Policy will not lapse if the Minimum Guarantee Premium has been paid.  A Guaranteed Minimum Death Benefit rider may be purchased with the Policy that guarantees the Policy will not lapse if certain conditions are met.  (See “Supplementary Benefits.”)

The Policy provides for a 61-day Grace Period that is measured from the date on which notice is sent by PMLIC indicating that the Grace Period has begun.  Thus, the Policy does not lapse, and the insurance coverage continues until the expiration of this Grace Period.  To prevent lapse, the Owner must, during the Grace Period, make a premium payment equal to three Monthly Deductions.  The notice sent by PMLIC will specify the payment required to keep the Policy in force.

Reinstatement.  A Policy that lapses may be reinstated at any time within three years (or longer period required in a particular state) after the expiration of the Grace Period and before the Final Policy Date by submitting evidence of insurability satisfactory to PMLIC for both Insureds or evidence for the last surviving Insured and due proof that the first death occurred before the date of lapse.  Payment of an amount sufficient to keep the Policy in force for at least three months following the date that the reinstatement application is approved.  Upon reinstatement, the Policy Account Value is based upon the premium paid to reinstate the Policy.  A reinstated Policy has the same Policy Date as it had prior to the lapse.

Transfers of Policy Account Value

Transfers.  The Owner may transfer the Policy Account Value between and among the Subaccounts and the Guaranteed Account by making a written transfer request to PMLIC.  The amount transferred must be at least $1,000, unless the total value in an account is less than $1,000, in which case the entire amount may be transferred.

After twelve transfers have been made in any Policy Year, a $25 transfer charge will be deducted from each transfer during the remainder of such Policy Year.  All transfers included in a single written request are treated as one transfer.  Transfers are made as of the date PMLIC receives a written request at its Service Center.  Transfers resulting from Policy loans, Automatic Asset Rebalancing, Dollar-Cost Averaging, the exercise of exchange privileges and the reallocation from the Money Market Subaccount following the 15-day period after the Issue Date, are not subject to a transfer charge and do not count as one of the twelve “free” transfers in any Policy Year.  Under present law, transfers are not taxable transactions.

Special Transfer Right.  During the first two years following the Issue Date, the Owner may, on one occasion, transfer the entire Policy Account Value in the Subaccounts to the Guaranteed Account without a transfer charge and without such transfer counting towards the twelve transfers permitted without charge during a Policy Year.

Transfer Right for Change in Investment Policy of a Subaccount.  If the investment policy of a Subaccount is materially changed, the Owner may transfer the portion of the Policy

Account Value in such Subaccount to another Subaccount or to the Guaranteed Account without a transfer charge and without having such transfer count toward the twelve transfers permitted without charge during a Policy Year.

Telephone Transfers.  Transfers will be made upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to PMLIC.  PMLIC reserves the right to suspend telephone transfer privileges at any time for any class of policies, for any reason.  PMLIC will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and if it follows such procedures it will not be liable for any losses due to authorized or fraudulent instructions.  PMLIC, however, may be liable for such losses if it does not follow those reasonable procedures.  The procedures PMLIC will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction and making a tape-recording of the instructions given by telephone.

Automatic Asset Rebalancing.  Automatic Asset Rebalancing is a feature which, if elected, authorizes periodic transfers of Policy Account Values among the Subaccounts in order to maintain the allocations of such values in percentages that match the then current premium allocation percentages.  Election of this feature may be made in the application or at any time after the policy is issued by properly completing the election form and returning it to PMLIC.  The election may be revoked at any time.  Rebalancing may be done quarterly or annually.  Rebalancing terminates when the total value in the Subaccounts is less than $1,000.  PMLIC reserves the right to suspend Automatic Asset Rebalancing at any time, for any class of Policies, for any reason.

Dollar-Cost Averaging.  Dollar-Cost Averaging is a program which, if elected, enables the Owner to systematically and automatically transfer, on a monthly basis, specified dollar amounts from any selected Subaccount to any other Subaccount or the Guaranteed Account.  Transfers may not come from the Guaranteed Account.  By allocating on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner may be less susceptible to the impact of short term market fluctuations.  PMLIC, however, makes no guarantee that Dollar-Cost Averaging will result in a profit or protect against loss.

Dollar-Cost Averaging may be elected for a period of 6, 12, 18, 24, 30 or 36 months.  To qualify for Dollar-Cost Averaging, the following minimum amount of Policy Account Value must be allocated to a Subaccount:  6 months - $3,000; 12 months - $6,000; 18 months - $9,000; 24 months - $12,000; 30 months - $15,000; 36 months - $18,000.  At least $500 must be transferred from the Subaccount each month.  The amount required to be allocated to the Subaccount can be made from an initial or subsequent investment or by transferring amounts into the Subaccount from the other Subaccounts or from the Guaranteed Account (See “Transfers from Guaranteed Account”).  Each monthly transfer is split among the Subaccounts or the Guaranteed Account based upon the percentages elected.  Dollar-Cost Averaging may not be elected if Automatic Asset Rebalancing has been elected or if a policy loan is outstanding.

Dollar-Cost Averaging may be elected in the application or by completing an election form and returning it to PMLIC by the beginning o the month.  When an election form is received, Dollar-Cost Averaging will commence on the first Policy Processing Day after the later of (a) the Policy Date; (b) the 15-day period when premiums are allocated to the Money Market

Subaccount in certain states; and (c) when the Subaccount value equals or exceeds the greater of the minimum amount stated above and the amount of the first monthly transfer.

Once Dollar-Cost Averaging transfers have commenced, they occur monthly on the Policy Processing Day until the specified number of transfers has been completed, or (a) a policy loan is requested, (b) the policy goes into the grace period, or (c) there is insufficient value in the Subaccount to make the transfer.  The Owner may instruction PMLIC in writing to cancel Dollar-Cost Averaging transfers at any time.

Transfers made under the Dollar-Cost Averaging program do not count toward the twelve transfers permitted each Policy Year without imposing the Transfer Charge.  PMLIC reserves the right to discontinue offering automatic transfers upon 30 days’ written notice to the Owner.  Written notice will be sent to the Owner confirming each transfer and when the Dollar-Cost Averaging program is terminated.  The Owner and agent are responsible for reviewing the confirmation to verify that the transfer are being made as requested.

Free-Look Privileges

Free-Look for Policy.  The Policy provides for an initial Free-Look Period.  The Owner may cancel the Policy until the latest of:  (a) 45 days after Part I of the application for the Policy is signed, (b) 10 days after the Owner receives the Policy and (c) 10 days after PMLIC mails or personally delivers a Notice of Withdrawal Right to the Owner.  Upon giving written notice of cancellation and returning the Policy to PMLIC’s Service Center, to one of PMLIC’s other officers, or to the PMLIC representative from whom it was purchased, the Owner will receive a refund equal to the sum of:  (i) the Policy Account Value as of the date the returned Policy is received by PMLIC at its Service Center or the PMLIC representative through whom the Policy was purchased; (ii) any Premium Expense Charges deducted from premiums paid; (iii) any Monthly Deductions charged against the accounts; (iv) any mortality and expense risk charges deducted from the value of the net assets of the Separate Account; and (v) any advisory fees and any other fees an expenses of the Fund.  A refund of all premiums paid is made for Policy’s delivered in states that require such a refund.

When state law requires a refund equal to gross premiums paid, the refund will instead equal the gross premiums paid on the Policy and will not reflect the investment experience of the Separate Account or interest earnings for the Guaranteed Account.

Loan Privileges

General.  The Owner may at any time after the Issue Date borrow money from PMLIC using the Policy Account Value as the security for the loan.  The Owner may obtain Policy loans in a minimum amount of $500 (or such lesser minimum required in a particular state) but not exceeding the Policy’s Net Cash Surrender Value on the date of the loan.  While the Insured is living, the Owner may repay all or a portion of a loan and accrued interest.

Interest Rate Charged.  Interest is charged on Policy loans at an effective annual rate of 6%.  Interest is due at the end of each Policy Year.  If interest is not paid when due, it is added to the loan balance and bear interest at the same rate.

Allocations of Loans and Collateral.  PMLIC will allocate the amount of a Policy loan among the Subaccounts and/or the Guaranteed Account based upon the proportion that the value of the Subaccounts and/or the Guaranteed Account Value bear to the total unloaned Policy Account Value at the time the loan is made.

The collateral for a Policy loan is the loan amount plus accrued interest to the next Policy Anniversary, less interest at an effective annual rate of 4% which is earned to such Policy Anniversary.  PMLIC will deduct the collateral for the loan from each account based on the allocation described in the preceding paragraph and transfer this amount to the Loan Account.  The collateral is recalculated:  (a) when loan interest is repaid or added to loaned amount; (b) when a new loan is made; and (c) when a loan repayment is made.  A transfer to or from the Loan Account will be made to reflect any recalculation of collateral.  At any time, the amount of the outstanding loan under a Policy equals the sum of all loans (including due and unpaid interest added to the loan balance) minus any loan repayments.

Interest Credited to Loan Account.  As long as the Policy is in force, PMLIC credits the amount in the Loan Account with interest at effective annual rates it determines, but not less than 4% or such higher minimum rate required under state law.  The rate will apply to the calendar year which follows the date of determination.  Loan interest credited is transferred to the accounts:  (a) when loan interest is paid added to the loaned amount; (b) when a loan repayment is made; and (c) when a new loan is made.

Effect of Policy Loan.  Policy loans, whether or not repaid, will have a permanent effect on the Policy Account Value, the Cash Surrender Value, and Net Cash Surrender Value and may permanently affect the Death Benefit under the Policy.  The effect on the Policy Account Value and Death Benefit could be favorable or unfavorable, depending on whether the investment performance of the Subaccounts and the interest credited to the Guaranteed Account is less than or greater than the interest being credited on the assets in the Loan Account while the loan is outstanding.  Compared to a Policy under which no loan is made, values under a Policy will be lower when the credited interest rate is less than the investment experience of assets held in the Subaccounts and interest credited to the Guaranteed Account.  The longer a loan is outstanding, the greater the effect of a Policy loan is likely to be.  The Death Proceeds will be reduced by the amount of any outstanding Policy loan.

Loan Repayments.  An Owner may repay all or part of a Policy loan at any time while either Insured is alive and the Policy is in force.  Unless prohibited by a particular state, PMLIC will assume that any payments made while there is an outstanding loan is a loan repayment, unless it receives written instructions that the payment is a premium payment.  Repayments up to the amount of the outstanding loan is allocated to the accounts based on the amount of the outstanding loan allocated to each account as of the date of repayment; any repayment in excess of the amount of the outstanding loan will be allocated to the accounts based on the amount of interest due on the portion of the outstanding loan allocated to each account.  For this purpose, the amount of the interest due is determined as of the next Policy Anniversary.  Failure to repay a loan or to pay loan interest will not cause the Policy to lapse unless the Net Cash Surrender Value on the Policy Processing Day is less than the monthly deduction due.  (See “Policy Duration.”)

Tax Considerations.  Any loans taken from a Modified Endowment Contract will be treated as a taxable distribution.  In addition, with certain exceptions, a 10% additional income tax penalty will be imposed on the portion of any loan that is included in income.  (See “Distribution from Policies Classified as Modified Endowment Contracts.”)  Depending upon the investment performance of the Subaccounts and the amounts borrowed, loans may cause the Policy to lapse.  If the Policy is not a Modified Endowment Contract, lapse of the Policy with outstanding loans may result in adverse tax consequences.  (See “Distributions from Policies Not Classified as Modified Endowment Contracts.”)

Surrender Privilege

At any time before the earlier of the death of the last surviving Insured and the Final Policy Date, the Owner may surrender the Policy for its Net Cash Surrender Value.  The Net Cash Surrender Value is determined by PMLIC as of the date it receives, at its Service Center, a surrender request signed by the Owner.  Coverage under the Policy will end on the day the Owner mails or otherwise sends the written surrender request to PMLIC at its Service Center.  A surrender may have adverse federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)

Partial Withdrawal Privilege

After the first Policy Year, at any time before the earlier of the death of the last surviving Insured and the Final Policy Date, the Owner may withdraw a portion of the Policy’s Net Cash Surrender Value.  The minimum amount which may be withdrawn is $1,500.  A withdrawal charge will be deducted from the Policy Account Value.  A partial withdrawal will not result in the imposition of surrender charges.

The withdrawn amount and withdrawal charge will be allocated based on the proportion that the Policy Account Value in any Subaccount and the Guaranteed Account bear to the total unloaned Policy Account Value.

The effect of a partial withdrawal on the Death Benefit and Face Amount will vary depending upon the Death Benefit Option in effect and whether the Death Benefit is based on the applicable percentage of Policy Account Value.  (See “Death Benefit Options.”)

Option A.  The effect of a partial withdrawal on the Face Amount and Death Benefit under Option A can be described as follows:

If the Death Benefit equals the Face Amount, a partial withdrawal will reduce the Face Amount and the Death Benefit by the amount of the partial withdrawal.

For the purposes of this illustration (and the following illustrations of partial withdrawals), assume that the Attained Age of the younger Insured is under 40 and there is no indebtedness.  The applicable percentage is 250% for a younger Insured with an Attained Age under 40.

Under Option A, a contract with a Face Amount of $300,000 and a Policy Account Value of $30,000 will have a Death Benefit of $300,000.  Assume that the policyowner takes a partial withdrawal of $10,000.  The partial withdrawal will reduce the Policy Account Value to $19,975 ($30,000 - $10,000 - $25) and the Death Benefit and Face Amount to $290,000 ($300,000 - $10,000).

If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, the Face Amount will be reduced by an amount equal to the amount of the partial withdrawal.  The Death Benefit will be reduced to equal the greater of (a) the Face Amount after the partial withdrawal, and (b) the applicable percentage of the Policy Account Value after deducting the amount of the partial withdrawal and expense charge.

Under Option A, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000.  Assume that the policyowner takes a partial withdrawal of $49,975.  The partial withdrawal will reduce the Policy Account Value to $250,000 ($300,000 - $49,975 - $25) and the Face Amount to $250,025 ($300,000 - $49,975).  The Death Benefit is the greater of (a) the Face Amount of $250,025 and (b) the applicable percentage of the Policy Account Value ($625,000 ($250,000 x 2.5).  Therefore, the Death Benefit will be $625,000.

Option B.  The Face Amount will never be decreased by a partial withdrawal.  A partial withdrawal will, however, always decrease the Death Benefit.

If the Death Benefit equals the Face Amount plus the Policy Account Value, a partial withdrawal will reduce the Policy Account Value by the amount of the partial withdrawal and expense charge and thus the Death Benefit will also be reduced by the amount of the partial withdrawal and the expense charge.

Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $90,000 will have a Death Benefit of $390,000 ($300,000 + $90,000).  Assume the policyowner takes a partial withdrawal of $20,000.  The partial withdrawal will reduce the Policy Account Value to $69,975 ($90,000 - $20,000 - $25) and the Death Benefit to $369,975 ($300,000 - $69,975).  The Face Amount is unchanged.

If the Death Benefit immediately prior to the partial withdrawal is based on the applicable percentage of Policy Account Value, the Death Benefit will be reduced to equal the greater of (a) the Face Amount plus the Policy Account Value after deducting the partial withdrawal and expense charge and (b) the applicable percentage of Policy Account Value after deducting the amount of the partial withdrawal and the expense charge.

Under Option B, a policy with a Face Amount of $300,000 and a Policy Account Value of $300,000 will have a Death Benefit of $750,000 ($300,000 x 2.5).  Assume the policyowner takes a partial withdrawal of $149,975.  The partial withdrawal will reduce the Policy Account Value to $150,000 ($300,000 - $149,975 - $25) and the Death Benefit to the greater of (a) the Face Amount plus the Policy Account Value $450,000 ($300,000 + $150,000) and (b) the Death Benefit based on the applicable percentage of the Policy Account Value $375,000 ($150,000 x 2.5).  Therefore, the Death Benefit will be $450,000.  The Face Amount is unchanged.

Because a partial withdrawal can affect the Face Amount and the Death Benefit as described above, a partial withdrawal may also affect the Net Amount at Risk which is used to calculate the cost of insurance charge under the Policy.  (See “Cost of Insurance.”)  A request for partial withdrawal may not be allowed if, or to the extent that such withdrawal would reduce the Face Amount below the Minimum Face Amount for the Policy.  Also, if a partial withdrawal would result in cumulative premiums exceeding the maximum premium limitations applicable under the Code for life insurance, PMLIC will not allow such partial withdrawal.

A partial withdrawal of Net Cash Surrender Value may have federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate PMLIC for (a) providing the insurance benefits set forth in the Policy; (b) administering the Policy; (c) assuming certain risks in connection with the Policy; and (d) incurring expenses in distributing the Policy.  In the event that there are any profits from fees and charges deducted under the Policy, including but not limited to mortality and expense risk charges, such profits could be used to finance the distribution of the contracts.

Premium Expense Charge

Prior to allocation of Net Premiums, premiums paid are reduced by a Premium Expense Charge which consists of:

Premium Tax Charge.  Various states and some of their subdivisions impose a tax on premiums received by insurance companies.  Premium taxes vary from state to state but range from 0% to 4.0%.  A deduction of a percentage of the premium will be made from each premium payment.  The applicable percentage will be based on the rate for the Insureds’ residence.  No Premium tax charge is deducted in jurisdictions that impose no premium tax.

Percent of Premium Sales Charge.  In Policy Years 1 to 10, 5% will be deducted from each premium payment to partially compensate PMLIC for the cost of selling the Policy.  At the present time PMLIC does intend to apply this charge after Policy Year 10, but reserves the right to do so.

Federal Tax Charge.  PMLIC will deduct 1.25% from each premium payment to cover the cost of federal taxes resulting from its receipt of such premium payment under the Policy.  Section 848 of the Code ties PMLIC’s corporate tax burden, in part, to the receipt of such premium payments.  PMLIC represents that this charge is reasonable in relation to its increased tax burden under Section 848 of the Code.  In addition, PMLIC reserves the right to change the amount of this charge if the applicable federal tax law changes PMLIC’s tax burden.

Surrender Charges

A Surrender Charge, which consists of a Deferred Administrative Charge and a Deferred Sales Charge, is imposed if the Policy is surrendered or lapses at any time before the end of the 15th Policy Year.  For Policies sold to residents of New York State, the Surrender Charge applies during the first 12 Policy Years.  A portion of this Surrender Charge will be deducted if the Owner decreases the Initial Face Amount before the end of the fifteenth Policy Year (12th Policy Year for New York Policies).

These surrender charges are designed partially to compensate PMLIC for the cost of administering, issuing and selling the Policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records and Policy issue.  PMLIC does not expect the surrender charges to cover all of these costs.  To the extent that they do not, PMLIC will cover the short-fall from its general account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.

Deferred Administrative Charge.  The Deferred Administrative Charge is as follows:

                                             Charge per $1,000
Policy Year                                                                   of Initial Face Amount
1-11 ……………………….                                                       $1.50
12 …………………………                                                         1.20
13 …………………………                                                         0.90
14 …………………………                                                         0.60
15 …………………………                                                         0.30
16 and after ……………….                                                            0

                                                                                    For New York Policies

                                                                                     Charge per $1,000
Policy Year                                                                of Initial Face Amount
1-8 ………………………..                                                       $1.50
9 ………………………….                                                         1.20
10 …………………………                                                         0.90
11 …………………………                                                         0.60
12 …………………………                                                         0.30
13 and after ……………….                                                            0

The actual Deferred Administrative Charge is the charge described above less the amount of any Deferred Administrative Charge previously paid at the time of a decrease in Face Amount.

Deferred Sales Charge.  The Deferred Sales Charge will not exceed the Maximum Deferred Sales Charges specified in the Policy.  During Policy Years 1 through 11 (Policy Years 1 through 8 for New York), this maximum equals:  for Joint Equal Ages 25 through 71, 50% of the Target Premium for the Face Amount; for Joint Equal Ages 72 through 75, 40% of the Target Premium; and for Joint Equal 76 through 80, 30% of the Target Premium.  The Maximum Deferred Sales Charge decreases by 20% of the original amount each year in Policy Years 12 through 15 (Policy Years 9 through 12 for New York).

                                                                                                                                                                 For New York Policies
                                                                 Policy Year                                                                                                                                                                 Policy Year
Joint
Equal Ages	1-11	12	13	14	15	16 and after	1-8	9	10	11	12	13 and after
25 – 71	50%	40%	30%	20%	10%	0	50%	40%	30%	20%	10%	0
72 – 75	40	32	24	16	8	0	40	32	24	16	8	0
76 – 80	30	24	18	12	6	0	30	24	18	12	6	0

The Deferred Sales Charge actually imposed will equal the lesser of this maximum and an amount equal to 25% of the premiums actually received during the first Policy Year up to one Target Premium plus 4% of all other premiums paid to the date of surrender or lapse, less any Deferred Sales Charge previously paid at the time of a decrease in Face Amount.

Surrender Charge Upon Decrease in Face Amount.  A surrender charge may be deducted on a decrease in Face Amount.  In the event of a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender of the Policy.  The fraction will be determined by dividing the amount of the decrease by the current Face Amount and multiplying the result by the Surrender Charge.

Allocation of Surrender Charges.  The Surrender Charge will be deducted from the Policy Account Value.  For surrender charges resulting from Face Amount decreases, that part of any such surrender charge will reduce the Policy Account Value and will be allocated among the accounts based on the proportion that the value in each of the Subaccounts and the Guaranteed Account bear to the total unloaned Policy Account Value.

Monthly Deductions

Charges will be deducted from the Policy Account Value on the Policy Date and on each Policy Processing Day to compensate PMLIC for administrative expenses and for the insurance coverage provided by the Policy.  The Monthly Deduction consists of four components – (a) the cost of insurance, (b) insurance underwriting and expenses in connection with issuing the Policy (Initial Administrative Charge), (c) administrative expenses, and (d) the cost of any additional benefits provided by rider.  Because portions of the Monthly Deduction, such as the cost of insurance, can vary from month to month, the Monthly Deduction may vary in amount from month to month.  The Monthly Deduction is deducted from the Subaccounts and the Guaranteed Account in accordance with the allocation percentages for Monthly Deductions chosen by the Owner at the time of application, or as later changed by PMLIC pursuant to the Owner’s written request.  If PMLIC cannot make a monthly deduction on the basis of the allocation schedule then in effect, PMLIC makes the deduction based on the proportion that the Owner’s Guaranteed Account Value and the value in the Owner’s Subaccounts bear to the total unloaned Policy Account Value.

Cost of Insurance.  Because the cost of insurance depends upon several variables, the cost for each Policy Month can vary.  PMLIC will determine the monthly Cost of Insurance Charge by multiplying the applicable cost of insurance rate or rates by the Net Amount at Risk for each Policy Month.

The Net Amount at Risk on any Policy Processing Day is the amount by which the Death Benefit exceeds the Policy Account Value.  In calculating the Cost of Insurance Charge, the rate is applied to the Net Amount at Risk.  Any change in the Net Amount at Risk will affect the total Cost of Insurance Charges paid by the Owner.

Cost of Insurance Rate.  The cost of insurance rate is based on the Attained Age, Sex, Premium Class of each Insured and Duration.  The actual monthly cost on insurance rates will be based on PMLIC’s expectations as to future mortality and expense experience.  They will not, however, be greater than the guaranteed maximum cost of insurance rates set forth in the Policy.  These guaranteed maximum rates are based on each Insured’s Attained Age, Sex, Premium Class, and the 1980 Commissioners Standard Ordinary Smoker and Nonsmoker Mortality Table.  For Policies issued in states which require “unisex” policies, (currently Montana) or in conjunction with employee benefit plans, the maximum Cost of Insurance Charge depends only on the Insured’s Age, Premium Class and the 1980 Commissioners Standard Ordinary Mortality Table NB and SB.  Any change in the cost of insurance rates will apply to all pairs of Insureds of the same Attained Age, Sex, and Premium Class and Duration.

Premium Class.  The Premium Class of the Insureds will affect the cost of insurance rates.  PMLIC currently places Insureds into standard classes and classes with extra ratings, which reflect higher mortality risks.  In an otherwise identical Policy, Insureds in the standard class will have a lower cost of insurance than Insureds in a class with extra ratings.  The standard Premium Class is divided into three categories:  smoker, nonsmoker and preferred.  Nonsmoking Insureds will generally incur lower cost of insurance rates than Insureds who are classified as smokers in the same Premium Class.  Preferred Insureds will generally incur lower cost of insurance rates than Insureds who are classified as nonsmokers.

Initial Administrative Charge.  An Initial Administrative Charge of $17.50 plus $0.11 per $1,000 of Initial Face Amount is deducted from Policy Account Value on the Policy Date and on each of the next eleven Policy Processing Days.

Monthly Administrative Charges.  A Monthly Administrative Charge (presently $7.50 plus $0.01 per $1,000 of Face Amount) is deducted from the Policy Account Value on the Policy Date and each Policy Processing Day as part of the Monthly Deduction.  This charge may be increased, but in no event will it be greater than $12 plus $0.03 per $1,000 of Face Amount per month.  This charge is intended to reimburse PMLIC for ordinary administrative expenses expected to be incurred, including record keeping, processing claims and certain Policy changes, preparing and mailing reports, and overhead costs.

Additional Benefit Charges.  The Monthly Deduction will include charges for any additional benefits added to the Policy.  The monthly charges will be specified in the applicable rider.

Partial Withdrawal Charge

A charge of $25 will be deducted from the Policy Account Value for each partial withdrawal of Net Cash Surrender Value.  This charge is intended to compensate PMLIC for the administrative costs in effecting the requested payment and in making all calculations which may be required by reason of the partial withdrawal.

Transfer Charge

After twelve transfers have been made in any Policy Year, a transfer charge of $25 will be deducted for each transfer during the remainder of such Policy Year to compensate PMLIC for the costs of processing such transfers.

The transfer charge will be deducted from the amount being transferred.  The transfer charge will not apply to transfers resulting from Policy loans, Automatic Asset Rebalancing, Dollar-Cost Averaging, the exercise of special transfer rights and the initial reallocation of account values from the Money Market Subaccount to other Subaccounts.  These transfers will not count against the twelve free transfers in any Policy Year.

Mortality and Expense Risk Charge

A daily charge will be deducted from the value of the net assets of the Subaccounts to compensate PMLIC for mortality and expense risks assumed in connection with the Policy.  This charge will be deducted at an annual rate of 0.60% (or a daily rate of .001644%) of the average daily net assets of each Subaccount.  This charge may be increased, but in no event will it be greater than an annual rate of 0.90% of the average daily net assets of each Subaccount.  The mortality risk assumed by PMLIC is that Insureds may live for a shorter time than protected and, therefore, greater death benefits than expected will be paid in relation to the amount of premiums received.  The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policy.

If the mortality and expense risk charge proves insufficient, PMLIC will provide for all death benefits and expenses and any loss will be borne by PMLIC.  Conversely, PMLIC will realize a gain from this charge to the extent all money collected from this charge is not needed to provide for benefits and expenses under the Policies.

Asset Charge Against Zero Coupon Bond Subaccount

PMLIC makes an additional daily asset charge against the assets of the Zero Coupon Bond Subaccount.  This charge is to reimburse PMLIC for transaction charges paid directly by PMLIC to Merrill Lynch, Pierce, Fenner & Smith on the sale of Zero Coupon Trust units to the Zero Coupon Bond Subaccount.  PMLIC pays these amounts from General Account assets.  The amount of the asset charge currently is equivalent to an effective annual rate of 0.25% (.000685% per day) of the average daily net assets of the Zero Coupon Bond Subaccount.  This amount may be increased in the future, but in no event will it exceed an effective annual rate of 0.50% (.001370% per day).

Other Charges

The Separate Account purchases shares of the Funds at net asset value.  The net asset value of those shares reflect management fees and expenses already deducted from the assets of the Funds’ Portfolios.  The fees and expenses for the Funds and their Portfolios are described briefly, in connection with a general description of each Fund.  More detailed information is contained in the Funds and Zero Trust Prospectuses which are attached to or accompany this Prospectus.

THE GUARANTEED ACCOUNT

An Owner may allocate some or all of the Net Premiums and transfer some or all of the Policy Account Value to the Guaranteed Account, which is part of PMLIC’s General Account and pays interest at declared rates guaranteed for each calendar year (subject to a minimum guaranteed interest rate of 4%).  The principal, after deductions, is also guaranteed.  PMLIC’s General Account supports its insurance and annuity obligations.  The Guaranteed Account has not, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither the Guaranteed Account nor PMLIC’s General Account has been registered as an investment company under the Investment Company Act of 1940.  Therefore, neither PMLIC’s General Account, the Guaranteed Account, nor any interest therein are generally subject to regulation under the 1933 Act or the 1940 Act.  The disclosures relating to these accounts which are included in this Prospectus are for prospective Owners’ information and have not been reviewed by the SEC.  However, such disclosures may be subject to certain general applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

The portion of the Policy Account Value allocated to the Guaranteed Account will be credited with rates of interest, as described below.  Since the Guaranteed Account is part of PMLIC’s General Account, PMLIC assumes the risk of investment gain or loss on this amount.  All assets in the General Account are subject to PMLIC’s general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The Guaranteed Account Value is guaranteed to accumulate at a minimum effective annual interest rate of 4%.  PMLIC will credit the Guaranteed Account Value with current rates in excess of the minimum guarantee but is not obligated to do so.  These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates.  Since PMLIC, in its sole discretion, anticipates changing the current interest rate from time to time, different allocations to and from the Guaranteed Account will be credited with different current interest rates.  The interest rate to be credited to each account allocated or transferred to the Guaranteed Account will apply to the end of the calendar year in which such amount is received or transferred.  At the end of the calendar year, PMLIC reserves the right to declare a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate than the current interest rate on new allocations to the Guaranteed Account on that date).  The rate declared on such amount and accrued interest thereon at the end of each calendar year will be guaranteed for the following calendar year.  Any interest credited on the amounts in the Guaranteed Account in excess of the minimum guaranteed rate of 4% per year will be determined in the sole discretion of PMLIC.  The Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.

Amounts deducted from the Guaranteed Account for partial withdrawals, Policy loans, transfers to the Subaccounts, Monthly Deductions or other charges are currently, for the purpose of crediting interest, accounted for on a last in, first out (“LIFO”) method.

PMLIC reserves the right to change the method of credit interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum or shorten the period for which the interest rate applies to less than a calendar year (except for the year in which such amount is received or transferred).

Calculation of Guaranteed Account Value.  The Guaranteed Account Value at any time is equal to amounts allocated and transferred to it plus interest credited to it, minus amounts deducted, transferred or withdrawn from it.

Interest will be credited to the Guaranteed Account on each Policy Processing Day as follows:  for amounts in the account for the entire Policy Month, from the beginning to the end of the month; for amounts allocated to the account during the prior Policy Month, from the date the Net Premium or loan repayment is allocated to the end of the month; for amounts transferred to the account during the Policy Month, from the date of transfer to the end of the month; and for amounts deducted or withdrawn from the account during the prior Policy Month, from the beginning of the month to the date of deduction or withdrawal.

Surrenders and partial withdrawals from the Guaranteed Account may be delayed for up to six months.  (See “Payment of Policy Benefits.”)

Transfers from Guaranteed Account

Within 30 days prior to or following any Policy Anniversary, one transfer is allowed from the Guaranteed Account to any or all of the Subaccounts.  The amount transferred from the Guaranteed Account may not exceed 25% of the value of such account.  If the written request for such transfer is received prior to the Policy Anniversary, the transfer will be made as of the

Policy Anniversary; if the written request is received after the Policy Anniversary, the transfer will be made as of the date PMLIC receives the written request at its Service Center.

OTHER POLICY PROVISIONS

Benefit Payable on Final Policy Date

If one of the Insureds is living on the Final Policy Date (at the younger Insured’s Attained Age 100), PMLIC will pay the Owner the Policy Account Value less any outstanding Policy loan and accrued interest and any unpaid Monthly Deductions.  Insurance coverage under the Policy will then end.  Payment will generally be made within seven days of the Final Policy Date.

Payment of Policy Benefits

Insurance Proceeds under a Policy will ordinarily be paid to the Beneficiary within seven days after PMLIC receives proof of both Insureds’ deaths at its Service Center and all other requirements are satisfied.  Insurance proceeds will be paid in a single sum unless an alternative settlement option has been selected.

If Insurance Proceeds are payable in a single sum, interest at the annual rate of 3% or any higher rate declared by PMLIC ore required by law is paid on the Insurance Proceeds from the date of death until payment is made.

Any amounts payable as a result of the free-look right, surrender, partial withdrawal, or Policy loan will ordinarily be paid within seven days of receipt of written request at PMLIC’s Service Center in a form satisfactory to PMLIC.

Generally, the amount of a payment from the Subaccounts will be determined as of the date of receipt by PMLIC of all required documents.  However, PMLIC may defer the determination or payment of such amounts if the date for determining such amounts falls within any period during which:  (1) the disposal or valuation of a Subaccount’s assets is not reasonably predictable because the New York Stock Exchange is closed or conditions are such that, under the SEC’s rates and regulations, trading is restricted or an emergency is deemed to exist; or (2) the SEC by order permits postponement of such actions for the protection of PMLIC policyholders.  As to amounts allocated to the Guaranteed Account, PMLIC may defer payment of any withdrawal or surrender of Net Cash Surrender Value and the making of a loan for up to six months after PMLIC receives a written request at its Service Center.  PMLIC will allow interest, at a rate of 3% a year, on any payment PMLIC defers for 30 days or more as described above.

The Owner may decide the form in which proceeds will be paid.  Before the death of the last surviving Insured, the Owner may arrange for the Insurance Proceeds to be paid in a lump sum or under a Settlement Option.  These choices are also available upon surrender of the Policy for its Net Cash Surrender Value and for payment of the Policy Account Value on the Final Policy Date.  If no election is made, payment will be made in a lump sum.  The Beneficiary may also arrange for payment of the Insurance Proceeds in a lump sum or under a Settlement Option.  If the Beneficiary is changed, any prior arrangements with respect to the Payment Option will be canceled.

The Policy

The Policy and the application(s) attached thereto are the entire contract.  Only statements made in the applications can be used to void the Policy or deny a claim.  PMLIC assumes that all statements in an application are made to the best of the knowledge and belief of the person(s) who made them, and, in the absence of fraud, those statements are considered representations and not warranties.  PMLIC relies on those statements when it issues or changes a Policy.  Only the President or a Vice President of PMLIC can agree to change or waive any provisions of the Policy and only in writing.  As a result of differences in applicable state laws, certain provisions of the Policy may vary from state to state.

Ownership

The Owner is the Insureds, jointly unless a different Owner is named in the application or thereafter changed.  After the death of the first Insured, the surviving Insured will be the Owner unless otherwise provided.  While both or one of the Insureds is living, the Owner is entitled to exercise any of the rights stated in the Policy or otherwise granted by PMLIC.  If the Insureds and Owner are not the same, and the Owner dies while an Insured is living, these rights will vest in the estate of the Owner, unless otherwise provided.

Beneficiary

The Beneficiary is designated in the application for the Policy, unless thereafter changed by the Owner before the death of the last surviving Insured by written notice to PMLIC.  Any Insurance Proceeds for which there is not a designated Beneficiary surviving at the death of the last surviving Insured are payable in a single sum to the executors or administrators of the last surviving Insured.

Change of Owner or Beneficiary

As long as the Policy is in force, the Owner or Beneficiary may be changed by written request in a form acceptable to PMLIC.  The change will take effect as of the date it is signed, whether or not one of the Insured is living when the request is received by PMLIC.  PMLIC will not be responsible for any payment made or action taken before it receives the written request.  A change in the Policy’s ownership may have federal income tax consequences.  (See “Tax Treatment of Policy Benefits.”)

Split Dollar Arrangements

The Owner or Owners may enter into a Split Dollar Arrangement between each other or another person or persons whereby the payment of premiums and the right to receive the benefits under the Policy (i.e., Net Cash Surrender Value or Policy Proceeds) are split between the parties.  There are different ways of allocating such rights.

For example, an employer and employee might agree that under a Policy on the life of the employee, the employer will pay the premiums and will have the right to receive the Net Cash Surrender Value.  The employee may designate the Beneficiary to receive any Death Proceeds in excess of the Net Cash Surrender Value.  If the employee dies while such an arrangement is in effect, the employer would receive from the Death Proceeds the amount which he would have been entitled to receive upon surrender of the policy and the employee’s Beneficiary would receive the balance of the proceeds.

No transfer of Policy rights pursuant to a Split Dollar Arrangement will be binding on PMLIC unless in writing and received by PMLIC.

The parties who elect to enter into a Split Dollar Arrangement should consult their own tax advisers regarding the tax consequences of such an arrangement.

Assignments

The Owner may assign any and all rights under the Policy.  No assignment binds PMLIC unless in writing and received by PMLIC at its Service Center.  PMLIC assumes no responsibility for determining whether an assignment is valid and the extent of the assignee’s interest.  All assignments will be subject to any Policy loan.  The interest of any Beneficiary or other person will be subordinate to any assignment.  A Beneficiary may not commute, encumber, or alienate Policy benefits, and to the extent permitted by applicable law, such benefits are not subject to any legal process for the payment of any claim against the payee.

Misstatement of Age and Sex

If the age or sex of either Insured has been misstated in the application, the Death Benefit and any benefits provided by riders will be such as the most recent Monthly Deductions would have provided at the correct age and sex.  No adjustment will be made to the Policy Account Value.

Suicide

PMLIC’s liability is limited to payment of a sum equal to the premiums paid less any Policy loan and accrues interest on such loan and any partial withdrawals if:

(a)	both Insured commit suicide within two years of the Policy Issue Date (except where state law requires a shorter period) and within 90 days of each other; or

(b)	the last surviving Insured dies by suicide within such two year period and within 90 days of the death of the first of the Insureds to die; or

(c)	the last surviving Insured lives for more than 90 days beyond the date that the first Insured’s death occurred by suicide and does not exchange the Policy as described below.

During the 90 day period following the date that the first Insured dies by suicide, the surviving Insured may exchange the survivorship policy, without evident of insurability, for a fixed-benefit policy issued by PMLIC on the life of such surviving Insured.  The Policy Issue Date for the new policy will be the 91st day after the date of the first Insured’s death.  In the event one of the Insureds commits suicide within two years of the Policy Issue Date and the surviving Insured does not exercise this exchange right, coverage under the Policy will end on the 91st day following such death.

If one of the Insureds commits suicide within two years of the Policy Issue Date (or shorter period required by state law) and the surviving Insured dies, other than by suicide, within 90 days of the date of the first death, PMLIC will pay the Insurance Proceeds to the Beneficiary.

Contestability

PMLIC has the right to contest the validity of a Policy based on material misstatements made in the application for the Policy or a change.  However, PMLIC will not contest the Policy (or any change) after it (or the change) has been in force during each Insured’s lifetime for two years from the Issue Date.

Dividends

The Policy is participating; however, no dividends are expected to be paid on the Policy.  If dividends are ever declared, they will be paid under one of the following options:

(a)	Paid in cash; or

(b)	Applied as a Net Premium.

The Owner must choose an option at the time the application for the Policy is signed.  If no option is chosen, any dividend will be applied as a Net Premium payment.  The Owner may change the option by giving written notice to PMLIC.

Settlement Options

In lieu of a single sum payment on death or surrender, an election may be made to apply the proceeds under any one of the fixed-benefit Settlement Options provided in the Policy.  A guaranteed interest rate of 3% per year applies to all Options.  Additional interest may be declared each year by PMLIC in its sole discretion.  The options are briefly described below.  Please refer to the Policy for more details.

Proceeds at Interest Option.  Left on deposit to accumulate with PMLIC with interest payable at a rate of at least 3% per year.

Installments of a Specified Amount Option.  Payable in equal installments until proceeds applied under the Option and interest on the unpaid balance at 3% per year and any additional interest are exhausted.

Installments for a Specified Period Option.  Payable in the number of equal monthly installments set forth in the election.  Payments may be increased by additional interest which would increase the installments certain.  The guaranteed interest rate is 3% per year.

Life Income Option.  Payable in equal monthly installments during the payee’s life.  Payments will be made either with or without a guaranteed minimum number.  If there is to be a minimum number of payments, they will be for either 120 or 240 months or until the proceeds applied under the Option are exhausted, as elected.

Joint and Survivor Life Income.  Payable in equal monthly installments during the joint lives of the payee and one other person and during the life of the survivor.  The minimum number of payments will be for either 120 or 240 months, as elected.

SUPPLEMENTARY BENEFITS

The following riders offer supplementary benefits.  Most are subject to various age and underwriting requirements and, unless otherwise indicated, must be purchased when the Policy is issued.  The cost of each rider is included in the monthly deduction.

Disability Waiver Benefit.  The policy may include a Disability Waiver Benefit rider for either or both Insureds.  This rider provides that in the event of such Insured’s total disability before Attained Age 60 and continuing for at least six months, PMLIC will apply a premium payment to the Policy on each Policy Processing Day during the first two Policy Years (the amount of the payment will be based on the Minimum Annual Premium).  PMLIC will also waive all monthly deductions after the commencement of and during the continuance of such total disability after the first two Policy Years.

Policy Split Option.  Under certain circumstances, the Policy can be split on a 50/50 basis into two fixed-benefit life insurance policies, one on the life of each Insured, with evidence of insurability.  A policy split can be made if a final divorce decree is issued with respect to the marriage of the two Insureds or if the Federal Estate Tax law is changed resulting in removal of the unlimited marital deduction or a reduction of at least 50% in the estate taxes payable on death.  The Face Amount and Policy Account Value less Policy loans and accrued interest will be divided evenly between the two new policies.  For a discussion of the tax consequences of a policy split, see “Taxation of Policy Split.”

Change of Insured.  A Change of Insured rider permits the Owner to change one of the Insureds under a Policy to a New Insured, subject to certain conditions and evidence of insurability.  The Monthly Deduction for the cost of insurance is adjusted to that for the New Insured and the Remaining Insured as of the effective date of the change.

Four Year Survivorship Term Life Insurance.  The Policy may include a Four Year Survivorship Term rider which provides additional term insurance during the first four Policy Years upon due proof of the death of both Insureds.  The amount of this term insurance is 1.25 multiplied by the Face Amount of the Policy.

Other Insured Convertible Term Life Insurance.  An Other Insured Convertible Term Life Insurance rider provides additional term insurance on one of the Insureds.  Two riders may be included to cover each Insured.  The amount of term insurance on either or both Insureds is shown in the Policy Schedule.

Guaranteed Minimum Death Benefit.  A Guaranteed Minimum Death Benefit rider provides a guarantee that the Policy will not lapse if the sum of premiums paid less any partial withdrawals less any policy loans equals or exceeds the Minimum Guarantee Premium.  This rider expires at the later of the policy anniversary nearest age 70 of the older Insured or the end of the tenth Policy year.  This rider is not available if Death Benefit Option B is elected at issue and will terminate if the Policy is changed to Death Benefit Option B.  If this rider is added, the Monthly Deduction will be increased to include the cost of this rider.

If the Guaranteed Minimum Death Benefit is lost due to insufficient premium payments, it may be possible to regain the guarantee in future years.  Federal tax law may preclude payment of sufficient premiums to maintain the guarantee following a decrease in Face Amount, a partial withdrawal that reduces the Face Amount, reduction or deletion of a rider benefit or an improvement in the Policy’s Premium Class.

Final Policy Date Extension.  A Final Policy Date Extension rider extends the Final Policy Date of a Policy 20 years from the original Final Policy Date.  It may only be added on or after the anniversary nearest the younger insured’s 90th birthday.  There is no charge for adding this rider.  The death benefit after the original Final Policy Date will be the Policy Account Value.  All other riders attached and in effect on the original Final Policy Date will terminate on the original Final Policy Date.

The tax consequences of (1) adding a Final Policy Date Extension rider to the Policy, and (2) the Policy continuing in force after the younger Insured’s 100th birthday are uncertain.  Prospective Owners and Owners considering the addition of a Final Policy Date Extension to a Policy should consult their own legal or other advisers as to such consequences.

FEDERAL INCOME TAX CONSIDERATIONS

Introduction

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all tax situations.  This discussion is not intended as tax advice.  Counsel or other competent tax advisers should be consulted for more complete information.  This discussion is based upon PMLIC’s understanding of the present federal income tax laws.  No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

A Policy must satisfy certain requirements set forth in the Internal Revenue Code in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts.  The manner in which these requirements are to be applied to certain features of the Policy is not directly addressed by the Internal Revenue Code, and there is limited guidance.  PMLIC believes that a Policy should satisfy the applicable requirements.  In the absence of pertinent interpretations, however, there is some uncertainty about the application of these requirements to the Policy, particularly if the Owner pays the full amount of premiums permitted under the Policy.  If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets.  Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets.  There is little guidance in this area, and some features of the Policies, such as the flexibility of an Owner to allocate premium payments and the Policy Account Value and the narrow investment objective of certain Portfolios, have not been explicitly addressed in published rulings.  While PMLIC believes that the Policies do not give Owners investment control over Separate Account assets, PMLIC reserves the right to modify the Policies as necessary to prevent an Owner from being treated as the owner of the Separate Account assets supporting the Policy.

In addition, the Code requires that the investments of the Separate Account be “adequately diversified” in order for the Policies to be treated as life insurance contracts for federal income tax purposes.  It is intended that the Separate Account, through the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Benefits

In General.  PMLIC believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary.

Federal, state and local transfer, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary.  A tax adviser should be consulted on these consequences.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy Account Value until there is a distribution.  When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a “Modified Endowment Contract.”

Modified Endowment Contracts.  Under the Internal Revenue Code, certain life insurance contracts are classified as “Modified Endowment Contracts,” with less favorable tax treatment than other life insurance contracts.  Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a Modified Endowment Contract.  The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during any Policy year or any year following a material change to the Policy.  Certain changes in a Policy after it is issued could also cause it to be classified as a Modified Endowment Contract.  A reduction in the Death Benefit at any time below the lowest level of Death Benefit payable during the first seven Policy years could cause the Policy to become a Modified Endowment Contract.  A current or prospective Owner should consult with a competent adviser to determine whether a Policy transaction will cause the Policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment Contracts.  Policies classified as Modified Endowment Contracts are subject to the following tax rules:

•
All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, are treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Owner’s investment in the Policy only after all gain has been distributed.

•	Loans taken from or secured by a Policy classified as a Modified Endowment Contract are treated as distributions and taxed in same manner as surrenders or withdrawals.

•	A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Owner has attained age 59 ½ or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner’s beneficiary or designated beneficiary.

If a Policy becomes a Modified Endowment Contract, distributions that occur during the contract year will be taxed as distributions from a Modified Endowment Contract.  In addition, distributions from a Policy within two years before it becomes a Modified Endowment Contract will be taxed in this manner.  This means that a distribution made from a Policy that is not a Modified Endowment Contract could later become taxable as a distribution from a Modified Endowment Contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts.  Distributions other than death benefits from a Policy that is not classified as a Modified Endowment Contract are generally treated first as a recovery of the Owner’s investment in the Policy and only after the recovery of all investment in the Policy as taxable income.  However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a Modified Endowment Contract are generally not treated as distributions.

Finally, neither distributions from nor loans from or secured by a Policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy.  The Owner’s investment in the Policy is generally the aggregate premium payments.  When a distribution is taken from the Policy, the Owner’s investment in the Policy is reduced by the amount of the distribution that is tax-free.

Policy Loans.  In general, interest on a Policy loan will not be deductible.  If a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly.  Before taking out a Policy loan, an Owner should consult a tax adviser as to the tax consequences.

Multiple Policies.  All Modified Endowment Contracts that are issued by PMLIC (or its affiliates) to the same Owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the Owner’s income when a taxable distribution occurs.

Taxation of Policy Split.  The Policy Split Option Rider permits a Policy to be split into two other fixed-benefit policies upon the occurrence of a divorce of the joint insureds or certain changes in federal estate tax law.  A policy split could have adverse tax consequences; for example, it is not clear whether a policy split will be treated as a nontaxable exchange under Section 1031 through 1043 of the Code.  If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split.  In addition, it is not clear whether, in all circumstances, the individual contracts that result from a policy split would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as modified endowment contracts.  Before you exercise rights provided by the policy split option, it is important that you consult with a competent tax adviser regarding the possible consequences of a policy split.

Business Uses of the Policy

Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others.  The tax consequences of such plans may vary depending on the particular facts and circumstances.  If an Owner is purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, he or she should consult a qualified tax adviser.  In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses.  Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Other Tax Considerations

The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes.  For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the tax law.  The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise.  Consult a tax adviser with respect to legislative developments and their effect on the Policy.

PMLIC’s Taxes

Under current Federal income tax law, PMLIC is not taxed on the Separate Account’s operations.  Thus, currently PMLIC does not deduct charges from the Separate Account for its Federal income taxes.  PMLIC reserves the right to charge the Separate Account for any future Federal income taxes that it may incur.

Under current laws in several states, PMLIC may incur state and local taxes (in addition to premium taxes).  These taxes are not now significant and we are not currently charging for them.  If they increase, PMLIC may deduct charges for such taxes.

POLICIES ISSUED IN CONJUNCTION WITH EMPLOYEE BENEFIT PLANS

Policies may be acquired in conjunction with employee benefit plans (“EBS Policies”), including the funding of qualified pension plans meeting the requirements of Section 401 of the

Code.  For EBS Policies, the maximum mortality rates used to determine the monthly Cost of Insurance Charge are based on the Commissioners’ 1980 Standard Ordinary Mortality Tables NB and SB.  Under these Tables, mortality rates are the same for male and female Insureds of a particular Attained Age and Premium Class.  (See “Monthly Deductions.”)  Illustrations reflecting the premiums and charges for ESB Policies will be provided upon request to purchasers of such Policies.  There is no provision for misstatement of sex in the EBS Policies.  Also, the rates used to determine the amount payable under a particular Settlement Option will be the same for male and female Insureds.  (See “Settlement Options.”)

LEGAL DEVELOPMENTS REGARDING UNISEX ACTUARIAL TABLES

In 1983, the United States Supreme Court held in Arizona Governing Committee vs. Norris that optional annuity benefits provided under an employee’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex.  In that case, the Court applied its decision only to benefits derived from contributions made on or after August 1, 1983.  Subsequent decisions of lower federal courts indicate that in other factual circumstances the Title VII prohibition of sex-distinct benefits may apply at an earlier date.  In addition, legislative, regulatory, or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances.  The Policies offered in this Prospectus (other than Policies issued in states which require “unisex” policies (currently Montana) and EBS Policies are based upon actuarial tables which distinguish between men and women and, thus, the Policy provides different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of these authorities on any employment-related insurance or benefits program before purchasing the Policy and in determining whether an EBS Policy is appropriate.

VOTING RIGHTS

All of the assets held in the Subaccounts of the Separate Account will be invested in shares of corresponding portfolios of the Funds.  (The organizational documents of the Trust do not contemplate meetings of holders of Trust units nor any action taken by vote of such holders.)  The Funds do not hold routine annual shareholders’ meetings.  Shareholders’ meetings will be called whenever each Fund believes that it is necessary to vote to elect the Board of Directors of the Fund and to vote upon certain other matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund.  PMLIC is the legal owner of Fund shares and as such has the right to vote upon any matter that may be voted upon at a shareholders’ meeting.  However, in accordance with its view of present applicable law, PMLIC will vote the shares of the Funds at meetings of the shareholders of the appropriate Fund or Portfolio in accordance with instructions received from Owners.  Fund shares held in each Subaccount for which no timely instructions from policyowners are received will be voted by PMLIC in the same proportion as those shares in that Subaccount for which instructions are received.

Each Owner having a voting interest will be sent proxy material and a form for giving voting instructions.  Owners may vote, by proxy or in person, only as to the Portfolios that correspond to the Subaccounts in which their Policy values are located.  The number of shares held in each Subaccount attributable to a Policy for which the Owner may provide voting instructions will be determined by dividing the Policy’s value in that account by the net asset value of one share of the corresponding Portfolio as of the record date for the shareholder meeting.  Fractional shares will be counted.  For each share of a Portfolio for which Owners have no interest, PMLIC will cast votes, for or against any matter, in the same proportion as Owners vote.

If required by state insurance officials, PMLIC may disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the investment objectives or policies of one or more of the Portfolios, or to approve or disapprove an investment policy or investment adviser of one or more of the Portfolios.  In addition, PMLIC may disregard voting instructions in favor of changes initiated by an Owner or the Fund’s Board of Directors provided that PMLIC’s disapproval of the change is reasonable and is based on a good faith determination that the change would be contrary to state law or otherwise inappropriate, considering the portfolio’s objectives and purposes, and the effect the change would have on PMLIC.  If PMLIC does disregard voting instructions, it will advise Owners of that action and its reasons for such action in the next semi-annual report to Owners.

STANDARD & POOR’S

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by PMLIC and the Market Street Fund, Inc. (“Market Street”).  Neither the Policy nor the Equity 500 Index Portfolio is sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”).

S&P makes no representation or warranty, express or implied, to the owners of the Policy and the Equity 500 Index Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Policy and the Equity 500 Index Portfolio particularly or the ability of the S&P 500 Index to track general stock market performance.  S&P’s only relationship to PMLIC and Market Street is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to PMLIC, Market Street, or the owners of the Policy or the Equity 500 Index Portfolio into consideration in determining, composing or calculating the S&P 500 Index.  S&P is not responsible for and has not participated in the determination of the prices and amount of the Policy or the Equity 500 Index Portfolio or the timing of the issuance or sale of the Policy or the Equity 500 Index Portfolio or in the determination or calculation of the equation by which the Policy or the Equity 500 Index Portfolio are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the Policy or the Equity 500 Index Portfolio.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein.  S&P makes no warranty, express or implied, as to results to be obtained by PMLIC, Market Street, owners of the Policy and the Equity 500 Index Portfolio or any other person or entity from the use of the S&P 500 Index or any data included therein.  S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein, without limiting any of the foregoing.  In no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

CHANGES TO THE SEPARATE ACCOUNT OR FUNDS

Changes to Separate Account Operations

The voting rights described in this Prospectus are created under applicable Federal securities laws and regulations.  If these laws or regulations change to eliminate the necessity to solicit voting instructions from Owners or restrict such voting rights, PMLIC reserves the right to proceed in accordance with any such changed laws or regulations.

PMLIC also reserves the right, subject to compliance with applicable law, including approval of Owners, if so required:  (1) to transfer assets supporting the Policies from one Subaccount to another Subaccount or from the Separate Account to another separate account, (2) to create additional separate accounts or subaccounts, or combine or remove Subaccounts from the Separate Account (3) to operate the Separate Account, or one or more of the Subaccounts as a management investment company under the 1940 Act, or in any other form permitted by law; (4) to deregister the unit investment company under the 1940 Act; and (5) to modify the provisions of the Policies to comply with applicable laws.

Changes to Available Portfolios

It is possible that PMLIC may determine that one or more of the Portfolios or the Zero Trust may become unsuitable for investment by the corresponding Subaccount because of a change in investment policy, or a change in the tax laws, or because the shares or units are no longer available for investment or for any other reasonable cause.  In that event, PMLIC may seek to substitute the shares of another Portfolio or of a Portfolio of a Fund not currently available under the Policies.  If required by law, the approval of the SEC and possibly one or more state insurance departments would be obtained.

Each of the Funds sells its shares to the Separate Account in accordance with the terms of a participation agreement between it and PMLIC.  The termination provisions of those agreements vary.  Should an agreement between PMLIC and a Fund terminate, the Separate Account will not be able to purchase additional shares of that Fund.  In that event, Owners would no longer be able to allocate Policy Account Value or Net Premium Payments to Subaccounts investing in Portfolios of that Fund.  Additionally, in certain circumstances, it is possible that a Fund may refuse to sell its shares to the Separate Account despite the fact that the participation agreement between the Fund and PMLIC has not been terminated.  In such an event, PMLIC will not be able to honor requests of Owners to allocate their Policy Account Value or Net Premium Payments to Subaccounts investing in shares of Portfolios of that Fund.

Termination of Participation Agreements

The participation agreements pursuant to which the Funds sell their shares to Subaccounts of the Separate Account contain varying provisions regarding termination.  The following summarizes those provisions:

The Alger American Fund.  The Agreement with the Alger American Fund provides for termination:  1) by either party on 60 days written notice to the other; 2) by Alger if the Policies cease to qualify as annuity contracts or life insurance policies under the Code or the Policies are not registered, issued or sold in accordance with applicable laws; 3) by any party in the event of a material irreconcilable conflict; 4) by PMLIC in the event that formal proceedings are initiated against Alger or the distributor by the SEC or another regulator; 5) by PMLIC in the event the Portfolio or trust fails to meet the diversification requirements; 6) by PMLIC if shares are not reasonably available; 7) by PMLIC if shares of the Portfolio are not registered, issued or sold in accordance with applicable laws or applicable law precludes the use of such shares; 8) by PMLIC if Alger fails to qualify as a regulated investment company under Subchapter M of the Code; or 9) by Alger’s principal underwriter if it determines that PMLIC has suffered a material adverse change in its business, operation, financial condition or prospects.

Variable Insurance Products Fund and Variable Insurance Products Fund II.  The Agreements provide for termination 1) upon six months’ advance notice by either party, 2) at PMLIC’s option if shares of the Fund are not reasonably available to meet requirements of the policies, 3) at PMLIC’s option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code or for a Portfolio of the Fund in the event such Portfolio fails to meet diversification requirements under the Code, 4) at the option of the Fund or its principal underwriter if it determines that PMLIC has suffered material adverse changes in its business or financial condition or is subject to material adverse publicity, 5) at the option of PMLIC if the Fund has suffered material adverse changes in its business or financial condition or is a subject of material adverse publicity, or 6) at the option of the Fund or its principal underwriter if PMLIC decides to make another mutual fund available as a funding vehicle for its policies.

Neuberger Berman Advisers Management Trust.  This Agreement may be terminated by either party on six months’ written notice to the other.

The Strong Opportunity Fund II, Inc. and Strong Variable Insurance Funds, Inc.  The Agreement with the Strong Opportunity Fund II, Inc. and Strong Variable Insurance Funds, Inc. provides for termination as to any Fund:  1) upon six (6) months’ advance notice (after the Agreement has been in force for one year); 2) upon annual renewal of the Agreement with thirty (30) day’s prior written notice; 3) by the investment adviser (the “Adviser”), Fund or distributors in the event:  (a) PMLIC has suffered material adverse publicity; or (b) any of the Policies are not registered, issued or sole in accordance with applicable law or such law precludes the use of Fund shares as the underlying investment media of the Policies; 4) by PMLIC in the event that:  (a) any of the Fund shares are not registered, issued or sold in accordance with applicable law or such law precludes the use of such shares as the underlying investment media of the Policies; (b) the Fund ceases to qualify as a regulated investment company under the Code; or (c) a Fund fails to meet diversification requirements; 5) upon thirty (30) days’ written notice in the evening of a material breach of the Agreement that is not cured during such 30-day period, and (b) (i) upon institution of formal proceedings relating to the legality of the terms and conditions of the Agreement against the Separate Account, PMLIC, any designee, the Funds, Adviser or distributors by the NASD, the SEC or any other regulatory body provided that the terminating party has a reasonable belief that the institution of formal proceedings is not without foundation and will have a material adverse impact on the terminating party; (ii) by the non-assigning party upon the assignment of the Agreement in contravention of the terms hereof, or (iii) as is required by law, order or instruction by a court of competent jurisdiction or a regulatory body or self-regulatory organization with jurisdiction over the terminating party.

Van Eck Worldwide Insurance Trust.  The agreement with Van Eck Trust provides for termination 1) by PMLIC, Van Eck Trust or Van Eck Trust’s Distributor upon six months prior written notice or in the event that formal proceedings are initiated against the other party by the SEC or another regulator, 2) by PMLIC or Van Eck Trust in the event that shares of Van Eck Trust subject to the agreement are not registered, offered or sold in conformity with applicable law or such law precludes the use of Trust shares, 3) by PMLIC upon reasonable notice if shares of one of the then available Portfolios of Van Eck Trust are not longer available or upon sixty days notice if PMLIC should substitute shares of another fund or Fund for those of Van Eck Trust, 4) by PMLIC if a Portfolio fails to meet the diversification and other requirements of the Internal Revenue Code, or PMLIC reasonably believes it may fail to do so, 5) upon assignment of the agreement unless both parties agree to the assignment in writing.

PMLIC’S EXECUTIVE OFFICERS AND DIRECTORS

PMLIC is governed by a board of directors.  The following tables set forth the name, address, and principal occupation during the past 5 years of each of PMLIC’s executive officers and directors.  Unless otherwise noted, each person’s address is Provident Mutual Life Insurance Company, 1000 Chesterbrook Boulevard, Berwyn, Pennsylvania 19312.

Officers and Directors of PMLIC

Name and Position	Principal Occupation During the Past Five Years
Robert W. Kloss Director, Chairman, President and Chief Executive Officer	1996 to present — President and Chief Executive Officer of PMLIC; 1994-1996 — President and Chief Operating Officer of PMLIC.
Edward R. Book Director 305 Windmere Drive, #221 State College, PA 16801	1995 to present — Past-President and Consultant of Travel Industry Association of America; 1996-1997 — President of USA National Tourism Organization, Inc.
Dorothy M. Brown Director 16 Meredith Road Wynnewood, PA 19096	1999 to present — Educational Consultant of The Kaludis Consulting Group; 1998-1999 — Interim President of Allegheny University; 1994-1998 — Educational Consultant of the Kaludis Consulting Group.
Robert J. Casale Director Brokerage Ins. Svcs. Group 2 Journal Square Jersey City, NJ 07306	1997 to present — Executive Consultant of Automatic Data Processing, Inc.; 1988-1997 — Group President/Brokerage Information Services Group of Automatic Data Processing Inc.

Name and Position	Principal Occupation During the Past Five Years
Nicholas DeBenedictis Director 231 Golf View Road Ardmore, PA 19003	1993 to present — Chairman of Philadelphia Suburban Corporation
Philip C. Herr,, II Director Herr, Potts & Herr Strafford Office Building, Building #4 175 Strafford Avenue, Suite 314 Wayne, PA 19087	1961 to present —Partner of Herr, Potts & Herr.
J. Richard Jones Director 1800 JFK Boulevard 10th Floor Philadelphia, PA 19103	1998 to present — Executive Managing Director Insignia/ESG Jackson-Cross; 1981-1998 — President and Chief Executive Officer of Jackson-Cross Company.
John P. Neafsey Director 13 Valley Road So. Norwalk, CT 06854	1993 to present President of JN Associates.
Charles L. Orr Director Shaklee Corporation 4747 Willow Road Pleasonton, CA 94588	1993 to present — President and Chief Executive Officer of Shaklee Corporation.
Harold A. Sorgenti Director Mellon Center, Suite 1313 1735 Market Street Philadelphia, PA 19103	1997 to present — General partner at Sorgenti, Investment Partners; 1998 to present — Chairman & CEO, SpecChem International Holdings, LLC; 1991-1997 — Partner of The Freedom Group Partnership.
Alan F. Hinkle Executive Vice President and Chief Actuary	1996 to present — Executive Vice President and Chief Actuary of PMLIC; 1974-1996 — Vice President and Individual Actuary.
James G. Potter, Jr. Executive Vice President, General Counsel and Secretary	1997 to present — Executive Vice President, General Counsel & Secretary of PMLIC; 1989-1997 — Chief Legal Officer of Prudential Banks.
Joan C. Tucker* Executive Vice President Corporate Operations
1996 to present — Executive Vice President, Corporate Operations at PMLIC; 1996 — Senior Vice President, Insurance Operations of PMLIC; 1993-1996 — Vice President Individual Insurance Operations at PMLIC.

Name and Position	Principal Occupation During the Past Five Years
Mary Lynn Finelli Executive Vice President and Chief Financial Officer	1996 to present — Executive Vice President and Chief Financial Officer of PMLIC; 1986-1996 — Vice President and Controller of PMLIC.
Mehran Assadi* Executive Vice President and Chief Information Officer	1998 to present — Executive Vice President and Chief Information Officer of PMLIC; 1982-1998 — Vice President, Technology and Business Development at St. Paul Company.
Linda M. Springer Vice President and Controller	1996 to present — Vice President and Controller of PMLIC; 1995-1996 — Assistant Vice President and Actuary of PMLIC; 1992-1995 — Actuary of PMLIC.
Rosanne Gatta Vice President and Treasurer	1994 to present — Vice President and Treasurer of PMLIC; 1985-1994 — Assistant Vice President and Treasurer of PMLIC.
________________
* The address is 300 Continental Drive, Newark, Delaware 19713.

PMLIC holds the Separate Account’s assets physically segregated and apart from the general account.  PMLIC maintains records of all purchases and sale of portfolio shares by each of the Subaccounts.  A fidelity bond in the amount of $10 million per occurrence and $20 million in the aggregate covering PMLIC’s officers and employees has been issued by Reliance Insurance Company.

DISTRIBUTION OF POLICIES

Applications for the Policies are solicited by agents who are licensed by state insurance authorities to sell PMLIC’s variable life insurance policies, and who are also registered representatives of 1717 Capital Management Company (“1717”) or registered representatives of broker/dealers who have Selling Agreements with 1717 or registered representatives of broker/dealers who have Selling Agreements with such broker/dealers.  1717, whose address is Christiana Executive Campus, P.O. Box 15626, Wilmington, Delaware 19850, is a registered broker/dealer under the Securities Exchange Act of 1934 (the”1934 Act”) and a member of the National Association of Securities Dealers, Inc. (the “NASD”).  1717 was organized under the Laws of Pennsylvania on January 22, 1969, and is an indirection wholly-owned subsidiary of PMLIC.  1717 acts as the principal underwriter of the Policies (as well as other variable life policies) pursuant to an Underwriting Agreement to which the Separate Account, 1717 and PMLIC are parties.  1717 retains no compensation as principal underwriter of the Policies.  1717 is also the principal underwriter of variable annuity contracts issued by PMLIC and variable life and annuity contracts issued by PMLIC.

The insurance underwriting and determination of the proposed Insureds’ Premium Class and whether to accept or reject an application for a Policy is done by PMLIC.  PMLIC will refund any premiums paid if a Policy ultimately is not issued or will refund the applicable amount if the Policy is returned under the Free-Look provision.

Agents are compensated for sales of the Policies on a commission and service fee basis and with other forms of compensation.  During the first Policy Year, agent commissions will not be more than 45% of the premiums paid up to a target amount (used only to determine commission payments) and 2% of the premiums paid in excess of that amount.  Agent commissions will not be more than 5 ½% of premiums paid for Policy Year 2; for Policy Years 3 through 10; 6 ½% for Policy Years 11 through 15, 4 ½%/; and for years 16 and later, 2% of the premiums paid.  Agents may also receive annual renewal compensation based on the unloaned Policy Account Value, depending upon the circumstances.  Agents may also receive compensation in the form of non-cash compensation, subject to applicable regulatory requirements.  In some circumstances and to the extent permitted by applicable regulatory requirements, 1717 may reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers.  The agent may be required to return the first year commission less the deferred sales charge imposed if a Policy is not continued through the second Policy Year.

POLICY REPORTS

At least once each Policy Year a statement will be sent to the Owner describing the status of the Policy, including setting forth the Face Amount, the current Death Benefit, any Policy loans and accrued interest, the current Policy Account Value, the Guaranteed Account Value, the Loan Account Value, the value in each Subaccount, premiums paid since the last report, charges deducted since the last report, any partial withdrawal since the last report, and the current Net Cash Surrender Value.  At the present time, PMLIC plans to send these Policy Statements on a quarterly basis.  In addition, a statement will be sent to an Owner showing the status of the Policy following the transfer of amounts from one Subaccount to another (excluding automatic rebalancing of Policy Account Value), the taking a loan, a repayment of a loan, a partial withdrawal and the payment of any premiums (excluding those paid by bank draft or otherwise under the Automatic Payment Plan).  An Owner may request that a similar report be prepared at other times.  PMLIC may charge a reasonable fee for such requested reports and may limit the scope and frequency of such requested reports.

An Owner will be sent a semi-annual report containing the financial statements of each Portfolio in which he or she is invested.

STATE REGULATION

PMLIC is subject to regulation and supervision by the Insurance Department of the Commonwealth of Pennsylvania which periodically examines its affairs.  It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business.  A copy of the Policy form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Policies are sold.  PMLIC is required to submit annual statements of its operations, including financial statements, to the insurance departments of various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

LEGAL PROCEEDINGS

PMLIC and its subsidiaries, like other life insurance companies, are involved in lawsuits, including class action lawsuits.  In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made.

Although the outcome of any litigation cannot be predicted with certainty, PMLIC believes that as of the date of this Prospectus there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account or PMLIC.

EXPERTS

The Financial Statements listed on Page F-1, have been included in this Prospectus, in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Actuarial matters included in the Prospectus have been examined by Scott V. Carney, FSA, MAAA, Vice President and Actuary of PMLIC, as stated in his opinion filed as an exhibit to the Registration Statement.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice relating to certain aspects of federal securities law applicable to the issue and sale of the Policies.  James G. Potter, Jr., Esq., General Counsel of Provident Mutual Life Insurance Company, has provided advice on certain matters relating to the laws of Pennsylvania regarding the Policies and PMLIC’s issuance of the Policies.

DEFINITIONS

Application ……………………….	The application the Owner must complete to purchase a Policy plus all forms required by PMLIC or applicable law.

Attained Age ……………………..	For each Insured, such Insured’s Issue Age plus the number of full Policy Years since the Policy Date.

Beneficiary ……………………….
The person(s) or entity(ies) designated to receive all or some of the Insurance Proceeds when the last surviving Insured dies.  The Beneficiary is designated in the application or if subsequently changed, as shown in the latest change filed with PMLIC.  If no Beneficiary survives and unless otherwise provided, the last surviving Insured’s estate will be the Beneficiary.

Cash Surrender Value ………….	The Policy Account Value minus any applicable Surrender Charge.

Death Benefit ……………………
Under Option A, the greater of the Face Amount or a percentage of the Policy Account Value on the date of death; under Option B, the greater of the Face Amount plus the Policy Account Value on the date of death, or a percentage of the Policy Account Value on the date of death.

Duration …………………………	The number of full years the insurance has been in force – measured from the Policy Date.

Face Amount ……………………	The Initial Face Amount minus any subsequent decreases in Face Amount (including any decreases due to changes from Death Benefit Option B to Option A).

Final Policy Date ……………….
The Policy Anniversary nearest the younger Insured’s Attained Age 100 at which time the Policy Account Value, if any, (less any outstanding Policy loan and accrued interest) will be paid to the Owner if either Insured is living.  The Policy will end on the Final Policy Date.

Grace Period ……………………	The 61-day period allowed for payment of a premium following the date PMLIC mails notice of the amount required to keep the Policy in force.

Initial Face Amount ……………	The Face Amount of the Policy on the Issue Date. The Face Amount may be decreased after issue.

Insurance Proceeds …………….	The net amount to be paid to the Beneficiary when the last surviving Insured dies.

Insureds …………………………	The persons upon whose lives the Policy is issued.

Issue Ages ………………………	The age of each Insured at his or her birthday nearest the Policy Date. The Issue Ages are stated in the Policy.

Joint Equal Age ………………..	An age aligned to the two Insureds which is actuarially determined by PMLIC based solely on the Issue Age of each Insured.

Loan Account …………………..	The account to which the collateral for the amount of any Policy loan is transferred from the Subaccounts and/or the Guaranteed Account.

Minimum Annual Premium …...	The annual amount which is used to determine the Minimum Guarantee Premium. This amount is stated in each Policy.

Minimum Face Amount ……….	The Minimum Face Amount is $200,000 ($225,000 in New York State).

Minimum Guarantee Premium ..	The Minimum Annual Premium multiplied by the number of months since the Policy Date (including the current month) divided by 12.

Minimum Initial Premium …….	Equal to the Minimum Annual Premium multiplied by the following factor for the specified premium mode at issue: Annual – 1.0; Semi-annual – 0.5; Quarterly – 0.25; Monthly – 0.167.

Monthly Deductions …………..
The amount deducted from the Policy Account Value on each Policy Processing Day.  It includes the Monthly Administrative Charge, the Initial Administrative Charge, the Monthly Cost of Insurance Charge, and the monthly cost of any benefits provided by riders.

Net Amount at Risk ……………	The amount by which the Death Benefit exceeds the Policy Account Value.

Net Cash Surrender Value ……	The Cash Surrender Value minus any outstanding Policy loans and accrued interest.

Net Premiums ………………….	The remainder of a premium after the deduction of the Premium Expense Charge.

Owner …………………………..	The person(s) or entity(ies) entitled to exercise the rights granted in the Policy.

Planned Periodic Premium …...
The premium amount which the Owner plans to pay at the frequency selected.  The Owner is entitled to receive a reminder notice and change the amount of the Planned Periodic Premium.  The Owner is not required to pay the Planned Periodic Premium.

Policy Account Value …………	The sum of the Policy’s values in the Separate Account, the Guaranteed Account, and the Loan Account.

Policy Anniversary ……………	The same day and month as the Policy Date in each later year.

Policy Date …………………….
The date set forth in the Policy that is used to determine Policy Years and Policy Processing Days.  The Policy Date is generally the same as the Issue Date but may be another date mutually agreed upon by PMLIC and the proposed Insured.

Policy Issue Date ………………	The date on which the Policy is issued. It is used to measure suicide and contestable periods.

Policy Processing Day …………	The day in each calendar month which is the same day of the month as the Policy Date. The first Policy Processing Day is the Policy Date.

Policy Year …………………….	A year that starts on the Policy Date or on a Policy Anniversary.

Premium Class ………………...	The classification of the Insureds for cost of insurance purposes. The classes are: standard; standard with extra rating, nonsmoker; nonsmoker with extra rating, and preferred.

Premium Expense Charge ……	The amount deducted from a premium payment which consists of the Premium Tax Charge, the Percent of Premium Sales Charge and the Federal Tax Charge.

Separate Account ……………..	The Provident Mutual Variable Life Separate Account.

Service Center ………………...	The Technology and Service Center located at 300 Continental Drive, Newark, Delaware 19713.

Subaccount …………………….	A division of the Separate Account. The assets of each Subaccount are invested exclusively in a corresponding Portfolio that is part of one of the Funds.

Surrender Charge …………….
The amount deducted from the Policy Account Value upon lapse or surrender of the Policy during the first 15 Policy Years.  (For New York Policies, the first 12 Policy Years.)  A pro-rata Surrender Charge will be deducted upon a decrease in the Initial Face Amount during the first 15 Policy Years.  The Maximum Surrender Charge is shown in the Policy.

Target Premium ………………	An amount based on the Initial Face Amount and Joint Equal Age of the Insureds used to compute Surrender Charges.

Valuation Day …………………
Each day that the New York Stock Exchange is open for business and any other day on which there is a sufficient degree of trading with respect to a Subaccount’s portfolio of securities to materially affect the value of that Subaccount.

Valuation Period ……………...	The time between two successive Valuation Days. Each Valuation Period includes a Valuation Day and any non-Valuation Day or consecutive non-Valuation Days immediately preceding it.

FINANCIAL STATEMENTS

The financial statements of PMLIC included herein should be distinguished from the financial statements of the Separate Accounts and should be considered only as bearing upon the ability of PMLIC to meet its obligations under the Policies.

INDEX TO FINANCIAL STATEMENTS

Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account and Provident Mutual Variable Separate Account.

Report of Independent Accounts	F-2
Statements of Assets and Liabilities, December 31, 1999	F-3
Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997
Statements of Changes in Net Assets for the Year Ended December 31, 1999	F-26
Notes to Financial Statements	F-43
Provident Mutual Life Insurance Company and Subsidiaries
Report of Independent Accountants	F-66
Consolidated Statements of Financial Condition, December 31, 1999 and 1998
Consolidated Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997	F-68
Consolidated Statements of Equity for the Years Ended December 31, 1999, 1998 and 1997	F-69
Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998 and 1997	F-70
Notes to Consolidated Financial Statements	F-71

[1999 FINANCIAL STATEMENTS OMITTED]

APPENDIX A

ILLUSTRATION OF DEATH BENEFITS, POLICY ACCOUNT VALUES
AND NET CASH SURRENDER VALUES

The following tables illustrate how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy may change with the investment experience of the Subaccounts. The tables show how the Death Benefits, Policy Account Values and Net Cash Surrender Values of a Policy issued to two Insureds of given ages and sexes would vary over time if the investment return on the assets held in each Portfolio were a uniform, gross, annual rate of 0%, 6% and 12%.

The tables on pages A-3 to A-8 illustrate a Policy issued to a male Insured, Age 55 and a female Insured, Age 55 both in the Preferred Premium Class with a Face Amount of $1,000,000 and a Planned Periodic Premium of $10,000 paid at the beginning of each Policy Year. The Death Benefits, Policy Account Values and Net Cash Surrender Values would be lower if either Insured was in a nonsmoker or smoker class or a class with extra ratings since the cost of insurance charges would increase. Also, the values would be different from those shown if the gross annual investment returns averaged 0%, 6% and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The second column of the tables show the amount to which the premiums would accumulate if an amount equal to those premiums were invested to earn interest, after taxes, at 5% compounded annually. The columns shown under the heading “Guaranteed” assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the maximum level permitted under the Policy (based on the 1980 CSO Smoker/Nonsmoker Table), a Premium Expense Charge of 8.25%, a maximum Monthly Administrative Fee of $42, an Initial Administrative Charge of $127.50 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.90%. The guaranteed Premium Expense Charge assumes a 2% Premium Tax Charge. However, certain states may impose higher premium taxes. For those Policies, the Death Benefit, Policy Account Value, and Net Cash Surrender Value would be lower since the guaranteed Premium Expense Charge would be higher. The columns under the heading “Current” assume that throughout the life of the policy, the monthly charge for cost of insurance is based on the current cost of insurance rate, a Premium Expense Charge of 8.25% in Policy Years 1 through 10 and 3.25% thereafter, current Monthly Administrative Fee of $17.50, an Initial Administrative Charge of $127.50 and a daily charge for mortality and expense risks equivalent to an annual rate of 0.60%.

The amounts shown in all tables reflect an averaging of certain other asset charges described below that may be assessed under the Policy, depending upon how premiums are allocated. The total of the asset charges reflected in the Current and Guaranteed illustrations, including the Mortality and Expense Risk Charge listed above, is 1.41% and 1.72%, respectively. This total charge is based on an assumption that an Owner allocates the Policy values equally among each available Subaccount.

These asset charges reflect an investment advisory fee of 0.65% which represents an average of the fees incurred by the Portfolios during the most recent fiscal year and expenses of 0.16% which is based on an average of the actual expenses incurred by the Portfolios during the most recent fiscal year. For certain Portfolios, certain expenses were reimbursed or fees waived during 1999. It is anticipated that expense reimbursement and fee waiver arrangements will continue past the current year. Absent the expense reimbursement, the 1999 Total Annual Expenses would have been 1.21% for the Market Street Fund All Pro Small Cap Value Portfolio, 0.57% for the VIP Fund Equity-Income Portfolio, 0.66% for the VIP Fund Growth Portfolio, 0.91% for the VIP Fund Overseas Portfolio, 0.63% for the VIP II Fund Asset Manager Portfolio, 0.67% for the VIP II Fund Contrafund® Portfolio, 1.17% for the Strong Mid Cap Growth Fund II and 3.23% for the Van Eck Worldwide Real Estate Portfolio. Similar expense reimbursement and fee waiver arrangements were also in place for the other Portfolios and it is anticipated that such arrangements will continue past the current year. However, no expenses were reimbursed or fees waived during 1999 for these Portfolios because the level of actual expenses and fees never exceeded the thresholds at which the reimbursement and waiver arrangements would have become operative. In the event that reimbursements or fee waivers do not continue for any Portfolio in future years, the Portfolio’s actual expenses would increase and this would likely increase the average expense figure on which the illustrations are based. See “Table of Fund Fees and Expenses” for more information about such reimbursements.

The tables also reflect the fact that no charges for federal or state income taxes are currently made against the Subaccounts. If such a charge is made in the future, it would take a higher gross annual rate of return to produce the same Policy values.

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid and allocated as indicated, no amounts are allocated to the Guaranteed Account, and no Policy loans are made. The tables are also based on the assumption that the Owner has not requested a decrease in the Face Amount, that no partial withdrawals have been made and no transfers have been made in any Policy Year.

Upon request, PMLIC will provide a comparable illustration of future benefits under the Policy based upon the proposed Insureds’ Ages and Premium Classes, the Death Benefit Option, Face Amount, Planned Periodic Premiums and riders requested. PMLIC reserves the right to charge a reasonable fee for this service to persons who request more than one policy illustration during a Policy year.

PROVIDENT MUTUAL -  FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP  VARIABLE LIFE INSURANCE

$1,000,000 FACE AMOUNT                                                           MALE INSURED ISSUE AGE 55 PREFERRED
DEATH BENEFIT OPTION A                                                          FEMALE INSURED ISSUE AGE 55 PREFERRED
               ANNUAL PREMIUM                                           $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%

End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of -1.72%)			Current** (Net Rate of -1.41%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	10,500	6,955	2,955	1,000,000	7,280	3,280	1,000,000
2	21,525	15,198	10,798	1,000,000	15,868	11,468	1,000,000
3	33,101	23,166	18,366	1,000,000	24,201	19,401	1,000,000
4	45,256	30,842	25,642	1,000,000	32,255	27,055	1,000,000
5	58,019	38,198	32,598	1,000,000	40,009	34,409	1,000,000
6	71,420	45,205	39,205	1,000,000	47,432	41,432	1,000,000
7	85,491	51,821	45,421	1,000,000	54,486	48,086	1,000,000
8	100,266	57,991	51,191	1,000,000	61,103	54,303	1,000,000
9	115,779	63,640	56,440	1,000,000	67,573	60,373	1,000,000
10	132,068	68,677	61,077	1,000,000	73,962	66,362	1,000,000
11	149,171	73,004	65,004	1,000,000	80,756	72,756	1,000,000
12	167,130	76,514	69,074	1,000,000	87,465	80,025	1,000,000
13	185,986	79,094	73,514	1,000,000	94,108	88,528	1,000,000
14	205,786	80,627	76,907	1,000,000	100,677	96,957	1,000,000
15	226,575	80,963	79,103	1,000,000	106,996	105,136	1,000,000
16	248,404	79,891	79,891	1,000,000	112,753	112,753	1,000,000
17	271,324	77,050	77,050	1,000,000	118,006	118,006	1,000,000
18	295,390	72,211	72,211	1,000,000	122,582	122,582	1,000,000
19	320,660	64,803	64,803	1,000,000	126,314	126,314	1,000,000
20	347,193	54,240	54,240	1,000,000	129,027	129,027	1,000,000
25	501,135	0	0	0	120,388	120,388	1,000,000

*
These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

**
These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash

Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL -  FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP  VARIABLE LIFE INSURANCE

$1,000,000 FACE AMOUNT                                                           MALE INSURED ISSUE AGE 55 PREFERRED
DEATH BENEFIT OPTION A                                                          FEMALE INSURED ISSUE AGE 55 PREFERRED
               ANNUAL PREMIUM                                           $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%

End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 4.18%)			Current** (Net Rate of 4.51%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	10,500	7,430	3,430	1,000,000	7,766	3,766	1,000,000
2	21,525	16,622	12,222	1,000,000	17,338	12,938	1,000,000
3	33,101	26,063	21,263	1,000,000	27,203	22,403	1,000,000
4	45,256	35,738	30,538	1,000,000	37,348	32,148	1,000,000
5	58,019	45,627	40,027	1,000,000	47,760	42,160	1,000,000
6	71,420	55,702	49,702	1,000,000	58,416	52,416	1,000,000
7	85,491	65,926	59,526	1,000,000	69,286	62,886	1,000,000
8	100,266	76,245	69,445	1,000,000	80,310	73,510	1,000,000
9	115,779	86,583	79,383	1,000,000	91,783	84,583	1,000,000
10	132,068	96,846	89,246	1,000,000	103,792	96,192	1,000,000
11	149,171	106,932	98,932	1,000,000	116,878	108,878	1,000,000
12	167,130	116,723	109,283	1,000,000	130,575	123,135	1,000,000
13	185,986	126,096	120,516	1,000,000	144,931	139,351	1,000,000
14	205,786	134,920	131,200	1,000,000	159,966	156,246	1,000,000
15	226,575	143,029	141,169	1,000,000	175,543	173,683	1,000,000
16	248,404	150,195	150,195	1,000,000	191,393	191,393	1,000,000
17	271,324	156,041	156,041	1,000,000	207,589	207,589	1,000,000
18	295,390	160,307	160,307	1,000,000	223,994	223,994	1,000,000
19	320,660	162,403	162,403	1,000,000	240,479	240,479	1,000,000
20	347,193	161,714	161,714	1,000,000	256,911	256,911	1,000,000
25	501,135	88,199	88,199	1,000,000	333,379	333,379	1,000,000

*
These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

**
These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash

Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL -  FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP  VARIABLE LIFE INSURANCE

$1,000,000 FACE AMOUNT                                                           MALE INSURED ISSUE AGE 55 PREFERRED
DEATH BENEFIT OPTION A                                                          FEMALE INSURED ISSUE AGE 55 PREFERRED
               ANNUAL PREMIUM                                           $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%

End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 10.07%)			Current** (Net Rate of 10.42%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	10,500	7,906	3,906	1,000,000	8,253	4,253	1,000,000
2	21,525	18,105	13,705	1,000,000	18,866	14,466	1,000,000
3	33,101	29,192	24,392	1,000,000	30,445	25,645	1,000,000
4	45,256	41,233	36,033	1,000,000	43,061	37,861	1,000,000
5	58,019	54,293	48,693	1,000,000	56,799	51,199	1,000,000
6	71,420	68,440	62,440	1,000,000	71,742	65,742	1,000,000
7	85,491	83,741	77,341	1,000,000	87,977	81,577	1,000,000
8	100,266	100,255	93,455	1,000,000	105,574	98,774	1,000,000
9	115,779	118,034	110,834	1,000,000	124,970	117,770	1,000,000
10	132,068	137,119	129,519	1,000,000	146,421	138,821	1,000,000
11	149,171	157,561	149,561	1,000,000	170,691	162,691	1,000,000
12	167,130	179,412	171,972	1,000,000	197,535	190,095	1,000,000
13	185,986	202,739	197,159	1,000,000	227,240	221,660	1,000,000
14	205,786	227,624	223,904	1,000,000	260,103	256,383	1,000,000
15	226,575	254,149	252,289	1,000,000	296,304	294,444	1,000,000
16	248,404	282,376	282,376	1,000,000	335,954	335,954	1,000,000
17	271,324	312,285	312,285	1,000,000	379,500	379,500	1,000,000
18	295,390	344,013	344,013	1,000,000	427,277	427,277	1,000,000
19	320,660	377,509	377,509	1,000,000	479,690	479,690	1,000,000
20	347,193	412,807	412,807	1,000,000	537,235	537,235	1,000,000
25	501,135	624,722	624,722	1,000,000	928,510	928,510	1,000,000

*
These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

**
These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash Surrender Value, for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL -  FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP  VARIABLE LIFE INSURANCE

$1,000,000 FACE AMOUNT                                                           MALE INSURED ISSUE AGE 55 PREFERRED
DEATH BENEFIT OPTION B                                                          FEMALE INSURED ISSUE AGE 55 PREFERRED
               ANNUAL PREMIUM                                           $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 0%

End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of -1.72%)			Current** (Net Rate of -1.41%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	10,500	6,955	2,955	1,006,955	7,279	3,279	1,007,279
2	21,525	15,195	10,795	1,015,195	15,865	11,465	1,015,865
3	33,101	23,157	18,357	1,023,157	24,191	19,391	1,024,191
4	45,256	30,817	25,617	1,030,817	32,230	27,030	1,032,230
5	58,019	38,149	32,549	1,038,149	39,958	34,358	1,039,958
6	71,420	45,115	39,115	1,045,115	47,339	41,339	1,047,339
7	85,491	51,670	45,270	1,051,670	54,328	47,928	1,054,328
8	100,266	57,750	50,950	1,057,750	60,851	54,051	1,060,851
9	115,779	63,272	56,072	1,063,272	67,213	60,013	1,067,213
10	132,068	68,133	60,533.	1,068,133	73,485	65,885	1,073,485
11	149,171	72,223	64,223	1,072,223	80,151	72,151	1,080,151
12	167,130	75,422	67,982	1,075,422	86,724	79,284	1,086,724
13	185,986	77,605	72,025	1,077,605	93,224	87,644	1,093,224
14	205,786	78,643	74,923	1,078,643	99,642	95,922	1,099,642
15	226,575	78,377	76,517	1,078,377	105,781	103,921	1,105,781
16	248,404	76,584	76,584	1,076,584	111,287	111,288	1,111,287
17	271,324	72,891	72,891	1,072,891	116,220	116,220	1,116,220
18	295,390	67,080	67,080	1,067,080	120,379	120,379	1,120,379
19	320,660	58,592	58,592	1,058,592	123,566	123,566	1,123,566
20	347,193	46,890	46,890	1,046,890	125,577	125,577	1,125,577
25	501,135	0	0	0	110,247	110,247	1,110,247
*
These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

**
These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash

Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL -  FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP  VARIABLE LIFE INSURANCE

$1,000,000 FACE AMOUNT                                                           MALE INSURED ISSUE AGE 55 PREFERRED
DEATH BENEFIT OPTION B                                                          FEMALE INSURED ISSUE AGE 55 PREFERRED
               ANNUAL PREMIUM                                           $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 6%

End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 4.18%)			Current** (Net Rate of 4.51%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	10,500	7,430	3,430	1,007,430	7,765	3,765	1,007,765
2	21,525	16,619	12,219	1,016,619	17,335	12,935	1,017,335
3	33,101	26,052	21,252	1,026,052	27,192	22,392	1,027,192
4	45,256	35,710	30,510	1,035,710	37,319	32,119	1,037,319
5	58,019	45,567	39,967	1,045,567	47,698	42,098	1,047,698
6	71,420	55,588	49,588	1,055,588	58,298	52,298	1,058,298
7	85,491	65,728	59,328	1,065,728	69,079	62,679	1,069,079
8	100,266	75,918	69,118	1,075,918	79,967	73,167	1,079,967
9	115,779	86,064	78,864	1,086,064	91,274	84,074	1,091,274
10	132,068	96,051	88,451	1,096,051	103,090	95,490	1,103,090
11	149,171	105,745	97,745	1,105,745	115,950	107,950	1,115,950
12	167,130	114,997	107,557	1,114,997	129,390	121,950	1,129,390
13	185,986	123,644	118,064	1,123,644	143,457	137,877	1,143,457
14	205,786	131,509	127,789	1,131,509	158,167	154,447	1,158,167
15	226,575	138,374	136,514	1,138,374	173,345	171,485	1,173,345
16	248,404	143,946	143,946	1,143,946	188,644	188,644	1,188,644
17	271,324	147,757	147,757	1,147,757	204,119	204,119	1,204,119
18	295,390	149,477	149,477	1,149,477	219,565	219,565	1,219,565
19	320,660	148,401	148,401	1,148,401	234,765	234,765	1,234,765
20	347,193	143,813	143,813	1,143,813	249,482	249,482	1,249,482
25	501,135	40,534	40,534	1,040,534	306,041	306,041	1,306,041

*
These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

**
These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash

Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

PROVIDENT MUTUAL -  FLEXIBLE PREMIUM ADJUSTABLE SURVIVORSHIP  VARIABLE LIFE INSURANCE

$1,000,000 FACE AMOUNT                                                           MALE INSURED ISSUE AGE 55 PREFERRED
DEATH BENEFIT OPTION B                                                          FEMALE INSURED ISSUE AGE 55 PREFERRED
               ANNUAL PREMIUM                                           $10,000

ASSUMING HYPOTHETICAL GROSS ANNUAL RATE OF RETURN 12%

End of Policy Year	Premiums Accumulated at 5% Int. Per Year	Guaranteed* (Net Rate of 10.07%)			Current** (Net Rate of 10.42%)
		Policy Account Value	Net Cash Surrender Value	Death Benefit	Policy Account Value	Net Cash Surrender Value	Death Benefit
1	10,500	7,905	3,905	1,007,905	8,252	4,252	1,008,252
2	21,525	18,102	13,702	1,018,102	18,863	14,463	1,018,863
3	33,101	29,180	24,380	1,029,180	30,432	25,632	1,030,432
4	45,256	41,199	35,999	1,041,199	43,027	37,827	1,043,027
5	58,019	54,220	48,620	1,054,220	56,724	51,124	1,056,724
6	71,420	68,297	62,297	1,068,297	71,594	65,594	1,071,594
7	85,491	83,482	77,082	1,083,482	87,708	81,308	1,087,708
8	100,266	99,813	93,013	1,099,813	105,111	98,311	1,105,111
9	115,779	117,305	110,105	1,117,305	124,253	117,053	1,124,253
10	132,068	135,958	128,358	1,135,958	145,390	137,790	1,145,390
11	149,171	155,759	147,759	1,155,759	169,271	161,271	1,169,271
12	167,130	176,681	169,241	1,176,681	195,641	188,201.,	1,195,641
13	185,986	198,689	193,109	1,198,689	224,780	219,200	1,224,780
14	205,786	221,736	218,016	1,221,736	256,966	253,246	1,256,966
15	226,575	245,736	243,876	1,245,736	292,305	290,445	1,292,305
16	248,404	270,525	270,525	1,270,525	330,747	330,747	1,330,747
17	271,324	295,756	295,756	1,295,756	372,666	372,666	1,372,666
18	295,390	321,211.	321,211	1,321,211	418,205	418,205	1,418,205
19	320,660	346,274	346,274	1,346,274	467,518	467,518	1,467,518
20	347,193	370,288	370,288	1,370,288	520,766	520,766	1,520,766
25	501,135	446,144	446,144	1,446,144	852,286	852,286	1,852,286

*
These values reflect investment results using guaranteed cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the maximum transaction charge for the zero coupon bond account.

**
These values reflect investment results using current cost of insurance rates, mortality and expense risk charges, premium expense charges, administrative charges, and the current transaction charge for the zero coupon bond account.

The death benefit may, and the policy account values and net cash surrender values will differ if premiums are paid in different amounts or frequencies.

It is emphasized that the hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown. The Death Benefit, Policy Account Value and Net Cash

Surrender Value for a Policy would be different from those shown if actual rates of investment return applicable to the Policy averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below that average for individual Policy years. The Death Benefit, Policy Account Value and Net Cash Surrender Value for a Policy would also be different from those shown, depending on the investment allocations made to the Separate Accounts and the different rates of return of the Separate Accounts if the actual rates of investment return applicable to the Policy averaged 0%, 6% or 12%, but varied above or below that average for particular Separate Accounts. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Part II

OTHER INFORMATION
UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

NLIC’s Code of Regulations provides, in part:

Provision is made in NLIC's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by NLIC of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of NLIC, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling NLIC pursuant to the foregoing provisions, NLIC has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION OF REASONABLENESS

Nationwide Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

The Prospectus consisting of 78 pages, and related supplements.

The undertaking to file reports.

Rule 484 undertaking.

Representations pursuant to Rule 6e-3(T).

The signatures.

Consents:

Opinion and Consent of Jamie R. Casto, Esq. (see Exhibit 3.A.)
Consent of Independent Registered Public Accounting Firm (see Exhibit 7)

The following exhibits:

EXHIBIT INDEX

EXHIBITS
1.A.1.a.
Resolution adopted by the Board of Directors of Provident Mutual Life Insurance Company authorizing establishment of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Managed Separate Account, and Provident Mutual Variable Zero Coupon Bond Separate Account. (1)

1.A.1.b.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Aggressive Growth Separate Account. (1)
1.A.1.c.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable International Separate Account. (1)
1.A.1.d.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company establishing the Provident Mutual Variable Separate Account. (1)
1.A.1.e.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account. (1)
1.A.1.f.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of additional Subaccounts of Provident Mutual Variable Separate Account. (1)
1.A.1.g.	Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Creation of Additional Subaccounts of Provident Mutual Life Variable Separate Account. (4)
1.A.1.h.
Resolution of the Board of Directors of Provident Mutual Life Insurance Company Approving Reorganization of the Provident Mutual Variable Growth Separate Account, Provident Mutual Variable Money Market Separate Account, Provident Mutual Variable Bond Separate Account, Provident Mutual Variable Zero Coupon Bond Separate Account, Provident Mutual Variable Aggressive Growth Separate Account, Provident Mutual Variable International Separate Account, Provident Mutual Variable Separate Account. (4)

1.A.2.	None
1.A.3.a.i.	Underwriting Agreement. (1)
1.A.3.a.ii.	Amendment to Underwriting Agreement. (1)
1.A.3.a.iii.	Amendment to Underwriting Agreement. (1)
1.A.3.a.iv.	Amendment to Underwriting Agreement. (1)
1.A.3.a.vi.	Amendment to Underwriting Agreement. (1)
1.A.3.a.vii.	Distribution Agreement by and among Nationwide Life Insurance Company of America, Nationwide Life and Annuity Company of America, and 1717 Capital Management Company. (9)

EXHIBITS
1.A.3.a.viii.	Assignment and Assumption of Distributor’s Interest Under Distribution Agreement by and between Nationwide Securities, LLC and Nationwide Investment Services Corporation. (9)
1.A.3.b.	Inapplicable.
1.A.3.c.	Inapplicable.
1.A.4.	None
1.A.5.	Individual Flexible Premium Adjustable Survivorship Variable Life Insurance Policy Forms (C130 & C130A). (3)
1.A.5.a.	Convertible Term Life Rider (C308). (2)
1.A.5.b.	Extension of Final Policy Date Rider (C822). (2)
1.A.5.c.	Disability Waiver Benefit Rider (C902). (2)
1.A.5.d.	4 Year Survivorship Term Life Rider (C309). (3)
1.A.5.e.	Guaranteed Minimum Death Benefit Rider (C320). (3)
1.A.5.f.	Policy Split Option Rider (C615). (3)
1.A.5.g.	Change of Insured Rider (C905). (3)
1.A.6.a.	Amended Articles of Incorporation for Nationwide Life Insurance Company. (9)
1.A.6.b.	Amended and Restated Code of Regulations of Nationwide Life Insurance Company. (9)
1.A.6.c.	Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009. (9)
1.A.7.	None
1.A.8.	Sponsorship Agreement between Provident Mutual Life Insurance Company and MLPFS for Zero Coupon Trust. (1)
1.A.9.	None
1.A.10.	Form of Application. (5)
1.A.10.a.	Application for Flexible Premium. (1)
1.A.10.b.	Initial Allocation Selection. (1)
2.	See Exhibit 1.A.5.
3.A.	Opinion and Consent of Jamie R. Casto, Esq. (9)
3.B.	Inapplicable.
4.	None

EXHIBITS
5.	Inapplicable
6.	Inapplicable
7.	Consent of Independent Registered Public Account Firm. (9)
8.	Description of Provident Mutual Life Insurance Company’s Issuance, Transfer and Redemption Procedures for Policies. (6)
9.	Powers of Attorney. (9)
10.a.	Fund Participation Agreement with AIM Variable Insurance Funds dated January 6, 2003. (7)
10.b.	Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003. (8)
10.c.	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended. (7)
10.d.	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended. (7)
10.e.	Fund Participation Agreement with Federated Insurance Series dated April 1, 2006, as amended. (7)
10.f.
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V. (7)

10.g.	Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust dated May 1, 2003; as amended. (7)
10.h.	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999. (7)
10.i.	Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust dated February 1, 2003, as amended. (7)
10.j.	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended. (7)
10.k.
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006. (7)

10.l.	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007. (7)
10.m.	Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P., dated February 1, 2002. (8)

EXHIBITS
10.n.	Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended. (7)
10.o.	Fund Participation Agreement Van Eck Investment Trust, Van Eck Associates Corporation, Van Eck Securities Corporation dated September 1, 1989, as amended. (8)
10.p.	Fund Participation Agreement with Wells Fargo Management, LLC, Stephens, Inc. dated November 15, 2004, as amended. (8)
27.	Inapplicable
________________________________

(1)	Incorporated herein by reference to Post-Effective Amendment No. 18, filed on May 1, 1998, File No. 33-2625.

(2)	Incorporated herein by reference to Post-Effective Amendment No. 11, filed on May 1, 1998, File No. 33-42133.

(3)	Incorporated herein by reference to Post-Effective Amendment No. 8, filed on May 1, 1998, File No. 33-55470.

(4)	Incorporated herein by reference to Post-Effective Amendment No. 1, filed on April 25, 2000, File No. 333-71763.

(5)	Incorporated herein by reference to Post-Effective Amendment No. 2, filed on April 24, 2000, File No. 333-67775.

(6)	Incorporated herein by reference to Post-Effective Amendment No. 1, filed on April 25, 2000, File No. 333-82613.

(7)	Incorporated herein by reference to Pre-Effective Amendment No. 1, filed on July 17, 2007, File No. 333-140608.

(8)	Incorporated herein by reference to Pre-Effective Amendment No. 3, filed on September 27, 2007, File No. 333-137202.

(9)	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nationwide Provident VLI Separate Account 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Columbus, and State of Ohio, on the 31st day of December, 2009.

NATIONWIDE PROVIDENT VLI SEPARATE ACCOUNT 1
(Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Depositor)

By: /S/ JAMIE R. CASTO
Jamie R. Casto

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on the 31st day of December, 2009.

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
PETER A. GOLATO
Peter A. Golato, Senior Vice President-Individual Protection Business Head and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director

By: /s/ JAMIE R CASTO
Jamie R. Casto
Attorney-in-Fact